

NURTURING STRONG ROOTS. CULTIVATING NEW GROWTH.

Susquehanna Bancshares, Inc. *2008 Annual Report*

Susquehanna

THE ROOTS OF OUR SUCCESS LIE IN CREATING ENDURING RELATIONSHIPS



"This is a happy bank; everybody knows everybody. Personal service is not a lost art at Susquehanna Bank; the warmth in here is wonderful... When we need something done, this is the first place we come. It's still a community bank, even now that it's part of a larger system... This bank has been key not only for my personal banking, but to help me make some solid investments in downtown."

Ed Mullaney
Downtown Manager, Cumberland, MD



"Susquehanna Bank has always been a strong supporter for us, not only for our first-time homebuyer program, but also for our upcoming capital project to build a preschool and community learning center. In addition, we've had a representative from Susquehanna on our board for years. It's the skills that you bring to the agency that makes the agency."

Marilyn Swangin
Executive Director
Neighborhood Housing Services of Camden, Inc.



"Over their years of growth, Susquehanna Bank has maintained that consistent message of being part of the community, giving back to the community, doing what's best for the community. Susquehanna is the prime example of that corporate citizen that you would just dream of having, and sets the standard so high."

Mary Beth Pirolozzi
Executive Director, County United Way
City Councilwoman, Cumberland, MD

FINANCIAL HIGHLIGHTS



Susquehanna Bancshares, Inc., is a regional financial services holding company with assets of approximately $14 billion. It includes Susquehanna Bank, which provides financial services at 236 branch locations in the Mid-Atlantic region. Through Susquehanna Wealth Management, the company offers investment, fiduciary, brokerage, insurance, retirement planning and private banking services. Susquehanna also operates an insurance and employee benefits company, a commercial finance company, and a vehicle leasing company.

Additional Affiliates:
The Addis Group, LLC, Hann Financial Service Corp., Stratton Management Company, Susquehanna Trust & Investment Company, and Valley Forge Asset Management Corp.



$1.60 $1.70 $1.66 $1.23 $0.95
04 05 06 07 08

Diluted Earnings Per Share



$5.1 $5.3 $5.9 $8.9 $9.1
04 05 06 07 08

Deposits
(In billions)

$ in millions, *except per-share data*	2008	2007	2006	2005	2004
Assets	$13,683	$13,078	$8,225	$7,466	$7,475
Loans and leases	$9,654	$8,752	$5,561	$5,219	$5,253
Deposits	$9,066	$8,945	$5,878	$5,309	$5,131
Shareholders' Equity	$1,946	$1,729	$936	$780	$752
Net Income Available To Common Shareholders	$82	$69	$84	$80	$70
Diluted Earnings Per Share	$0.95	$1.23	$1.66	$1.70	$1.60
Book Value Per Share	$19.21	$20.12	$17.98	$16.66	$16.13
Cash Dividends Per Share	$1.04	$1.01	$0.97	$0.93	$0.89
Market Price Per Share *(at Dec. 31)*	$15.91	$18.44	$26.88	$23.68	$24.95
Return on Average Assets	0.62%	0.78%	1.05%	1.07%	1.04%
Return on Average Tangible Equity*	13.35%	11.56%	15.42%	16.06%	14.36%
Net Interest Margin	3.62%	3.67%	3.77%	3.76%	3.60%
Efficiency Ratio	66.46%	69.10%	66.43%	65.58%	66.15%
Net Charge-Offs/Avg. Loans & Leases	0.42%	0.25%	0.10%	0.24%	0.16%
Non-Performing Assets/Loans, Leases & OREO	1.22%	0.81%	0.67%	0.38%	0.41%

** Non-GAAP financial measure. The most comparable measurement for return on tangible equity is return on average equity. Reconciliations of these non-GAAP and GAAP measurements can be found in Part II, Item 6, "Selected Financial Data" of our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2008.*



$5.3 $5.2 $5.6 $8.8 $9.7
04 05 06 07 08

Loans
(In billions)



The Susquehanna Bank Region
236 branches serving parts of PA, NJ, MD, and WV. ***Pennsylvania Counties:*** *Adams, Bedford, Berks, Chester, Cumberland, Dauphin, Delaware, Franklin, Lancaster, Lehigh, Luzerne, Lycoming, Montgomery, Northampton, Northumberland, Schuylkill, Snyder, Union, and York.* ***New Jersey Counties:*** *Atlantic, Burlington, Camden, Cumberland, and Gloucester.* ***Maryland Counties:*** *Allegany, Anne Arundel, Baltimore, Baltimore City, Carroll, Garrett, Harford, Howard, Washington, and Worcester.* ***West Virginia:*** *Berkeley County.*

CEO MESSAGE:
TO OUR SHAREHOLDERS, CUSTOMERS & FRIENDS,

A year ago when I wrote to you in our Annual Report, I noted the challenges that 2007 posed to the financial services industry. At the time, none of us knew that the economic upheaval of 2008 would make the previous year pale in comparison.

We are in the midst of the most turbulent business climate in at least a generation. The shock waves have rippled throughout the national and global economy, and our own company is certainly feeling the effects.

While loan growth remained strong, at 10% for 2008, deposit growth reflected the competitive environment, with an increase of just 1%. Net interest margin decreased 5 basis points, to 3.62%. The pressure that the economic downturn has placed on our customers led to a decline in several key measures of credit quality. Net charge-offs as a percentage of average loans and leases were 0.42%, compared to 0.25% in 2007; nonperforming assets as a percentage of loans, leases and other real estate owned were 1.22%, compared to 0.81% in the prior year. In this environment, we increased the provision for loan and lease losses to $63.8 million for 2008, compared to $21.8 million in 2007.



Taking into account the money accumulated to pay the dividend on preferred shares owned by the U.S. Treasury, net income available to common shareholders for 2008 was $81.8 million, compared to $69.1 million in 2007. This translated to earnings of 95 cents per diluted share in 2008, compared to $1.23 per diluted share in 2007.

Bank Merger Yields Efficiencies

Although Susquehanna has been affected by the financial turbulence over the past year, we also took steps that allowed us to weather the storm more successfully. One major initiative in 2008 was the merger of our three bank subsidiaries into a single charter under the name Susquehanna Bank. This effort to improve our efficiency proved particularly well timed as the economy deteriorated in the second half of 2008. The consolidation is expected to yield annual cost savings of approximately $20 million beginning in 2009. This will help to offset an increase in other expenses due to economic fallout, such as a significant increase in premiums we pay to the Federal Deposit Insurance Corp. to insure our customers' deposits. With the uncertain economic outlook, we will continue diligent management of expenses, with a goal of reducing non-interest expenses by 1% in 2009.

As 2009 began, our management team identified a series of strategic focus areas geared to help us manage the ongoing challenges and take advantage of opportunities that will arise. First, we will continue our diligent management of credit quality. In 2008, we were able to achieve strong loan growth while maintaining credit quality ratios better than the majority of our peer group. However, we are still not satisfied with our results. In a competitive market, deposits become a scarce commodity, and we will work to deploy our resources through sound loan underwriting.

Federal Program Enhances Well-Capitalized Status

A second strategic focus area is managing capital and liquidity, and one resource that we tapped to further strengthen our well-capitalized status was the U.S. Treasury Department's Capital Purchase Program. We applied for and received $300 million through the program, and the government's purchase of preferred shares was completed on December 12, 2008. Following this capital infusion, as of year-end 2008 our leverage ratio was 9.92%, Tier I risk-based capital ratio, 11.17%, and total risk-based capital ratio, 13.52%. In each category, we exceeded the government's benchmarks to be ranked as well-capitalized, which are 5.0%, 6.0% and 10.0%, respectively. To put it another way, given our risk-based capital ratios at year-end, we had excess capital of $391 million beyond the minimum necessary to be ranked as well-capitalized.

We believe that participating in the Capital Purchase Program is in the best interests of our shareholders, customers and the communities we serve. This funding gives us a foundation to generate additional lending, and it also builds our capital reserves for added security in an uncertain economy. In return for the capital infusion, the U.S. Treasury received $300 million in preferred shares with an initial annual dividend rate of 5% and warrants to purchase approximately 3 million shares of common stock, at an exercise price of $14.86 per share.

Lending Growth Supports Local Communities

This capital infusion brings with it a responsibility to make credit available in our local communities, and we have every intention of continuing our record of strong loan growth. Last year, we completed approximately $88 million in community development loans and $30 million in Small Business Administration lending. Through Susquehanna Bank's Homestart Mortgage Loan Program, we provided approximately 350 loans to low- and moderate-income first-time homebuyers, for a total of about $37 million. These results reflect only a portion of our total lending during 2008, and they show our strong commitment to advancing responsible home ownership and economic growth in our communities. We plan to build on this foundation going into 2009, with overall loan growth projected at 8%. We believe this level of loan growth is achievable and responsible in the current climate, which requires us to carefully balance our support of economic growth with the need to maintain credit quality in our portfolio.

Another focus area for 2009 is the funding necessary to support lending. We anticipate that this year will continue the trend of competitiveness in deposit generation and pricing. This is clear in our deposit goal for the year, a modest increase of 1%. We believe there is some potential in a few targeted market segments where we will concentrate our efforts, including seniors, small businesses, private banking clients, workplace banking programs and non-profit organizations. With several competitors in our marketplace affected by mergers and acquisitions, our branch network is prepared to seek out and develop relationships with customers who may be searching for a new bank.

Our final focus area in 2009 is to continue to build recognition and value for the Susquehanna Bank brand. After combining our affiliate banks into a single charter, we are working to ensure that we provide a consistent customer experience throughout our network of 236 branches, with increased efficiency and streamlined marketing and sales efforts.

Wealth Management Business Expands

During 2008, we expanded our wealth management business by acquiring Stratton Management Company in Plymouth Meeting, PA. The company provides asset management for institutions, pensions, endowments and high net worth individuals and also manages and advises the Stratton Mutual Funds. In addition to increasing Susquehanna Bancshares' assets under management and administration, the acquisition further diversified our expertise in investment management.

Building on a Foundation of Trust

Trust and customer confidence have become two of the most valuable commodities a bank can possess. That is why I am so proud of how our team members have responded in the past year. They reassured concerned customers about the underlying soundness of Susquehanna Bank and the safeguards in place to protect deposits. They worked with clients to find the right loans to meet both their goals and our underwriting standards. They accepted the demands and sacrifices that are necessary to keep our company competitive in a time of economic crisis.

Our focus in 2009 will be on diligent management of our loan portfolio, liquidity and capital; profitable deployment of deposits; and delivering superior customer service to increase market share.

Susquehanna Board of Directors

On a personal note, we were saddened by the loss of a member of our Board of Directors. Russell J. Kunkel passed away on November 19, 2008. The former Vice Chairman of Meridian Bancorp, Inc., he had served on our board since 2004, providing significant expertise on the banking industry. He will be greatly missed.

I would also like to acknowledge two longtime members of our Board of Directors who retired in 2008. Henry H. Gibbel, Chairman and CEO of Lititz Mutual Insurance Company, had served on our board since Susquehanna Bancshares was founded in 1982. James G. Apple, President of Butter Krust Baking Company, was a director since 1992. Both contributed valuable insight to the growth of our business, and we are grateful for their dedication.

We also welcomed a new member to our board in 2008. Anthony J. Agnone, Sr., is President of Eastern Athletic Services, which represents professional football players. He had served as a member of our bank board in Maryland since 1995.

There is no doubt that we will look back at 2008 and marvel at how rapidly and radically our industry changed. But we should also remember that in the midst of this challenging year, our company did not falter. Instead, we put in place the structure that we believe will enable Susquehanna to navigate the economic turbulence and build on our role as one of the nation's top regional financial services companies. Our focus in 2009 will be on successful management of our loan portfolio, profitable deployment of deposits through sound lending, diligent management of liquidity and capital, and delivering superior customer service to increase market share. Each of our 3,200 team members is focused on these initiatives, and I look forward to the results that we can achieve together.

Thank you for your investment and ongoing interest in our company.

Sincerely,

William J. Reuter

William J. Reuter
Chairman and Chief Executive Officer

NURTURING STRONG ROOTS IN LOCAL COMMUNITIES

When you seek out the roots of Susquehanna Bank, you begin a journey that weaves through picturesque towns, growing suburbs and bustling cities in the Mid-Atlantic region.



You could find yourself in historic Cumberland, MD, where our origins date back to 1812. For nearly 200 years, we have served as a financial resource to residents and businesses in Cumberland, which is centrally located within two hours of Baltimore, Washington DC, and Pittsburgh. Nestled in the wooded hills of western Maryland, Cumberland has become a popular tourist destination known for arts and entertainment, outdoor recreation and its scenic railroad and historic canal.

Today, the strength of the bank and its role in the community is evident. Susquehanna Bank holds the #1 market share in deposits in Allegany County. During the year, the Allegany County Chamber of Commerce honored Susquehanna Bank as its Large Business of the Year, and the County United Way presented Susquehanna with its 2008 Community Caring Award. Our role in Cumberland is representative of the commitment we show to each of the customers and communities we serve. In 2008, we combined our three affiliate banks into a single Susquehanna Bank with 236 branches in Pennsylvania, New Jersey, Maryland and West Virginia. The initiative also included creating a standard set of products and prices company-wide. This move was designed to provide customers with a consistent experience at all Susquehanna locations, and to provide streamlined, efficient processes for employees.

Even as we worked to create consistency in our customer experience, we also renewed our commitment to the regional structure that keeps us in close contact with our customers in each local community. We serve markets ranging from rural towns to metropolitan Baltimore and Philadelphia, so we recognize the importance of our team members who live in each area. They have vital insight into the financial needs and concerns of their neighbors – our customers.



In a year when some banks were sidelined by economic turbulence, Susquehanna Bank earned recognition for our commitment to communities. For example:

- In its Corporate Philanthropy Awards, Philadelphia Business Journal listed Susquehanna Bank among its top 20 most charitable givers. The bank won in its category for in-kind donor and volunteer donor awards and was a finalist for the community impact award.
- In Lancaster County, Millersville University honored Susquehanna for our commitment to financial education at a Regional Economy Symposium. Our company is a strong supporter of education through the university and EconomicsPennsylvania.
- The Maryland Bankers Association honored Susquehanna Bank in its Financial Education Awards, for financial literacy programs that reached more than 8,000 people in the state.


1:05
Susquehanna
Susquehanna Bank



CULTIVATING NEW MARKETS FOR FUTURE GROWTH

With roots firmly planted in scores of towns and cities in the Mid-Atlantic region, we continue to branch out, deepening our presence in some communities and entering new markets as well.

Consider the metropolitan Philadelphia market, where we took significant strides in 2008 to enhance our brand recognition and our branch network. We completed a multi-year agreement for the naming rights to the Susquehanna Bank Center in Camden, NJ, just across the Delaware River from Philadelphia. This music concert amphitheater draws up to 500,000 patrons annually. Just up the street, we opened a new branch in Camden's popular waterfront area, which is home to a minor league baseball team, aquarium and battleship museum. The branch is across the street from our bank's regional headquarters along the Delaware River. Turning to the Pennsylvania communities that surround Philadelphia, we opened new branches in Collegeville and Ardmore. In early 2009, we are working to establish our first branch in the city of Philadelphia.

At Susquehanna, we have followed a simple philosophy that has proven successful for well over a century of banking. We carefully nurture our roots in local communities, confident in the knowledge that this effort and dedication will yield new growth in the future.

At Susquehanna, banking is about far more than transactions. We strive to develop enduring relationships with customers. That's why, during 2008, we pursued a series of initiatives for the betterment of the communities we serve:

- We completed approximately $88 million in community development loans, $30 million in Small Business Administration loans and approximately $37 million in loans to low- and moderate-income first-time homebuyers through our Homestart Mortgage Loan program.
- We made $2.8 million in donations to non-profit organizations and sponsorships of community events.
- Our employees contributed approximately 13,000 hours of volunteer service to more than 180 organizations.
- We demonstrated our commitment to a healthy environment by encouraging customers to view their monthly statements online, instead of receiving paper copies through the mail. We made a contribution to the National Audubon Society for each customer who switched to e-statements.



"Our initial relationship with Susquehanna Bank has grown rapidly. They understand health care financing. They took a significant interest in us as an institution, and they stepped up to the plate and helped provide financing for a major expansion project during challenging economic times."

John P. Sheridan, Jr.
President & Chief Executive Officer
Cooper University Hospital, Camden, NJ


Susquehanna
Susquehanna Bank
Monday - Thursday
Lobby: 8:00 AM - 5:00 PM
Friday
Lobby: 8:00 AM - 6:00 PM

OFFICERS AND BOARD OF DIRECTORS



Executive Officers

William J. Reuter	*Chairman and Chief Executive Officer*
Eddie L. Dunklebarger	*President and Chief Operating Officer*
Edward Balderston, Jr.	*Executive Vice President and Chief Administrative Officer*
Drew K. Hostetter	*Executive Vice President, Treasurer and Chief Financial Officer*
James G. Pierné	*Executive Vice President, Managing Director of Retail Banking Services/Marketing*
Michael M. Quick	*Executive Vice President and Chief Corporate Credit Officer*
Jeffrey M. Seibert	*Executive Vice President, Managing Director of Commercial/Business Banking Services*

Corporate Officers

Lisa M. Cavage	*Senior Vice President, Secretary and Counsel*
Bernard A. Francis, Jr.	*Senior Vice President and Group Executive*
Michael E. Hough	*Senior Vice President, Managing Director of Maryland Division*
Rodney A. Lefever	*Senior Vice President and Chief Technology Officer*
Joseph R. Lizza	*Senior Vice President, Managing Director of Delaware Valley Division*
John H. Montgomery	*Senior Vice President, Managing Director of Pennsylvania Division*
Peter J. Sahd	*Senior Vice President and Group Executive*
Edward J. Wydock	*Senior Vice President and Chief Risk Officer*

Board of Directors

Anthony J. Agnone, Sr.	*President, Eastern Athletic Services, Hunt Valley, MD*
Wayne E. Alter, Jr.	*President and CEO, DynaCorp., Inc., Hagerstown, MD*
Peter DeSoto	*CEO, J.T. Walker Industries, Inc., Gratz, PA*
Eddie L. Dunklebarger	*President and COO, Susquehanna Bancshares, Inc.*
Bruce A. Hepburn	*Certified Public Accountant, Lancaster, PA*
Donald L. Hoffman	*President & CEO, Hoffman's Quality Meats & Catering, Hagerstown, MD*
Guy W. Miller, Jr.	*President and CEO, Homes by Keystone, Inc., Waynesboro, PA*
Michael A. Morello	*Owner, Stagecoach Investors LLC and Stardust Development Co., LLC, Marmora, NJ*
Scott J. Newkam	*Retired Chairman, President and CEO, Hershey Entertainment & Resorts Company, Hummelstown, PA*
E. Susan Piersol	*President and Owner, Piersol Development, Mullica Hill, NJ*
William J. Reuter	*Chairman and CEO, Susquehanna Bancshares, Inc.*
M. Zev Rose	*Attorney & President, Sherman, Silverstein, Kohl, Rose and Podolsky, Pennsauken, NJ*
Christine Sears	*Executive Vice President and CFO, Penn National Insurance, Harrisburg, PA*
James A. Ulsh	*Attorney & Shareholder, Mette, Evans & Woodside, Harrisburg, PA*
Dale M. Weaver	*Retired President & Owner, New Holland Custom Woodwork, New Holland, PA*
Roger V. Wiest, Sr.	*Attorney & Managing Partner, Wiest, Muolo, Noon & Swinehart, Sunbury, PA*
William B. Zimmerman	*President and CEO, Zimmerman's Hardware and Supply Company, Inc., Everett, PA*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 0-133872

Susquehanna Bancshares, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-2201716**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
26 North Cedar St., Lititz, Pennsylvania	**17543**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (717) 626-4721

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
common stock, par value $2.00 per share	The Nasdaq Stock Market, LLC
Susquehanna Capital I Capital Stock (and the Guarantee by Susquehanna Bancshares, Inc. with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $1,008,206,306 as of June 30, 2008, based upon the closing price quoted on the Nasdaq Global Select Market for such date. Shares of common stock held by each executive officer and director and by each person who beneficially owns more than 5% of the outstanding common stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. The number of shares issued and outstanding of the registrant's common stock as of February 23, 2009, was 86,186,395.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held May 8, 2009 are incorporated by reference into Part III of this Annual Report.

SUSQUEHANNA BANCSHARES, INC.

TABLE OF CONTENTS

Unless the context otherwise requires, the terms "Susquehanna," "we," "us," and "our" refer to Susquehanna Bancshares, Inc. and its subsidiaries.

PART I

Item 1. Business

General

Susquehanna Bancshares, Inc. is a financial holding company that provides a wide range of retail and commercial banking and financial services through our subsidiaries in the mid-Atlantic region. In addition to one commercial bank, we operate a trust and investment company, an asset management company (which provides investment advisory, asset management, brokerage and retirement planning services), a property and casualty insurance brokerage company and a vehicle leasing company. As of December 31, 2008, we had total assets of $13.7 billion, consolidated net loans and leases of $9.7 billion, deposits of $9.1 billion, and shareholders' equity of $1.9 billion.

Susquehanna was incorporated in Pennsylvania in 1982. Our executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543. Our telephone number is (717) 626-4721, and our web site address is *www.susquehanna.net.* Our stock is traded on the Nasdaq Global Select Market under the symbol SUSQ. We make available free of charge, through the Investor Relations section of our web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our web site.

As a financial holding company with operations in multiple states, we manage our bank subsidiary on a geographic market basis, which allows each division operating in different markets to retain flexibility with regard to loan approvals and product pricing. We believe that this approach differentiates us from other large competitors because it gives our bank greater flexibility to better serve its markets and increase responsiveness to the needs of local customers. We continue, however, to implement consolidations in selected lines of business, operations and support functions in order to achieve economies of scale and cost savings. We also provide our bank subsidiary guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial, administrative, and control services.

The following table sets forth information, for the year ended December 31, 2008, regarding our bank subsidiary and our non-bank subsidiaries that had annual revenues in excess of $5.0 million:

Subsidiary	Assets	Percent of Total	Revenues(1)	Percent of Total	Pre-tax Income	Percent of Total
			(dollars in thousands)			
Bank Subsidiary:						
Susquehanna Bank(2)	$13,318,298	97.5%	$501,642	92.8%	$142,907	130.4%
Non-Bank Subsidiaries:						
Susquehanna Trust & Investment Company	9,659	0.1	15,593	2.9	1,141	1.0
Valley Forge Asset Management Corp.	39,511	0.3	15,619	2.9	1,940	1.8
Stratton Management Company, LLC	76,907	0.6	9,722	1.8	4,324	3.9
Boston Service Company, Inc. (t/a Hann Financial Service Corp.)	138,414	1.0	16,495	3.1	(6,261)(3)	(5.7)
The Addis Group, LLC	42,566	0.3	12,351	2.3	854	0.8
Consolidation adjustments and other non-bank subsidiaries	57,633	0.2	(30,811)	(5.8)	(35,326)(4)	(32.2)
TOTAL	$13,682,988	100.0%	$540,611	100.0%	$109,579	100.0%

(1) Revenue equals net interest income and other income.

(2) Excludes Susquehanna Trust & Investment Company, a wholly owned subsidiary.

(3) Does not include incremental benefits to Susquehanna Bank for loans, leases and deposits originated by Hann. When these benefits, not recorded on Hann's books, are taken into consideration, Hann's pre-tax income for 2008 would have been $1.6 million. The corresponding reduction in pre-tax income in Susquehanna Bank would have been $7.8 million.

(4) Primarily the parent company's unallocated expenses.

As of December 31, 2008, non-interest income represented 26.3% of our total revenue. Susquehanna Bank (excluding Susquehanna Trust & Investment Company) contributed 54.6% of total non-interest income, and non-bank affiliates contributed 45.4% of total non-interest income.

We are managed from a long-term perspective with financial objectives that emphasize loan quality, balance sheet liquidity, and earnings stability. Consistent with this approach, we emphasize a low-risk loan portfolio derived from our local markets. In addition, we focus on not having any portion of our business dependent upon a single customer or limited group of customers or a substantial portion of our loans or investments concentrated within a single industry or a group of related industries. Our net charge-offs over the past five years have averaged 0.23% of total average loans and leases.

As of December 31, 2008, our total loans and leases (net of unearned income) in dollars and by percentage were as follows:

	(dollars in thousands)	
Commercial, financial and agricultural	$2,169,262	22.4%
Real estate – construction	1,313,647	13.6
Real estate secured – residential	2,298,709	23.8
Real estate secured – commercial	2,875,502	29.8
Consumer	314,051	3.3
Leases	682,702	7.1
Total loans and leases	$9,653,873	100.0%

As of December 31, 2008, core deposits funded 64.8% of our lending and investing activities.

Products and Services

Our Bank Subsidiary. Our commercial bank subsidiary, Susquehanna Bank, operates an extensive branch network and maintains a strong market presence in our primary markets. It provides a wide-range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposit, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, automobile loans, personal loans, and internet banking services. It also provides a wide-range of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans, and internet banking services.

Our Non-bank Subsidiaries. Our non-bank subsidiaries offer a variety of financial services to complement our core banking operations, broaden our customer base, and diversify our revenue sources. The Addis Group, LLC provides commercial, property and casualty insurance, and risk management programs for medium and large sized companies. Susquehanna Trust & Investment Company, a subsidiary of Susquehanna Bank, provides traditional trust and custodial services, and acts as administrator, executor, guardian, and managing agent for individuals, businesses and non-profit entities. Valley Forge Asset Management Corp. offers investment advisory, asset management and brokerage services for institutional and high net worth individual clients, and directly and through a subsidiary, retirement planning services. Stratton Management Company provides equity management of assets for institutions, pensions, endowments and high net worth individuals. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services.

Market Areas

Our Bank Subsidiary. Susquehanna Bank is a Pennsylvania state-chartered bank that operates 236 banking offices. Its operations are divided into the following regional divisions:

- The PA Division includes 123 banking offices operating primarily in the central Pennsylvania market area, including Adams, Berks, Chester, Cumberland, Dauphin, Lancaster, Luzerne, Lycoming, Northumberland, Schuylkill, Snyder, Union, and York counties.
- The MD Division includes 64 banking offices operating primarily in the market areas of Maryland and southwestern central Pennsylvania, including Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington, and Worcester counties and the City of Baltimore in Maryland, Berkeley County in West Virginia and Bedford and Franklin counties in Pennsylvania.
- The DV Division includes 49 banking offices operating primarily in the suburban Philadelphia, Pennsylvania and southern New Jersey market areas, including Berks, Chester, Delaware, Lehigh, Montgomery, and Northampton counties in Pennsylvania and Atlantic, Burlington, Camden, Cumberland, and Gloucester counties in New Jersey.

Our Non-bank Subsidiaries. Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp. operate primarily in the same market areas as Susquehanna Bank. The Addis Group, LLC operates primarily in southeastern Pennsylvania, southern New Jersey, and northern Delaware. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) operates primarily in New Jersey, eastern Pennsylvania, and southeastern New York. Stratton Management Company operates throughout the continental United States.

Like the rest of the nation, the market areas that we serve are presently experiencing an economic slowdown. A variety of factors (e.g., any substantial rise in inflation or unemployment rates, decrease in consumer confidence, natural disasters, war, or political instability) may further affect both our markets and the national market. We will continue our emphasis on managing our funding costs and lending rates to effectively maintain profitability. In addition, we will continue to seek relationships that can generate fee income that is not directly tied to lending relationships. We anticipate that this approach will help mitigate profit fluctuations that are caused by movements in interest rates, business and consumer loan cycles, and local economic factors.

Our Long-Term Strategy

We manage our business for sustained long-term growth and profitability. Our primary strategies are internal growth through expansion of our customer base in existing markets and external growth through acquisitions in selected markets. We focus on leveraging customer relationships through the cross-selling of a comprehensive range of financial services and products by a highly trained and motivated employee sales force. Our long-term strategic plan to enhance shareholder value has three main components: growing our business profitably through the specific methods mentioned above; building enduring relationships through sales and service; and focusing on risk management. Integrated into our strategic plan under these components are various company-wide initiatives we believe are important to achieving our plan, including technology, rewards, teamwork, training, communications, and organizational structure.

Mergers and Acquisitions

Stratton. In April 2008, we completed the acquisition of Stratton Holding Company, an investment management company based in Plymouth Meeting, Pennsylvania, with approximately $3.0 billion in assets under management. Stratton Holding Company was the parent of Stratton Management Company, a privately owned investment management firm founded in 1972 and based in Plymouth Meeting, Pennsylvania. Stratton Management Company provides equity management of assets for institutions, pensions, endowments and high net worth individuals. It also manages and advises the Stratton Mutual Funds, including Stratton Small-Cap Value Fund, Stratton Multi-Cap Fund, and Stratton Monthly Dividend REIT Shares. Another subsidiary of Stratton, Semper Trust Company, is a Pennsylvania-chartered trust company.

After the acquisition, Stratton Holding Company was merged out of existence, and Stratton Management Company is now a wholly-owned subsidiary of Susquehanna and part of the Susquehanna wealth management companies. The addition of Stratton Management Company increased diversification in our investment expertise, including experience in mutual fund management.

Bank Merger. In October 2008, we merged our three bank subsidiaries together to improve efficiency, customer service and product delivery. Susquehanna Bank and Susquehanna Bank DV were merged into Susquehanna Bank PA, which subsequently changed its name to Susquehanna Bank.

We currently have no other formal commitments with respect to the acquisition of any entities, although discussions with prospects occur on a regular and continuing basis.

Future Acquisitions. We routinely evaluate possible future acquisitions of other banks, and may also seek to enter businesses closely related to banking or that are financial in nature, or to acquire existing companies already engaged in such activities, including investment advisory services and insurance brokerage services. Any acquisition by us may require notice to or approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, other regulatory agencies and, in some instances, our shareholders. While any such acquisition may occur in any market area, the four major growth corridors that we are currently focused on are as follows:

- the Lancaster/York/Baltimore corridor, comprising Lancaster and York counties in Pennsylvania, the City of Baltimore, and Baltimore, Harford, Howard, Carroll, and Anne Arundel counties in Maryland;
- the Greater Delaware Valley corridor, comprising Chester, Montgomery, Delaware, and Bucks counties in Pennsylvania, the City of Philadelphia, and Gloucester, Camden, Burlington, and Mercer counties in New Jersey;
- the Interstate 81 corridor, comprising Franklin, Cumberland, and Adams counties in Pennsylvania, Washington and Frederick counties in Maryland, and Berkeley and Jefferson counties in West Virginia; and
- the contiguous market area that would fill in between the market areas of our current bank subsidiary.

Employees

As of December 31, 2008, we had 2,959 full-time and 312 part-time employees.

Competition

Financial holding companies and their subsidiaries compete with many institutions for deposits, loans, trust services and other banking-related and financial services. We are subject to competition from less heavily regulated entities such as brokerage firms, money market funds, credit unions, consumer finance and credit card companies, and other financial services companies.

The Gramm-Leach-Bliley Act has liberalized many of the regulatory restrictions previously imposed on us, including our subsidiaries. Further legislative proposals are pending or may be introduced which could further affect the financial services industry. It is not possible to assess whether any of such proposals will be enacted, and if enacted, what effect such proposals would have on our competitive positions in our marketplace.

As a result of state and federal legislation enacted over the past 20 years, consolidation in the industry has continued at a rapid pace. Further, as a result of the relaxation of laws and regulations pertaining to branch banking in the state, and the opportunity to engage in interstate banking, consolidation within the banking industry has had a significant effect on us and our markets. At present, we compete with numerous super-regional institutions, with significantly greater resources and assets, that conduct banking business throughout the region.

Supervision and Regulation

General. We are a financial holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and are subject to regulation under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

Susquehanna Bank is also subject to regulation and supervision. It is a Pennsylvania state-chartered bank subject to regulation and periodic examination by the Pennsylvania Department of Banking and the Federal Reserve Board. Susquehanna Trust & Investment Company is a Pennsylvania non-depository trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking and the Federal Reserve Board. All of our subsidiaries are subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Consistent with the requirements of the Bank Holding Company Act, our only lines of business in 2008 consisted of providing our customers with banking, trust and other financial products and services. These included commercial banking through Susquehanna Bank, trust and related services through Susquehanna Trust & Investment Company, consumer vehicle financing through Boston Service Company, Inc. (t/a Hann Financial Service Corp.), investment advisory, asset management, retirement plan consulting and brokerage services through Valley Forge Asset Management Corp. and Stratton Management Company, and property and casualty insurance brokerage services through The Addis Group, LLC. Of these activities, banking activities accounted for 92% of our gross revenues in 2008 and 91% of our gross revenues in 2007.

Regulations governing our bank subsidiary restrict extensions of credit by the bank to Susquehanna and, with some exceptions, the other Susquehanna affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Susquehanna and such affiliates. These regulations also restrict investments by our bank subsidiary in the stock or other securities of Susquehanna and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Susquehanna.

Our bank subsidiary is subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches, and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

Additional Activities. Susquehanna is a "financial holding company" (an "FHC") under the Gramm-Leach-Bliley Act (the "GLB Act"). As an FHC, we are permitted to engage, directly or through subsidiaries, in a wide variety of activities which are financial in nature or are incidental or complementary to a financial activity, in addition to all of the activities otherwise allowed to us. The additional activities permitted to us as an FHC (if we so determine to conduct them) include, among others, insurance and securities underwriting, merchant banking activities, issuing and selling annuities and securitized interests in financial assets, and engaging domestically in activities that bank holding companies previously have been permitted to engage in only overseas. It is expected that in the future, other activities will be added to the permitted list. All of these listed activities can be conducted, through an acquisition or on a start-up basis, generally without prior Federal Reserve Board approval and with only notice to the Federal Reserve Board afterward.

The GLB Act also generally permits well-capitalized national banks and, if state law permits, well-capitalized state chartered banks, to form or acquire financial subsidiaries to engage in most of these same activities, with the exception of certain specified activities (insurance underwriting, for example) which must be conducted only at the level of the holding company or a non-bank subsidiary of the holding company. State chartered banks in Pennsylvania are generally allowed to engage (with proper regulatory authorization) in activities that are permitted to national banks.

As an FHC, Susquehanna is generally subject to the same regulation as other bank holding companies, including the reporting, examination, supervision and consolidated capital requirements of the Federal Reserve Board. However, in some respects the regulation is modified as a result of FHC status. For example, Susquehanna must continue to satisfy certain conditions (discussed below) to preserve our full flexibility as an FHC. However, as an FHC, Susquehanna (unlike traditional bank holding companies) is permitted to undertake several new types of activities, and to acquire companies engaged in several additional kinds of activities, without prior Federal Reserve Board approval and with only notice to the Federal Reserve Board afterward. To preserve our FHC status, we must ensure that Susquehanna Bank remains well-capitalized and well-managed for regulatory purposes and earns "satisfactory" or better ratings on its periodic Community Reinvestment Act ("CRA") examinations.

An FHC ceasing to meet these standards is subject to a variety of restrictions, depending on the circumstances. If the Federal Reserve Board determines that any of the FHC's subsidiary depository institutions are either not well-capitalized or not well-managed, it must notify the FHC. Until compliance is restored, the Federal Reserve Board has broad discretion to impose appropriate limitations on the FHC's activities. If compliance is not restored within 180 days, the Board may ultimately require the FHC to divest its depository institutions or in the alternative, to discontinue or divest any activities that are permitted only to non-FHC bank holding companies.

The potential restrictions are different if the lapse pertains to the CRA requirement. In that case, until all the subsidiary institutions are restored to at least "satisfactory" CRA rating status, the FHC may not engage, directly or through a subsidiary, in any of the additional activities permissible under the GLB Act nor make additional acquisitions of companies engaged in the additional activities. However, completed acquisitions and additional activities and affiliations previously begun are left undisturbed, as the GLB Act does not require divestiture for this type of situation.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("tier 1 capital"). The remainder of total capital ("tier 2 capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

At December 31, 2008, our tier 1 capital and total capital (*i.e.*, tier 1 plus tier 2) ratios were 11.17% and 13.52%, respectively.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of tier 1 capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. At December 31, 2008, our leverage ratio was 9.92%.

Susquehanna Bank is subject to similar capital standards promulgated by the Federal Reserve Board. The Federal Reserve Board has not advised it of any specific minimum leverage ratios applicable to it.

The federal bank regulatory agencies' risk-based capital guidelines for years have been based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision, a committee of central bankers and bank supervisors from the major industrialized countries. This body develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, it proposed a new capital adequacy framework ("Basel II") for large, internationally active banking organizations to replace Basel I. Basel II was designed to produce a more risk-sensitive result than its predecessor. However, certain portions of Basel II entail complexities and costs that were expected to preclude their practical application to the majority of U.S. banking organizations that lack the economies of scale needed to absorb the associated expenses.

Effective April 1, 2008, the U.S. federal bank regulatory agencies adopted Basel II for application to certain banking organizations in the United States. The new capital adequacy framework apply to organizations that: (i) have consolidated assets of at least $250 billion; or (ii) have consolidated total on-balance sheet foreign exposures of at least $10 billion; or (iii) are eligible to, and elect to, opt-in to the new framework even though not required to do so under clause (i) or (ii) above; or (iv) as a general matter, are subsidiaries of a bank or bank holding company that uses the new rule. During a two-year phase in period, organizations required or electing to apply Basel II will report their capital adequacy calculations separately under both Basel I and Basel II on a "parallel run" basis. Implementation of Basel II may be delayed, or Basel II may be modified to address issues related to the financial crisis of 2008.

Given the high thresholds noted above, Susquehanna is not required to apply Basel II and does not expect to apply it in the foreseeable future. No determination has been made as to whether we will be eligible, and if so will elect, to apply Basel II at the first opportunity or at some future point. The U.S. federal bank regulatory agencies issued a separate proposal in December 2006 that would modify the existing Basel I framework applicable to the vast majority of U.S. banking organizations not required or electing to use the new Basel II program. The goal of this separate proposal would be to provide a more risk-sensitive capital regime for those organizations and to address concerns that the new Basel II framework would otherwise present significant competitive advantages for the largest participants in the U.S. banking industry.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit Insurance Corporation ("FDIC") and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. As of December 31, 2008, Susquehanna Bank exceeded the required capital ratios for classification as "well capitalized."

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, the FDIC adopted a new risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC insured institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with certain "CAMELS" ratings (under the Uniform Financial Institutions Examination System adopted by the Federal Financial Institutions Examination Council) were grouped in Risk Category I and were assessed for deposit insurance premiums at an annual rate, with the assessment rate for the particular institution to be determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either a set of financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV are assessed premiums at progressively higher rates.

On November 21, 2008, following a determination by the Secretary of the Treasury that systemic risk existed in the nation's financial sector, the FDIC Board of Directors adopted a new program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full coverage of noninterest-bearing deposit transaction accounts, regardless of dollar amount (the "Temporary Liquidity Guarantee Program" ("TLGP")). Susquehanna Bank is eligible to participate in both facets of the TLGP. A 10 basis-point annual rate surcharge will be applied to noninterest-bearing transaction deposit amounts over $250,000 in an account. Banks will not be assessed on amounts that are otherwise insured. Susquehanna Bank currently does not plan to issue any senior unsecured debt under the TLGP.

After the passage of the Emergency Economic Stabilization Act of 2008 (the "EESA"), the FDIC also increased deposit insurance for all deposit accounts up to $250,000 per account as of October 3, 2008 and ending December 31, 2009. On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009. Risk Category I Institutions, such as Susquehanna Bank, were assessed at a rate of between 12 and 14 basis points, for every $100 of deposits, an increase from last year's rate range of 5 to 7 basis points. Effective April 1, 2009, the FDIC will change the way its assessment system differentiates for risk, making corresponding changes to assessment rates beginning with the second quarter of 2009, and make certain technical and other changes to these rules. The increase in deposit insurance described above, as well as the recent increase and anticipated additional increase in the number of bank failures, is expected to result in an increase in deposit insurance assessments for all banks, including Susquehanna Bank. The FDIC is required by law to return the insurance reserve ratio to a 1.15 percent ratio no later than the end of 2013. Recent failures caused that ratio to fall to 0.76 percent as of September 30, 2008.

Source of Strength Doctrine. Under Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall financial condition.

Interstate Banking and Branching. Under the Pennsylvania Banking Code of 1965, there is no limit on the number of banks that may be owned or controlled by a Pennsylvania-based bank holding company and Susquehanna Bank may branch freely throughout the Commonwealth and, with Department of Banking approval, elsewhere in the United States and abroad.

Substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies have been eliminated. In addition, the federal banking agencies are generally permitted to approve merger transactions resulting in the creation of branches by banks outside their home states if the host state into which they propose to branch has enacted authorizing legislation. Liberalizing of the branching laws has had the effect of increasing competition within the markets in which we now operate.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Act requires financial institutions, including our banking and broker-dealer subsidiaries, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Regulation of Non-bank Subsidiaries. In addition to Susquehanna Trust & Investment Company, we have other primary non-bank subsidiaries whose activities subject them to licensing and regulation. Boston Service

Company, Inc. (t/a Hann Financial Service Corp.) is organized under the laws of New Jersey. It is regulated by Connecticut as a motor vehicle leasing company, by Delaware as a finance or small loan agency and a motor vehicle lessor, and by New Jersey and Pennsylvania as a sales finance company. Valley Forge Asset Management Corp. is organized under the laws of Pennsylvania. It is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940. It is also a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also licensed with 25 states as an investment advisor, 24 states as a broker-dealer, and has a firm insurance license with three states. Stratton Management Company is licensed as an investment advisor with the SEC and 17 states. The Addis Group, LLC is organized under the laws of Pennsylvania. It is licensed with the Pennsylvania Insurance Commissioner and the insurance commissioners of 47 other states.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records, and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer. The GLB Act also requires institutions to furnish consumers at the outset of the relationship and annually thereafter written disclosures concerning the institution's privacy policies.

EESA. Turmoil in the nation's financial sector during 2008 resulted in the passage of the EESA and the adoption of several programs by the U.S. Department of the Treasury, as well as several actions by the Federal Reserve Board. One such program under the Treasury Department's Troubled Asset Relief Program ("TARP") was action by Treasury to make significant investments in U.S. financial institutions through the Capital Purchase Program ("CPP"). The Treasury's stated purpose in implementing the CPP was to improve the capitalization of healthy institutions, which would improve the flow of credit to businesses and consumers, and boost the confidence of depositors, investors, and counterparties alike. All federal banking and thrift regulatory agencies encouraged eligible institutions to participate in the CPP.

We applied for, and the Department of the Treasury approved, a capital purchase in the amount of $300 million. We entered into a Letter Agreement with the Treasury, pursuant to which we issued and sold to the Treasury for an aggregate purchase price of $300 million in cash: (i) 300,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share, having a liquidation preference of $1,000 per share; and (ii) a ten-year warrant to purchase up to 3,028,264 shares of our common stock, at an initial exercise price of $14.86 per share, subject to certain anti-dilution and other adjustments. The TARP transaction closed on December 12, 2008.

The Federal Reserve has also developed an Asset-Backed Commercial Paper Money Market Fund Liquidity Facility ("AMLF") and the Commercial Paper Funding Facility ("CPFF"). The AMLF provides loans to depository institutions to purchase asset-backed commercial paper from money market mutual funds. The CPFF provides a liquidity backstop to U.S. issuers of commercial paper. These facilities are presently authorized through April 30, 2009. We have not made use of either of these facilities and presently have no intentions of using them in the future.

Future Legislation. From time to time, various legislation is introduced in Congress and state legislatures with respect to the regulation of financial institutions. It is anticipated that the 111th Congress will consider legislation affecting financial institutions in its upcoming session. Such legislation may change banking statutes and our operating environment or that of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have upon our financial condition or results of operations.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of Susquehanna and our subsidiaries are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings, and growth cannot be predicted.

Executive Officers

As of December 31, 2008, the executive officers of Susquehanna, their ages and their positions with Susquehanna, are set forth in the following table:

Name	Age	Title
William J. Reuter	59	Chairman of the Board and Chief Executive Officer
Eddie L. Dunklebarger	54	President and Chief Operating Officer
Drew K. Hostetter	54	Executive Vice President, Treasurer and Chief Financial Officer
Edward Balderston, Jr.	61	Executive Vice President and Chief Administrative Officer
Michael M. Quick	60	Executive Vice President and Chief Corporate Credit Officer
James G. Pierné	57	Executive Vice President
Jeffrey M. Seibert	49	Executive Vice President
Peter J. Sahd	49	Senior Vice President and Group Executive
Bernard A. Francis, Jr.	58	Senior Vice President and Group Executive
Rodney A. Lefever	42	Senior Vice President and Chief Technology Officer
Lisa M. Cavage	44	Senior Vice President, Secretary and Counsel
Edward J. Wydock	52	Senior Vice President and Chief Risk Officer
Joseph R. Lizza	50	Senior Vice President
Michael M. Hough	44	Senior Vice President
John H. Montgomery	46	Senior Vice President

William J. Reuter has been a Director of Susquehanna since 1999 and became Chairman of the Board in May 2002. He has been Chief Executive Officer since May 2001. From January 2000 until June 2008, he was also President. From January 1998 until he was named President, he was Senior Vice President. He has also been Chairman of the Board of Susquehanna Bank (including its predecessors, Susquehanna Bank PA and Farmers First Bank) since March 2001, Boston Service Company, Inc. (t/a Hann Financial Service Corp.) since February 2000, Valley Forge Asset Management Corp. since March 2000, and The Addis Group, LLC since September 2002. He has been a Director of Stratton Management Company and Semper Trust Company since May 2008.

Eddie L. Dunklebarger has been a Director of Susquehanna since November 2007. He was named President and Chief Operating Officer in June 2008. From November 2007 until he was named President and Chief Operating Officer, he was Vice Chairman of the Board and an Executive Vice President. He has also been a Director of Susquehanna Bank (including its predecessor Susquehanna Bank PA) since November 2007 and has served as its President and Chief Executive Officer since April 2008. From 1998 to 2007, he served as a Director of Community Banks, Inc. and was elected Chairman of Community's Board in 2002. From 1998 to 2007, he also served as President and Chief Executive Officer of Community, and from 1999 to 2007, he also served as President and Chief Executive Officer of Community's subsidiary bank.

Drew K. Hostetter was appointed Executive Vice President in May 2001 and has been Treasurer and Chief Financial Officer since 1998. From January 2000 until his appointment as Executive Vice President, he was Senior Vice President. He has also been Chairman of Hann Financial Service Corp. since February 2004.

Edward Balderston, Jr. was appointed Executive Vice President and Chief Administrative Officer in June 2004. From May 2001 until his appointment as Executive Vice President and Chief Administrative Officer, he was Senior Vice President and Group Executive. From May 1998 until his appointment as Senior Vice President and Group Executive, he was Vice President in Charge of Marketing and Human Resources.

Michael M. Quick was appointed Executive Vice President and Chief Corporate Credit Officer in July 2007. From May 2005 until his appointment as Executive Vice President and Chief Corporate Credit Officer, he was Executive Vice President and Group Executive. From June 2004 until his appointment as Executive Vice President and Group Executive, he was Senior Vice President and Group Executive. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive. From June 2006 until October 2008, he was Chairman of Susquehanna Bank DV (including its predecessor Susquehanna Patriot Bank). From November 2005 until he was appointed Chairman of Susquehanna Bank DV, he was Chairman and Chief Executive Officer of Susquehanna Patriot Bank. From June 2004 until his appointment as Chairman and Chief Executive Officer of Susquehanna Patriot Bank, he was Chairman of Susquehanna Patriot Bank. From March 1998 until his appointment as Chairman of Susquehanna Patriot Bank, he was President and Chief Executive Officer of Equity Bank, N.A.

James G. Pierné was appointed Executive Vice President and Group Executive in May 2007. From June 2004 until his appointment as Executive Vice President and Group Executive, he was Senior Vice President and Group Executive. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive. He was appointed Managing Director – Retail Banking Services/Marketing of Susquehanna Bank in October 2008. From March 2002 until October 2008, he was Chairman, President and Chief Executive Officer of Susquehanna Bank (including its predecessor, Farmers & Merchants Bank and Trust). From March 2000 to March 2002, he also served as President and Chief Executive Officer of Farmers & Merchants Bank and Trust. From March 1999 until his appointment as President and Chief Executive Officer, he was Executive Vice President of Farmers & Merchants Bank and Trust. From 1993 until his appointment as Executive Vice President, he was Senior Vice President of Farmers & Merchants Bank and Trust.

Jeffrey M. Seibert was appointed Executive Vice President in June 2008. He was appointed Managing Director – Commercial/Business Banking Services of Susquehanna Bank in October 2008. From November 2007 until his appointment as Managing Director, he was the Chief Operating Officer of Susquehanna Bank PA. From March 1994 until his appointment as Chief Operating Officer, he was Executive Vice President, Managing Director of Banking Services, Chief Credit Officer and Senior Lender of CommunityBanks.

Peter J. Sahd was appointed Senior Vice President and Group Executive in June 2004. From May 2001 until his appointment as Senior Vice President and Group Executive, he was Vice President and Group Executive. From April 1999 until his appointment as Vice President and Group Executive, he was Director — Alternative Delivery Services. Prior to joining Susquehanna, Mr. Sahd served as Senior Vice President, Operations, of Fulton Bank from August 1994 until April 1999.

Bernard A. Francis, Jr. was appointed Senior Vice President and Group Executive in May 2005. From June 2004 until his appointment as Senior Vice President and Group Executive, he was Vice President. He has also been President and Chief Executive Officer of Valley Forge Asset Management Corp. since March 2000, Chief Investment Officer of Susquehanna Trust & Investment Company since November 2001, Chairman of the Board of Stratton Management Company since April 2008, Chairman of the Board of Semper Trust Company since April 2008 and a Director of Stratton Funds, Inc. since April 2008.

Rodney A. Lefever was appointed Senior Vice President and Chief Technology Officer in June 2004. From May 2002 until his appointment as Senior Vice President and Chief Technology Officer, he was Vice President and Chief Technology Officer. From April 2001 until his appointment as Vice President and Chief Technology Officer, he was Chief Technology Officer. Prior to joining Susquehanna, he served as Director, Earthlink Everywhere, Earthlink, Inc. from September 2000 until April 2001, as the President of New Business Development, OneMain.com Inc. from December 1999 until September 2000 and as the President of D&E Supernet (and its predecessors) from March 1995 until December 1999.

Lisa M. Cavage was appointed Senior Vice President in May 2005. From May 2001 until her appointment as Senior Vice President, she was Vice President. She has been Counsel to Susquehanna since March 1998.

Edward J. Wydock was appointed Senior Vice President and Chief Risk Officer in May 2007. From May 2002 until his appointment as Senior Vice President and Chief Risk Officer, he served as Vice President and Chief Audit Executive. Prior to joining Susquehanna, he served as Director of Internal Audit and Risk Consulting at PricewaterhouseCoopers LLP from March 1997 to May 2002.

Joseph R. Lizza was appointed Senior Vice President and Group Executive in April 2007. He was appointed Managing Director — DV Division of Susquehanna Bank in October 2008. From July 2006 until his appointment as Managing Director, he served as President and Chief Executive Officer of Susquehanna Bank DV (including its predecessor, Susquehanna Patriot Bank). From July 2006 until his appointment as Senior Vice President, he served as Vice President of Susquehanna. From April 2005 until his appointment as President and Chief Executive Officer of Susquehanna Patriot Bank, he was Senior Executive Vice President — Risk Management of Susquehanna Bank. From February 2000 until his appointment as Senior Executive Vice President — Risk Management of Susquehanna Bank, he was President and Chief Executive Officer of Susquehanna Bank.

Michael M. Hough was appointed Senior Vice President in June 2008. He was appointed Managing Director — Maryland Division of Susquehanna Bank in October 2008. From May 2007 until his appointment as Managing Director, he served as President and Chief Operating Officer of Susquehanna Bank. From 2005 until his appointment as President and Chief Operating Officer, he was Senior Executive Vice President of Susquehanna Bank. From 2003 until his appointment as Senior Executive Vice President, he was Executive Vice President of Farmers & Merchants Bank and Trust Company.

John H. Montgomery was appointed Senior Vice President in June 2008. He was appointed Managing Director – Pennsylvania Division of Susquehanna Bank in October 2008. From November 2007 until his appointment as Managing Director, he served as Senior Vice President and Regional Executive of Susquehanna Bank PA. From September 2005 until his appointment as Senior Vice President and Regional Executive, he was Senior Vice President of Susquehanna Bank PA's Business Banking and Agricultural Banking division. From November 1996 until he joined Susquehanna, he served in various positions with CommunityBanks and its predecessors, most recently as Senior Vice President and Regional President.

There are no family relationships among the executive officers of Susquehanna. The executive officers are elected or appointed by the Board of Directors of Susquehanna and serve until the appointment or election and qualification of their successor or their earlier death, resignation or removal. There are no arrangements or understandings between any of them and any other person pursuant to which any of them was selected an officer of Susquehanna.

Item 1A. Risk Factors

Recent Market, Legislative and Regulatory Events.

Difficult conditions in the capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the capital markets and the economy generally. The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months at unprecedented levels. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength.

Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and national recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage-and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as our company) that have exposure to the real estate, mortgage, automobile and credit markets particularly affected. These events and the continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and also because we are dependent upon customer behavior. Our revenues are likely to decline in such circumstances, and our profit margins could erode. In addition, in the event of extreme and prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial products could be adversely affected. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition. The current mortgage crisis and economic slowdown has also raised the possibility of future legislative and regulatory actions in addition to the recent enactment of the EESA that could further impact our business. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.

There can be no assurance that actions of the U.S. government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, President Bush signed the EESA into law. Pursuant to the EESA, the Treasury has the authority to utilize up to $700 billion to purchase distressed assets from financial institutions or infuse capital into financial institutions for the purpose of stabilizing the financial markets. The Treasury announced the CPP under the EESA pursuant to which it has purchased and will continue to purchase senior preferred stock in participating financial institutions. There can be no assurance, however, as to the actual impact that the EESA, including the CPP and the Treasury's Troubled Asset Repurchase Program, will have on the financial markets or on us. The failure of these programs to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The federal government, Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced. Such continued volatility could materially and adversely affect our business, financial condition and results of operations, or the trading price of our common stock.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in funding transactions could be adversely affected by the actions and failure of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even questions or rumors about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses related to these credit risks could materially and adversely affect our results of operations or earnings.

We may be required to pay significantly higher Federal Deposit Insurance Corporation (FDIC) premiums in the future.

Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased FDIC loss provisions, resulting in a decline in the designated reserve ratio to historical lows. The FDIC expects a higher rate of insured institution failures in the next few years compared to recent years; thus, the reserve ratio may continue to decline. In addition, the EESA temporarily increased the limit on FDIC coverage to $250,000 through December 31, 2009. These developments will cause the premiums assessed to us by the FDIC to increase.

On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009. Our assessment rate will increase from 5 to 7 basis points per $100 of deposits to approximately 12 to 14 basis points beginning in 2009, which will result in an increase in our expected premium of at least $12.0 million. Effective April 1, 2009, the FDIC will modify the way its assessment system differentiates risk, making corresponding changes to assessment rates beginning with the second quarter of 2009. Potentially higher FDIC assessment rates and special assessments could have an adverse impact on our results of operations.

Recent negative developments in the financial industry and the credit markets may subject us to additional regulation.

As a result of the recent global financial crisis, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

Our future growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our current capital levels will satisfy our regulatory requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

A prolonged economic downturn, especially one affecting our geographic market areas, could reduce our customer base, our level of deposits and demand for financial products, such as loans.

We are in uncertain economic times, including uncertainty with respect to financial markets that have been volatile as a result of sub-prime mortgage related and other matters. Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our geographic markets. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. A prolonged economic downturn would likely contribute to the deterioration of the credit quality of our loan portfolio and reduce our level of customer deposits, which in turn would hurt our business. If the current economic downturn in the economy as a whole, or in our geographic market areas, continues for a prolonged period, borrowers may be less likely to repay their loans as scheduled or at all. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. A prolonged economic downturn could, therefore, result in losses that could materially and adversely affect our business.

Business and Industry Risks

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $7.5 billion at December 31, 2004, to $13.7 billion at December 31, 2008. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities, and acquire other bank and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Geographic concentration in one market may unfavorably impact our operations.

Substantially all of our business is with customers located within Pennsylvania, Maryland, and New Jersey and our operations are heavily concentrated in the Mid-Atlantic region. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. Deterioration in economic conditions in this market could:

- increase loan delinquencies;
- increase problem assets and foreclosures;
- increase claims and lawsuits;

- decrease the demand for our products and services; and
- decrease the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers' ability to repay their loans and, consequently, adversely affect our financial condition and performance. For example, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings could be adversely affected.

Our issuance of securities to the Treasury may limit our ability to return capital to our shareholders and is dilutive to the holders of our common stock and may result in other restrictions to our operations.

In connection with our sale of $300 million of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share ("Preferred Stock") to the Treasury on December 12, 2008, we also issued to the Treasury a warrant to purchase approximately 3 million shares of our common stock. The terms of the transaction with the Treasury will result in limitations on our ability to pay dividends and repurchase our shares. Until December 12, 2011 or until the Treasury no longer hold any shares of the Preferred Stock, we will not be able to increase dividends above current level nor repurchase any of our shares without the approval of the Treasury, with limited exceptions, most significantly purchases in connection with benefit plans. In addition, we will not be able to pay any dividends at all on our common stock unless we are current on our dividend payments on the Preferred Stock. These restrictions, as well as the dilutive impact of the warrant, may have a negative effect on the market price of our common stock.

In addition, we are required to pay cumulative dividends at a rate of 5% per annum for the first five years, and thereafter at a rate of 9% per annum. Depending on our financial condition at the time, this increase in dividends on the Preferred Stock could have a negative effect on our liquidity.

The securities issued to the Treasury may also subject us to additional restrictions or modifications in the terms of the agreements. For instance, in February 2009, legislation was signed that may result in changes in those terms.

Loss of certain of our key officers would adversely affect our business.

Our future operating results are substantially dependent on the continued service of William J. Reuter, our Chairman and Chief Executive Officer; Eddie L. Dunklebarger, our President and Chief Operating Officer; Drew K. Hostetter, our Executive Vice President and Chief Financial Officer; Michael M. Quick, our Executive Vice President and Chief Corporate Credit Officer, and Bernard A. Francis, Jr., our Senior Vice President and Group Executive. The loss of the services of Messrs. Reuter, Dunklebarger, Hostetter, Quick and Francis would have a negative impact on our business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on our business because of his leadership, business development skills and community involvement. We do not maintain key man life insurance on Messrs. Reuter, Dunklebarger, Hostetter, Quick or Francis.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending, and commercial mortgage lending, which comprised 22.4%, 13.6% and 29.8% of our total loan portfolio, respectively, as of December 31, 2008. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Because our loan portfolio contains a significant number of commercial real estate, commercial and industrial loans, and construction loans, the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

In an attempt to mitigate any loan and lease losses that we may incur, we maintain an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience, and delinquency trends. However, we cannot predict loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses could reduce our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets.

We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest-rate-sensitive assets and interest-rate-sensitive liabilities. However, interest-rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

If we are not able to securitize assets, it could negatively affect our liquidity and capital ratios.

We use the securitization of financial assets as a source of funding and a means to manage capital. It is part of our core business. If we are not able to securitize these assets for any reason, including, without limitation, market conditions, a failure to maintain our investment-grade senior unsecured long-term debt ratings, or regulatory changes, it could negatively affect our capital ratios and require us to rely more heavily on other sources of funding such as repos, brokered deposits, the Federal Reserve Discount Window and Federal Home Loan Bank ("FHLB") borrowings. As of December 31, 2008, the lack of securitization markets has not been detrimental to our liquidity or our capital ratios.

Adverse business conditions in our vehicle leasing subsidiary could adversely affect our financial performance.

Through our subsidiary, Boston Service Company, Inc. (t/a Hann Financial Service Corp.), we are involved in the vehicle leasing business. In 2007 and 2008, Hann suffered a decrease in its vehicle origination, servicing, and securitization fees, due primarily to decreased lease origination volumes. We believe that the reduction in volume principally resulted from the downturn in the economy and special financing offers provided by the major automobile manufacturers.

If the downturn in the economy and these special financing offers were to continue in 2009, our financial performance could be negatively impacted. Additionally, in 2005, vehicle residual value expense at Hann increased significantly based upon service agreements with Auto Lenders Liquidation Center, Inc., a third party residual value guarantor. Under the terms of these servicing agreements, vehicle residual value expense was substantially less in 2006, 2007 and 2008 and will have a moderate increase in 2009. For 2010 and 2011, vehicle residual value expense should remain the same as 2009. Beyond 2011, vehicle residual value expense could once again increase depending upon used vehicle market conditions. If this were to happen, it could have a negative impact on our financial performance after 2011.

A continued decline of the debt and equity markets could adversely affect our wealth management subsidiaries

As a result of recent changes in the economic environment, we have experienced significant market declines in our Assets Under Management ("AUM"). Due to the decline in AUM, combined with the near-term economic outlook, we have adjusted growth rate assumptions and increased discount rates used in the determination of implied fair values of intangible assets and goodwill of our wealth management reporting unit. These changes have resulted in lower projected cash flows and lower implied fair values for certain of our intangible assets and goodwill. However, at December 31, 2008 fair values were still greater than carrying values, and therefore, no impairment was recorded. The carrying values of these assets are sensitive to further decreases in projected cash flows, decreases in publically available market multiples, and/or increases in the discount rate. Consequently, further declines in fair values could trigger impairment in the future.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

Our banking subsidiary faces substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies, and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiary originates and the interest rates it may charge on these loans.

In attracting business and consumer deposits, our bank subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share, and adversely affect our earnings and financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Government regulation significantly affects our business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, we are subject to regulation by the Federal Reserve Board. Our bank subsidiary, as of December 31, 2008, is also regulated by the Federal Reserve Board and is subject to regulation by the Pennsylvania Department of Banking. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth. In addition, we have non-bank operating subsidiaries from which we derive income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, industries which are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations, and regulatory practices affecting the financial service industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC and The NASDAQ Stock Market, LLC. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

The Pennsylvania business corporation law and various anti-takeover provisions under our articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, we have various anti-takeover measures in place under our articles of incorporation. Any one or more of these measures may impede the takeover of Susquehanna without the approval of our board of directors and may prevent our shareholders from taking part in a transaction in which they could realize a premium over the current market price of our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We reimburse our subsidiaries for space and services utilized. In 2008, we also leased office space located at 13511 Label Lane, Hagerstown, Maryland, for our loan servicing center.

Our bank subsidiary operates 236 branches and 31 free-standing automated teller machines. It owns 116 of the branches and leases the remaining 120. Thirteen (13) additional locations are owned or leased by Susquehanna Bank to facilitate operations and expansion. We believe that the properties currently owned and leased by our subsidiaries are adequate for present levels of operation.

As of December 31, 2008, the offices (including executive offices) of our bank subsidiary were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Susquehanna Bank	1570 Manheim Pike Lancaster, Pennsylvania	Owned	236 banking offices in Adams, Bedford, Berks, Chester, Cumberland, Dauphin, Delaware, Franklin, Lancaster, Lehigh, Luzerne, Lycoming, Montgomery, Northampton, Northumberland, Schuylkill, Snyder, Union and York counties, Pennsylvania; Baltimore City, Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington and Worcester counties, Maryland; Atlantic, Burlington, Camden, Cumberland and Gloucester counties, New Jersey; and Berkeley County, West Virginia

As of December 31, 2008, the offices (including executive offices) of our non-bank subsidiaries were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Susquehanna Trust & Investment Company	1570 Manheim Pike Lancaster, Pennsylvania	Leased	10 offices in Franklin, Lancaster, Lycoming, Montgomery, Northumberland, Schuylkill and York counties, Pennsylvania; Camden County, New Jersey; and Washington and Baltimore counties, Maryland
Boston Service Company, Inc., t/a Hann Financial Service Corp.	One Centre Drive Jamesburg, New Jersey	Leased	2 offices located in Gloucester and Middlesex counties, New Jersey
Valley Forge Asset Management Corp.	120 South Warner Road King of Prussia, Pennsylvania	Leased	4 offices located in Chester, Lancaster and Montgomery counties, Pennsylvania, and New Castle County, Delaware
The Addis Group, LLC	2500 Renaissance Boulevard King of Prussia, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania
Susquehanna Commercial Finance, Inc.	1566 Medical Drive Suite 201 Pottstown, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania

Item 3. Legal Proceedings.

There are no material proceedings to which Susquehanna or any of our subsidiaries are a party or by which, to Susquehanna's knowledge, we, or any of our subsidiaries, are threatened. All legal proceedings presently pending or threatened against Susquehanna or our subsidiaries involve routine litigation incidental to our business or that of the subsidiary involved and are not material in respect to the amount in controversy.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Susquehanna's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is listed for quotation on the Nasdaq Global Select Market. Set forth below are the quarterly high and low sales prices of our common stock as reported on the Nasdaq Global Select Market for the years 2008 and 2007, and cash dividends paid. The table represents prices between dealers and does not include retail markups, markdowns, or commissions, and does not necessarily represent actual transactions.

Year	Period	Cash Dividends Paid	Price Range Per Share Low	Price Range Per Share High
2008	1st Quarter	$0.26	$15.78	$22.40
	2nd Quarter	0.26	13.69	22.86
	3rd Quarter	0.26	10.50	27.70
	4th Quarter	0.26	11.03	20.35
2007	1st Quarter	0.25	$21.90	$27.32
	2nd Quarter	0.25	21.27	23.89
	3rd Quarter	0.25	16.31	23.00
	4th Quarter	0.26	17.03	21.49

As of February 23, 2009, there were 11,900 record holders of Susquehanna common stock.

Dividend Policy. Dividends paid to our shareholders are provided from dividends paid to us by our subsidiaries. Our ability to pay dividends is largely dependent upon the receipt of dividends from Susquehanna Bank. Both federal and state laws impose restrictions on the ability of Susquehanna Bank to pay dividends. These include the Pennsylvania Banking Code of 1965, the Federal Reserve Act, and the applicable regulations under such laws. The net capital rules of the SEC under the Securities Exchange Act of 1934 also limit the ability of Valley Forge Asset Management Corp. to pay dividends to us. In addition to the specific restrictions summarized below, the banking and securities regulatory agencies also have broad authority to prohibit otherwise permitted dividends proposed to be made by an institution regulated by them if the agency determines that their distribution would constitute an unsafe or unsound practice.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings.

For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Dividends by a Pennsylvania state-chartered bank payable in cash or property other than shares may be paid only out of accumulated net earnings and are restricted by the requirement that the bank set aside to a surplus fund each year at least 10% of its net earnings until the bank's surplus equals the amount of its capital (a requirement presently satisfied in the case of Susquehanna Bank). Furthermore, a Pennsylvania bank may not pay such a dividend if the payment would result in a reduction of the surplus account of the bank.

Pursuant to the terms of the Letter Agreement entered into between Susquehanna and the Treasury as part of the Capital Purchase Program, prior to the earlier of the December 12, 2011 and the date on which the Preferred Stock has been redeemed in whole or has been transferred in whole to third parties that are not affiliates of the Treasury, Susquehanna is not permitted to declare or pay any dividend or make any distribution on the common stock other than: (i) regular quarterly cash dividends of not more than the amount of the last quarterly cash dividend per share declared or, if lower, publicly announced an intention to declare, on the common stock prior to October 14, 2008, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction; (ii) dividends payable solely in shares of common stock; and (iii) dividends or distributions of rights in connection with a stockholders' rights plan.

Within the regulatory restrictions described above, Susquehanna Bank presently has the ability to pay dividends. At December 31, 2008, $26.9 million in the aggregate was available for dividend distributions during calendar 2009 to us from Susquehanna Bank without regulatory approval and with the bank remaining well capitalized. Also, our non-bank subsidiaries at December 31, 2008, had approximately $98.0 million which they could pay as dividends to us without regulatory approval. We presently expect that cash dividends will continue to be paid by our subsidiaries in the future at levels comparable with those of prior years.

Stock Performance Graph. The following graph compares for fiscal years 2003 through 2008 the yearly change in the cumulative total return to holders of our common stock with the cumulative total return of the Nasdaq Composite Index, a broad market in which we participate, and the SNL Mid-Atlantic Bank Index, an index comprised of banks and related holding companies operating in the Mid-Atlantic region. The graph depicts the total return on an investment of $100 based on both stock price appreciation and reinvestment of dividends for Susquehanna, the companies represented by the Nasdaq Index, and the SNL Mid-Atlantic Bank Index.



Total Return Performance
Index Value
160
140
120
100
80
60
40
Susquehanna Bancshares, Inc.
NASDAQ Composite
SNL Mid-Atlantic Bank
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Susquehanna Bancshares, Inc.	100.00	103.49	102.20	120.71	86.86	79.69
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Mid-Atlantic Bank	100.00	105.91	107.79	129.37	97.83	53.89

Item 6. Selected Financial Data.

Susquehanna Bancshares, Inc. & Subsidiaries

Year ended December 31,	2008	2007(1)	2006(2)	2005	2004(3)
	(Amounts in thousands, except per share data)				
Interest income	**$ 697,070**	$ 526,157	$ 462,791	$ 387,020	$ 321,759
Interest expense	**298,768**	250,254	206,021	144,775	107,741
Net interest income	**398,302**	275,903	256,770	242,245	214,018
Provision for loan and lease losses	**63,831**	21,844	8,680	12,335	10,020
Noninterest income	**142,309**	120,659	136,313	125,078	114,590
Noninterest expenses	**367,201**	276,955	262,836	242,550	219,042
Income before taxes	**109,579**	97,763	121,567	112,438	99,546
Net income	**82,606**	69,093	83,638	79,563	70,180
Net income available to common shareholders	**81,814**	69,093	83,638	79,563	70,180
Cash dividends declared on common stock	**89,462**	52,686	49,067	43,432	38,471
Per Common Share Amounts					
Net income:					
Basic	**$ 0.95**	$ 1.23	$ 1.66	$ 1.70	$ 1.61
Diluted	**0.95**	1.23	1.66	1.70	1.60
Cash dividends declared on common stock	**$ 1.04**	$ 1.01	$ 0.97	$ 0.93	$ 0.89
Dividend payout ratio	**109.3%**	76.3%	58.7%	54.6%	54.8%
Financial Ratios					
Return on average total assets	**0.62%**	0.78%	1.05%	1.07%	1.04%
Return on average shareholders' equity	**4.80**	6.66	9.56	10.52	10.73
Return on average tangible shareholders' equity(4)	**13.35**	11.56	15.42	16.06	14.36
Average equity to average assets	**12.92**	11.66	11.00	10.18	9.65
Net interest margin	**3.62**	3.67	3.77	3.76	3.60
Efficiency ratio	**66.46**	69.10	66.43	65.58	66.15
Capital Ratios					
Leverage	**9.92%**	10.24%	8.68%	7.77%	7.30%
Tier 1 risk-based capital	**11.17**	9.23	9.48	8.53	8.13
Total risk-based capital	**13.52**	11.31	12.48	11.61	11.30
Credit Quality					
Net charge-offs/Average loans and leases	**0.42%**	0.25%	0.10%	0.24%	0.16%
Nonperforming assets/Loans and leases plus OREO	**1.22**	0.81	0.67	0.38	0.41
ALLL/Nonperforming loans and leases	**105**	149	175	309	265
ALLL/Total loans and leases	**1.18**	1.01	1.13	1.03	1.03
Year-End Balances					
Total assets	**$13,682,988**	$13,077,994	$8,225,134	$7,466,007	$7,475,073
Investment securities	**1,879,891**	2,063,952	1,403,566	1,154,261	1,245,414
Loans and leases, net of unearned income	**9,653,873**	8,751,590	5,560,997	5,218,659	5,253,008
Deposits	**9,066,493**	8,945,119	5,877,589	5,309,187	5,130,682
Total borrowings	**2,428,085**	2,131,156	1,152,932	1,148,966	1,395,365
Shareholders' equity	**1,945,918**	1,729,014	936,286	780,470	751,694
Selected Share Data					
Common shares outstanding (period end)	**86,174**	85,935	52,080	46,853	46,593
Average common shares outstanding:					
Basic	**85,987**	56,297	50,340	46,711	43,585
Diluted	**86,037**	56,366	50,507	46,919	43,872
At December 31:					
Book value per common share	**$ 19.21**	$ 20.12	$ 17.98	$ 16.66	$ 16.13
Tangible book value per common share	**$ 6.77**	$ 8.44	$ 11.18	$ 11.23	$ 10.71
Market price per common share	**$ 15.91**	$ 18.44	$ 26.88	$ 23.68	$ 24.95
Common shareholders of record	**12,035**	11,144	6,694	6,857	6,981

(1) On November 16, 2007, we completed our acquisition of Community Banks, Inc. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements.

(2) On April 21, 2006, we completed our acquisition of Minotola National Bank. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements.

(3) On June 10, 2004, we completed our acquisition of Patriot Bank Corp. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements.

(4) **Supplemental Reporting of Non-GAAP-based Financial Measures**

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2008	2007	2006	2005	2004
Return on average equity (GAAP basis)	4.80%	6.66%	9.56%	10.52%	10.73%
Effect of excluding average intangible assets and related amortization	8.55%	4.90%	5.86%	5.54%	3.63%
Return on average tangible equity	13.35%	11.56%	15.42%	16.06%	14.36%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following pages of this report present management's discussion and analysis of the consolidated financial condition and results of operations of Susquehanna Bancshares, Inc. and its subsidiaries.

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "objective" and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited to, our expectations regarding the benefits associated with participating in the Capital Purchase Program; Susquehanna's potential exposures to various types of market risks, such as interest rate risk and credit risk; whether Susquehanna's allowance for loan and lease losses is adequate to meet probable loan and lease losses; our ability to maintain loan growth; our ability to maintain sufficient liquidity; our expectations regarding the amount of savings to be generated by the merger of our bank subsidiaries; our ability to manage credit quality; out ability to monitor the impact of the recession moving into the commercial and industrial, commercial real estate, and consumer segments; the impact of a breach by Auto Lenders, a third-party residual value guarantor of our auto leasing subsidiary, on residual loss exposure; the unlikelihood that more than 10% of the home equity line of credit loans in securitization transactions will convert from variable interest rates to fixed interest rates; our ability to collect all amounts due under our outstanding synthetic collateralized debt obligations; our expectation of the net asset value after liquidation of a mutual fund; further declines in the fair value of our wealth management subsidiaries could trigger future impairment; and our ability to achieve our 2009 financial goals. Such statements are subject to certain risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about essential model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual income gains and losses could materially differ from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to:

- adverse changes in our loan and lease portfolios and the resulting credit-risk-related losses and expenses;

- adverse changes in the automobile industry;
- interest rate fluctuations which could increase our cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;
- continued levels of our loan and lease quality and origination volume;
- the adequacy of loss reserves;
- the loss of certain key officers, which could adversely impact our business;
- continued relationships with major customers;
- the ability to continue to grow our business internally and through acquisition and successful integration of bank and non-bank entities while controlling our costs;
- adverse national and regional economic and business conditions;
- compliance with laws and regulatory requirements of federal and state agencies;
- competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;
- the ability to hedge certain risks economically;
- our ability to effectively implement technology driven products and services;
- greater reliance on wholesale funding because our loan growth has outpaced our deposit growth, and we have no current access the securitization markets;
- the pace of our loan growth compared to our deposit growth;
- changes in consumer confidence, spending and savings habits relative to the bank and non-bank financial services we provide; and
- our success in managing the risks involved in the foregoing.

We encourage readers of this report to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Forward-looking statements speak only as of the date they are made. We do not intend to update publicly any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events except as required by law.

The following discussion and analysis, the purpose of which is to provide investors and others with information that we believe to be necessary for an understanding of Susquehanna's financial condition, changes in financial condition, and results of operations, should be read in conjunction with the financial statements, notes, and other information contained in this document.

The following information refers to the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Susquehanna Bank and subsidiaries, Valley Forge Asset Management Corp. and subsidiaries ("VFAM"), Stratton Management Company, LLC ("Stratton"), and The Addis Group, LLC ("Addis").

Critical Accounting Estimates

Susquehanna's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Application of these principles involves significant judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates that we used are based on historical experiences and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that we have made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of our operations.

Our most critical accounting estimates are presented in Note 1 to the consolidated financial statements. Furthermore, we believe that the determination of the allowance for loan and lease losses, the valuation of recorded interests in securitized assets, the valuation of goodwill, and the determination of the fair value of certain financial instruments under the guidance of FAS No. 157, "Fair Value Measurements," and FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" to be the accounting areas that require the most subjective and complex judgments.

The allowance for loan and lease losses represents management's estimate of probable incurred credit losses inherent in the loan and lease portfolio. Determining the amount of the allowance for loan and lease losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan and lease portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan and lease losses.

Valuations for our investment portfolio are determined using quoted market prices, where available. If quoted market prices are not available, investment valuation is based on pricing models, quotes for similar investment securities, and observable yield curves and spreads. In addition to valuation, management must assess whether there are any declines in value below the carrying value of the investments that should be considered other than temporary or otherwise require an adjustment in carrying value and recognition of a loss in the consolidated statement of income. For additional information on management's consideration of investment valuation and other then temporary impairment, refer to **"Note 4. Investment Securities" and "Note 23. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, Item 8.**

Recorded interests in securitized assets are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including estimates of repayment rates, credit loss experience, and discount rates that consider the risk involved. Since the values of these assets are sensitive to changes in estimates, the valuation of recorded interests in securitized assets is considered a critical accounting estimate. Note 1 and Note 21 provide additional information regarding recorded interests.

Management evaluates the valuation of goodwill on an annual basis and more often if situations or the economic environment warrant it. In performing these evaluations, managements makes critical estimates to determine the fair value of its reporting units. Such estimates include assumptions used in determining cash flows and evaluation of appropriate market multiples.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As defined in FAS No. 157, "Fair Value Measurements," Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. For additional information about our financial assets and financial liabilities carried at fair value, refer to **"Note 23. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, Item 8.**

Any material effect on the consolidated financial statements related to these critical accounting areas is also discussed within the body of this document.

Executive Overview

Bank Merger

On October 10, 2008, we merged our three bank subsidiaries together. Susquehanna Bank and Susquehanna Bank DV were merged into Susquehanna Bank PA which subsequently changed its name to Susquehanna Bank. This initiative, planned and implemented over a six-month period, was designed to improve efficiency, customer service, and product delivery. Expenses related to the merger resulted in a $2.5 million pre-tax charge in the third quarter, but we expect that the merger will generate annual savings of approximately $20.0 million beginning in 2009.

Capital Purchase Program

Susquehanna was one of many banks to participate in the U.S. Treasury Department's voluntary Capital Purchase Program ("CPP"). Under the program, we applied for and received $300.0 million in capital, with the transaction having been completed on December 12, 2008. In return, we issued to the Treasury $300.0 million in shares of Fixed Rate Cumulative Perpetual Preferred Stock with an initial annual dividend rate of 5.0% and warrants to purchase approximately 3.0 million shares of Susquehanna common stock at an exercise price of $14.86 per share.

Our intention is to use the $300 million received through the CPP for loan growth. As stated in Item 7, we currently project net loan growth of 8% in 2009. With a loan portfolio of $9.65 billion at year-end 2008, this projection would mean loan growth of approximately $750 million in the current year. This increase would follow the 10% net increase in loans (or approximately $900 million) that we achieved in 2008. Susquehanna has a history of sound asset quality, and we were able to generate this level of loan growth while maintaining credit quality ratios superior to the majority of our peer group. While these projections represent our present intentions, we must reserve the right to react to unforeseen regulatory, legislative or economic changes.

We believe that looking at overall lending provides the best insight into how a bank is operating as an engine of economic growth in local communities. As you can see from our projection above, we expect our overall loan growth in 2009 to more than double the amount of capital we received through the Capital Purchase Program.

We believe that participating in the Capital Purchase Program is in the best interests of our shareholders, customers, and the communities that we serve. This funding gives us a foundation to generate additional lending to our customers, and it also builds our capital reserves for additional security against the uncertain nature of the economy.

Allowance for Loan and Lease Losses

The deterioration in economic conditions has impacted our credit quality. Net charge-offs as a percentage of average loans and leases were 0.42% for 2008, compared to 0.25% for 2007. Non-performing assets as a percentage of loans, leases, and other real estate owned were 1.22% for 2008, compared to 0.81% for 2007. Given the pressures facing our customers and loan portfolio, we increased our provision for loan and lease losses to $63.8 million for 2008, compared to $21.8 million for 2007. See the discussion regarding loan and lease losses in "Results of Operations, Provision and Allowance for Loan and Lease Losses."

The following table compares our 2008 financial goals to actual results:

	Goal	Actual
Net interest margin	3.70%	3.62%
Loan growth	8.0%	10.3%
Deposit growth	1.0%	1.4%
Noninterest income growth	45.0%	17.9%
Noninterest expense growth	26.0%	32.6%
Tax rate	30.0%	24.6%

Given the current economic climate and real estate trends, we recognize that the tightening credit market poses challenges for financial institutions. However, we believe that it creates opportunities as well. With that in mind, our financial goals for 2009 are as follows:

	Goal
Net interest margin	3.70%
Loan growth (adjusted for securitizations)	8.0%
Deposit growth	1.0%
Noninterest income growth	6.0%
Noninterest expense growth	(1.0%)
Tax rate	32.0%
Preferred dividend and discount accretion	$16.7 million

These financial goals include no securitization activity in 2009.

Acquisitions

Stratton Holding Company

On April 30, 2008, we completed the acquisition of Stratton Holding Company, an investment management company based in Plymouth Meeting, Pennsylvania with approximately $3.0 billion in assets under management. Stratton became a wholly owned subsidiary of Susquehanna and part of the family of Susquehanna wealth management companies. The addition of Stratton brings increased diversification in our investment expertise, including experience in mutual fund management. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. The acquisition of Stratton was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Community Banks, Inc.

On November 16, 2007, we completed the acquisition of Community Banks, Inc. ("Community") in a stock and cash transaction valued at approximately $871.0 million. Under the terms of the merger agreement, shareholders of Community were entitled to elect to receive for each share of Community common stock that they owned, either $34.00 in cash or 1.48 shares of Susquehanna common stock. The acquisition expands our territory into the Harrisburg market and deepens our foundation in central Pennsylvania. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. See Note 2 to our consolidated financial statements for the disclosures required by FAS No. 141, "Business Combinations."

Widmann, Siff & Co., Inc.

On August 1, 2007, we acquired Widmann, Siff & Co., Inc., an investment advisory firm in Radnor, Pennsylvania. Widmann, Siff had more than $300.0 million in assets under management, including accounts serving individuals, pension and profit-sharing plans, corporations, and family trusts. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. The acquisition of Widmann, Siff was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Minotola National Bank

On April 21, 2006, we acquired Minotola National Bank in a stock and cash transaction valued at approximately $172.0 million. The acquisition of Minotola, with total assets of $607.0 million and fourteen branch locations, significantly enhanced our presence in the high-growth markets in southern New Jersey. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in our consolidated financial statements. The acquisition of Minotola was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Results of Operations

Summary of 2008 Compared to 2007

The acquisition of Community Banks, Inc. on November 16, 2007 has had a significant impact on our results of operations for the year ended December 31, 2008. Consequently, comparisons to the years ended December 31, 2007 and 2006 may not be particularly meaningful.

Furthermore, results of operations for the year ended December 31, 2008 include the following pre-tax charges:

- a $6.5 million loss related to an interest rate swap termination;
- a $2.5 million merger charge composed of the following:

Employee termination benefits	$1.60 million
Legal fees	0.25 million
Technology costs	0.65 million

- a $17.5 million securities impairment charge; and
- a $2.1 million VFAM customer-loss contingency.

Also, results of operations for the twelve months ending December 31, 2007 include a pre-tax loss of $11.8 million related to a restructuring of our investment portfolio.

Net income for the year ended December 31, 2008, was $82.6 million, an increase of $13.5 million, or 19.6%, over net income of $69.1 million in 2007. Net interest income increased 44.4%, to $398.3 million for 2008, from $275.9 million in 2007. Noninterest income increased 17.9%, to $142.3 million for 2008, from $120.7 million in 2007, and noninterest expenses increased 32.6%, to $367.2 million for 2008, from $277.0 million for 2007.

Additional information is as follows:

	Twelve Months Ended December 31,	
	2008	2007
Diluted Earnings per Common Share	$ 0.95	$ 1.23
Return on Average Assets	0.62%	0.78%
Return on Average Equity	4.80%	6.66%
Return on Average Tangible Equity(1)	13.35%	11.56%
Efficiency Ratio	66.46%	69.10%
Net Interest Margin	3.62%	3.67%

The following discussion details the factors that contributed to these results.

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2008	2007
Return on average equity (GAAP basis)	4.80%	6.66%
Effect of excluding average intangible assets and related amortization	8.55%	4.90%
Return on average tangible equity	13.35%	11.56%

Net Interest Income — Taxable Equivalent Basis

Our major source of operating revenues is net interest income, which increased to $398.3 million in 2008, as compared to $275.9 million in 2007. Net interest income as a percentage of net interest income plus other income was 74% for the twelve months ended December 31, 2008, 70% for the twelve months ended December 31, 2007, and 65% for the twelve months ended December 31, 2006.

Net interest income is the income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities, and short-term investments. The amount of interest income is dependent upon many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of non-performing loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, the rates paid on borrowed funds, and the levels of noninterest-bearing demand deposits and equity capital.

Table 1 presents average balances, taxable equivalent interest income and expense and yields earned or paid on these assets and liabilities. For purposes of calculating taxable equivalent interest income, tax-exempt interest has been adjusted using a marginal tax rate of 35% in order to equate the yield to that of taxable interest rates. Table 2 illustrates the changes in net interest income caused by changes in average volume, rates, and yields.

Table 1 - Distribution of Assets, Liabilities and Shareholders' Equity

Interest Rates and Interest Differential - Tax Equivalent Basis

	2008			2007			2006		
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)
				(Dollars in thousands)					
Assets									
Short-term investments	$ 101,715	$ 2,411	2.37	$ 97,583	$ 4,782	4.90	$ 81,939	$ 3,669	4.48
Investment securities:									
Taxable	1,759,424	91,531	5.20	1,485,561	73,837	4.97	1,261,515	53,463	4.24
Tax-advantaged	296,211	19,560	6.60	69,389	4,380	6.31	20,506	1,300	6.34
Total investment securities	2,055,635	111,091	5.40	1,554,950	78,217	5.03	1,282,021	54,763	4.27
Loans and leases, (net):									
Taxable	8,972,747	581,070	6.48	5,876,948	439,680	7.48	5,434,490	400,923	7.38
Tax-advantaged	197,249	14,375	7.29	102,930	7,708	7.49	83,322	5,987	7.19
Total loans and leases	9,169,996	595,445	6.49	5,979,878	447,388	7.48	5,517,812	406,910	7.37
Total interest-earning assets	11,327,346	$708,947	6.26	7,632,411	$530,387	6.95	6,881,772	$465,342	6.76
Allowance for loan and lease losses	(98,321)			(64,993)			(59,465)		
Other noninterest-earning assets	2,089,321			1,337,310			1,127,513		
Total assets	$13,318,346			$8,904,728			$7,949,820		
Liabilities									
Deposits:									
Interest-bearing demand	$ 2,604,337	$ 33,667	1.29	$2,173,731	$ 61,572	2.83	$1,846,483	$ 51,424	2.78
Savings	723,612	4,848	0.67	480,065	4,278	0.89	496,056	4,960	1.00
Time	4,402,956	167,431	3.80	2,720,688	124,673	4.58	2,408,684	99,195	4.12
Short-term borrowings	654,149	10,796	1.65	423,827	17,464	4.12	324,326	13,495	4.16
FHLB borrowings	1,337,505	50,944	3.81	653,605	27,600	4.22	615,841	24,788	4.03
Long-term debt	421,795	31,082	7.37	237,910	14,667	6.16	207,765	12,159	5.85
Total interest-bearing liabilities	10,144,354	$298,768	2.95	6,689,826	$250,254	3.74	5,899,155	$206,021	3.49
Demand deposits	1,205,381			935,018			946,369		
Other liabilities	247,529			241,697			229,540		
Total liabilities	11,597,264			7,866,541			7,075,064		
Equity	1,721,082			1,038,187			874,756		
Total liabilities & shareholders' equity	$13,318,346			$8,904,728			$7,949,820		
Net interest income / yield on average earning assets		$410,179	3.62		$280,133	3.67		$259,321	3.77

Additional Information

Average loan balances include non accrual loans.

Tax-advantaged income has been adjusted to a tax-equivalent basis using a marginal rate of 35%.

For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

Table 2 - Changes in Net Interest Income - Tax Equivalent Basis

	2008 Versus 2007 Increase (Decrease) Due to Change in			2007 Versus 2006 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
			(Dollars in thousands)			
Interest Income						
Other short-term investments	**$ 194**	**($ 2,565)**	**($ 2,371)**	$ 746	$ 367	$ 1,113
Investment securities:						
Taxable	**14,119**	**3,575**	**17,694**	10,343	10,031	20,374
Tax-advantaged	**14,969**	**211**	**15,180**	3,086	(6)	3,080
Total investment securities	**29,088**	**3,786**	**32,874**	13,429	10,025	23,454
Loans (net of unearned income):						
Taxable	**206,809**	**(65,419)**	**141,390**	33,160	5,597	38,757
Tax-advantaged	**6,879**	**(212)**	**6,667**	1,463	258	1,721
Total loans	**213,688**	**(65,631)**	**148,057**	34,623	5,855	40,478
Total interest-earning assets	**$242,970**	**($ 64,410)**	**$ 178,560**	$48,798	$16,247	$65,045
Interest Expense						
Deposits:						
Interest-bearing demand	**$ 10,426**	**($ 38,331)**	**($ 27,905)**	$ 9,170	$ 978	$10,148
Savings	**1,809**	**(1,239)**	**570**	(156)	(526)	(682)
Time	**66,803**	**(24,045)**	**42,758**	13,652	11,826	25,478
Short-term borrowings	**6,785**	**(13,453)**	**(6,668)**	4,098	(129)	3,969
FHLB borrowings	**26,291**	**(2,947)**	**23,344**	1,580	1,232	2,812
Long-term debt	**13,103**	**3,312**	**16,415**	1,829	679	2,508
Total interest-bearing liabilities	**125,217**	**(76,703)**	**48,514**	30,173	14,060	44,233
Net Interest Income	**$117,753**	**$ 12,293**	**$ 130,046**	$18,625	$ 2,187	$20,812

Changes that are due in part to volume and in part to rate are allocated in proportion to their relationship to the amounts of changes attributed directly to volume and rate.

The $122.4 million increase in our net interest income in 2008, as compared to 2007, was primarily the result of the net contribution from interest-earning assets and interest-bearing liabilities acquired from Community on November 16, 2007. Our net interest margin, however, declined 5 basis points, from 3.67% for the year ended December 31, 2007, to 3.62% for the year ended December 31, 2008. This decrease in net interest margin was primarily due to a decrease in lower-cost transaction and savings deposits with an offsetting increase in higher-cost time deposits.

Variances do occur in the net interest margin, as an exact repricing of assets and liabilities is not possible. A further explanation of the impact of asset and liability repricing is found in the section entitled ***"Market Risks - Interest Rate Risk."***

Provision and Allowance for Loan and Lease Losses

The provision for loan and lease losses is the expense necessary to maintain the allowance for loan and lease losses at a level adequate to absorb management's estimate of probable incurred losses in the loan and lease portfolio. Our provision for loan and lease losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans and leases, analyze delinquencies, ascertain loan and lease growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets we serve.

Commercial loans and commercial real estate loans of $0.5 million or greater are internally risk rated, using a standard rating system, by our loan officers and periodically reviewed by loan review personnel. Consumer loans, residential real estate loans, and leases are generally analyzed in the aggregate as they are of relatively small dollar size and homogeneous in nature.

Under our methodology for calculating the allowance for loan and lease losses, loss rates for the last three years on a rolling quarter-to-quarter basis, weighted towards the more recent periods, are determined for: (a) commercial credits (including agriculture, commercial, commercial real estate, land acquisition, development and construction; and (b) consumer credits (including residential real estate, consumer direct, consumer indirect, consumer revolving, and leases). After determining the loss rates, management adjusts these rates for certain considerations, such as trends in delinquency and other economic factors, and then applies the adjusted loss rates to loan balances of these portfolio segments.

In addition to using loss rates, secured commercial non-accrual loans of $0.5 million or greater are reviewed for impairment as required under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS No. 114"). Those loans that have specific loss allocations are identified and included in the reserve allocation. Risk-rated loans that are not reviewed for impairment are segregated into homogeneous pools with loss allocation rates that reflect the severity of risk. Loss rates are adjusted by applying other factors to the calculations. These factors include adjustments for current economic trends, delinquency and risk trends, credit concentrations, credit administration, migration analysis, and other special allocations for unusual events or changes in products.

This methodology provides an in-depth analysis of the bank's portfolio and reflects the estimated losses within it. Reserve allocations are then reviewed and consolidated. This process is performed on a quarterly basis, including a risk-rate review of commercial credit relationships.

With respect to the Community acquisition, we recorded an $11.1 million additional provision for loan and lease losses in the fourth quarter of 2007. The primary reason that we recognized this additional $11.1 million provision is that we evaluated more of the Community loan portfolio under FAS No. 5, "Accounting for Contingencies," rather than under FAS No. 114, in accordance with our allowance for loan and lease loss methodology. FAS No. 114 states that a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Using this guidance, Community defined an impaired loan as any loan rated special mention or worse, regardless of its accrual status, while we define an impaired loan as any non-consumer, non-accrual loan in an amount greater than $0.25 million (as previously discussed). We assess, and Community assessed, pools of homogenous loans not considered to be impaired under FAS No. 114 in accordance with the guidance in FAS No. 5 to determine if a probable loss has been incurred. This difference in determining impaired loans resulted in our evaluation of $70.0 million of loans in the Community portfolio under FAS No. 5, where Community had evaluated these same loans individually under FAS No. 114 with a $0 reserve, based on the net realizable value of the underlying collateral. As a result, we determined that is was necessary to record an additional provision of $8.1 million. The remaining $3.0 million addition to the provision resulted from our classification of Community's loan portfolio into more risk categories than the number of risk categories used by Community. We classify loans into nine categories with different risk factors, while Community used five categories. These category differences resulted in loans being evaluated in FAS No. 5 pools with more severe risk factors than they had been evaluated by Community prior to the merger.

Throughout 2008, we continued to experience a challenging operating environment. Given the economic pressures that impact some of our borrowers, we increased our allowance for loan and lease losses in accordance with our assessment process, which took into consideration a $48.6 million increase in nonperforming loans and leases since December 31, 2007 and the rising charge-off level noted below. As presented in Table 3, the provision for loan and lease losses was $63.8 million for the year ended December 31, 2008, and $21.8 million for the year ended December 31, 2007. The allowance for loan and lease losses at December 31, 2008 was 1.18% of period-end loans and leases, or $113.7 million, and 1.01% of period-end loans and leases, or $88.6 million, at December 31, 2007.

Table 3 - Provision and Allowance for Loan and Lease Losses

	2008	2007	2006	2005	2004
			(Dollars in thousands)		
Allowance for loan and lease losses, January 1	**$ 88,569**	$ 62,643	$ 53,714	$ 54,093	$ 42,672
Allowance acquired in business combination	**0**	19,119	5,514	0	9,149
Additions to provision for loan and lease losses charged to operations	**63,831**	21,844	8,680	12,335	10,020
Loans and leases charged-off during the year:					
Commercial, financial, and agricultural	**17,433**	4,758	2,883	8,827	2,211
Real estate - construction	**8,885**	1,949	5	45	0
Real estate secured - residential	**3,883**	1,829	1,284	1,407	948
Real estate secured - commercial	**2,154**	3,200	454	1,805	1,845
Consumer	**8,075**	3,790	3,379	3,455	3,607
Leases	**4,800**	3,659	3,111	2,816	2,248
Total charge-offs	**45,230**	19,185	11,116	18,355	10,859
Recoveries of loans and leases previously charged-off:					
Commercial, financial, and agricultural	**1,625**	536	1,188	1,694	611
Real estate - construction	**5**	10	6	0	0
Real estate secured - residential	**226**	406	454	370	298
Real estate secured - commercial	**145**	426	1,360	1,007	96
Consumer	**3,626**	1,792	1,957	1,649	1,493
Leases	**952**	978	886	921	613
Total recoveries	**6,579**	4,148	5,851	5,641	3,111
Net charge-offs	**38,651**	15,037	5,265	12,714	7,748
Allowance for loan and lease losses, December 31	**$ 113,749**	$ 88,569	$ 62,643	$ 53,714	$ 54,093
Average loans and leases outstanding	**$9,169,996**	$5,979,878	$5,517,812	$5,234,463	$4,743,864
Period-end loans and leases	**9,653,873**	8,751,590	5,560,997	5,218,659	5,253,008
Net charge-offs as a percentage of average loans and leases	**0.42%**	0.25%	0.10%	0.24%	0.16%
Allowance as a percentage of period-end loans and leases	**1.18%**	1.01%	1.13%	1.03%	1.03%

Determining the level of the allowance for probable loan and lease losses at any given point in time is difficult, particularly during uncertain economic periods. We must make estimates using assumptions and information that is often subjective and changing rapidly. The review of the loan and lease portfolios is a continuing process in light of a changing economy and the dynamics of the banking and regulatory environment. In our opinion, the allowance for loan and lease losses is adequate to meet probable incurred loan and lease losses at December 31, 2008. There can be no assurance, however, that we will not sustain losses in future periods that could be greater than the size of the allowance at December 31, 2008. The allowance for loan and lease losses as a percentage of non-performing loans and leases (coverage ratio) decreased to 105% at December 31, 2008, from 149% at December 31, 2007.

Should the economic climate deteriorate further, borrowers may experience increasing difficulty in meeting their payment obligations, and the level of non-performing loans and assets, charge-offs, and delinquencies could rise and require further increases in the provision. In addition, regulatory authorities, as an integral part of their examinations, periodically review the level of the allowance for loan and lease losses and may require additions to the allowance based upon their judgments about information available to them at the time of examination.

It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. Rather, a commercial loan is typically transferred to non-accrual status if it is not well secured and in the process of collection, and is considered delinquent in payment if either principal or interest is past due 90 days or more. Interest income received on impaired commercial loans in 2008 and 2007, was $0.5 million and $0.07 million, respectively. Interest income that would have been recorded on these loans under the original terms was $5.5 million and $1.8 million for 2008 and 2007, respectively. At December 31, 2008, we had no binding outstanding commitments to advance additional funds with respect to these impaired loans.

Consumer loans are typically charged-off when they are 120 days past due unless they are secured by real estate. Loans secured by real estate are evaluated on the basis of collateral value. Loans that are well secured may continue to accrue interest, while other loans are charged down to net realizable value or placed on non-accrual depending upon their loan-to-value ratio.

Net charge-offs as a percentage of average loans and leases for the year ended December 31, 2008, were 0.42%, compared to 0.25% for 2007.

Table 4 is a presentation of the five-year history of non-performing assets and loans and leases contractually past due 90 days and not placed on non-accrual. At December 31, 2008, non-performing assets totaled $118.2 million and included $10.3 million in other real estate acquired through foreclosure and $2.6 million in restructured loans. At December 31, 2007, non-performing assets totaled $71.3 million, and included $11.9 million in other real estate acquired through foreclosure and $2.6 million in restructured loans. The increase in non-performing assets primarily is the result of the impact on our borrowers of the deterioration in economic conditions.

Table 4 - Non-Performing Assets

At December 31,	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Loans contractually past due 90 days and still accruing	**$ 22,316**	$12,199	$ 9,364	$ 8,998	$10,217
Non-performing assets:					
Nonaccrual loans:					
Commercial, financial, and agricultural	**$ 13,882**	$ 2,799	$ 1,264	$ 2,921	$ 1,866
Real estate - construction	**49,774**	20,998	9,631	0	0
Real estate secured - residential	**18,271**	11,755	5,900	5,629	5,801
Real estate secured - commercial	**22,477**	18,261	11,307	5,872	10,611
Consumer	**844**	397	2	76	146
Leases	**65**	2,531	2,221	2,894	1,983
Restructured loans	**2,566**	2,582	5,376	0	0
Other real estate owned	**10,313**	11,927	1,544	2,620	1,340
Total non-performing assets	**$118,192**	$71,250	$37,245	$20,012	$21,747
Total non-performing assets as a percentage of period-end loans and leases and other real estate owned	**1.22%**	0.81%	0.67%	0.38%	0.41%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	**105%**	149%	175%	309%	265%

Of the $105.3 million of non-accrual loans and leases at December 31, 2008, $83.5 million, or 79.3%, represented non-consumer-loan relationships greater than $0.5 million that had been evaluated and considered impaired under FAS No. 114. Of the $83.5 million of impaired loans, $21.4 million, or 25.6%, had no related reserve. The determination that no related reserve for these collateral-dependent loans was required was based on the net realizable value of the underlying collateral.

Real estate acquired through foreclosure is recorded at the lower of its carrying value or the fair market value of the property at the transfer date, as determined by a current appraisal, less estimated costs to sell. Prior to foreclosure, the recorded amount of the loan is written-down, if necessary, to the fair value of the related real estate collateral by charging the allowance for loan and lease losses. Subsequent to foreclosure, gains or losses on the sale of real estate acquired through foreclosure are recorded in operating income, and any losses determined as a result of periodic valuations are charged to other operating expense. Real estate acquired through foreclosure decreased $1.6 million from December 31, 2007 to December 31, 2008.

Loans with principal and/or interest delinquent 90 days or more and still accruing interest totaled $22.3 million at December 31, 2008, an increase of $10.1 million, from $12.2 million at December 31, 2007. Additional deterioration in the economy may adversely affect certain borrowers and may cause additional loans to become past due beyond 90 days or be placed on non-accrual status because of the uncertainty of receiving full payment of either principal or interest on these loans.

Potential problem loans consist of loans that are performing under contract but for which potential credit problems have caused us to place them on our internally monitored loan list. These loans, which are not included in Table 4, totaled $185.0 million at December 31, 2008, and $133.8 million at December 31, 2007. The increase of $51.2 million can be attributed to the deterioration of economic conditions throughout 2008 and migrations to our internally monitored loan list that occur in the normal course of business. Further deterioration in the state of the economy and its concomitant impact on these borrowers, as well as future events, such as regulatory examination assessments, may result in these loans and others not currently so identified being classified as non-performing assets in the future.

In light of the current economic situation, we have undertaken the following additional measures to recognize and resolve troubled credits:

- we review all credit relationships in the categories of Commercial Real Estate, Commercial Construction – Real Estate, and Residential Real Estate with aggregate exposure of $5.0 million and loans of $2.5 million or greater during the third month of each quarter to determine the status of their global cash flows. This review includes a stress test for an increase of 1.0% in interest rates;
- we hold credit quality meetings during the second month of each quarter to review all criticized and classified loans. This includes reviewing global cash flows and stress testing for an increase of 1.0% in interest rates;
- we complete a fifteen-month rolling projection of potential non-accrual loans, charge-offs, foreclosed assets, loans ninety days past due and still accruing, total delinquencies, troubled debt restructurings, specific reserves, and recoveries over $0.5 million during the third month of every quarter. These projections are reviewed and discussed by executive management;
- we hold monthly meetings with our work-out officers to review their portfolios and strategy to either upgrade or exit particular credit relationships;
- we have instituted an ongoing review in our Consumer Lending area of all home equity line of credit loans to determine which property values and FICO scores have been negatively affected; and
- we have established risk-based pricing to reflect the cost of classified and criticized loans.

We believe that 2009 will be a challenging year, with the effects of the recession moving into the commercial and industrial, commercial real estate, and consumer credit segments. However, we also believe that we have the proper monitoring systems in place to recognize issues in an appropriate time frame and to minimize the effect on our earnings.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income, was 26%, 30%, and 35% for 2008, 2007, and 2006, respectively.

Noninterest income increased $21.7 million, or 17.9%, in 2008, over 2007. In general, increases in noninterest income are attributable to the effects of the Community acquisition on November 16, 2007. Non-Community related changes of note are as follows:

- Decreased *vehicle origination, servicing, and securitization fees* of $4.5 million;
- Increased *wealth management fee income* (includes *asset management fees, income from fiduciary-related activities,* and *commissions on brokerage, life insurance, and annuity sales)* of $8.5 million;
- Decreased *gains on sales of loans and leases* of $1.9 million;
- Increased *net realized loss on securities* of $5.5 million; and
- Increased *other income* of $8.7 million.

Vehicle origination, servicing, and securitization fees. The 31.5% decrease was the result of a decrease in vehicle lease managed balances due to significant competition from captive finance companies and a reduction in securitization fees due to the closing of the auto lease securitization market in 2008.

Wealth management fee income. The 26.5% increase primarily was the result of the contribution from Stratton Management Company, which was acquired on April 30, 2008.

Gains on sale of loans and leases. In 2007, we recognized a $2.7 million gain in an auto lease securitization transaction. In 2008, there were no securitization transactions.

Net realized loss on securities. During the third quarter of 2008, we recognized a $17.5 million other-than-temporary impairment of certain corporate synthetic collateralized debt obligations in our available-for-sale investment portfolio. For additional information, refer to the discussion under "Financial Condition, *Investment Securities.*" During the second quarter of 2007, we restructured our available-for-sale investment portfolio and recognized an $11.8 million loss on the sale of selected securities.

Other. During the third quarter of 2008, we reclassified the fair value of cash flow hedges related to a forecasted sale of vehicle leases from accumulated other comprehensive loss to earnings and recognized a reduction in other noninterest income of $6.5 million. This reduction was more than offset by the additional other revenue generated by the Community acquisition.

Noninterest Expenses

Noninterest expenses increased $90.2 million, or 32.6%, in 2008, over 2007. In general, increases in noninterest expenses are attributable to the effects of the Community acquisition on November 16, 2007. Non-Community-related changes of note are as follows:

Salaries and employee benefits. Included in salaries and employee benefits is a $1.6 million restructuring charge recorded in September 2008 related to the merger of our three bank subsidiaries.

Other. Included in other noninterest expenses is a $2.1 million charge recorded in September 2008 to mitigate losses of customers of VFAM who held positions in a money market mutual fund managed by an independent mutual fund company. In September 2008, the Securities and Exchange Commission granted an order, requested by the independent mutual fund manager, to suspend all redemption requests for the fund and to allow for the postponement of redemption payments, temporarily leaving retail investors without access to their short-term cash. Based upon information from the fund manager, we believe that the fund's net asset value upon an orderly liquidation will be ninety-seven cents per share. Should customers receive less than one dollar per share, our $2.1 million commitment will be available to mitigate our customers' losses in the fund, up to three cents per share.

Income Taxes

Our effective tax rates for 2008 and 2007 were 24.6% and 29.3%, respectively.

The decrease in our effective tax rate for 2008 was the result of an increase in tax-advantaged income relative to total income in 2008, as compared to tax-advantaged income relative to total income in 2007. The increase in tax-advantaged income is due, in part, to the large municipal bond portfolio acquired in the Community acquisition on November 16, 2007.

Financial Condition

Summary of 2008 Compared to 2007

Total assets at December 31, 2008, were $13.7 billion, an increase of 4.6%, as compared to total assets of $13.1 billion at December 31, 2007. Loans and leases, increased to $9.7 billion at December 31, 2008, from $8.8 billion at December 31, 2007. Total deposits increased to $9.1 billion in 2008, from $8.9 billion during the same time period in 2007.

Equity capital was $1.9 billion at December 31, 2008, or $19.21 per common share, compared to $1.7 billion, or $20.12 per common share, at December 31, 2007. The calculation of book value per common share excludes from Shareholders' Equity the carrying value of the preferred stock issued to the U.S. Treasury as part of the Capital Purchase Program. For additional information concerning the changes in equity capital, refer to the **"Consolidated Statements of Changes in Shareholders' Equity" in Part II, Item 8**.

Fair Value Measurements and The Fair Value Option for Financial Assets and Financial Liabilities

Effective January 1, 2008, we adopted FAS No. 157, "Fair Value Measurements" and FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." At December 31, 2008, Susquehanna had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value. For additional information about our financial assets and financial liabilities carried at fair value, refer to **"Note 23. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, Item 8**.

Investment Securities

Securities identified as "available for sale" are reported at their fair value, and the difference between that value and their amortized cost is recorded in the equity section, net of taxes, as a component of other comprehensive income. Accordingly, as a result of changes in the interest-rate environment and the economy in general, our total equity was negatively impacted by $69.3 million. Unrealized losses, net of taxes, on available-for-sale securities totaled $63.8 million at December 31, 2008, and unrealized gains, net of taxes, on available-for-sale securities totaled $5.4 million at December 31, 2008.

Table 5 - Carrying Value of Investment Securities

Year ended December 31,	2008		2007		2006	
	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
	(Dollars in thousands)					
U.S. Government agencies	**$ 444,022**	**$ 0**	$ 533,019	$ 0	$ 509,872	$ 0
State and municipal	**308,546**	**4,595**	268,633	4,792	27,141	6,146
Other securities	**6,364**	**4,550**	68,227	0	72,282	0
Mortgage-backed securities	**965,853**	**0**	1,078,401	0	714,747	0
Equity securities	**145,961**	**0**	110,880	0	73,378	0
Total investment securities	**$1,870,746**	**$9,145**	$2,059,160	$4,792	$1,397,420	$6,146

In September 2008, we recorded a pre-tax impairment charge of $17.5 million related to two synthetic collateralized debt obligations held in our investment portfolio. Each security has a par value of $10.0 million and one hundred underlying reference companies. Through August 31, 2008, there were no credit events (i.e. bankruptcies, conservatorships, or receiverships) related to any of the reference companies. However, given the significant developments that have affected the market, a number of credit events reduced the fair value of one security to 12.5% of par as of September 30, 2008, and the fair value of the other security to 12.0% of par as of September 30, 2008. We believe that it is probable that we will be unable to collect all amounts due according to the contractual terms of these securities. Accordingly, we recognized an other-than-temporary impairment and established new cost bases for the securities reflecting the September 30, 2008 fair value. At December 31, 2008, one security was given a below-investment-grade rating by the rating agencies, while the other security was rated BBB-. These are the only two securities of this type that we currently hold in our $1.9 billion investment portfolio.

During May and June of 2007, while planning for the Community acquisition and the resulting growth and composition of the investment portfolio, our management performed a comprehensive review of our available-for-sale investments. Management determined that for administrative and operational purposes, small remaining portions in mortgage-backed securities ("odd lots," or securities with remaining par amounts of less than $2.0 million) should be sold. These odd lots, totaling $182.0 million, resulted from previous mergers and bank mergers and from principal amortization over time. Additionally, we determined that all collateralized mortgage obligations, regardless of the remaining par amount, with an aggregate total of $51.0 million should be sold. Many of these mortgage obligations were acquired in the historic low-interest-rate environment of 2002 through 2004. The restructuring involved the sale of approximately 16.0% of our available-for-sale investment portfolio, and resulted in a pre-tax charge of approximately $11.8 million in June 2007.

Securities identified as "trading account securities" are to be marked to market with the change recorded in the income statement. Presently, we do not engage in trading activity, but we do engage in active portfolio management that requires the majority of our security portfolios to be identified as available for sale. While Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("FAS No. 115") requires segregation into held-to-maturity and available-for-sale categories (see Table 5), it does not change our policy concerning the purchase of only high quality securities. Strategies employed address liquidity, capital adequacy, and net interest margin considerations, which then determine the assignment of purchases into these two categories. Table 6 illustrates the maturities of these security portfolios and the weighted-average yields based upon amortized costs. Yields are shown on a tax equivalent basis assuming a 35% federal income tax rate.

At December 31, 2008, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded 10% of shareholders' equity.

Table 6 - Maturities of Investment Securities

At December 31, 2008	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 10 Years	After 10 Years	Total
			(Dollars in thousands)		
Available-for-Sale					
U.S. Government agencies					
Fair value	$21,954	$384,222	$ 37,846	$ 0	$ 444,022
Amortized cost	21,915	368,959	37,031	0	427,905
Yield	3.02%	4.75%	5.26%	0.00%	4.70%
Corporate debt securities					
Fair value	$ 0	$ 0	$ 1,200	$ 5,164	$ 6,364
Amortized cost	0	0	2,450	26,334	28,784
Yield	0.00%	0.00%	6.88%	6.24%	6.29%
Mortgage-backed securities					
Fair value	$ 0	$ 49,419	$ 95,445	$ 820,989	$ 965,853
Amortized cost	0	53,232	93,176	901,379	1,047,787
Yield	0.00%	4.83%	4.43%	5.83%	5.65%
State and municipal securities					
Fair value	$ 4,010	$ 4,513	$ 27,282	$ 272,741	$ 308,546
Amortized cost	3,993	4,480	27,119	281,237	316,829
Yield (TE)	4.75%	6.27%	5.96%	6.07%	6.05%
Equity securities					
Fair value					$ 145,961
Amortized cost					147,681
Yield					3.74%
Held-to-Maturity					
State and municipal					
Fair value	$ 0	$ 0	$ 0	$ 4,595	$ 4,595
Amortized cost	0	0	0	4,595	4,595
Yield	0.00%	0.00%	0.00%	5.36%	5.36%
Other					
Fair value	$ 0	$ 0	$ 0	$ 4,550	$ 4,550
Amortized cost	0	0	0	4,550	4,550
Yield	0.00%	0.00%	0.00%	7.16%	7.16%
Total Securities					
Fair value	**$25,964**	**$438,154**	**$161,773**	**$1,108,039**	**$1,879,891**
Amortized cost	**25,908**	**426,671**	**159,776**	**1,218,095**	**1,978,131**
Yield	**3.28%**	**4.77%**	**4.92%**	**5.90%**	**5.38%**

Weighted-average yields are based on amortized cost. For presentation in this table, yields on tax-exempt securities have been calculated on a tax-equivalent basis.

Information included in this table regarding mortgage-backed securities is based on final maturities.

For additional information about our investment securities portfolio, refer to **"Note 4. Investment Securities" and "Note 23. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, Item 8.**

Loans and Leases

Loans and leases increased $902.3 million, from December 31, 2007 to December 31, 2008. The 10.3% increase was due to internal growth that was accomplished through our sales and marketing efforts and the fact that loan demand is still solid in our market area.

Our participation in the U.S. Treasury's Capital Purchase Program brings with it a responsibility to make credit available to our local communities, and we have every intention of continuing our record of strong loan growth. We remain committed, however, to maintaining credit quality and doing business in our market area with customers we know.

In September 2008, we announced that, due to adverse market conditions, our previously disclosed plan to sell vehicle leases would not proceed. As a result, the $238.4 million in vehicle leases held for sale at December 31, 2007 and those subsequently originated are now classified as held for investment.

In January 2007, we exercised an early buyout option associated with Hann's sale-leaseback transaction. As a result, Hann acquired approximately $78.4 million of beneficial interests in automobile leases and related vehicles. A significant portion of these automobile leases and related vehicles was sold to our banking subsidiaries and subsequently included in the February 2007 $300.4 million vehicle lease securitization transaction.

Table 7 presents loans outstanding, by type of loan, in our portfolio for the past five years. Our bank subsidiary has historically reported a significant amount of loans secured by real estate. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-ended home equity loans totaled $353.1 million at December 31, 2008, and an additional $394.8 million was outstanding on loans with junior liens on residential properties at December 31, 2008. Senior liens on 1-4 family residential properties totaled $1.3 billion at December 31, 2008, and much of the $2.7 billion in loans secured by non-farm, non-residential properties represented collateralization of operating lines of credit, or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $178.2 million, while loans secured by multi-family residential properties totaled $203.5 million at December 31, 2008.

Table 8 represents the maturity of commercial, financial, and agricultural loans, as well as real estate construction loans. Table 9 presents the allocation of the allowance for loan and lease losses by type of loan.

Table 7 - Loan and Lease Portfolio

At December 31,	2008		2007		2006		2005		2004	
	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases	Amount	Percentage of Loans to Total Loans and Leases
	(Dollars in thousands)									
Commercial, financial, and agricultural	**$2,169,262**	**22.4%**	$1,781,981	20.4%	$ 978,522	17.6%	$ 832,695	16.0%	$ 760,106	14.5%
Real estate:										
construction	**1,313,647**	**13.6**	1,292,953	14.8	1,064,452	19.1	934,601	17.9	741,660	14.1
residential	**2,298,709**	**23.8**	2,151,923	24.6	1,147,741	20.6	1,355,513	26.0	1,611,999	30.7
commercial	**2,875,502**	**29.8**	2,661,841	30.3	1,577,534	28.5	1,257,860	24.1	1,252,753	23.8
Consumer	**314,051**	**3.3**	411,159	4.7	313,848	5.6	319,925	6.1	351,846	6.7
Leases	**682,702**	**7.1**	451,733	5.2	478,900	8.6	518,065	9.9	534,644	10.2
Total	**$9,653,873**	**100.0%**	$8,751,590	100.0%	$5,560,997	100.0%	$5,218,659	100.0%	$5,253,008	100.0%

Table 8 - Loan Maturity and Interest Sensitivity

At December 31, 2008	Under One Year	One to Five Years	Over Five Years	Total
		(Dollars in thousands)		
Maturity				
Commercial, financial, and agricultural	$ 773,164	$ 995,914	$400,184	$2,169,262
Real estate - construction	816,409	342,055	155,183	1,313,647
	$1,589,573	$1,337,969	$555,367	$3,482,909
Rate sensitivity of loans with maturities greater than 1 year				
Variable rate		$ 447,459	$298,121	$ 745,580
Fixed rate		890,510	257,246	1,147,756
		$1,337,969	$555,367	$1,893,336

Table 9 - Allocation of Allowance for Loan and Lease Losses

At December 31,	2008	2007	2006	2005	2004
		(Dollars in thousands)			
Commercial, financial, and agricultural	**$ 22,599**	$23,970	$16,637	$16,205	$14,775
Real estate - construction	**31,734**	20,552	12,419	5,833	3,507
Real estate secured - residential	**16,189**	12,125	6,891	7,967	9,743
Real estate secured - commercial	**33,765**	23,320	15,065	11,571	13,760
Consumer	**3,253**	4,778	4,568	5,475	5,779
Leases	**5,868**	4,203	6,589	6,645	6,050
Overdrafts	**34**	57	21	18	0
Loans in process	**285**	0	0	0	0
Unallocated	**22**	(436)	453	0	479
Total	**$113,749**	$88,569	$62,643	$53,714	$54,093

Substantially all of our loans and leases are to enterprises and individuals in our market area. As shown in Table 10, there is no concentration of loans to borrowers in any one industry, or related industries, which exceeds 10% of total loans.

Table 10 - Loan Concentrations

At December 31, 2008, Susquehanna's portfolio included the following industry concentrations:

	Permanent	Construction	All Other	Total Amount	% Nonperforming in Each Category	% of Total Loans and Leases Outstanding
			(Dollars in thousands)			
Residential construction	$111,109	$438,835	$ 29,861	$579,805	4.53	6.01
Real estate - residential	477,317	46,740	22,973	547,030	0.34	5.67
Land development (site work) construction	76,390	416,736	23,469	516,595	4.30	5.35
Motor vehicles	380,293	215	56,931	437,439	0.56	4.53
Manufacturing	101,833	10,729	205,333	317,895	0.55	3.29
Hotels/motels	272,574	25,528	1,218	299,320	0.30	3.10
Retail consumer goods	91,524	4,832	121,196	217,552	1.41	2.25
Agriculture	175,102	2,342	38,761	216,205	1.54	2.24
Lessors of professional offices	206,996	8,552	0	215,548	0.69	2.23
Public services	53,432	4,430	121,427	179,289	0.64	1.86
Medical services	69,746	3,674	98,711	172,131	0.49	1.78
Wholesalers	50,645	1,739	101,650	154,034	0.26	1.60
Contractors	61,947	12,002	79,553	153,502	3.89	1.59
Warehouses	121,604	5,756	0	127,360	0.41	1.32
Elderly/child care services	82,345	2,231	37,050	121,626	2.13	1.26
Recreation	74,633	12,004	17,237	103,874	1.84	1.08
Real estate services	56,369	31,084	13,448	100,901	0.00	1.05
Retail real estate, shopping malls	96,330	0	0	96,330	0.00	1.00
Retail real estate, excluding malls	92,889	2,946	0	95,835	0.07	0.99
Restaurants/bars	69,922	1,918	23,252	95,092	1.66	0.99
Commercial construction	48,047	24,420	9,743	82,210	2.31	0.85
Transportation	11,283	134	69,931	81,348	0.78	0.84
Self storage units	55,911	16,556	0	72,467	0.00	0.75
Medical office space	51,368	13,990	0	65,358	0.66	0.68

Goodwill and Other Identifiable Intangible Assets

Goodwill recognized as a result of the Community acquisition was $615.5 million, and intangibles with finite lives were $40.5 million.

We test goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be an impairment. We performed our annual goodwill impairment test as of May 31, 2008, and determined that there was no impairment. However, given the continuing downturn in the economy and overall market conditions since that time and the fact that our market capitalization has been below the book value of our equity, we decided an interim goodwill impairment test was required under FAS No. 142 as of December 31, 2008. This test requires significant judgment and analysis.

Susquehanna's goodwill impairment test begins with a comparison between the fair value of the underlying reporting unit and its carrying amount (book value), including goodwill. If the estimated fair value is less than the carrying value, it is likely that an impairment has occurred.

Based upon our analyses at May 31 and December 31, 2008, fair value of each of Susquehanna's reporting units exceeded their book value for the reporting units, and there was no goodwill impairment. However, due to the ongoing turmoil in market conditions, we will continue to monitor and evaluate the carrying value of goodwill for possible future impairment.

Deposits

Our deposit base is consumer-oriented, consisting of time deposits, primarily certificates of deposit with various terms, interest-bearing demand accounts, savings accounts, and demand deposits. Average deposit balances by type and the associated average rate paid are summarized in Table 11.

Table 11 - Average Deposit Balances

Year ended December 31,	2008		2007		2006	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)			
Demand deposits	**$1,205,381**	**0.00%**	$ 935,018	0.00%	$ 946,369	0.00%
Interest-bearing demand deposits	**2,604,337**	**1.29**	2,173,731	2.83	1,846,483	2.78
Savings deposits	**723,612**	**0.67**	480,065	0.89	496,056	1.00
Time deposits	**4,402,956**	**3.80**	2,720,688	4.58	2,408,684	4.12
Total	**$8,936,286**		$6,309,502		$5,697,592	

Total deposits increased $121.4 million, or 1.4%, from December 31, 2007, to December 31, 2008. This relatively small increase reflects the intense competition within our marketplace to attract new deposits.

We do not rely upon time deposits of $0.1 million or more as a principal source of funds, as they represent only 17.6% of total deposits. Table 12 presents a breakdown by maturity of time deposits of $0.1 million or more as of December 31, 2008.

Table 12 - Deposit Maturity

The maturities of time deposits of $0.1 million or more at December 31, 2008, were as follows:

(Dollars in thousands)	
Three months or less	$ 481,193
Over three months through six months	195,646
Over six months through twelve months	529,756
Over twelve months	389,079
Total	$1,595,674

Short-term Borrowings

Short-term borrowings, which include securities sold under repurchase agreements, federal funds purchased, borrowings through the Federal Reserve's Term Auction Facility, and Treasury tax and loan notes, increased by $341.8 million, or 60.1%, from December 31, 2007, to December 31, 2008.

Since our loan growth has been greater than our deposit growth, we have used short-term borrowings, primarily in the forms of federal funds purchased and the term auction facility, to fund loans.

Federal Home Loan Bank Borrowings and Long-term Debt

Federal Home Loan Bank borrowings decreased $76.0 million from December 31, 2007 to December 31, 2008. This decrease is the result of increasing our short-term borrowings at lower interest rates.

On December 31, 2008, we issued a $25.0 million subordinated note to another financial institution. The note bears interest at three-month LIBOR plus 4.50% and matures in December 2018.

Contractual Obligations and Commercial Commitments

Table 13 presents certain of our contractual obligations and commercial commitments and their expected year of payment or expiration.

Table 13 - Contractual Obligations and Commercial Commitments at December 31, 2008

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**Over 5 Years**
	(Dollars in thousands)				
Certificates of deposit	$4,641,327	$3,076,919	$1,037,664	$521,701	$ 5,043
FHLB borrowings	1,069,784	139,996	236,921	291,133	401,734
Long-term debt	448,082	0	0	75,000	373,082
Operating leases	122,441	13,212	22,790	18,165	68,274
Residual value guaranty fees	13,860	4,620	9,240	0	0

	Commitment Expiration by Period				
Other Commercial Commitments	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**Over 5 Years**
	(Dollars in thousands)				
Stand-by letters of credit	$ 442,725	$ 318,236	$ 124,489	$ 0	$ 0
Commercial commitments	823,875	470,062	353,813	0	0
Real estate commitments	699,435	235,584	463,851	0	0

Capital Adequacy

Risk-based capital ratios, based upon guidelines adopted by bank regulators in 1989, focus upon credit risk. Assets and certain off-balance-sheet items are segmented into one of four broad risk categories and weighted according to the relative percentage of credit risk assigned by the regulatory authorities. Off-balance-sheet instruments are converted into a balance sheet credit equivalent before being assigned to one of the four risk-weighted categories. To supplement the risk-based capital ratios, the regulators issued a minimum leverage ratio guideline (Tier 1 capital as a percentage of average assets less excludable intangibles).

Capital elements are segmented into two tiers. Tier 1 capital represents shareholders' equity plus junior subordinated debentures reduced by excludable intangibles. Tier 2 capital represents certain allowable long-term debt, the portion of the allowance for loan and lease losses equal to 1.25% of risk-adjusted assets, and 45% of the unrealized gain on equity securities. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The maintenance of a strong capital base at the parent company level as well as at the bank level is an important aspect of our philosophy. We and the bank have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

For additional information related to our risk-based capital ratios, see **"Note 15. Capital Adequacy" to the consolidated financial statements appearing in Part II, Item 8.**

Market Risks

The types of market risk exposures generally faced by banking entities include:

- equity market price risk;
- liquidity risk;

- interest rate risk;
- foreign currency risk; and
- commodity price risk.

Due to the nature of our operations, foreign currency and commodity price risk are not significant to us. However, in addition to general banking risks, we have other risks that are related to vehicle leasing, asset securitizations, and off-balance-sheet financing that are also discussed below.

Equity Market Price Risk

Equity market price risk is the risk related to market fluctuations of equity prices in the securities markets. While we do not have significant risk in our investment portfolio, market price fluctuations may affect fee income generated through our asset management operations. Generally, our fee structure is based on the market value of assets being managed at specific time frames. If market values decline, our fee income may also decline.

Liquidity Risk

The maintenance of adequate liquidity — the ability to meet the cash requirements of our customers and other financial commitments — is a fundamental aspect of our asset/liability management strategy. Our policy of diversifying our funding sources — purchased funds, repurchase agreements, and deposit accounts — allows us to avoid undue concentration in any single financial market and also to avoid heavy funding requirements within short periods of time. At December 31, 2008, our bank subsidiary had approximately $1.1 billion available under a collateralized line of credit with the Federal Home Loan Bank of Pittsburgh; and $624.8 million more would have been available provided that additional collateral had been pledged.

Over the past few years, as an additional source of liquidity, we periodically entered into securitization transactions in which we sold the beneficial interests in loans and leases to qualified special purpose entities (QSPEs). Since our last securitization, which occurred in February 2007, adverse market conditions have made such transactions extremely difficult, as evidenced by our inability to complete the securitization forecasted for 2008. As an alternative source of funding, we have pledged the leases previously held for sale and certain auto loans to obtain collateralized borrowing availability at the Federal Reserve's Discount Window and Term Auction Facility. At December 31, 2008, we had collateralized availability of $406.3 million.

Liquidity is not entirely dependent on increasing our liability balances. Liquidity is also evaluated by taking into consideration maturing or readily marketable assets. Unrestricted short-term investments amounted to $119.1 million for the year ended December 31, 2008, and represented additional sources of liquidity.

Management believes these sources of liquidity are sufficient to support our banking operations.

Interest Rate Risk

The management of interest rate risk focuses on controlling the risk to net interest income and the associated net interest margin as the result of changing market rates and spreads. Interest rate sensitivity is the matching or mismatching of the repricing and rate structure of the interest-bearing assets and liabilities. Our goal is to control risk exposure to changing rates within management's accepted guidelines to maintain an acceptable level of risk exposure in support of consistent earnings.

We employ a variety of methods to monitor interest rate risk. These methods include basic gap analysis, which points to directional exposure; routine rate shocks simulation; and evaluation of the change in economic value of equity. Board directed guidelines have been adopted for both the rate shock simulations and economic value of equity exposure limits. By dividing the assets and liabilities into three groups — fixed rate, floating rate, and those which reprice only at our discretion — strategies are developed to control the exposure to interest rate fluctuations.

Our interest rate risk using the static gap analysis is presented in Table 14. This method reports the difference between interest-rate sensitive assets and liabilities at a specific point in time. Management uses the static gap methodology to identify our directional interest-rate risk. Table 14 also illustrates our estimated interest-rate sensitivity (periodic and cumulative) gap positions as calculated as of December 31, 2008, and 2007. These estimates include anticipated prepayments on commercial and residential loans, and mortgage-backed securities, in addition to certain repricing assumptions relative to our core deposits. Traditionally, an institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. Static gap analysis is widely accepted because of its simplicity in identifying interest rate risk exposure; but it ignores market spread adjustments, the changing mix of the balance sheet, planned balance sheet management strategies, and the change in prepayment assumptions.

Table 14 - Balance Sheet Gap Analysis

At December 31, 2008	1-3 months	3-12 months	1-3 years	Over 3 years	Total
			(Dollars in thousands)		
Assets					
Short-term investments	$ 119,357	$ 0	$ 0	$ 3	$ 119,360
Investments	462,765	579,848	534,363	302,914	1,879,890
Loans and leases, net of unearned income	3,725,781	1,589,377	2,435,705	1,903,010	9,653,873
Total	$ 4,307,903	$ 2,169,225	$ 2,970,068	$ 2,205,927	$11,653,123
Liabilities					
Interest-bearing demand	$ 1,071,670	$ 257,505	$ 841,626	$ 357,674	$ 2,528,475
Savings	43,454	130,364	382,402	139,055	695,275
Time	901,119	1,436,219	648,362	59,952	3,045,652
Time in denominations of $100 or more	663,036	724,078	191,048	17,512	1,595,674
Total borrowings	1,084,887	26,995	301,856	1,014,347	2,428,085
Total	$ 3,764,166	$ 2,575,161	$ 2,365,294	$ 1,588,540	$10,293,161
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	($ 70,770)	($ 226,129)	($ 663,312)	($ 399,751)	
Interest Sensitivity Gap:					
Periodic	$ 472,967	($ 632,065)	($ 58,538)	$ 217,636	
Cumulative		(159,098)	(217,636)	0	
Cumulative gap as a percentage of total assets	3%	-1%	-2%	0%	

At December 31, 2007	1-3 months	3-12 months	1-3 years	Over 3 years	Total
			(Dollars in thousands)		
Assets					
Short-term investments	$ 140,854	$ 0	$ 0	$ 2,430	$ 143,284
Investments	367,357	409,721	758,064	528,810	2,063,952
Loans and leases, net of unearned income	3,090,669	1,492,473	2,349,564	1,818,884	8,751,590
Total	$ 3,598,880	$ 1,902,194	$ 3,107,628	$ 2,350,124	$10,958,826
Liabilities					
Interest-bearing demand	$ 1,384,915	$ 314,564	$ 818,470	$ 312,076	$ 2,830,025
Savings	35,016	105,052	423,156	150,760	713,984
Time	507,609	1,463,800	717,663	61,795	2,750,867
Time in denominations of $100 or more	439,059	674,540	219,812	24,041	1,357,452
Total borrowings	1,143,804	131,836	405,509	450,006	2,131,155
Total	$ 3,510,403	$ 2,689,792	$ 2,584,610	$ 998,678	$ 9,783,483
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	($ 76,787)	($ 243,201)	($ 732,482)	($ 122,873)	
Interest Sensitivity Gap:					
Periodic	$ 11,690	($ 1,030,799)	($ 209,464)	$ 1,228,573	
Cumulative		(1,019,109)	(1,228,573)	0	
Cumulative gap as a percentage of total assets	0%	-8%	-9%	0%	

In addition to static gap reports comparing the sensitivity of interest-earning assets and interest-bearing liabilities to changes in interest rates, we also utilize simulation analysis that measures our exposure to interest rate risk. The financial simulation model calculates the income effect and the economic value of assets, liabilities and equity at current and forecasted interest rates, and at hypothetical higher and lower interest rates at one percent intervals. The income effect and economic value of defined categories of financial instruments is calculated by the model using estimated cash flows based on embedded options, prepayments, early withdrawals, and weighted average contractual rates and terms. For economic value calculations, the model also considers discount rates for similar financial instruments. The economic values of longer-term fixed-rate financial instruments are generally more sensitive to changes in interest rates. Adjustable-rate and variable-rate financial instruments largely reflect only a change in economic value representing the difference between the contractual and discounted rates until the next contractual interest rate repricing date, unless subject to rate caps and floors.

A portion of our loan portfolio consists of commercial and residential mortgage loans containing embedded options, which permit the borrower to repay the principal balance of the loan prior to maturity ("prepayments") without penalty. A loan's susceptibility for prepayment is dependent upon a number of factors, including the current interest rate versus the contractual interest rate of the loan, the financial ability of the borrower to refinance, the economic benefit and the availability of refinancing at attractive terms in addition to general changes in customers' needs. Refinancing may also depend upon economic and other factors in specific geographic areas that affect the sales and price levels of residential property. In a changing interest rate environment, prepayments may increase or decrease depending on the current relative levels and expectations of future short-term and long-term interest rates.

Changes in market rates and general economic conditions will have an impact on an organization's mortgage-backed security portfolio. This will have an associated change on our sensitivity position in changing economic times. Savings and checking deposits generally may be withdrawn upon the customer's request without prior notice. A continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, resulting in a dependable source of funds. Time deposits generally have early withdrawal penalties, while term FHLB borrowings and subordinated notes have prepayment penalties, which discourage customer withdrawal of time deposits and prepayment of FHLB borrowings and subordinated notes prior to maturity.

Our floating-rate loan portfolio is primarily indexed to national interest rate indices. The portfolio is funded by interest-bearing liabilities which are determined by other indices, primarily deposits and FHLB borrowings. A changing interest rate environment may result in different levels of changes to the different indices resulting in disproportionate changes in the value of, and the net earnings generated from, such financial instruments. Basis risk is the result of this inconsistent change in the indices, with historical relationships not always being a good indicator.

Tables 15 and 16 reflect the estimated income effect and economic value of assets, liabilities, and equity calculated using certain assumptions we determined as of December 31, 2008, and 2007, at then current interest rates and at hypothetical higher and lower interest rates in 1% and 2% increments. As noted in Table 15, the economic value of equity at risk as of December 31, 2008, is -1%, at an interest rate change of positive 2%, while Table 16 discloses that net interest income at risk as of December 31, 2008, is -7%, at an interest rate change of negative 1%.

Table 15 - Balance Sheet Shock Analysis

At December 31, 2008	-1%	Base Present Value	1%	2%
Assets				
Cash and due from banks	$ 237,701	$ 237,701	$ 237,701	$ 237,701
Short-term investments	119,360	119,360	119,360	119,360
Investment securities:				
Held-to-maturity	4,595	4,595	4,595	4,595
Available-for-sale	2,043,042	1,903,994	1,955,460	1,906,938
Loans and leases, net of unearned income	9,939,763	9,798,658	9,662,752	9,534,731
Other assets	1,905,912	1,905,912	1,905,912	1,905,912
Total assets	$14,250,373	$13,970,220	$13,885,780	$ 13,709,237
Liabilities				
Deposits:				
Non-interest bearing	1,175,472	1,156,090	1,134,222	1,112,961
Interest-bearing	7,928,187	7,886,192	7,833,551	7,781,807
Total borrowings	2,369,715	2,313,670	2,261,996	2,226,531
Other liabilities	242,492	242,492	242,492	242,492
Total liabilities	11,715,866	11,598,444	11,472,261	11,363,791
Total economic equity	2,534,507	2,371,776	2,413,519	2,345,446
Off balance sheet	0	0	0	0
Total liabilities and equity	$14,250,373	$13,970,220	$13,885,780	$ 13,709,237
Economic equity ratio	18%	17%	17%	17%
Value at risk	$ 162,731	$ 0	$ 41,743	($ 26,330)
% Value at risk	7%	0%	2%	-1%

At December 31, 2007	-2%	-1%	Base Present Value	1%	2%
			(Dollars in thousands)		
Assets					
Cash and due from banks	$ 326,965	$ 326,965	$ 326,965	$ 326,965	$ 326,965
Short-term investments	143,277	143,274	143,271	143,269	143,266
Investment securities:					
Held-to-maturity	4,792	4,792	4,792	4,792	4,792
Available-for-sale	2,140,691	2,107,057	2,079,271	2,004,859	1,919,878
Loans and leases, net of unearned income	9,023,671	8,883,127	8,754,378	8,632,427	8,508,007
Other assets	1,880,784	1,880,784	1,880,784	1,180,784	1,880,784
Total assets	$13,520,180	$13,345,999	$13,189,461	$ 12,293,096	$ 12,783,692
Liabilities					
Deposits:					
Non-interest bearing	1,241,078	1,218,113	1,195,770	1,174,026	1,152,862
Interest-bearing	7,698,368	7,637,179	7,589,121	7,535,290	7,482,569
Total borrowings	2,140,037	2,053,749	2,002,628	1,970,659	1,943,299
Other liabilities	272,706	272,706	272,706	272,706	272,706
Total liabilities	11,352,189	11,181,747	11,060,225	10,952,681	10,851,436
Total economic equity	2,167,991	2,164,252	2,129,236	2,040,415	1,932,256
Off balance sheet	0	0	0	0	0
Total liabilities and equity	$13,520,180	$13,345,999	$13,189,461	$ 12,993,096	$ 12,783,692
Economic equity ratio	16%	16%	16%	16%	15%
Value at risk	$ 38,755	$ 35,016	$ 0	($ 88,821)	($ 196,980)
% Value at risk	2%	2%	0%	-4%	-9%

Table 16 - Net Interest Income Shock Analysis

At December 31, 2008	-1%	Base Scenario	1%	2%
Interest income:				
Short-term investments	$ 1,272	$ 1,399	$ 2,692	$ 4,097
Investments	91,409	98,238	104,826	109,122
Loans and leases	500,779	539,814	580,126	620,796
Total interest income	593,460	639,451	687,644	734,015
Interest expense:				
Interest-bearing demand and savings	16,137	26,194	38,844	55,670
Time	126,359	134,170	149,078	164,031
Total borrowings	75,664	77,694	88,365	99,029
Total interest expense	218,160	238,058	276,287	318,730
Net interest income	$ 375,300	$401,393	$ 411,357	$ 415,285
Net interest income at risk	($ 26,093)	$ 0	$ 9,964	$ 13,892
% Net interest income at risk	-7%	0%	2%	3%

At December 31, 2007	-2%	-1%	Base Scenario	1%	2%
		(Dollars in thousands)			
Interest income:					
Short-term investments	$ 8,257	$ 11,878	$ 15,471	$ 19,168	$ 22,784
Investments	100,889	106,812	110,462	112,746	115,207
Loans and leases	547,358	582,543	617,404	651,162	683,508
Total interest income	656,504	701,233	743,337	783,076	821,499
Interest expense:					
Interest-bearing demand and savings	16,354	36,997	64,638	88,202	111,809
Time	122,195	137,637	154,263	171,036	187,857
Total borrowings	84,547	93,052	99,931	112,177	124,427
Total interest expense	223,096	267,686	318,832	371,415	424,093
Net interest income	$433,408	$ 433,547	$424,505	$ 411,661	$ 397,406
Net interest income at risk	$ 8,903	$ 9,042	$ 0	($ 12,844)	($ 27,099)
% Net interest income at risk	2%	2%	0%	-3%	-6%

Derivative Financial Instruments and Hedging Activities

Our interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on our net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to our interest income and expense, to modify the duration of specific assets and liabilities, and to manage our exposure to interest rate movements.

Additionally, we execute derivative instruments in the form of interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those derivatives are immediately hedged by offsetting derivative contracts, such that we minimize our net risk exposure resulting from such transactions. We do not use credit default swaps in our investment or hedging operations.

At December 31, 2008, the aggregate amount of derivative assets recorded in other assets was $21.9 million, and the aggregate amount of derivative liabilities recorded in other liabilities was $22.4 million. Furthermore, net credit valuation adjustments reduced the settlement values of our derivative assets by $1.2 million and the settlement values of our derivative liabilities by $1.7 million. During 2008, we recognized noninterest income of $0.4 million related to credit valuation adjustments on nonhedge derivative instruments

In September 2008, we announced that, due to adverse market conditions, a forecasted sale of vehicle leases would not occur, and the associated interest rate swap agreements were terminated. In accordance with generally accepted accounting principles, we reclassified $2.1 million (net of taxes of $1.1 million) from accumulated comprehensive loss to earnings and recognized an additional reduction in pre-tax income of $3.3 million.

For additional information about our derivative financial instruments, refer to **"Note 22. Derivative Financial Instruments" and "Note 23. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, Item 8.**

Vehicle Leasing Residual Value Risk

In an effort to manage the vehicle residual value risk arising from the auto leasing business of Hann and our affiliate banks, Hann and the banks have entered into arrangements with Auto Lenders Liquidation Center, Inc. ("Auto Lenders") pursuant to which Hann or a bank, as applicable, effectively transferred to Auto Lenders all residual value risk of its respective auto lease portfolio, and all residual value risk on any new leases originated over the term of the applicable agreement. Auto Lenders, which was formed in 1990, is a used-vehicle remarketer with four retail locations in New Jersey and has access to various wholesale facilities throughout the country. Under these arrangements, Auto Lenders agrees to purchase the beneficial interest in all vehicles returned by the obligors at the scheduled expiration of the related leases for a purchase price equal to the stated residual value of such vehicles. Stated residual values of new leases are set in accordance with the standards approved in advance by Auto Lenders. Under a servicing agreement with Auto Lenders, Hann also agrees to make monthly guaranty payments to Auto Lenders based upon a negotiated schedule covering a three-year period. At the end of each year, the servicing agreement may be renewed by the mutual agreement of the parties for an additional one-year term, beyond the current three-year term, subject to renegotiation of the payments for the additional year. During the renewal process, we periodically obtain competitive quotes from third parties to determine the best remarketing and/or residual guarantee alternatives for Hann and our bank affiliates.

Securitizations and Off-Balance-Sheet Financings

TABLE 17 - Components of Loans and Leases Serviced

	As of December 31, 2008	As of December 31, 2007
	(Dollars in thousands)	
Lease Securitization Transactions*	$ 123,608	$ 463,517
Home Equity Loan Securitization Transactions*	286,577	334,417
Agency Arrangements and Lease Sales*	31,645	61,551
Leases and Loans Held in Portfolio	9,653,873	8,751,590
Total Leases and Loans Serviced	$10,095,703	$9,611,075

* Off balance sheet

Securitization Transactions

We use the securitization of financial assets as a source of funding and a means to manage capital. Hann and our bank subsidiary sell beneficial interests in automobile leases and related vehicles and home equity loans to qualified special purpose entities. These transactions are accounted for as sales under the guidelines of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)" ("FAS No. 140"), and a net gain or loss is recognized at the time of the initial sale.

The QSPEs then issue beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the QSPEs. The senior classes of the asset-basked securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by Susquehanna.

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. We, as servicer, distribute to third-party beneficial interest holders contracted returns. We retain the right to remaining cash flows after distributions to these third-party beneficial interest holders. The cash flows are discounted to present value and recorded as interest-only strips. The resulting interest-only strips are subordinate to the rights of each of the third-party beneficial interest holders. We estimate the fair value of these interest-only strips based on the present value of future expected cash flows, using management's estimate of the key assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time assets are sold to the applicable QSPE and adjusted quarterly based on changes in these key economic risk factors. Based upon the information found in the table in Note 21, "Securitization Activity," we believe that any adverse change of 20% in the key economic assumptions would not have a significant effect on the fair value of our interest-only strips.

In order to facilitate lease securitizations and other off-balance-sheet financings, Hann formed Hann Auto Trust, a Delaware statutory trust (the "Origination Trust"), on September 30, 1997, pursuant to a trust agreement between Hann, as settlor and initial beneficiary, and a third-party trustee. The primary business purpose of the Origination Trust is to enter into lease contracts with respect to automobiles, sport utility vehicles, light-duty trucks, and other vehicles and to serve as record holder of title to such leased vehicles. Unlike ordinary accounts receivable or lease paper, a motor vehicle can only be transferred if the transferor signs the back of the certificate of title and certifies the odometer reading, and the transferee applies for a new certificate of title in its own name. With the use of an origination or "titling" trust like the Origination Trust, a party may hold a beneficial interest in a lease and the related vehicle (including the related cash flows), but because legal ownership of the vehicle remains with the trust, the vehicle need not be retitled. The Origination Trust was created to avoid the administrative difficulty and expense associated with retitling leased vehicles in a securitization, sale-leaseback, or other financing of automobile and truck leases and the related vehicles. Upon formation, the Origination Trust issued to Hann the undivided trust interest representing the entire beneficial interest in the unallocated assets of the Origination Trust.

Hann purchases vehicles and related leases directly from motor vehicle dealers. The motor vehicle dealers title these vehicles in the name of the Origination Trust at the time of the purchase. Hann initially owns the beneficial interest in all leases and related vehicles. Under the trust agreement for the Origination Trust, Hann may instruct the trustees of the trust: (i) to establish a special unit of beneficial interest in the Origination Trust (commonly referred to as a "SUBI") and (ii) to allocate a separate portfolio of leases and the related vehicles leased under the leases to that SUBI. The SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the assets allocated thereto. Under the terms of the trust agreement and the Delaware Statutory Trust Act, the holder of a SUBI will have no interest in the assets allocated to the undivided trust interest or to any other SUBI, and the holder of the undivided trust interest will have no interest in the assets allocated to any SUBI. Hann creates and transfers beneficial interests in the Origination Trust that represent the rights in pools of leases and related vehicles included in securitization, sale-leaseback, agency, and other transactions.

The beneficial interests in the Origination Trust represented by a SUBI have only been used for securitizations, sale-leasebacks, agency transactions, and as a method of permitting affiliates of Hann to hold the beneficial interest in a pool of leases and related vehicles. There are no other transactions using a SUBI in the Origination Trust.

The leases, for accounting purposes, are treated as direct financing receivables as a result of a residual purchase agreement with Auto Lenders. Although we have not retained residual value risk in the automobile leases and related vehicles, in the event of a breach by Auto Lenders, a QSPE may suffer residual losses, which we expect would decrease the value of the interest-only strips recognized by us.

Summary of Securitization Transactions in Prior Reporting Periods

Home Equity Loans

In September 2006, one of our banking subsidiaries, Susquehanna Bank PA, entered into a term securitization transaction of fixed-rate home mortgage loans and adjustable-rate HELOCs (the "September 2006 transaction"). Some of the loans sold were originated by two of our other banking subsidiaries, Susquehanna Bank and Susquehanna Bank DV, and sold to Susquehanna Bank PA immediately prior to the closing of the securitization. In connection with the September 2006 transaction, Susquehanna Bank PA sold a portfolio of fixed-rate home equity loans with an aggregate principal balance of approximately $238.0 million and a portfolio of adjustable-rate HELOCs with an aggregate principal balance of approximately $111.4 million to a wholly owned special purpose subsidiary (the "Transferor"). In the transaction documents for the September 2006 transaction, Susquehanna Bank PA provides, among other things, representations and warranties with respect to the home equity loans transferred. In the event that any such representations and warranties were materially untrue with respect to any assets when transferred, the affected loans must be repurchased by Susquehanna Bank PA. We provide a guaranty of such repurchase obligation. The Transferor sold the portfolio acquired from Susquehanna Bank PA to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer (other than a non-economic interest representing tax ownership of the securitized fixed-rate home equity loan portfolio) are owned by the Transferor. The Transferor financed the purchase of the portfolio of home equity loans from Susquehanna Bank PA primarily through the issuance by the Issuer of $345.2 million of floating-rate asset-backed notes to third-party investors. In connection with the securitization, Susquehanna retained servicing responsibilities for the loans.

A portion of the HELOCs, which generally accrue interest at a variable rate, include a feature that permits the obligor to "convert" all or a portion of the loan from a variable interest rate to a fixed interest rate. The maximum dollar amount of the portfolio balances sold in the September 2006 transaction that is subject to this conversion feature was $72.0 million at the transaction cut-off date. During the draw period, the obligor may request that Susquehanna establish fixed-rate repayment terms for an amount not to exceed the then outstanding balance under the credit line. Requests must be for amounts which do not exceed the credit limit, and no event of default shall have occurred and be continuing at the time of the request. We complete all required underwriting at the time of origination, and no additional underwriting occurs at the time the obligor exercises the fixed-rate conversion feature. The credit limit will include credit advances under the credit line and outstanding balances under the previously requested fixed-rate repayments. The minimum fixed-rate repayment request is three thousand dollars. The obligor may elect to submit fixed-rate repayment requests at any time during the draw period. The obligor is limited to three fixed-rate repayment schedules at any time. The reason for permitting the conversion feature is to be competitive in our marketplace, as many other financial institutions offer this feature.

In the September 2006 transaction, one class of the Issuer's floating-rate asset-backed notes was backed by variable-rate HELOCs. However, approximately 70.5% of the HELOCs as of the cut-off date for the transaction included a feature that permits the obligor to "convert" all or a portion of the outstanding balance from a variable interest rate to a fixed interest rate. If a significant portion of obligors elected to fix the rate of interest on their mortgage loans, then the Issuer might have insufficient funds to make payments on the floating-rate notes backed by the HELOCs as rates increase beyond the rate of the fixed-rate loans. To mitigate the effect of this remote risk, the external parties involved in structuring the September 2006 Transaction and Susquehanna worked together to formulate a solution acceptable to the parties. The parties determined that the Issuer's ability to make interest payments on the class of floating-rate notes backed by the HELOCs was unlikely to be materially and adversely affected if the Issuer's portfolio of HELOCs included up to 10% fixed-rate loans. After that threshold was exceeded, however, Susquehanna Bank PA would be required to repurchase loans with converted balances in an amount not to exceed 10% of the original principal balance of the HELOCs, which is approximately $11.1 million. Under the transaction agreements, Susquehanna Bank PA is neither required nor permitted to repurchase more than 10% of the original principal balance of the converted loans. However, because up to 50.5% of the HELOCs could be held by the Issuer as fixed-rate loans in excess of the 10% threshold acceptable to the parties, the Issuer entered into an interest rate protection agreement with Susquehanna, structured in accordance with FAS No. 140, paragraph 40, to protect the third-party beneficial interest holders above the 10% threshold. The interest rate protection agreement counterparty is Susquehanna, and the agreement provides the Issuer with an additional source of funds to make payments on the floating-rate notes if the floating rate exceeds the fixed rates of the loans for which the related obligors have exercised their fixed-rate conversion feature.

Based on our historical experience with HELOCs with the conversion feature, we determined that it was highly unlikely that more than 10% of the HELOCs held by the Issuer would be converted by the related obligors from variable-rate to fixed-rate obligations. This conclusion is based in part on our experience with HELOCs that have conversion features, which tend to be converted by obligors from variable rate to fixed rate within the first three-to-six months after origination. The securitized pool, at the time the loans were transferred to the Issuer, was generally seasoned more than six months. Further, we determined that it is highly unlikely that we will have any liability under the interest rate protection agreement provided for in the transaction agreements because we believe that, based upon historical experience and business understanding of obligor behavior, less than 10% of the HELOCs will be converted by the related obligors to fixed-rate loans. The estimated maximum cost and fair value to Susquehanna of complying with the interest rate protection discussed above is considered de minimis.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see Note 21 to the consolidated financial statements entitled "Securitization Activity." The gain recognized in this transaction was $8.2 million. The initial interest-only strips recorded for this transaction were $18.5 million, and the fair value of these interest-only strips at December 31, 2008, was $11.4 million.

In December 2005, one of our banking subsidiaries, Susquehanna Bank PA, entered into a term securitization transaction of HELOCs (the "2005 HELOC transaction"). Some of the loans sold were originated by two of our other banking subsidiaries, Susquehanna Bank and Susquehanna Bank DV, and sold to Susquehanna Bank PA immediately prior to the closing of the securitization. In connection with the 2005 HELOC transaction, Susquehanna Bank PA sold a portfolio of loans with an aggregate total of approximately $239.8 million to a wholly owned special purpose subsidiary (the "Transferor"). In the transaction documents for the 2005 HELOC transaction Susquehanna Bank PA provides, among other things, representations and warranties with respect to the home equity loans transferred. In the event that any such representations and warranties were materially untrue with respect to any assets when transferred, the affected loans must be repurchased by Susquehanna Bank PA. We provide a guaranty of such repurchase obligation. The Transferor sold the portfolio acquired from Susquehanna Bank PA to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned by the Transferor. The Transferor financed the purchase of the portfolio of HELOCs from Susquehanna Bank PA primarily through the issuance by the Issuer of $239.8 million of floating-rate asset-backed notes to third-party investors. In connection with the securitization, Susquehanna retained servicing responsibilities for the loans.

Some of the HELOCs, which generally accrue interest at a variable rate, include a feature that permits the obligor to "convert" all or a portion of the loan from a variable interest rate to a fixed interest rate. Specifically, during the draw period, the obligor may request that Susquehanna establish fixed-rate repayment terms for an amount not to exceed the then outstanding balance under the credit line. Requests must be for amounts which do not exceed the credit limit, and no event of default shall have occurred and be continuing at the time of the request. We complete all required underwriting at the time of origination, and no additional underwriting occurs at the time the obligor exercises the fixed-rate conversion feature. The credit limit will include credit advances under the credit line and outstanding balances under the previously requested fixed-rate repayments. The minimum fixed-rate repayment request is three thousand dollars. The obligor may elect to submit fixed-rate repayment requests at any time during the draw period. The obligor is limited to three fixed-rate repayment schedules at any time. The reason for permitting the conversion feature is to be competitive in our marketplace as many other financial institutions offer this feature, and the maximum dollar amount of the portfolio balances sold which is subject to this conversion feature was $84.7 million at the transaction cut-off date.

Under the transaction documents for the 2005 HELOC transaction, if the aggregate principal balance of loans converted to fixed-rate loans exceeds 10% of the outstanding aggregate principal balance of the portfolio, then Susquehanna Bank PA is required to repurchase converted loans in excess of this 10% threshold until the aggregate principal balance of loans repurchased by Susquehanna Bank PA for this reason is equal to 10% of the original principal balance of the loans. If, after giving effect to any repurchase by Susquehanna Bank PA of loans with converted balances, the aggregate principal balance of fixed-interest-rate loans exceeds 10% of the aggregate principal balance of the portfolio, then an interest rate protection agreement between the Issuer and Susquehanna becomes operative. Under the interest rate protection agreement, the Issuer will be obligated to make fixed payments, which will be based on the fixed rates of the converted mortgage loans, and we will be obligated to make floating payments, which will be based on the indices of the variable-rate mortgage loans. We do not expect to repurchase any converted loans nor enter into any interest rate protection agreements.

In this transaction, the Issuer issued floating-rate asset-backed notes to third-party investors, which were backed by variable-rate HELOCs. However, approximately 35.35% of the loans as of the cut-off date for the transaction included a feature that permits the obligor to "convert" all or a portion of the outstanding balance from a variable interest rate to a fixed interest rate. If a significant portion of obligors elected to fix the rate of interest on their mortgage loans, then the Issuer might have insufficient funds to make payments on the floating-rate notes as rates increase beyond the rate of the fixed-rate loans. To mitigate the effect of this remote risk, the external parties involved in structuring the 2005 HELOC Transaction and Susquehanna worked together to formulate a solution acceptable to the parties. The parties determined that the Issuer's ability to make interest payments on the floating-rate notes was unlikely to be materially and adversely affected if the Issuer's assets included up to 10% fixed-rate loans. After that threshold was exceeded, however, Susquehanna Bank PA would be required to repurchase loans with converted balances in an amount not to exceed 10% of the original principal balance of the HELOCs, which is approximately $24.0 million. Under the transaction agreements, Susquehanna Bank PA is neither required nor permitted to repurchase more than 10% of the original principal balance of the converted loans. However, because up to 15.35% of loans could be held by the Issuer as fixed-rate loans in excess of the 10% threshold acceptable to the parties, the Issuer entered into an interest rate protection agreement with us, structured in accordance with FAS No. 140, paragraph 40, to protect the third-party beneficial interest holders, above the 10% threshold. The interest rate protection agreement counterparty is Susquehanna, and the agreement provides the issuer with an additional source of funds to make payments on the floating-rate notes if the floating-rate exceeds the fixed-rates of the loans for which the related obligors have exercised their fixed-rate conversion feature. Our estimated maximum cost of complying with the interest rate protection is considered de minimis.

Based on our historical experience with HELOCs with the conversion feature, we determined that it was highly unlikely that more than 10% of the HELOCs held by the Issuer would be converted by the related obligors from variable-rate to fixed-rate obligations. This conclusion is based in part on our experience with HELOCs that have conversion features, which tend to be converted by obligors from variable-rate to fixed-rate within the first three-to-six months after origination. The securitized pool, at the time the loans were transferred to the Issuer, was generally seasoned more than six months.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see footnote 21 to the consolidated financial statements entitled "Securitization Activity." The gain recognized in this transaction was $6.6 million. The initial recorded interest-only strips for this transaction were $8.0 million, and the fair value of these interest-only strips at December 31, 2008, was $5.3 million.

Leases

In February 2007, each of our wholly owned commercial and retail banking subsidiaries (each, a "Sponsor Subsidiary") entered into a term securitization transaction (the "2007 transaction"). In connection with the 2007 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE (each QSPE, a "Transferor" and collectively, the "Transferors"). Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $300.4 million in automobile leases and the related vehicles to the Transferors. However, the transaction documents for the 2007 transaction provide, among other things, that any assets that failed to meet the eligibility requirements when transferred by the applicable Sponsor Subsidiary must be repurchased by such Sponsor Subsidiary. Each Transferor sold and contributed the portfolio acquired from the related Sponsor Subsidiary to a newly formed statutory trust (the "Issuer"). The equity interests of the Issuer are owned pro rata by the Transferors (based on the value of the portfolio conveyed by each Transferor to the Issuer). The Transferors financed the purchases of the beneficial interests from the Sponsor Subsidiaries primarily through the issuance by the Issuer of $260.3 million of fixed-rate asset-backed notes to third-party investors. The Issuer also issued an additional $7.8 million of notes, which have been retained pro rata by the Transferors in the same ratio as the Transferors retain the equity interests of the Issuer.

This transaction was accounted for as a sale under FAS No. 140. For additional information concerning the initial valuation of retained interests, please see Note 21 to the consolidated financial statements entitled "Securitization Activity." The gain recognized in this transaction was $2.7 million. The initial interest-only strip recorded for this transaction was $4.0 million, and the fair value of this interest-only strip at December 31, 2008, was $0.9 million.

In March 2006, each of our wholly owned commercial and retail banking subsidiaries (each, a "Sponsor Subsidiary") entered into a term securitization transaction (the "2006 transaction"). In connection with the 2006 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE (each QSPE a "Transferor" and, collectively the "Transferors"). Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $356.1 million in automobile leases and related vehicles to the Transferors. In the third quarter of 2008, Hann, as servicer, issued a clean-up call for this transaction and recorded $31.8 million in lease receivables.

In March 2005, each of our wholly owned commercial and retail banking subsidiaries entered into a term securitization transaction (the "2005 transaction"). In connection with the 2005 transaction, each Sponsor Subsidiary sold and contributed the beneficial interest in a portfolio of automobile leases and related vehicles to a separate wholly owned QSPE. Collectively, the Sponsor Subsidiaries sold and contributed the beneficial interest in $366.8 million in automobile leases and related vehicles to the Transferors. In the first quarter of 2008, Hann, as servicer, issued a clean-up call for this transaction and recorded $32.1 million in lease receivables.

During the third quarter of 2002, Hann entered into a revolving securitization transaction and sold and contributed beneficial interests in automobile leases and related vehicles to a wholly owned QSPE. The QSPE financed the purchases by borrowing funds in an amount up to $250.0 million from a non-related, asset-backed commercial paper issuer (a "lender"). In the third quarter of 2007, Hann, as servicer, issued a clean-up call for this transaction and recorded $22.7 million in lease receivables.

Agency Agreements and Lease Sales

Agency arrangements and lease sales generally occur on economic terms similar to vehicle lease terms and generally result in no accounting gains or losses to Hann and no retention of credit, residual value, or interest rate risk with respect to the sold assets. Agency arrangements involve the origination and servicing by Hann of automobile leases for other financial institutions, and lease sales involve the sale of previously originated leases (with servicing retained) to other financial institutions. Hann generally is entitled to receive all of the administrative fees collected from obligors, a servicing fee, and in the case of agency arrangements, an origination fee per lease. Lease sales are generally accounted for as sales under FAS No. 140.

Sale-Leaseback Transaction

In December 2000, Hann sold and contributed the beneficial interest in $190 million of automobiles and related auto leases owned by the Origination Trust to a wholly owned special purpose subsidiary (the "Lessee"). The Lessee sold such beneficial interests to a lessor (the "Lessor"), and the Lessor in turn leased the beneficial interests in the automobiles and auto leases back to the Lessee under a Master Lease Agreement that had an eight-year term. For accounting purposes, the sale-leaseback transaction between the Lessee and the Lessor was treated as a sale and an operating lease and qualified as a sale and leaseback under FAS No. 13.

During the third quarter of 2006, we notified the Lessor of our intention to exercise the early buyout option, and the transaction was terminated January 12, 2007. The early buyout option price was $93.7 million and was comprised of $78.4 million of beneficial interests in automobile leases and related vehicles and payment of $15.3 million in cash, which had been recognized in other operating expense in prior years. A significant portion of the automobile leases and related vehicles that Hann acquired in conjunction with the early buyout option was sold to our banking subsidiaries and included in the vehicle lease securitization transaction that closed February 14, 2007.

Servicing Fees under the Securitization Transactions, Agency Agreements, and Lease Sales

In accordance with FAS No. 156, "Accounting for Servicing of Financial Assets," a servicing asset or servicing liability is recognized each time Susquehanna undertakes an obligation to service a financial asset by entering into a servicing contract in a transfer of financial assets that meets the requirements for sale accounting.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Overall, however, Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolio and to manage capital, and not primarily to maximize its ongoing servicing fee revenue.

Leases

The servicing fees paid to Hann under the lease securitization transactions, agency agreements, and lease sales approximate current market value and are set by contract at the time of sale. Hann has not recorded servicing assets or liabilities with regard to those transactions because its expected servicing costs are approximately equal to its expected servicing income. Based upon Susquehanna's on-going experience with vehicle-lease sales, this rate has been, and continues to be, the prevailing market rate when compared to similar transactions. However, if these circumstances were to change, Susquehanna would adjust its evaluation as to whether a servicing asset or liability should be recorded. In addition, if servicing costs were to exceed servicing income, Hann would record the present value of that liability as an expense.

Home Equity Loans

The parent company acts as servicer for securitized home equity loans and has recorded servicing assets based on the present value of estimated future net servicing income. The initial carrying values of retained interests, including servicing rights, were determined by allocating the carrying value among the assets sold and retained based on their relative fair values. At December 31, 2008, these servicing assets totaled $1,357 and were reported in other assets. In accordance with FAS No. 156, Susquehanna's servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Furthermore, Susquehanna assesses servicing assets for impairment or increased obligation based on fair value at each reporting date.

Susquehanna considers its servicing assets to be immaterial items and therefore has not applied the disclosure provisions of FAS No. 156.

Recently Adopted Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board issued **FASB Staff Position FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities."** FASB Staff Position FAS 140-4 and FIN 46(R)-8 amends FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about the transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. This FSP was effective for the first reporting period ending after December 15, 2008. See Note 21 for the disclosures required by this FSP.

In October 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active."** FSP No. FAS 157-3 clarifies the application of FAS No. 157, "Fair Value Measurements," in a market that is not active and was effective upon issuance. Adoption of this FSP has had no material impact on results of operations and financial condition.

In September 2008, the Financial Account Standards Board issued **FASB Staff Position FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161."** This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. It amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to require additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP than amend FAS No. 133 and Fin 45 are effective for reporting periods (annual or interim) that ended after November 15, 2008. Finally, the FSP clarifies that the disclosures required by FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," should be provided for any reporting period (annual or interim) beginning after November 5, 2008. This clarification was effective upon issuance of the FSP. Adoption of this FSP has had no material impact on results of operations and financial condition.

In May 2008, the Financial Accounting Standards Board issued **Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles."** Statement No. 162 improves financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. Statement No. 162 was effective in November 2008. Adoption of this Statement has had no material impact on results of operations and financial condition.

In March 2008, the Financial Accounting Standards Board issued **Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities."** Statement No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires disclosure of derivative features that are credit risk-related and cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Statement No. 161 is effective for financial statements issued for fiscal year and interim periods beginning after November 15, 2008, with early application encouraged. See Note 22 to the consolidated financial statements for the disclosures required by this Statement.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements** That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." FSP No. FAS 157-1 amends Statement No. 157, "Fair Value Measurements," to exclude Statement No. 13, "Accounting for Leases," and other pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under Statement No. 141, "Business Combinations," or Statement No. 141(R), "Business Combinations," regardless of whether those assets and liabilities are related to leases. Adoption of this FSP has had no material impact on results of operations and financial condition.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157."** FSP No. FAS 157-2 delays the effective date of FAS No. 157, "Fair Value Measurements," for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. This FSP was effective upon issuance. Adoption of this FSP has had no material impact on results of operations and financial condition.

In February 2007, the Financial Accounting Standards Board issued **Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."** Statement No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Statement No. 159 was effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Adoption of this Statement has had no material impact on results of operations and financial condition. Since the adoption date, Susquehanna has made no elections to use fair value as an alternative measurement for selected financial assets and liabilities not previously carried at fair value.

In September 2006, the Financial Accounting Standards Board issued **Statement No. 157, "Fair Value Measurements."** Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. While Statement No. 157 does not require any new fair value measurements, the application of this Statement will change current practice for some entities. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. See Note 23 to the consolidated financial statements for the disclosures required by this Statement. Adoption of this Statement has had no material impact on results of operation and financial condition.

In December 2007, The Securities and Exchange Commission issued **Staff Accounting Bulletin 110**. SAB 110 allows companies to continue using the simplified method of estimating the expected-term assumption for "plain vanilla" stock options in certain circumstances. Susquehanna uses historical employee exercise patterns to provide a reasonable basis for estimating its expected-term assumption; and therefore, this SAB has no impact on its results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board reached a consensus on **Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."** Issue 06-4 requires an employer to recognize a liability for future benefits in accordance with FAS No. 106, if, in substance, a postretirement benefit plan exists. The consensus on this Issue was effective for fiscal years beginning after December 15, 2007. Entities were to recognize the effects of applying the consensus in this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. Susquehanna is a party to split-dollar life insurance arrangements and has elected to recognize the effects of applying this consensus through a cumulative-effect adjustment to retained earnings of $2,488.

In September 2006, the Financial Accounting Standards Board issued **Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."** Statement No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the fiscal year ending after December 15, 2006. For information regarding the impact of FAS No. 158 on Susquehanna's financial position, see Note 17 to the consolidated financial statements. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of position was effective for fiscal years ending after December 15, 2008. Susquehanna has measured plan assets and benefit obligations as of the end of its fiscal year.

Recently Issued Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board issued **FASB Staff Position FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-based Payment Transactions are Participating Securities."** FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. Susquehanna has granted share-based payment awards that contain nonforfeitable rights to dividends; however, Susquehanna has determined that their effect on the computation of EPS is immaterial.

In April 2008, the Financial Accounting Standards Board issued **FASB Staff Position FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets."** FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets." FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Susquehanna is evaluating the impact of FSP No. FAS 142-3.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions."** FSP No. FAS 140-3 provides guidance on a repurchase financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP No. FAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Earlier application is not permitted. Susquehanna is evaluating the impact of this FSP.

In December 2007, the Financial Accounting Standards Board issued **Statement No. 141(R), "Business Combinations."** Statement No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement No. 141(R) is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 141(R).

In December 2007, the Financial Accounting Standards Board issued **Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements."** Statement No. 160 requires that a reporting entity provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 160.

Summary of 2007 Compared to 2006

Results of Operations

Net income for the year ended December 31, 2007, was $69.1 million, a decrease of $14.5 million, or 17.4%, over net income of $83.6 million in 2006. Net interest income increased 7.5%, to $275.9 million for 2007, from $256.8 million in 2006. Noninterest income decreased 11.5%, to $120.7 million for 2007, from $136.3 million in 2006, and noninterest expenses increased 5.4%, to $277.0 million for 2007, from $262.8 million for 2006.

Additional information is as follows:

	Twelve Months Ended December 31,	
	2007	2006
Diluted Earnings per Share	$ 1.23	$ 1.66
Return on Average Assets	0.78%	1.05%
Return on Average Equity	6.66%	9.56%
Return on Average Tangible Equity(1)	11.56%	15.42%
Efficiency Ratio	69.10%	66.43%
Net Interest Margin	3.67%	3.77%

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2007	2006
Return on average equity (GAAP basis)	6.66%	9.56%
Effect of excluding average intangible assets and related amortization	4.90%	5.86%
Return on average tangible equity	11.56%	15.42%

Net Interest Income — Taxable Equivalent Basis

Net interest income increased to $275.9 million in 2007, as compared to $256.8 million in 2006. Net interest income as a percentage of net interest income plus other income was 70% for the twelve months ended December 31, 2007, 65% for the twelve months ended December 31, 2006, and 66% for the twelve months ended December 31, 2005.

The $20.8 million increase in our net interest income in 2007, as compared to 2006, was primarily the result of increased volume in interest-earning assets (most notably in loans and leases), partially attributable to the Community acquisition. Our net interest margin, however, declined 10 basis points, from 3.77% for the year ended December 31, 2006, to 3.67% for the year ended December 31, 2007. This decrease in net interest margin was primarily due to a 25 basis point increase in rates paid on average interest-bearing liabilities and an $11.4 million decrease in average noninterest-bearing demand deposits. The 25 basis point increase in rates paid on average interest-bearing liabilities was partially offset by a 19 basis point increase in yields on average interest-earning assets.

Provision and Allowance for Loan and Lease Losses

The allowance for loan and lease losses at December 31, 2007 was 1.01% of period-end loans and leases, or $88.6 million, and 1.13% of period-end loans and leases, or $62.6 million, at December 31, 2006.

Interest income received on impaired commercial loans in 2007 and 2006, was $0.07 million and $0.16 million, respectively. Interest income that would have been recorded on these loans under the original terms was $1.8 million and $1.6 million for 2007 and 2006, respectively. At December 31, 2007, we had no binding outstanding commitments to advance additional funds with respect to these impaired loans.

Net charge-offs, as a percentage of average loans and leases for the year ended December 31, 2007, were 0.25%, compared to 0.10% for 2006. The charge-off ratio for 2007 is within historical norms of 15 to 25 basis points.

At December 31, 2007, non-performing assets totaled $71.3 million and included $11.9 million in other real estate acquired through foreclosure and $2.6 million in restructured loans. At December 31, 2006, non-performing assets totaled $37.2 million, and included $1.5 million in other real estate acquired through foreclosure and $5.4 million in restructured loans. The increase in non-performing assets primarily is the result of $26.4 million in nonaccrual loans and $3.4 million in other real estate acquired through foreclosure that we acquired in the Community transaction.

The allowance for loan and lease losses as a percentage of non-performing loans and leases (coverage ratio) decreased to 149% at December 31, 2007, from 175% at December 31, 2006. However, when the $7.4 million valuation allowance discussed above is added to the allowance for loan and lease losses at December 31, 2007, the coverage ratio becomes 162%.

Loans with principal and/or interest delinquent 90 days or more and still accruing interest totaled $12.2 million at December 31, 2007, an increase of $2.8 million, from $9.4 million at December 31, 2006.

Potential problem loans totaled $133.8 million at December 31, 2007, and $56.5 million at December 31, 2006. The increase of $77.3 million was attributed to $46.8 million in potential problem loans acquired in the Community transaction and migrations to our internally monitored loan list that occur in the normal course of business.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income, was 30%, 35%, and 34% for 2007, 2006, and 2005, respectively.

Noninterest income decreased $15.7 million, or 11.5%, in 2007, over 2006. This net decrease primarily was composed of the following:

- Increased *service charges on deposit accounts* of $5.0 million;
- Decreased *vehicle origination, servicing, and securitization fees* of $4.2 million;

- Increased *wealth management fee income* (includes *asset management fees, income from fiduciary-related activities,* and *commissions on brokerage, life insurance, and annuity sales)* of $3.1 million;
- Decreased *gains on sales of loans and leases* of $8.4 million;
- Increased *losses on securities* of $10.9 million;
- Decreased *gains on the sales of bank branches* of $4.2 million; and
- Increased *other income* of $2.4 million.

Service charges on deposit accounts. The 18.8% increase was the result of improvements initiated in the second quarter of 2006 relating to the processing of customer overdrafts; the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 (Minotola was acquired on April 21, 2006); and the inclusion of Community operations since November 16, 2007.

Vehicle origination, servicing, and securitization fees. The 22.7% decrease was the result of a decrease in vehicle lease originations and managed balances due to significant competition from captive finance companies.

Wealth management fee income. The 10.9% increase was attributed to an increase in assets under management and administration, from $5.1 billion at December 31, 2006 to $6.0 billion at December 31, 2007.

Gains on sale of loans and leases. In 2006, we recognized gains totaling $10.2 million on the sales of loans and leases in two securitization transactions. During 2007, we completed only one securitization transaction in which we recognized a gain of $2.7 million.

Net realized losses on securities. The increase was a direct result of our investment portfolio restructuring that occurred in June 2007. The restructuring involved the sale of $233.0 million in available-for-sale securities, or approximately 16.0% of our total investment portfolio.

Other income. The 12.4% increase primarily was the result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 (Minotola was acquired on April 21, 2006), and the inclusion of Community operations since November 16, 2007.

Noninterest Expenses

Noninterest expenses increased $14.1 million, or 5.4%, in 2007, over 2006. This net increase primarily was composed of the following:

- Increased *salaries and employee benefits* of $16.0 million;
- Increased *occupancy* and *furniture and equipment* expense of $4.7 million;
- Increased *amortization of intangible assets* of $1.3 million;
- Decreased *vehicle lease disposal* expense of $1.6 million; and
- Decreased *other expenses* of $6.9 million.

Salaries and employee benefits. Salaries and employee benefits increased by 12.5% in 2007. This increase was primarily the result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006, the inclusion of Community operations since November 16, 2007, normal annual salary increases, and higher benefit costs.

Occupancy and furniture and equipment. The 14.8% increase was attributable to the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006 and the inclusion of Community operations since November 16, 2007.

Amortization of intangible assets. The 58.0% increase was the result of the amortization of intangibles with finite lives that were recognized in the Minotola, Community and Widmann Siff acquisitions.

Vehicle lease disposal. The 11.0% decrease primarily was the result of lower residual guarantee expense.

Other expense. The 9.1% net decrease primarily was due to the elimination of monthly rental expense as a result of the termination of the sale-leaseback transaction on January 12, 2007. This decrease was partially offset by increases in most other expense categories as a result of the inclusion of Minotola operations for the entire twelve months of 2007, as opposed to approximately eight months in 2006, and the inclusion of Community operations since November 16, 2007.

Income Taxes

Our effective tax rates for 2007 and 2006 were 29.3% and 31.2%, respectively.

The decrease in our effective tax rate for 2007 was the result of an increase in the percentage of tax-advantaged income relative to total income in 2007 compared to the percentage of tax-advantaged income relative to total income in 2006.

Financial Condition

Total assets at December 31, 2007, were $13.1 billion, an increase of 59.0%, as compared to total assets of $8.2 billion at December 31, 2006. The fair value of assets acquired in the Community transaction was $4.3 billion. Loans and leases, increased to $8.8 billion at December 31, 2007, from $5.6 billion at December 31, 2006. The fair value of loans and leases acquired in the Community transaction was $2.6 billion. Total deposits increased to $8.9 billion in 2007, from $5.9 billion during the same time period in 2006. The fair value of deposits assumed in the Community transaction was $2.8 billion. Equity capital was $1.7 billion at December 31, 2007, or $20.12 per share, compared to $936.3 million, or $17.98 per share, at December 31, 2006.

Investment Securities

As a result of changes in the interest-rate environment and the portfolio restructurings discussed in the following paragraphs, our total equity was positively impacted by $17.6 million. Unrealized losses, net of taxes, on available-for-sale securities totaled $12.2 million at December 31, 2006, and unrealized gains, net of taxes, on available-for-sale securities totaled $5.4 million at December 31, 2007.

Investment securities available for sale increased $661.7 million, from December 31, 2006, to December 31, 2007. The fair value of securities acquired in the Community transaction was $664.5 million.

During May and June of 2007, while planning for the Community acquisition and the resulting growth and composition of the investment portfolio, our management performed a comprehensive review of our available-for-sale investments. Management determined that for administrative and operational purposes, small remaining portions in mortgage-backed securities ("odd lots," or securities with remaining par amounts of less than $2.0 million) should be sold. These odd lots, totaling $182.0 million, resulted from previous mergers and bank mergers and from principal amortization over time. Additionally, we determined that all collateralized mortgage obligations, regardless of the remaining par amount, with an aggregate total of $51.0 million should be sold. Many of these mortgage obligations were acquired in the historic low-interest-rate environment of 2002 through 2004.

The restructuring involved the sale of approximately 16.0% of our available-for-sale investment portfolio, and resulted in a pre-tax charge of approximately $11.8 million in June 2007. There was minimal impact on shareholders' equity, as the decline in value of the investments had been reflected previously in accumulated other comprehensive income.

The proceeds from the sales of these securities were reinvested in a diversified mix of Federal Agency bullet debentures and commercial and residential mortgage-backed securities with higher yields, longer duration, and positive convexity attributes. The sold securities had a weighted-average yield of 3.76%, while the proceeds were reinvested in securities with an expected yield of 5.75%.

In December 2006, we recognized an other-than-temporary impairment of $1.0 million, related to our Corporate Investment Committee's decision to implement a modest restructuring program of our Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $79.0 million and unrealized losses of $1.0 million at December 31, 2006.

Unrealized losses recorded for U.S. Government agencies and mortgage-backed securities were attributable to changes in interest rates. Unrealized losses in other debt securities were attributable to market factors other than interest rates and credit risk.

At December 31, 2007, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded ten percent of shareholders' equity. Furthermore, at December 31, 2007 and December 31, 2006, our holdings of investment securities that were rated below investment grade were insignificant.

Loans and Leases

Loans and leases increased $3.2 billion, from December 31, 2006 to December 31, 2007. The fair value of loans and leases acquired in the Community transaction was $2.6 billion. The additional increase was due to internal growth that was accomplished through our sales and marketing efforts and the fact that loan demand was still solid in our market area.

In January 2007, we exercised an early buyout option associated with Hann's sale-leaseback transaction. As a result, Hann acquired approximately $78.4 million of beneficial interests in automobile leases and related vehicles. A significant portion of these automobile leases and related vehicles was sold to our banking subsidiaries and subsequently included in the February 2007 $300.4 million vehicle lease securitization transaction.

In September 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold fixed-rate home mortgage loans and variable-rate home equity lines of credit ("HELOCs") with an aggregate total of $351.2 million. In March 2006, our banking subsidiaries entered into a term securitization transaction in which they collectively sold and contributed beneficial interests in a portfolio of automobile leases and related vehicles with an aggregate total of $356.1 million.

Our bank subsidiaries have historically reported a significant amount of loans secured by real estate. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-end home equity loans totaled $255.8 million at December 31, 2007, and an additional $405.2 million was lent against junior liens on residential properties at December 31, 2007. Senior liens on 1-4 family residential properties totaled $1.3 billion at December 31, 2007, and much of the $2.5 billion in loans secured by non-farm, non-residential properties represented collateralization of operating lines of credit, or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $165.7 million, while loans secured by multi-family residential properties totaled $175.3 million at December 31, 2007.

Substantially all of our loans and leases were to enterprises and individuals in our market area. There was no concentration of loans to borrowers in any one industry, or related industries, which exceeded 10% of total loans.

Goodwill and Other Identifiable Intangible Assets

Goodwill recognized in the Community acquisition in 2007 was $606.1 million, and intangibles with finite lives totaled $40.3 million.

Goodwill recognized in the Minotola acquisition was $91.2 million, and an intangible with a finite life was $10.1 million.

Investment in and Receivables from Unconsolidated Entities

Concurrent with the lease securitization transaction in February 2007, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $47.9 million, representing notes and equity certificates of the issuer. In addition, in the third quarter of 2007, Hann, as servicer, issued a clean-up call relating to the 2002 securitization. As a result, Hann recorded $33.4 million in lease receivables, thereby reducing investment in and receivables from unconsolidated entities.

Concurrent with the lease securitization transaction in March 2006, our banking subsidiaries recorded investments in and receivables from unconsolidated entities of $53.3 million, representing notes and equity certificates of the issuer. In addition, in the third quarter of 2006, Hann, as servicer, issued a clean-up call relating to the 2003 securitization. As a result, Hann received $2.3 million in cash and recorded $12.3 million in lease receivables, thereby reducing investment in and receivables from unconsolidated entities.

Deposits

Total deposits increased $3.1 billion, or 52.2%, from December 31, 2006, to December 31, 2007. The fair value of deposit liabilities assumed in the Community acquisition totaled $2.8 billion.

Deposit growth of 2.4% for 2007, excluding the impact of the Community acquisition, fell short of our expectations due to intense competition within our marketplace to attract new deposits.

Short-term Borrowings

Short-term borrowings, which included securities sold under repurchase agreements, federal funds purchased, and Treasury tax and loan notes, increased by $166.4 million, or 41.4%, from December 31, 2006, to December 31, 2007. The fair value of short-term borrowings assumed in the Community transaction was $102.4 million.

Federal Home Loan Bank Borrowings and Long-term Debt

Federal Home Loan Bank borrowings increased $617.1 million from December 31, 2006 to December 31, 2007. The fair value of FHLB borrowings assumed in the Community transaction was $402.7 million. This increase was due to the fact that the increase in total deposits had been insufficient to support the growth in our loan and lease portfolio.

Junior subordinated debentures increased $194.4 million, from December 31, 2006, to December 31, 2007. The fair value of junior subordinated debentures assumed in the Community transactions was $69.7 million. In addition, on December 12, 2007, we issued $125.0 million of retail hybrid trust preferred notes through a newly formed Delaware statutory trust, Susquehanna Capital I. The only assets of the issuer are Capital Efficient Notes issued by us. The notes mature in December 2057, are redeemable at our option beginning after five years, and bear interest initially at a rate of 9.375% per annum through the interest payment date in December 2037 and, after the interest payment date in December 2037, at a rate per annum equal to the three-month LIBOR plus 5.455%. The proceeds from the sale of the CENts were used to replenish cash reserves used to pay for the cash portion of the Community acquisition and for general corporate purposes.

Capital Adequacy

We, and each of our bank subsidiaries, had leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity was considered "well capitalized" under regulatory guidelines.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion concerning the effects of liquidity risk and interest rate risk on us is set forth under *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risks"* in Item 7 hereof under the section entitled "Market Risk."

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of Susquehanna are submitted herewith:

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

Year ended December 31,	2008	2007
	(in thousands, except share data)	
Assets		
Cash and due from banks	**$ 237,701**	$ 326,965
Unrestricted short-term investments	**119,146**	143,042
Cash and cash equivalents	**356,847**	470,007
Restricted short-term investments	**214**	242
Securities available for sale	**1,870,746**	2,059,160
Securities held to maturity (fair values approximate **$9,145** and $4,792)	**9,145**	4,792
Loans and leases, net of unearned income	**9,653,873**	8,751,590
Less: Allowance for loan and lease losses	**113,749**	88,569
Net loans and leases	**9,540,124**	8,663,021
Premises and equipment, net	**173,269**	179,740
Foreclosed assets	**10,313**	11,927
Accrued income receivable	**40,486**	46,765
Bank-owned life insurance	**353,771**	344,578
Goodwill	**1,017,551**	945,081
Intangible assets with finite lives	**54,044**	58,274
Investment in and receivables from unconsolidated entities	**36,767**	123,586
Other assets	**219,711**	170,821
Total Assets	**$13,682,988**	$13,077,994
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	**$ 1,201,416**	$ 1,292,791
Interest-bearing	**7,865,077**	7,652,328
Total deposits	**9,066,493**	8,945,119
Short-term borrowings	**910,219**	568,412
Federal Home Loan Bank borrowings	**1,069,784**	1,145,759
Long-term debt	**176,284**	150,303
Junior subordinated debentures	**271,798**	266,682
Accrued interest, taxes, and expenses payable	**55,126**	60,869
Deferred taxes	**87,695**	136,076
Other liabilities	**99,671**	75,760
Total liabilities	**11,737,070**	11,348,980
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity:		
Preferred stock, $1,000 liquidation value, 5,000,000 shares authorized; Issued: **300,000 at December 31, 2008** and 0 at December 31, 2007	**290,700**	0
Common stock, $2.00 par value, 200,000,000 shares authorized; Issued: **86,174,285 at December 31, 2008** and 85,935,315 at December 31, 2007	**172,349**	171,810
Additional paid-in capital	**1,055,255**	1,038,894
Retained earnings	**512,924**	522,268
Accumulated other comprehensive loss, net of taxes of **$45,936** and $2,131	**(85,310)**	(3,958)
Total shareholders' equity	**1,945,918**	1,729,014
Total Liabilities and Shareholders' Equity	**$13,682,988**	$13,077,994

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31,	2008	2007	2006
	(in thousands, except per share data)		
Interest Income:			
Loans and leases, including fees	**$590,414**	$444,690	$404,814
Securities:			
Taxable	**86,289**	69,265	49,810
Tax-exempt	**12,714**	2,848	845
Dividends	**5,242**	4,572	3,653
Short-term investments	**2,411**	4,782	3,669
Total interest income	**697,070**	526,157	462,791
Interest Expense:			
Deposits:			
Interest-bearing demand	**33,667**	61,572	51,424
Savings	**4,848**	4,278	4,960
Time	**167,431**	124,673	99,195
Short-term borrowings	**10,796**	17,464	13,495
Federal Home Loan Bank borrowings	**50,944**	27,600	24,788
Long-term debt	**31,082**	14,667	12,159
Total interest expense	**298,768**	250,254	206,021
Net interest income	**398,302**	275,903	256,770
Provision for loan and lease losses	**63,831**	21,844	8,680
Net interest income, after provision for loan and lease losses	**334,471**	254,059	248,090
Noninterest Income:			
Service charges on deposit accounts	**46,294**	31,413	26,446
Vehicle origination, servicing, and securitization fees	**9,808**	14,323	18,524
Asset management fees	**25,552**	19,843	18,439
Income from fiduciary-related activities	**8,285**	7,479	6,160
Commissions on brokerage, life insurance, and annuity sales	**6,764**	4,767	4,350
Commissions on property and casualty insurance sales	**12,684**	12,751	12,660
Income from bank-owned life insurance	**12,900**	11,405	10,000
Net gain on sale of loans and leases	**6,510**	8,427	16,816
Net gain on sale of bank branches	**0**	0	4,189
Net realized loss on securities	**(17,314)**	(11,857)	(949)
Other	**30,826**	22,108	19,678
Total noninterest income	**142,309**	120,659	136,313
Noninterest Expenses:			
Salaries and employee benefits	**188,855**	144,508	128,465
Occupancy	**35,949**	24,371	20,905
Furniture and equipment	**16,212**	12,181	10,948
Advertising and marketing	**12,356**	10,216	9,627
Amortization of intangible assets	**11,062**	3,525	2,231
Vehicle lease disposal	**12,576**	12,651	14,220
Other	**90,191**	69,503	76,440
Total noninterest expenses	**367,201**	276,955	262,836
Income before income taxes	**109,579**	97,763	121,567
Provision for income taxes	**26,973**	28,670	37,929
Net Income	**82,606**	**69,093**	**83,638**
Accumulated preferred stock dividends	**792**	0	0
Net Income Available to Common Shareholders	**$ 81,814**	**$ 69,093**	**$ 83,638**
Earnings per common share:			
Basic	**$ 0.95**	$ 1.23	$ 1.66
Diluted	**$ 0.95**	$ 1.23	$ 1.66
Cash dividends per common share	**$ 1.04**	$ 1.01	$ 0.97
Average common shares outstanding:			
Basic	**85,987**	56,297	50,340
Diluted	**86,037**	56,366	50,507

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31,	2008	2007	2006
		(in thousands)	
Cash Flows from Operating Activities:			
Net income	**$ 82,606**	$ 69,093	$ 83,638
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion	**27,428**	17,177	15,919
Provision for loan and lease losses	**63,831**	21,844	8,680
Realized loss on available-for-sale securities, net	**17,314**	11,857	949
Deferred income taxes	**(4,577)**	1,070	21,955
Gain on sale of loans and leases	**(6,510)**	(8,427)	(16,816)
Gain on sale of foreclosed assets	**(425)**	(196)	(176)
Mortgage loans originated for sale	**(182,698)**	(102,507)	(94,640)
Proceeds from sale of mortgage loans originated for sale	**173,782**	105,478	96,526
Loans and leases originated/acquired for sale, net of payments received	**(118,370)**	(391,975)	(296,211)
Payments received on leases transferred from held for sale to held for investment	**56,732**	0	0
Net proceeds from sale of loans and leases originated/acquired for sale	**0**	252,493	339,420
Increase in cash surrender value of bank-owned life insurance	**(12,203)**	(11,630)	(10,000)
Net gain on sale of branch offices	**0**	0	(4,189)
Contribution to defined benefit pension plan	**(15,000)**	0	(3,000)
Decrease (increase) in accrued interest receivable	**6,279**	(440)	(4,620)
(Decrease) increase in accrued interest payable	**(5,697)**	3,721	3,138
Decrease in accrued expenses and taxes payable	**(46)**	(3,240)	(2,820)
Other, net	**(50,172)**	(28,190)	(31,828)
Net cash (used in) provided by operating activities	**32,274**	(63,872)	105,925
Cash Flows from Investing Activities:			
Net decrease (increase) in restricted short-term investments	**28**	33,291	(7,197)
Activity in available-for-sale securities:			
Sales	**60,279**	436,716	151,184
Maturities, repayments, and calls	**610,808**	485,730	215,859
Purchases	**(603,998)**	(903,203)	(542,914)
Net proceeds from sale of loans and leases in banks' portfolios	**0**	0	312,870
Net increase in loans and leases	**(808,544)**	(503,114)	(253,962)
Cash flows received from retained interests	**32,736**	37,715	25,806
Proceeds from bank-owned life insurance	**3,010**	4,471	2,891
Proceeds from sale of foreclosed assets	**10,626**	4,370	3,997
Acquisitions, net of subsequent divestitures	**(68,146)**	114,749	(15,379)
Additions to premises and equipment, net	**(10,155)**	(19,356)	(12,718)
Net cash used in investing activities	**(773,356)**	(308,631)	(119,563)
Cash Flows from Financing Activities:			
Net increase in deposits	**121,374**	238,605	76,364
Sale of branch deposits, net of premium received	**0**	0	(28,900)
Net increase in short-term borrowings	**341,807**	64,067	94,441
Net (decrease) increase in short-term FHLB borrowings	**(50,000)**	50,000	(15,000)
Proceeds from long-term FHLB borrowings	**220,000**	400,000	106,035
Repayment of long-term FHLB borrowings	**(245,975)**	(248,974)	(231,013)
Proceeds from issuance of long-term debt	**25,000**	0	0
Repayment of long-term debt	**(19)**	(11)	(7)
Proceeds from issuance of junior subordinated debentures	**0**	121,062	50,000
Proceeds from issuance of preferred stock	**299,885**	0	0
Proceeds from issuance of common stock	**5,141**	4,512	9,155
Tax benefit from exercise of stock options	**171**	154	906
Cash dividends paid	**(89,462)**	(52,686)	(49,067)
Net cash provided by financing activities	**627,922**	576,729	12,914
Net change in cash and cash equivalents	**(113,160)**	204,226	(724)
Cash and cash equivalents at January 1	**470,007**	265,781	266,505
Cash and cash equivalents at December 31	**$ 356,847**	$ 470,007	$ 265,781
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest on deposits and borrowings	**$ 304,465**	$ 239,953	$ 202,883
Income tax payments	**$ 40,250**	$ 31,452	$ 20,406
Supplemental Schedule of Noncash Activities			
Real estate acquired in settlement of loans	**$ 9,981**	$ 14,057	$ 2,721
Interests retained in securitizations	**$ 0**	$ 47,921	$ 54,970
Securities purchased, not settled	**$ 0**	$ 0	$ 10,113
Leases acquired in clean-up calls	**$ 63,913**	$ 22,682	$ 12,284
Leases transferred from held for sale to held for investment	**$ 238,351**	$ 0	$ 0
Acquisitions:			
		Community	**Minotola**
Common stock issued		**$ 756,037**	$ 115,149
Fair value of assets acquired (noncash)		**$4,070,693**	$ 653,339
Fair value of liabilities assumed		**$3,432,519**	$ 522,811

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2008, 2007, and 2006	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands, except share data)				
Balance, January 1, 2006	$ 0	46,853,193	$ 93,706	$ 231,085	$471,290	($ 15,611)	$ 780,470
Comprehensive income:							
Net income					83,638		83,638
Change in unrealized loss on securities available for sale, net of taxes of $2,874 and reclassification adjustment of $617						5,337	5,337
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $633						1,232	1,232
Change in unrealized gain on cash flow hedges, net of taxes of $940						(1,161)	(1,161)
Total comprehensive income							89,046
Common stock issued in acquisition		4,797,870	9,596	105,553			115,149
Common stock issued under employee benefit plans (including related tax benefit of $906)		429,356	859	9,202			10,061
Cash dividends declared ($0.97 per share)					(49,067)		(49,067)
Adjustment to initially apply FAS No. 158, net of taxes of $(5,047)						(9,373)	(9,373)
Balance, December 31, 2006	0	52,080,419	104,161	345,840	505,861	(19,576)	936,286
Comprehensive income:							
Net income					69,093		69,093
Change in unrealized loss on securities available for sale, net of taxes of $9,475 and reclassification adjustment of $7,707						17,708	17,708
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $195						363	363
Change in unrealized gain on cash flow hedges, net of taxes of $1,440 and reclassification adjustment of $202						(2,675)	(2,675)
Net postretirement benefit loss arising during the year, net of taxes of $(52)						(96)	(96)
Reclassification of postretirement benefit costs recognized in net income, net of taxes of $171						318	318
Total comprehensive income							84,711
Common stock issued in acquisition		33,685,947	67,372	688,665			756,037
Common stock issued under employee benefit plans (including related tax benefit of $154)		168,949	277	4,389			4,666
Cash dividends declared ($1.01 per share)					(52,686)		(52,686)
Balance, December 31, 2007	0	85,935,315	171,810	1,038,894	522,268	(3,958)	1,729,014
Cumulative-effect adjustment relating to adoption of EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements"					(2,488)		(2,488)
Comprehensive income:							
Net income					82,606		82,606
Change in unrealized loss on securities available for sale, net of taxes of $37,288 and reclassification adjustment of $11,254						(69,250)	(69,250)
Change in unrealized gain on recorded interests in securitized assets, net of taxes of $1,347						2,502	2,502
Change in unrealized gain on cash flow hedges, net of taxes of $821 and reclassification adjustments of $2,031						1,524	1,524
Net postretirement benefit loss arising during the year, net of taxes of $8,964						(16,648)	(16,648)
Reclassification of postretirement benefit costs recognized in net income, net of taxes of $281						520	520
Total comprehensive income							1,254
Preferred stock issued, net of issuance costs	290,700			9,185			299,885
Common stock issued under employee benefit plans (including related tax benefit of $171)		238,970	539	4,773			5,312
Adjustments relating to the Community acquisition				2,403			2,403
Cash dividends declared ($1.04 per share)					(89,462)		(89,462)
Balance, December 31, 2008	$290,700	86,174,285	$172,349	$1,055,255	$512,924	($ 85,310)	$1,945,918

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2007, and 2006
(Amounts in thousands, except as noted and per share data)

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Susquehanna Bancshares, Inc. and subsidiaries (collectively "Susquehanna") conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The more significant policies follow:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Susquehanna Bank and subsidiaries, Valley Forge Asset Management Corp. and subsidiaries ("VFAM"), The Addis Group, LLC ("Addis"), and Stratton Management Company, LLC ("Stratton") as of and for the years ended December 31, 2008, 2007, and 2006. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications. Certain prior year amounts have been reclassified to conform with current period classifications. The reclassifications had no effect on gross revenues, gross expenses, net income, or the net change in cash and cash equivalents and are not material to previously issued financial statements.

Nature of Operations. Susquehanna is a financial holding company that operates a commercial bank with 236 branches and non-bank subsidiaries that provide leasing; trust and related services; consumer vehicle financing; investment advisory, asset management, and brokerage services; and property and casualty insurance brokerage services. Susquehanna's primary source of revenue is derived from loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses and recorded interests in securitized assets.

Significant Concentrations of Credit Risk. Substantially all of Susquehanna's loans and leases are to enterprises and individuals in its market area. There is no concentration of loans to borrowers in any one industry, or related industries, that exceeds 10% of total loans.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash, balances due from banks, and unrestricted short-term investments. Unrestricted short-term investments consist of interest-bearing deposits in other banks, federal funds sold, commercial paper, and money market funds with an original maturity of three months or less.

Securities Sold Under Agreements to Repurchase. Securities sold under agreements to repurchase are treated as debt and are reflected as a liability in the consolidated statements of financial condition. The fair value of securities pledged to secure the repurchase agreements remains in the securities portfolio.

Securities. Susquehanna classifies debt and equity securities as either held to maturity or available for sale. Susquehanna does not have any securities classified as trading at December 31, 2008 or 2007. Investments for which management has the intent, and Susquehanna has the ability to hold to maturity, are carried at the lower of cost or market adjusted for amortization of premium and accretion of discount. Amortization and accretion are calculated principally using the effective interest method over the term of the securities. All other securities are classified as available for sale and reported at fair value. Changes in unrealized gains and losses, net of related deferred taxes, for available-for-sale securities are recorded in accumulated other comprehensive income. Other-than-temporary impairments are recorded in noninterest income in the period in which they are recognized.

Securities classified as available for sale include investments management intends to use as part of its asset/liability management strategy. Those securities that have long-term unrealized gains, in which fair value is greater than cost, may be sold in response to changes in interest rates, resultant prepayment risk, and other factors. Management has the ability and intent to hold those securities that have unrealized losses due to changes in interest rates and other market factors for a time necessary to recover the amortized cost. Realized gains and losses on securities are recognized using the specific identification method and are included in noninterest income.

Loans and Leases. Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income.

Interest income on loans and leases is computed using the effective interest method. Loan and lease origination fees and certain direct loan and lease origination costs are deferred, and the net amount is recognized as an adjustment to the yield on the related loans over the contractual life of the loans.

Nonaccrual loans are those loans on which the accrual of interest has ceased and where all previously accrued-but-not-collected interest is reversed. Loans other than consumer loans are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well-collateralized and in the process of collection or immediately, if, in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. Susquehanna does not accrue interest on impaired loans. While a loan is considered impaired or on nonaccrual status, subsequent cash interest payments received either are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of principal and interest. In any case, the deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. Consumer loans are recorded in accordance with the Uniform Retail Classification regulation adopted by the FDIC. Generally, the regulation requires that consumer loans be charged off to the allowance for loan losses when they become 120 days or more past due.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is established, as losses are estimated to have occurred, through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Recoveries on previously charged-off loans and leases are credited to the allowance.

The allowance for loan and lease losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectibility of the loans and leases in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is subjective, as it requires estimates that are susceptible to revision as more information becomes available.

Susquehanna considers a loan to be impaired, based upon current information and events, if it is probable that Susquehanna will be unable to collect payments of principal or interest according to the contractual terms of the loan agreement. Adversely risk-rated loans that are not evaluated for impairment on an individual basis are grouped in homogeneous pools based on severity of risk. Larger homogeneous groups of small-balance loans, such as residential mortgages and installment loans, are collectively evaluated for impairment. Non-accrual commercial loans greater than $500 are evaluated for impairment on an individual basis. An insignificant delay or shortfall in the amounts of payments, when considered independently of other factors, would not cause a loan to be rendered impaired. Insignificant delays or shortfalls may include, depending on specific facts and circumstances, those that are associated with temporary operational downturns or seasonal delays.

Management performs quarterly reviews of Susquehanna's loan portfolio to identify impaired loans. The measurement of impaired loans is based upon the present value of expected future cash flows discounted at the historical effective interest rate, except where collateral-dependent loans can be reasonably measured for impairment based on the net realizable value of the collateral.

Loans continue to be classified as impaired until they are brought fully current, and the continued collection of scheduled interest and principal is considered probable. When an impaired loan or portion of an impaired loan is determined to be uncollectible, the portion deemed uncollectible is charged against the related allowance. Subsequent recoveries, if any, are credited to the allowance.

Off-Balance-Sheet Credit-Related Financial Instruments. In the ordinary course of business, Susquehanna enters into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the Statement of Condition when they are funded.

Derivative Financial Instruments. Susquehanna's interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on our net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to our interest income and expense, to modify the duration of specific assets and liabilities, and to manage our exposure to interest rate movements.

Additionally, we execute derivative instruments in the form of interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those derivatives are immediately hedged by offsetting derivative contracts, such that we minimize our net risk exposure resulting from such transactions. We do not use credit default swaps in our investment or hedging operations.

Foreclosed Assets. Other real estate property acquired through foreclosure or other means is recorded at the lower of its carrying value or the fair market value of the of the related real estate collateral at the transfer date less estimated selling costs. Costs to maintain other real estate are expensed as incurred.

Premises and Equipment. Land is carried at cost. Buildings, land improvements, leasehold improvements, and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or ten to twenty years. Maintenance and normal repairs are charged to operations as incurred, while additions and improvements to buildings and furniture and equipment are capitalized. Gains or losses on disposition of assets are reflected in operations.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets are evaluated for impairment by management on an on-going basis. Impairment may occur whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(Amounts in thousands, except as noted and per share data)

Goodwill and Other Intangible Assets. Susquehanna follows Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Core deposit and other intangible assets acquired in acquisitions are identified and amortized over their useful lives. The excess of the purchase price over the fair value of net assets acquired, or goodwill, is not amortized in accordance with FAS No. 142, rather an impairment evaluation is performed on an annual basis. In addition, Susquehanna evaluates potential impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit (as defined in FAS No. 142, paragraph 30) below its carrying amount. There was no impairment noted as of and for the year ended December 31, 2008.

On February 1, 2000, Susquehanna completed the acquisition of Boston Service Company, Inc. (t/a Hann Financial Service Corporation) under the pooling-of-interests method of accounting for business combinations. Consequently, under the prevailing generally accepted accounting principles, no goodwill was recorded.

Segment Reporting. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that public business enterprises report financial and descriptive information about their reportable operating segments. Based on the guidance provided by the statement, Susquehanna has determined that its only reportable segment is Community Banking, and all services offered by Susquehanna relate to Community Banking.

Comprehensive Income. Susquehanna reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Components of comprehensive income, as detailed in the Consolidated Statements of Changes in Shareholders' Equity, are net of tax. Comprehensive income includes reclassification adjustments for net realized gains/(losses) included in net income of $13,805; $8,227; and $323 for the years ended December 31, 2008, 2007, and 2006, respectively.

Asset Securitizations. Susquehanna uses the securitization of financial assets as a source of funding and for capital management. Hann and the bank subsidiary sell beneficial interests in automobile leases and related vehicles and home equity loans to qualified special purpose entities. These transactions are accounted for as sales under the guidelines of FAS No. 140, and a net gain or loss is recognized at the time of the initial sale. Retained interests in securitized assets, including debt securities, equity certificates of the securitization trusts, and interest-only strips, are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained or liabilities assumed.

The QSPEs issue beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the QSPEs. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by Susquehanna.

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. Susquehanna, as servicer, distributes to third-party beneficial interest holders contracted returns. Susquehanna retains the right to remaining cash flows after distributions to these third-party beneficial interest holders. The cash flows are discounted to present value and recorded as interest-only strips. The resulting interest-only strips are subordinate to the rights of each of the third-party beneficial interest holders. Susquehanna initially estimates the fair value of these interest-only strips based on the present value of future expected cash flows, using management's estimate of the key assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time assets are sold to the applicable QSPE. The fair value of the interest-only strips is adjusted quarterly based on changes in these key economic risk factors. If the fair value of an interest-only strip were to fall below the unamortized portion of the original retained interest, other than for temporary circumstances, then an impairment would be recognized.

Subordinated notes and equity certificates retained in the securitization transactions are recorded on the balance sheet under the caption "Investment in and receivables from unconsolidated entities," and other retained interests are recorded on the balance sheet under the caption "Other assets."

For more information about Susquehanna's securitization activities, see Note 21 to the consolidated financial statements.

Servicing Fees under Securitization Transactions, Agency Agreements, and Lease Sales. In accordance with FAS No. 156, "Accounting for Servicing of Financial Assets," a servicing asset or servicing liability is recognized each time Susquehanna undertakes an obligation to service a financial asset by entering into a servicing contract in a transfer of financial assets that meets the requirements for sale accounting.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income.

Overall, however, Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolio and to manage capital, and not primarily to maximize its ongoing servicing fee revenue.

Leases

The servicing fees paid to Hann under the lease securitization transactions, agency agreements, and lease sales approximate current market value and are set by contract at the time of sale. Hann has not recorded servicing assets or liabilities with regard to those transactions because its expected servicing costs are approximately equal to its expected servicing income. Based upon Susquehanna's on-going experience with vehicle-lease sales, this rate has been, and continues to be, the prevailing market rate when compared to similar transactions. However, if these circumstances were to change, Susquehanna would adjust its evaluation as to whether a servicing asset or liability should be recorded. In addition, if servicing costs were to exceed servicing income, Hann would record the present value of that liability as an expense.

Home Equity Loans

The parent company acts as servicer for securitized home equity loans and has recorded servicing assets based on the present value of estimated future net servicing income. The initial carrying values of retained interests, including servicing rights, were determined by allocating the carrying value among the assets sold and retained based on their relative fair values. At December 31, 2008, these servicing assets totaled $1,357 and were reported in other assets. In accordance with FAS No. 156, Susquehanna's servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the

(Amounts in thousands, except as noted and per share data)

underlying financial assets and adjusts the values, if required, as a result of market value being lower than amortized cost. Furthermore, Susquehanna assesses servicing assets for impairment or increased obligation based on fair value at each reporting date.

Susquehanna considers its servicing assets to be immaterial items and therefore has not applied the disclosure provisions of FAS No. 156.

Income Taxes. Deferred income taxes reflect the temporary tax consequences on future years of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

Earnings per Common Share. Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares relate to outstanding stock options, restricted stock, and stock warrants and are determined using the treasury stock method.

Recently Adopted Accounting Pronouncements.

In December 2008, the Financial Accounting Standards Board issued **FASB Staff Position FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities."** FASB Staff Position FAS 140-4 and FIN 46(R)-8 amends FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about the transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. This FSP was effective for the first reporting period ending after December 15, 2008. See Note 21 for the disclosures required by this FSP.

In October 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active."** FSP No. FAS 157-3 clarifies the application of FAS No. 157, "Fair Value Measurements," in a market that is not active and was effective upon issuance. Adoption of this FSP has had no material impact on results of operations and financial condition.

In September 2008, the Financial Account Standards Board issued **FASB Staff Position FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161."** This FSP is intended to improve disclosures about credit derivatives by requiring more

(Amounts in thousands, except as noted and per share data)

information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. It amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to require additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP than amend FAS No. 133 and Fin 45 are effective for reporting periods (annual or interim) that ended after November 15, 2008. Finally, the FSP clarifies that the disclosures required by FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," should be provided for any reporting period (annual or interim) beginning after November 5, 2008. This clarification was effective upon issuance of the FSP. Adoption of this FSP has had no material impact on results of operations and financial condition.

In May 2008, the Financial Accounting Standards Board issued **Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles."** Statement No. 162 improves financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. Statement No. 162 was effective in November 2008. Adoption of this Statement has had no material impact on results of operations and financial condition.

In March 2008, the Financial Accounting Standards Board issued **Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities."** Statement No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires disclosure of derivative features that are credit risk-related and cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Statement No. 161 is effective for financial statements issued for fiscal year and interim periods beginning after November 15, 2008, with early application encouraged. See Note 22, for the disclosures required by this Statement.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13."** FSP No. FAS 157-1 amends Statement No. 157, "Fair Value Measurements," to exclude Statement No. 13, "Accounting for Leases," and other pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under Statement No. 141, "Business Combinations," or Statement No. 141(R), "Business Combinations," regardless of whether those assets and liabilities are related to leases. Adoption of this FSP has had no material impact on results of operations and financial condition.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157."** FSP No. FAS 157-2 delays the effective date of FAS No. 157, "Fair Value Measurements," for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. This FSP was effective upon issuance. Adoption of this FSP has had no material impact on results of operations and financial condition.

(Amounts in thousands, except as noted and per share data)

In February 2007, the Financial Accounting Standards Board issued **Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."** Statement No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Statement No. 159 was effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Adoption of this Statement has had no material impact on results of operations and financial condition. Since the adoption date, Susquehanna has made no elections to use fair value as an alternative measurement for selected financial assets and liabilities not previously carried at fair value.

In September 2006, the Financial Accounting Standards Board issued **Statement No. 157, "Fair Value Measurements."** Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. While Statement No. 157 does not require any new fair value measurements, the application of this Statement will change current practice for some entities. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. See Note 23 for the disclosures required by this Statement. Adoption of this Statement has had no material impact on results of operation and financial condition.

In December 2007, The Securities and Exchange Commission issued **Staff Accounting Bulletin 110.** SAB 110 allows companies to continue using the simplified method of estimating the expected-term assumption for "plain vanilla" stock options in certain circumstances. Susquehanna uses historical employee exercise patterns to provide a reasonable basis for estimating its expected-term assumption; and therefore, this SAB has no impact on its results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board reached a consensus on **Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."** Issue 06-4 requires an employer to recognize a liability for future benefits in accordance with FAS No. 106, if, in substance, a postretirement benefit plan exists. The consensus on this Issue was effective for fiscal years beginning after December 15, 2007. Entities were to recognize the effects of applying the consensus in this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. Susquehanna is a party to split-dollar life insurance arrangements and has elected to recognize the effects of applying this consensus through a cumulative-effect adjustment to retained earnings of $2,488.

In September 2006, the Financial Accounting Standards Board issued **Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."** Statement No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the fiscal year ending after December 15, 2006. For information regarding the impact of FAS No. 158 on Susquehanna's financial position, see Footnote 17. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of position was effective for fiscal years ending after December 15, 2008. Susquehanna has measured plan assets and benefit obligations as of the end of its fiscal year.

(Amounts in thousands, except as noted and per share data)

Recently Issued Accounting Pronouncements.

In June 2008, the Financial Accounting Standards Board issued **FASB Staff Position FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-based Payment Transactions are Participating Securities."** FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. Susquehanna has granted share-based payment awards that contain nonforfeitable rights to dividends; however, Susquehanna has determined that their effect on the computation of EPS is immaterial.

In April 2008, the Financial Accounting Standards Board issued **FASB Staff Position FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets."** FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets." FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Susquehanna is evaluating the impact of FSP No. FAS 142-3.

In February 2008, the Financial Accounting Standards Board issued **FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions."** FSP No. FAS 140-3 provides guidance on a *repurchase financing,* which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP No. FAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Earlier application is not permitted. Susquehanna is evaluating the impact of this FSP.

In December 2007, the Financial Accounting Standards Board issued **Statement No. 141(R), "Business Combinations."** Statement No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Statement No. 141(R) is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 141(R).

In December 2007, the Financial Accounting Standards Board issued **Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements."** Statement No. 160 requires that a reporting entity provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. Susquehanna is evaluating the impact of Statement No. 160.

2. Acquisitions

Stratton Holding Company

On April 30, 2008, Susquehanna completed the acquisition of Stratton Holding Company, an investment management company based in Plymouth Meeting, Pennsylvania with approximately $3,000,000 in assets under management. Stratton became a wholly owned subsidiary of Susquehanna Bancshares and part of the family of Susquehanna wealth management companies. The addition of Stratton brings increased diversification in

(Amounts in thousands, except as noted and per share data)

Susquehanna's investment expertise, including experience in mutual fund management. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The acquisition of Stratton was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Community Banks, Inc.

On November 16, 2007, Susquehanna completed the acquisition of Community Banks, Inc. in a stock and cash transaction valued at $873,205. Under the terms of the merger agreement, shareholders of Community were entitled to elect to receive for each share of Community common stock that they owned, either $34.00 in cash or 1.48 shares of Susquehanna common stock. The acquisition expanded Susquehanna's territory into the Harrisburg market and deepened its foundation in central Pennsylvania. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. However, since the acquisition occurred in the fourth quarter of 2007, net adjustments increasing goodwill totaling $9,382 were made in 2008, as additional information became available.

	Unaudited
Assets	
Cash and cash equivalents	$ 232,628
Securities	664,334
Loans and leases, net of allowance of $19,119	2,574,830
Premises and other equipment	63,586
Goodwill and other intangibles	655,987
Deferred taxes	20,816
Other assets	99,800
Total assets acquired	$4,311,981
Liabilities	
Deposits	$2,830,408
Borrowings	588,376
Other liabilities	19,992
Total liabilities assumed	3,438,776
Net assets acquired	$ 873,205

Presented below is certain unaudited pro forma information for the years ended December 31, 2007 and 2006, as if Community had been acquired on January 1, 2007 and 2006. These results combine the historical results of Community, including the termination of certain employee benefit programs and costs incurred in connection with the merger, with Susquehanna's consolidated statements of income and, while certain adjustments were made for the estimated impact of purchase accounting adjustments, they are not necessarily indicative of what would have occurred had the acquisition taken place on the indicated dates.

(Amounts in thousands, except as noted and per share data)

	For the Year Ended December 31,		
	2008 Actual	2007 Pro Forma	2006 Pro Forma
Net income available to common shareholders	$81,814	$89,921	$130,029
Basic EPS	$ 0.95	$ 1.05	$ 1.55
Diluted EPS	$ 0.95	$ 1.05	$ 1.54

Widmann, Siff & Co., Inc.

On August 1, 2007, Susquehanna acquired Widmann, Siff & Co. Inc., an investment advisory firm in Radnor, Pennsylvania. Widman, Siff had more that $300,000 in assets under management, including accounts serving individuals, pension and profit-sharing plans, corporations, and family trusts. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The acquisition of Widmann, Siff was considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

Minotola National Bank

On April 21, 2006, Susquehanna acquired Minotola National Bank in a stock and cash transaction valued at approximately $172,000. The acquisition of Minotola, with total assets of $607,000 and fourteen branch locations, provided Susquehanna with an opportunity to expand its franchise into high-growth markets in southern New Jersey. The acquisition was accounted for under the purchase method, and all transactions since the acquisition date are included in Susquehanna's consolidated financial statements.

The acquisition of Minotola is considered immaterial for purposes of the disclosures required by FAS No. 141, "Business Combinations."

3. Short-term Investments

The book values of short-term investments and weighted-average interest rates on December 31, 2008 and 2007, were as follows:

	2008		2007	
	Book Value	Rates	Book Value	Rates
Interest-bearing deposits in other banks	$ 53,149	1.59%	$ 71,890	4.54%
Money market funds	64,214	0.50	66,660	3.70
Commercial paper purchased	1,997	0.20	4,734	4.06
Total	$119,360		$143,284	

(Amounts in thousands, except as noted and per share data)

4. Investment Securities

The amortized cost and fair values of investment securities at December 31, 2008 and 2007, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2008				
Available-for-Sale:				
U.S. Government agencies	$ 427,905	$16,117	$ 0	$ 444,022
Obligations of states and political subdivisions	316,829	1,787	10,070	308,546
Mortgage-backed securities	1,047,787	20,973	102,907	965,853
Other debt securities	28,784	0	22,420	6,364
Equity securities	147,681	306	2,026	145,961
	1,968,986	39,183	137,423	1,870,746
Held-to-Maturity:				
Other	4,550	0	0	4,550
State and municipal	4,595	0	0	4,595
	9,145	0	0	9,145
Total investment securities	$1,978,131	$39,183	$137,423	$1,879,891
At December 31, 2007				
Available-for-Sale:				
U.S. Government agencies	$ 523,258	$ 9,807	$ 46	$ 533,019
Obligations of states and political subdivisions	266,982	2,250	599	268,633
Mortgage-backed securities	1,071,001	11,150	3,750	1,078,401
Other debt securities	78,333	158	10,264	68,227
Equity securities	111,289	463	871	110,880
	2,050,863	23,828	15,530	2,059,160
Held-to-Maturity:				
State and municipal	4,792	0	0	4,792
Total investment securities	$2,055,655	$23,828	$ 15,530	$2,063,952

At December 31, 2008 and 2007, investment securities with carrying values of $1,318,894 and $1,424,965, respectively, were pledged to secure public funds and for other purposes as required by law.

At December 31, 2008, Susquehanna's portfolio included two investment securities that were rated below investment grade. The aggregate book value and aggregate fair value of these securities was $7,950 and $1,711, respectively. At December 31, 2007, Susquehanna's holdings of investment securities that were rated below investment grade were considered insignificant.

(Amounts in thousands, except as noted and per share data)

The amortized cost and fair value of U.S. Government agencies, obligations of states and political subdivisions, other debt securities, and mortgage-backed securities, at December 31, 2008, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Securities available-for-sale:		
Within one year	$ 25,908	$ 25,964
After one year but within five years	426,671	438,154
After five years but within ten years	159,776	161,773
After ten years	1,208,950	1,098,894
	1,821,305	1,724,785
Securities held-to-maturity:		
Within one year	0	0
After one year but within five years	0	0
After five years but within ten years	0	0
After ten years	9,145	9,145
	9,145	9,145
Total debt securities	$1,830,450	$1,733,930

The gross realized gains and gross realized losses on investment securities transactions are summarized below.

	Available-for-Sale	Held-to-Maturity
For the year ended December 31, 2008		
Gross gains	$ 240	$0
Gross losses	17,554	0
Net losses	($17,314)	$0
For the year ended December 31, 2007		
Gross gains	$ 218	$0
Gross losses	12,075	0
Net losses	($11,857)	$0
For the year ended December 31, 2006		
Gross gains	$ 1,095	$0
Gross losses	2,044	0
Net losses	($ 949)	$0

(Amounts in thousands, except as noted and per share data)

The following table presents Susquehanna's investments' gross unrealized losses and the corresponding fair values by investment category and length of time that the securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007.

	Less than 12 Months		12 Months or More		Total	
December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
States and political subdivisions	218,184	9,842	1,586	228	219,770	10,070
Mortgage-backed securities	316,874	102,907	0	0	316,874	102,907
Other debt securities	2,396	1,812	3,968	20,608	6,364	22,420
Equity securities	1,111	443	19,462	1,583	20,573	2,026
	$538,565	$115,004	$ 25,016	$22,419	$563,581	$137,423

	Less than 12 Months		12 Months or More		Total	
December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agencies	$ 550	$ 1	$ 31,136	$ 45	$ 31,686	$ 46
States and political subdivisions	51,144	397	18,440	202	69,584	599
Mortgage-backed securities	1,121	1,643	184,182	2,107	185,303	3,750
Other debt securities	47,961	10,217	17,438	47	65,399	10,264
Equity securities	2,589	502	16,710	369	19,299	871
	$103,365	$ 12,760	$267,906	$ 2,770	$371,271	$ 15,530

In September 2008, Susquehanna recorded a pre-tax impairment charge of $17,550 related to two synthetic collateralized debt obligations held in its investment portfolio. Each security has a par value of $10,000 and one hundred underlying reference companies. Through August 31, 2008, there were no credit events (i.e. bankruptcies, conservatorships, or receiverships) related to any of the reference companies. However, given the significant developments that have affected the market, a number of credit events reduced the fair value of one security to 12.5% of par at September 30, 2008, and the fair value of the other security to 12.0% of par at September 30, 2008. Susquehanna believes that it is probable that it will be unable to collect all amounts due according to the contractual terms of these securities. At December 31, 2008, one security was given a below-investment-grade rating by the rating agencies, while the other security was rated BBB-. These are the only two securities of this type that Susquehanna currently holds in its investment portfolio.

In May and June of 2007, while planning for the Community acquisition and the resulting growth and composition of the investment portfolio, management performed a comprehensive review of the available-for-sale investments. Management determined that for administrative and operational purposes, small remaining portions in mortgage-backed securities ("odd lots," or securities with remaining par amounts of less than $2,000) should be sold. These odd lots, totaling $182,000, resulted from previous mergers and bank consolidations and from principal amortization over time. Additionally, Susquehanna determined that all collateralized mortgage obligations, regardless of the remaining par amount, with an aggregate total of $51,000 should be sold. Many of these mortgage obligations were acquired in the historic low-interest-rate environment of 2002 through 2004. The restructuring involved the sale of approximately 16.0% of our available-for-sale investment portfolio, and resulted in a pre-tax charge of approximately $11,800.

(Amounts in thousands, except as noted and per share data)

In December 2006, Susquehanna recognized an other-than-temporary impairment of $954 related to Susquehanna's Corporate Investment Committee's decision to implement a modest restructuring program of its Federal Agency debenture portfolio in 2007. This restructuring program included the January 2007 sale of Federal Agency debentures classified as available for sale with an aggregate book value of $78,992 and unrealized losses of $954 at December 31, 2006.

At December 31, 2008, gross unrealized losses in Susquehanna's available-for-sale investment portfolio totaled $137,423. Included in this total are gross unrealized losses of $102,907 related to mortgage-backed securities that have been in a continuous unrealized loss position for less than twelve months and gross unrealized losses of $20,608 related to other debt securities that have been in a continuous unrealized loss position for more than twelve months.

Mortgage-backed securities include issues of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and $396,303 of other non-agency issuers. Of the non-agency issues, $321,231 were rated Triple A with the remainder being at least investment grade. None of Susquehanna's mortgage-backed securities include subprime or Alt-A components, and management's analysis of the underlying assets found that the unrealized losses in this category were caused principally by decreased liquidity and larger risk premiums in the marketplace.

Other debt securities are comprised of corporate synthetic collateralized debt obligations (discussed above) and pooled trust preferred securities. The bulk of the unrealized losses in this category were related to the pooled trust preferred securities, since the corporate synthetic collateralized debt obligations have been written down. Management believes that the unrealized losses on the pooled trust preferred securities were principally a result of decreased liquidity and larger risk premiums in the marketplace, and not deterioration in the creditworthiness of the underlying issuers.

While it is possible that, under certain conditions, defaults on these securities (excluding the two synthetic collateralized debt obligations previously discussed) could result in a loss of principal, Susquehanna presently does not believe that those conditions are probable. Therefore, based on Susquehanna's ability and intent to hold its available-for-sale securities for a sufficient time to recover all amortized costs and the fact that Susquehanna has not identified any issues related to the ultimate repayment of contractual principal as a result of credit concerns, management has concluded that the reduction in the fair value of these securities, as well as any other individual security is temporary at this time.

5. Loans and Leases

Loans and leases, net of unearned income of $189,252 and $159,766 at December 31, 2008 and December 31, 2007, respectively, and net of deferred origination costs of $8,728 and $9,099 at December 31, 2008 and 2007, respectively, were as follows:

	2008	2007
Commercial, financial and agricultural	$2,169,262	$1,781,981
Real estate—construction	1,313,647	1,292,953
Real estate secured—residential	2,298,709	2,151,923
Real estate secured—commercial	2,875,502	2,661,841
Consumer	314,051	411,159
Leases	682,702	451,733
Total loans and leases	$9,653,873	$8,751,590
Leases held for sale (included in "Leases," above)	$ 0	$ 238,351
Home equity loans held for sale (included in "Real estate secured—residential," above)	215,690	97,320

(Amounts in thousands, except as noted and per share data)

In September 2008, Susquehanna announced that, due to adverse market conditions, its previously disclosed plan to sell vehicle leases would not proceed. As a result, the vehicle leases held for sale at December 31, 2007 and those subsequently originated are now classified as held for investment.

Included in loans and leases are the aggregate balances of all overdrawn deposit accounts. These "loans" are evaluated under management's current model for collectibility. At December 31, 2008 and 2007, the aggregate balances of overdrawn deposit accounts reclassified as loans were $3,415 and $5,655, respectively.

Net investment in direct financing leases was as follows:

	2008	2007
Minimum lease payments receivable	$443,703	$337,875
Estimated residual value of leases	318,850	176,400
Unearned income under lease contracts	(79,851)	(62,542)
Total leases	$682,702	$451,733

Substantially all of Susquehanna's loans and leases are to enterprises and individuals in its market area. There is no concentration of loans to borrowers in any one industry, or related industries, that exceeds 10% of total loans.

Impaired Loans

Management performs quarterly reviews of Susquehanna's commercial loans greater than $500 to identify impaired loans. The measurement of impaired loans is based upon the present value of expected future cash flows discounted at the historical effective interest rate, except where collateral-dependent loans can be reasonably measured for impairment based on the net realizable value of the collateral.

An analysis of impaired loans at December 31, 2008, 2007, and 2006, follows:

	2008	2007	2006
Impaired loans without a related reserve	$21,388	$27,716	$11,468
Impaired loans with a reserve	62,092	13,033	8,620
Total impaired loans	$83,480	$40,749	$20,088
Reserve for impaired loans	$14,454	$ 4,146	$ 1,877
Average balance of impaired loans	66,409	20,921	8,987
Interest income on impaired loans (cash basis)	467	66	156
Interest income that would have been recorded under original terms	5,462	1,811	1,641

Sale-leaseback Transaction

On January 12, 2007, Susquehanna exercised an early buyout option associated with Hann's sale-leaseback transaction. As a result, Hann acquired approximately $78,400 of beneficial interests in automobile leases and related vehicles. A significant portion of these automobile leases and related vehicles was sold to Susquehanna's banking subsidiaries and subsequently included in the February 2007 vehicle lease securitization transaction.

(Amounts in thousands, except as noted and per share data)

6. Allowance for Loan and Lease Losses

Changes in the allowance for loan and lease losses were as follows:

	2008	2007	2006
Balance - January 1,	$ 88,569	$ 62,643	$ 53,714
Additions through acquisition	0	19,119(1)	5,514(2)
Provision charged to operating expense	63,831	21,844	8,680
Charge-offs	(45,230)	(19,185)	(11,116)
Recoveries	6,579	4,148	5,851
Net charge-offs	(38,651)	(15,037)	(5,265)
Balance - December 31,	$113,749	$ 88,569	$ 62,643

(1) As part of the Community acquisition, Susquehanna recorded a $19,119 addition to the allowance for loan and lease losses in accordance with management's evaluation of FAS No. 5. In addition, Susquehanna evaluated Community's loan portfolio at the time of acquisition and identified loans for which there was evidence of deterioration of credit quality since origination, and for which it was probable that all contractually required payments would not be collected, in accordance with Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," and FAS No. 114, "Accounting by Creditors for Impairment of a Loan." The contractually required payments receivable related to these loans totaled $16,350, and cash flows expected to be collected at acquisition totaled $8,985. Prepayments were not considered in the determination of cash flows expected to be collected. Susquehanna considers the current amount of loans accounted for under SOP 03-3 as immaterial and therefore has not presented the disclosures otherwise required by this guidance.

(2) As part of the Minotola acquisition, Susquehanna recorded a $5,514 addition to the allowance for loan and lease losses. Susquehanna evaluated Minotola's loan portfolio at the time of acquisition and did not identify any impaired loans as defined in SOP 03-3 and FAS No. 114. Therefore, as required by FAS No. 141, "Business Combinations," Susquehanna recorded Minotola's loan portfolio at present value, determined at the then current interest rates, net of the allowance for loan and lease losses in accordance with management's evaluation of FAS No. 5.

7. Premises and Equipment

Property, buildings, and equipment at December 31, were as follows:

	2008	2007
Land	$ 30,709	$ 30,986
Buildings	120,260	125,646
Furniture and equipment	100,253	95,008
Leasehold improvements	30,876	25,145
Land improvements	3,335	3,257
	285,433	280,042
Less: accumulated depreciation and amortization	112,164	100,302
	$173,269	$179,740

Depreciation and amortization expense charged to operations totaled $15,874 in 2008, $11,541 in 2007, and $9,803 in 2006.

(Amounts in thousands, except as noted and per share data)

All subsidiaries lease certain banking branches and equipment under operating leases that expire on various dates through 2030. Renewal options generally are available for periods up to 10 years. Minimum future rental commitments under non-cancelable leases, as of December 31, 2008, were as follows:

	Operating Leases
2009	$ 13,212
2010	12,213
2011	10,578
2012	9,489
2013	8,675
Subsequent years	68,274
	$122,441

Rent expense charged to operations totaled $12,139 in 2008, $8,944 in 2007, and $7,953 in 2006.

8. Goodwill and Other Intangible Assets

The gross carrying amounts and accumulated amortization of amortizing identifiable intangible assets as of December 31, 2008 and 2007 were as follows:

	December 31, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets:				
Core deposit intangibles	$59,199	($18,399)	$59,199	($ 9,744)
Customer lists	15,900	(2,874)	9,467	(702)
Favorable lease adjustments	393	(342)	393	(339)
Non-compete agreements	400	(233)	0	0
Total	$75,892	($21,848)	$69,059	($10,785)

In 2008, as a result of the Stratton acquisition, $7,330 was recognized as a customer list intangible that is being amortized over 10 years.

In 2007, as a result of the Community acquisition, $35,154 was recognized as a core deposit intangible that is being amortized over 10 years, and $5,099 was recognized as customer list intangibles that are being amortized over 10 years. In addition, as a result of the Widmann Siff acquisition, $2,452 was recognized as a customer list intangible that is being amortized over 15 years.

In 2006, as a result of the Minotola acquisition, $10,053 was recognized as a core deposit intangible that is being amortized over 10 years.

(Amounts in thousands, except as noted and per share data)

The following is the activity in the goodwill account during the periods presented:

Goodwill at January 1, 2007	**$ 335,005**
Goodwill acquired through the Community acquisition	606,071(1)
Goodwill acquired through the Widmann Siff acquisition	736
Additional goodwill related to contingent earn-out agreement associated with the Addis acquisition	2,000
Additional goodwill related to contingent earn-out agreement associated with the Brandywine acquisition	1,172
Other	97
Goodwill at December 31, 2007	945,081
Goodwill acquired through the Stratton acquisition	$ 63,088
Adjustments to goodwill acquired through the Community acquisition	9,382
Goodwill at December 31, 2008	**$1,017,551**

(1) Nondeductible for income tax purposes.

Susquehanna tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be an impairment. Susquehanna performed its annual goodwill impairment test as of May 31, 2008 and determined that there was no impairment. However, given the continuing downturn in the economy and overall market conditions since that time and the fact that Susquehanna's market capitalization has been below the book value of its equity, Susquehanna decided an interim goodwill impairment test was required under FAS No. 142 as of December 31, 2008. This test requires significant judgment and analysis.

Susquehanna's goodwill impairment test begins with a comparison between the fair value of the underlying reporting unit and its carrying amount (book value), including goodwill. If the estimated fair value is less than the carrying value, it is likely that an impairment has occurred.

Based upon our analyses at May 31 and December 31, 2008, fair value of each of Susquehanna's reporting units exceeded their book value, and there was no goodwill impairment. However, due to the ongoing turmoil in market conditions, Susquehanna will continue to monitor and evaluate the carrying value of goodwill for possible future impairment.

The following table sets forth the actual and estimated pre-tax amortization expense for amortizing intangible assets.

Aggregate Amortization Expense for the Year Ended December 31:	
2008	$11,062
Estimated Amortization Expense for the Year Ended December 31:	
2009	$10,390
2010	9,310
2011	8,403
2012	7,152
2013	6,243

(Amounts in thousands, except as noted and per share data)

9. Deposits

Deposits at December 31 were as follows:

	2008	2007
Noninterest-bearing:		
Demand	$1,201,416	$1,292,791
Interest-bearing:		
Interest-bearing demand	2,528,475	2,830,025
Savings	695,275	713,984
Time	3,045,653	2,750,867
Time of $100 or more	1,595,674	1,357,452
Total deposits	$9,066,493	$8,945,119

10. Borrowings

Short-Term Borrowings

Short-term borrowings and weighted-average interest rates, at December 31, were as follows:

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under repurchase agreements	$375,317	0.88%	$387,158	2.79%	$249,728	4.04%
Federal funds purchased	480,000	0.30	178,000	3.74	150,000	5.30
Treasury tax and loan notes	4,902	0.00	3,254	4.00	2,236	5.00
Term auction facility	50,000	0.28	0		0	
	$910,219		$568,412		$401,964	

Securities sold under agreements to repurchase are classified as secured short-term borrowings. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the repurchase agreements remain in available-for-sale investment securities.

Additional information pertaining to securities sold under repurchase agreements follows:

	2008	2007	2006
Average amounts outstanding	$391,898	$275,135	$219,327
Average interest rate	1.46%	3.58%	3.73%
Maximum amount outstanding at any month end	$487,386	$442,958	$295,757

(Amounts in thousands, except as noted and per share data)

Federal Home Loan Bank Borrowings

December 31,	2008	2007
Due 2008, 2.70% to 5.50%	$ 0	$ 187,720
Due 2009, 1.942% to 5.50%	139,996	195,107
Due 2010, 2.273% to 6.06%	121,544	96,113
Due 2011, 2.84% to 4.98%	115,377	40,465
Due 2012, 3.25% to 4.60%	221,048	221,043
Due 2013 through 2014, 3.50% to 6.51%	233,185	164,557
Due 2015, 3.75% to 5.22%	149,078	149,525
Due 2016 through 2026, 4.14% to 6.0%	89,556	91,229
	$1,069,784	$1,145,759

Susquehanna Bank is a member of the Federal Home Loan Bank of Pittsburgh and, as such, can take advantage of FHLB programs for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by qualifying first mortgages. In addition, all of the bank's stock in the FHLB is pledged as collateral for such debt. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower.

Under this program, Susquehanna's banking subsidiary had line-of-credit availability of $2,772,422 and $3,344,009 at December 31, 2008 and 2007, respectively. Excluding purchase-accounting adjustments, $1,068,472 and $1,144,378 was outstanding at December 31, 2008 and 2007, respectively. At December 31, 2008, Susquehanna Bank could have borrowed an additional $1,079,200 based on qualifying collateral, and $624,750 more could have been borrowed provided that additional collateral would have been pledged. Such additional borrowings would have required the bank to increase its investment in FHLB stock by approximately $27,440.

Long-Term Debt and Junior Subordinated Debentures(1)

	2008		2007	
	Amount	Rate	Amount	Rate
Subordinated notes due 2012	$ 75,000	6.05%	$ 75,000	6.05%
Subordinated notes due 2014	75,000	4.75	75,000	4.75
Subordinated note due 2018	25,000	5.93(6)	0	0.00
Other	1,284	3.75	303	4.31
Junior subordinated notes due 2027	16,760	9.80(2)	16,252	8.55(2)
Junior subordinated notes due 2032	5,842	7.10(2)	5,704	8.76(2)
Junior subordinated notes due 2036	51,547	6.39(3)	50,000	6.39(3)
Junior subordinated notes due 2057	125,000	9.38(4)	125,000	9.38(4)
Junior subordinated notes due 2033	15,464	7.08(2)	15,001	8.59(5)
Junior subordinated notes due 2033	15,464	6.90(2)	14,940	8.07(5)
Junior subordinated notes due 2036	9,909	7.99(2)	9,430	6.35(5)
Junior subordinated notes due 2036	9,116	7.84(2)	8,663	6.44(5)
Junior subordinated notes due 2037	19,603	7.95(2)	18,692	6.53(5)
Junior subordinated notes due 2033	3,093	6.95(2)	3,000	6.65(5)
	$448,082		$416,985	

(Amounts in thousands, except as noted and per share data)

(1) The notes, except "Other," require interest-only payments throughout their term with the entire principal balance paid at maturity.
(2) Reflects the effect of purchase accounting adjustments.
(3) On April 19, 2006, Susquehanna completed a private placement to an institutional investor of $50,000 of fixed/floating rate trust preferred securities through a newly formed Delaware trust affiliate, Susquehanna TP Trust 2006-1. The trust preferred securities mature in June 2036, are redeemable at Susquehanna's option beginning after five years, and bear interest initially at a rate of 6.392% per annum through the interest payment date in June 2011 and, after the interest payment date in June 2011, at a rate per annum equal to the three-month LIBOR plus 1.33%. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase Susquehanna's fixed/floating rate junior subordinated notes. The net proceeds from the sale of the notes were used to finance the acquisition of Minotola National Bank.
(4) On December 12, 2007, Susquehanna issued $125,000 of retail hybrid trust preferred notes through a newly formed Delaware statutory trust, Susquehanna Capital I. The only assets of the issuer are Capital Efficient Notes ("CENts") issued by Susquehanna. The notes mature in December 2057, are redeemable at Susquehanna's option beginning after five years, and bear interest initially at a rate of 9.375% per annum through the interest payment date in December 2037 and, after the interest payment date in December 2037, at a rate per annum equal to the three-month LIBOR plus 5.455%. The proceeds from the sale of the CENts were used to replenish cash reserves used to pay for the cash portion of the Community Banks acquisition and for general corporate purposes.
(5) As a result of the Community acquisition, Susquehanna assumed subordinated debentures with a fair value of $69,726 issued by Community to five statutory trusts. The trust preferred securities issued by the trusts are callable on dates specified in the individual indentures. The notes are presented in this table at their fair values.
(6) On December 31, 2008, Susquehanna issued a $25,000 subordinated note to another financial institution. The note bears interest at ninety-day LIBOR plus 4.5% and matures on December 31, 2018.

11. Income Taxes

The components of the provision for income taxes are as follows:

	2008	2007	2006
Current:			
Federal	$23,636	$24,131	$13,342
State	3,460	3,196	2,832
Total current	27,096	27,327	16,174
Deferred:			
Federal	1,632	1,133	21,961
State	(1,755)	211	(206)
Total deferred	(123)	1,344	21,755
Total income tax expense	$26,973	$28,671	$37,929

(Amounts in thousands, except as noted and per share data)

The provision for income taxes differs from the amount derived from applying the statutory income tax rate to income before income taxes as follows:

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rates	$ 38,352	35.00%	$34,217	35.00%	$42,548	35.00%
Tax-advantaged income	(10,336)	(9.43)	(6,313)	(6.42)	(5,087)	(4.07)
Other, net	(1,043)	(0.96)	767	0.75	468	0.27
Total	$ 26,973	24.61%	$28,671	29.33%	$37,929	31.20%

As of December 31, 2008, Susquehanna has state net operating losses of $308,432, which begin to expire in 2012.

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The components of the net deferred tax asset/(liability) as of December 31 were as follows:

	2008	2007
Deferred tax assets:		
Reserve for loan losses	$ 52,443	$ 36,162
Deferred directors fees	158	190
Deferred compensation	6,378	4,883
Nonaccrual loan interest	3,008	1,633
State net operating losses	18,186	8,709
State alternative minimum tax credit carryover	884	884
Post-retirement benefits	3,986	2,604
Unrealized gains and losses	32,325	(2,795)
Underfunded status of defined benefit pension or other postretirement benefit plans	13,611	4,927
Other assets	1,598	1,250
Total deferred tax assets	132,577	58,447
Deferred tax liabilities:		
Prepaid pension expense	(9,565)	(5,689)
Amortization of market value purchase adjustments	(10,720)	(4,958)
Deferred loan costs	(4,201)	(3,814)
Premises and equipment	(9,996)	(2,440)
Lease transaction adjustments, net	(180,265)	(174,192)
Deferred gain on sale of loans	(1,409)	(2,479)
Other liabilities	(3,545)	(951)
Total deferred tax liabilities	(219,701)	(194,523)
Net deferred liability before valuation allowance	(87,124)	(136,076)
Valuation allowance	(571)	0
Net deferred tax liabilities	($ 87,695)	($ 136,076)

(Amounts in thousands, except as noted and per share data)

Uncertainty in Income Taxes

Susquehanna adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. There was no impact on Susquehanna's financial position or results of operations as a result of the implementation of Interpretation No. 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,321
Increase based on tax positions related to the current year	915
Increase for tax positions of prior years	204
Decrease for tax positions of prior years	(182)
Decrease related to settlements with taxing authorities	(231)
Decrease related to expiration of statute of limitations	(91)
Balance at December 31, 2007	1,936
Increase based on tax positions related to the current year	379
Increase for tax positions of prior years	658
Decrease for tax positions of prior years	(565)
Decrease related to settlements with taxing authorities	0
Decrease related to expiration of statute of limitations	(168)
Balance at December 31, 2008	$2,240

Susquehanna had $2,240 of unrecognized tax benefits, of which $2,198, if recognized, would affect the effective tax rate.

Susquehanna does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Susquehanna recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. During the twelve months ended December 31, 2008 and 2007, Susquehanna recognized approximately $86 and $66 in interest and penalties and had accrued approximately $257 and $154 for the payment of interest and penalties, respectively.

Susquehanna and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, Susquehanna is no longer subject to U.S. federal, state, and local examinations by tax authorities before 2004. As of December 31, 2008, there are no federal or state examinations of Susquehanna's tax returns in progress.

(Amounts in thousands, except as noted and per share data)

12. Accumulated Other Comprehensive Income

	Unrealized Gains (Losses) on Securities	Unrealized Gains on Recorded Interests in Securitized Assets	Unrealized Gains (Losses) on Cash Flow Hedges	Post-retirement Benefits	Accumulated Other Comprehensive Loss
Balance at January 1, 2007	($ 12,282)	$1,541	$ 538	($ 9,373)	($ 19,576)
Current-period change	17,708	363	(2,675)	222	15,618
Balance at December 31, 2007	$ 5,426	$1,904	($ 2,137)	($ 9,151)	($ 3,958)
Current-period change	(69,250)	2,502	1,524	(16,128)	(81,352)
Balance at December 31, 2008	($ 63,824)	$4,406	($ 613)	($ 25,279)	($ 85,310)

The information presented above is net of taxes at 35%.

13. Financial Instruments with Off-balance-sheet Credit Risk

Credit-Related Financial Instruments. Susquehanna is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of condition. The contract or notional amount of those instruments reflects the extent of involvement Susquehanna has in particular classes of financial instruments.

Susquehanna's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. Susquehanna uses the same credit policies for these instruments as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by Susquehanna to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Susquehanna evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Susquehanna upon extension of credit, is based upon management's credit evaluation of the borrower.

Financial instruments whose contractual amounts represent off-balance-sheet credit risk at December 31, 2008 and 2007, were as follows:

	2008	2007
Standby letters of credit	$442,725	$244,577
Real estate commitments	699,435	780,025
Unused portion of home equity lines	581,900	585,409
Commercial commitments	823,875	861,991
Credit card lines	3,975	4,485

(Amounts in thousands, except as noted and per share data)

14. Contingent Liabilities

There are no material proceedings to which Susquehanna or any of its subsidiaries are a party or by which, to Susquehanna's knowledge, it, or any of its subsidiaries, are threatened. All legal proceedings presently pending or threatened against Susquehanna or its subsidiaries involve routine litigation incidental to the business of Susquehanna or the subsidiary involved and are not material in respect to the amount in controversy.

Susquehanna, from time-to-time and in the ordinary course of business, enters into guarantees of certain financial obligations. The total amounts outstanding at December 31, 2008 and 2007, respectively, on those guarantees were $0 and $29.

15. Capital Adequacy

Risk-based capital ratios, based upon guidelines adopted by bank regulators in 1989, focus upon credit risk. Assets and certain off-balance-sheet items are segmented into one of four broad risk categories and weighted according to the relative percentage of credit risk assigned by the regulatory authorities. Off-balance-sheet instruments are converted into a balance sheet credit equivalent before being assigned to one of the four risk-weight categories. To supplement the risk-based capital ratios, the regulators issued a minimum leverage ratio guideline (Tier 1 capital as a percentage of average assets less excludable intangibles).

Capital elements are segmented into two tiers. Tier 1 capital represents shareholders' equity plus junior subordinated debentures, reduced by excludable intangibles. Tier 2 capital represents certain allowable long-term subordinated debt, the portion of the allowance for loan and lease losses and the allowance for credit losses on off-balance-sheet credit exposures equal to 1.25% of risk-adjusted assets, and 45% of the unrealized gain on equity securities. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The following table illustrates these capital ratios for Susquehanna's banking subsidiary and Susquehanna on a consolidated basis. Susquehanna and its banking subsidiary each have leverage and risk-weighted ratios in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

On October 10, 2008, Susquehanna merged Susquehanna Bank DV and Susquehanna Bank into Susquehanna Bank PA, which subsequently changed its name to Susquehanna Bank.

At December 31, 2008	Tier I Capital Ratio(1)	Total Capital Ratio(2)	Leverage Ratio(3)
Minimum Required Ratio	4.00%	8.00%	4.00%
Susquehanna Bank	8.94	10.20	7.93
Susquehanna Bancshares (consolidated)	11.17	13.52	9.92%

At December 31, 2007	Tier I Capital Ratio(1)	Total Capital Ratio(2)	Leverage Ratio(3)
Minimum Required Ratio	4.00%	8.00%	4.00%
Susquehanna Bank PA	9.36	10.33	12.93
Susquehanna Bank DV	8.44	11.23	7.70
Susquehanna Bank	8.46	10.71	7.94
Susquehanna Bancshares (consolidated)	9.23%	11.31%	10.24%

(1) Tier I capital divided by year-end risk-adjusted assets, as defined by the risk-based capital guidelines.
(2) Total capital divided by year-end risk-adjusted assets.
(3) Tier I capital divided by average total assets less disallowed intangible assets.

(Amounts in thousands, except as noted and per share data)

16. Share-based Compensation

Susquehanna implemented an Equity Compensation Plan ("Compensation Plan") in 1996 under which Susquehanna may have granted options to its employees and directors for up to 2,463 shares of common stock. Under the Compensation Plan, the exercise price of each nonqualified option equaled the market price of Susquehanna's stock on the date of grant, and an option's maximum term was ten years. Options were granted upon approval of the Board of Directors and typically vested one-third at the end of years three, four and five. The option prices ranged from a low of $13.00 to a high of $25.47. This Compensation Plan expired in 2006.

In May 2005, Susquehanna's shareholders approved the 2005 Equity Compensation Plan ("the 2005 Plan"). Subject to adjustment in certain circumstances, the 2005 Plan authorizes up to 2,000 shares of common stock for issuance. Incentives under the 2005 Plan consist of incentive stock options, non-qualified stock options, restricted stock options, restricted stock grants, restricted stock unit grants, and stock appreciation rights. The exercise price of any stock option granted under the 2005 Plan is the fair market value of such stock on the date that option is granted, and the exercise period may not exceed ten years. Options typically vest one-third at the end of years three, four and five.

In November 2007, as part of the Community acquisition, Susquehanna assumed all Community option plans. Susquehanna will not grant any new options or awards under the Comminity option plans. All Community options became fully vested immediately prior to the effective date of the merger. At December 31, 2008, there were 21 unexercised options under the Community plans with exercise prices ranging from $16.57 to $19.56.

For the twelve months ended December 31, 2008, 2007, and 2006, share-based compensation expense totaling $1,873, $1,439, and $968, respectively, was included in salaries and employee benefits expense in the Consolidate Statements of Income.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model. Expected volatilities are based on the historical volatility of Susquehanna stock, based on the monthly high stock price over the past ten years. The expected term of options granted is based upon historical exercise behavior of all employees and directors. The risk-free rate is based on zero coupon treasury rates in effect on the grant-date of the options. The following table presents the assumptions used to estimate the fair value of options granted in 2008, 2007, and 2006.

	2008	2007	2006
Volatility	19.70%	20.59%	21.44%
Expected dividend yield	4.50%	4.00%	3.80%
Expected term (in years)	7.0	6.5	6.0
Risk-free rate	3.33%	4.44%	4.30%

(Amounts in thousands, except as noted and per share data)

A summary of option activity under the Plans as of December 31, 2008, and changes during the year then ended is presented below:

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	2,056	$22.54		
Granted	703	21.82		
Forfeited	(321)	23.69		
Exercised	(78)	16.30		
Outstanding at December 31, 2008	2,360	$22.37	6.5	$234
Exercisable at December 31, 2008	989	$21.33	3.8	$234

The weighted-average grant-date fair value of options granted during the years 2008, 2007, and 2006 was $2.78, $4.08, and $4.24, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $491, $450, and $2,613, respectively.

A summary of the status of Susquehanna's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Shares	Weighted-average Grant-date Fair Value
Nonvested at January 1, 2008	900	$4.11
Granted	703	2.78
Vested	(95)	3.87
Forfeited	(137)	4.56
Nonvested at December 31, 2008	1,371	3.50

As of December 31, 2008, there was $2,278 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized through 2013.

Cash received, net of withholding taxes paid on behalf of optionees electing cashless exercises, from option exercises under share-based-payment arrangements for the years ended December 31, 2008, 2007, and 2006, was $1,274, $1,026, and $6,811, respectively.

17. Benefit Plans

Pension Plan and Other Postretirement Benefits

Susquehanna maintains a single non-contributory defined benefit pension plan that covers substantially all full-time employees. The plan provides defined benefits based on years of service and final average salary. In addition, Susquehanna offers life insurance and certain medical benefits to its retirees. Susquehanna acquired Minotola National Bank on April 21, 2006, including its pension plan and other postretirement benefit obligations.

(Amounts in thousands, except as noted and per share data)

Community Banks, Inc. maintained a defined benefit pension plan for employees of a predecessor bank that covered less than 20% of Community's aggregate employee base prior to its acquisition by Susquehanna. During the third quarter of 2003, the board of directors of Community approved the curtailment of this pension plan. On January 1, 2008, the plan was merged into the Susquehanna plan.

Susquehanna also maintains a supplemental executive retirement plan ("SERP") for selected participants. This plan provides for benefits lost under the defined benefit pension plan due to provisions in the Internal Revenue Code that limit the compensation and benefits under a qualified retirement plan.

A summary of the obligations and funded status of the plans at December 31, is as follows:

Obligations and Funded Status

	Pension Benefits		SERP		Other Postretirement Benefits	
At December 31	2008	2007	2008	2007	2008	2007
Change in Benefit Obligation						
Benefit obligation at beginning of year	$ 81,893	$77,745	$ 3,999	$ 3,667	$ 7,531	$ 9,220
Service cost	5,905	3,706	111	103	490	383
Interest cost	5,329	4,550	243	224	632	415
Plan participants' contributions	0	0	0	0	392	205
Change in plan provisions	0	60	0	0	0	0
Actuarial (gain) loss	3,759	(634)	191	126	603	(2,219)
Acquisition	8,219	0	0	0	2,599	0
Benefits paid	(3,799)	(3,534)	(116)	(121)	(656)	(473)
Benefit obligation at end of year	$ 101,306	$81,893	$ 4,428	$ 3,999	$ 11,591	$ 7,531
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 84,907	$84,209	$ 0	$ 0	$ 0	$ 0
Actual return on plan assets	(12,344)	4,330	0	0	0	0
Acquisition	7,238	0	0	0	0	0
Employer contributions	15,000	0	116*	120*	264*	267*
Expenses	(42)	(99)	0	0	0	0
Plan participants' contributions	0	0	0	0	392	205
Benefits paid	(3,799)	(3,533)	(116)	(120)	(656)	(472)
Fair value of plan assets at end of year	$ 90,960	$84,907	$ 0	$ 0	$ 0	$ 0
Funded status at end of year	($ 10,346)	$ 3,014	($4,428)	($3,999)	($11,591)	($ 7,531)

* Cash contributions made to providers, insurers, trusts, or participants for payment of claims.

Amounts recognized in the statement of financial position consist of:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Assets	$ 0	$3,014	$ 0	$ 0	$ 0	$ 0
Liabilities	10,346	0	4,428	3,999	11,591	7,531
Net asset/liability recognized	$10,346	$3,014	$4,428	$3,999	$11,591	$7,531

(Amounts in thousands, except as noted and per share data)

Amounts recognized in accumulated other comprehensive income (net of taxes at 35%) consist of:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Net loss (gain)	$23,486	$7,579	$619	$536	($ 14)	($376)
Transition obligation	0	0	0	0	299	372
Prior service cost	208	236	349	429	301	374
	$23,694	$7,815	$968	$965	$ 586	$ 370

The accumulated benefit obligation for the defined benefit pension plan was $95,476 and $77,439 at December 31, 2008 and 2007, respectively. The accumulated benefit obligation for the SERP was $3,839 and $3,297 at December 31, 2008, and 2007, respectively.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits		SERP		Other Postretirement Benefits	
Net Periodic Benefit Cost	2008	2007	2008	2007	2008	2007
Service cost	$ 5,905	$ 3,706	$111	$103	$ 490	$ 383
Interest cost	5,329	4,550	243	224	632	414
Expected return on plan assets	(7,693)	(7,046)	0	0	0	0
Amortization of prior service cost	42	36	124	124	113	113
Amortization of transition obligation (asset)	0	(7)	0	0	113	113
Amortization of net actuarial (gain) or loss	347	51	63	59	0	0
Net periodic postretirement benefit cost	$ 3,930	$ 1,290	$541	$510	$1,348	$1,023

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	Pension Benefits		SERP		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Net loss (gain) for the period	$24,818	$2,181	$ 191	$ 126	$ 558	($2,219)
Amortization of net (loss) gain	(346)	(51)	(63)	(59)	0	0
Prior service cost	0	60	0	0	0	0
Amortization of prior service cost	(42)	(36)	(124)	(124)	(113)	(113)
Amortization of transition obligation	0	7	0	0	(113)	(113)
Total recognized in other comprehensive income	$24,430	$2,161	$ 4	($ 57)	$ 332	($2,445)
Total recognized in net periodic cost and other comprehensive income	$28,360	$3,451	$ 545	$ 453	$1,681	$ 1,422

(Amounts in thousands, except as noted and per share data)

Expected Amortizations

The estimated net loss, prior service cost, and transition obligation (asset) for the plans that are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	SERP	Other Postretirement Benefits
Expected amortization of net loss	$2,564	$ 62	$ 0
Expected amortization of prior service cost	42	118	93
Expected amortization of transition obligation	0	0	113

Additional Information

The weighted-average assumptions used in the actuarial computation of the plans' benefit obligations were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Discount rate	5.75%	6.00%	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.00%	3.25%	3.00%	3.25%	3.00%	3.25%
Assumed health care trend rates:						
Health care cost trend rate assumed for next year					9.00%	10.00%
Ultimate rate					5.00%	5.00%
Year that ultimate rate is reached					2013	2013

The weighted average assumptions used in the actuarial computation of the plans' net periodic cost were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Discount rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Expected return on plan assets	8.50%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Assumed health care trend rates:						
Health care cost trend rate assumed for current year					10.00%	11.00%
Ultimate rate					5.00%	5.00%
Year that ultimate rate is reached					2013	2013

The impact of one-percentage-point change in assumed health care cost trend rates is as follows:

	Increase	Decrease
Effect on service cost plus interest cost components of net periodic postretirement benefit cost	$ 44	($ 38)
	3.93%	-3.41%
Effect on benefit obligation as of December 31, 2008	$ 528	($ 461)
	4.56%	-3.98%

(Amounts in thousands, except as noted and per share data)

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the defined pension benefit plan's target asset allocation. The expected return on equities was computed using a valuation methodology, which projected future returns based on current equity valuations while looking at historical returns, as well. Due to active management of the plan's assets, the return on the equity investments of the plan historically has exceeded general market returns. Management estimated the rate by which the plan's assets would perform to the market in the future looking at historical performance and adjusting for changes in the asset allocations.

For the plan year ending December 31, 2009, expected employer contributions to the pension plan, SERP, and other benefit plans are $0, $124, and $594, respectively; and, for the same year, expected employee contributions are $0, $0, and $392, respectively. The 2009 plan assumptions used to determine net periodic cost will be a discount rate of 5.75% and an expected long-term return on plan assets of 8.0%. The assumed discount rate was determined by matching Susquehanna's projected pension payments to high quality Double-A bonds of similar duration. The payment projections used a seventy-five year payout projection.

The investment objective of the pension plan is to maximize total return by emphasizing growth at a reasonable price. The plan's equity portfolio consists primarily of large-cap stocks. Equity investments are diversified and sector weighted. Industry growth prospects and economic sentiment are major considerations in the investment process, but risk reduction is achieved through diversification and active portfolio management. In June 2005, the plan sold all of its holdings of Susquehanna common stock.

The pension plan's debt securities portfolio consists of bonds rated A or higher at the time of purchase. The current portfolio consists primarily of U.S. Treasuries and agency securities, high quality corporates, and money market investments. A credit analysis is conducted to ensure that the appropriate liquidity, industry diversification, safety, maximum yield, and minimum risk are achieved. A laddered approach to maturity distribution is taken depending on market conditions, but is primarily limited to ten years or less.

The target and actual allocations expressed as a percentage of the defined benefit pension plan's assets are presented as follows:

For the year ended	Target 2009	2008	2007
Equity securities	40-60%	43%	59%
Debt securities	20-40%	41%	34%
Temporary cash investments	0-20%	16%	7%
Total		100%	100%

Estimated aggregate future benefit payments for pension, the SERP, and other benefits, which reflect expected future services, as appropriate, are as follows:

	Pension	SERP	Other Benefits
2009	$ 3,597	$ 124	$ 594
2010	3,741	124	633
2011	3,997	131	671
2012	4,467	131	693
2013	4,774	188	721
Year 2014-2018	21,374	2,099	4,063

(Amounts in thousands, except as noted and per share data)

401(k) Plan

Susquehanna maintains a 401(k) savings plan which allows employees to invest a percentage of their earnings, matched up to a certain amount specified by Susquehanna. Contributions to the savings plan, which are included in salaries and benefits expense, totaled $3,517 in 2008, $2,749 in 2007, and $2,258 in 2006.

18. Earnings per Common Share

The following table sets forth the calculation of basic and diluted earnings per common share:

	2008			2007			2006		
For the Year Ended December 31,	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount
Basic Earnings per Share:									
Net income	$82,606			$69,093			$83,638		
Accumulated preferred stock dividends	792			0			0		
Income available to common shareholders	81,814	85,987	$0.95	69,093	56,297	$1.23	83,638	50,340	$1.66
Effect of Diluted Securities:									
Stock options and warrants outstanding		50	0.00		69	0.00		167	0.00
Diluted Earnings per Share:									
Income available to common shareholders and assuming conversion	$81,814	86,037	$0.95	$69,093	56,366	$1.23	$83,638	50,507	$1.66

For the years ended December 31, 2008, 2007, and 2006, options to purchase 2,229, 1,631 and 911 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options' common stock equivalents under FAS No. 123(R) were antidilutive. For the year ended December 31, 2008, warrants to purchase 3,028 shares of common stock were outstanding and were included in the computation of diluted earnings per share.

Note 19. Related Party Transactions

Certain directors and named executive officers of Susquehanna and its affiliates, including their immediate families and companies in which they are principal owners (more than 10%), were indebted to banking subsidiaries. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations and in compliance with applicable rules and regulations of the Securities and Exchange Commission. Susquehanna relies on the directors and named executive officers for the identification of their associates.

(Amounts in thousands, except as noted and per share data)

The activity of loans to such persons whose balances exceeded $120 follows:

	2008	2007	2006
Balance - January 1	$ 19,643	$ 17,831	$ 19,010
Additions	50,483	11,655	23,683
Deductions:			
Amounts collected	(31,846)	(10,189)	(15,680)
Other changes	(5,078)	346	(9,182)
Balance - December 31	$ 33,202	$ 19,643	$ 17,831

20. Regulatory Restrictions of Subsidiaries

Susquehanna is limited by regulatory provisions in the amount it can receive in dividends from its banking subsidiary. Accordingly, at December 31, 2008, $26,928 was available for dividend distribution to Susquehanna in 2009, from its banking subsidiary.

Included in cash and due from banks are balances required to be maintained by Susquehanna Bank on deposit with the Federal Reserve. The amounts of such reserves are based on percentages of certain deposit types and totaled $11,210 at December 31, 2008, and $48,994 at December 31, 2007.

Under current Federal Reserve regulations, Susquehanna Bank is limited in the amount it may lend to the parent company and its nonbank subsidiaries. Loans to a single affiliate may not exceed 10%, and loans to all affiliates may not exceed 20% of the bank's capital stock, surplus, and undivided profits, plus the allowance for loan and lease losses. Loans from Susquehanna Bank to nonbank affiliates, including the parent company, are also required to be collateralized according to regulatory guidelines. At December 31, 2008, there were no loans from the bank to any nonbank affiliate, including the parent company.

Note 21. Securitization Activity

Since 2001, Susquehanna has sold the beneficial interests in automobile leases in securitization transactions. Beginning in 2005, Susquehanna entered into term securitization transactions in which it sold portfolios of home equity loans. All of these transactions were accounted for as sales under FAS No. 140, and Susquehanna retained servicing responsibilities and subordinated interests. Susquehanna receives annual servicing fees and rights to future cash flows remaining after the investors have received the return for which they contracted. Susquehanna enters into securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolios and to manage capital. The investors and the securitization trusts have no recourse to Susquehanna's other assets, except retained interests, for failure of debtors to pay when due. Susquehanna's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment, and interest-rate risks on the transferred assets.

Automobile Leases

2007 Transaction

In February 2007, Susquehanna securitized $300,414 of closed-end motor vehicle leases and recorded a pre-tax net gain of $2,709 (which included a loss recognized on the associated cash-flow hedge) in noninterest income. Retained interests in the securitization totaled $51,930 and included $7,774 in subordinated notes, $40,147 in equity certificates of the securitization trust, and a $4,009 interest-only strip. The initial carrying

(Amounts in thousands, except as noted and per share data)

values of these retained interests were determined by allocating the carrying value among the assets sold and retained based on their relative fair values at the date of sale. The initial carrying value of the interest-only strip was estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the leases; however, no servicing asset or liability was recognized because expected servicing costs were approximately equal to expected servicing fee income, which approximates market value. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which do not bear interest, have been rated by independent rating agencies. Their final maturity date is January 14, 2013.

2006 Transaction

In the third quarter of 2008, Susquehanna, as servicer, issued a clean-up call for this securitization and acquired $31,773 in lease receivables.

2005 Transaction

In the first quarter of 2008, Susquehanna, as servicer, issued a clean-up call for this securitization and acquired $32,140 in lease receivables.

2002 Revolving Transaction

In the third quarter of 2007, Susquehanna, as servicer, issued a clean-up call for this securitization and acquired $22,682 in lease receivables.

Home Equity Loans

2006 Transaction

In September 2006, Susquehanna securitized $349,403 of fixed-rate home mortgage loans and variable-rate line of credit loans and recorded a pre-tax gain of $8,225 in noninterest income. Retained interests in the securitization totaled $21,244 and included $2,745 in subordinated notes, and $18,499 in interest-only strips. The initial carrying values of the interest-only strips were estimated at the date of sale by discounting projected future cash flows. Susquehanna has retained the right to service the loans and recorded a servicing asset of $2,334. Transaction costs associated with this securitization were included as a component of gain on sale. The subordinated notes retained in the transaction, which bear interest at one-month LIBOR + .75%, were rated by independent rating agencies and have a final maturity date of August 2036.

In this securitization, approximately 70.5% of the variable-rate loans as of the cut-off date included a feature that permits the obligor to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to repurchase the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by Susquehanna is equal to 10% of the original principal balance of the loans. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the repurchase of converted loans would be remote. The maximum dollar amount of this repurchase obligation at the cut-off date was $11,140, and its related fair value was considered to be de minimis.

(Amounts in thousands, except as noted and per share data)

2005 Transaction

In December 2005, Susquehanna securitized $239,766 of home equity line of credit loans and recorded a pre-tax gain of $6,648 in noninterest income. The interest-only strips retained in the securitization totaled $7,298. The initial carrying values of the interest-only strips were estimated at the date of sale by discounting projected future cash flows. Susquehanna retained the right to service the loans and recorded a servicing asset of $1,289. Transaction costs associated with this securitization were included as a component of gain on sale.

In this securitization, approximately 35.4% of the loans as of the cut-off date included a feature that permits the obligor to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio. Susquehanna is required to repurchase the converted loans in excess of the 10% threshold until the total principal balance of the loans repurchased by Susquehanna is equal to 10% of the original principal balance of the loans. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the repurchase of converted loans would be remote. The maximum dollar amount of this repurchase obligation at the cut-off date was $23,980, and its related fair value was considered to be de minimis.

Key economic assumptions used in measuring certain retained interests at the date of securitization were as follows:

	Gain Recognized	Weighted-average Life (in months)	Prepayment Speed	Expected Credit Losses	Annual Discount Rate	Annual Coupon Rate to Investors
Automobile Leases						
2007 transaction	$2,709	19	2.00%-4.00%	0.05%	5.18%	5.25%-5.61%
Home Equity Loans						
2006 transaction	$8,225					
Fixed-rate portion		56	10.00*	0.10%	6.60%	30-day LIBOR+ 0.17% - 1.25%
Variable-rate portion		20	45.00*	0.06	6.60	30-day LIBOR+ 0.15%
2005 transaction	6,648	20	45.00*	0.15	6.50	30-day LIBOR+ 0.19%

* Constant Prepayment Rate

The following table presents quantitative information about delinquencies, net credit losses, and components of loan and lease sales serviced by Susquehanna, including securitization transactions.

	As of December 31				For the Year Ended December 31	
	Principal Balance		Loans and Leases Past Due 30 Days or More		Net Credit Losses (Recoveries)	
	2008	2007	2008	2007	2008	2007
Loans and leases held in portfolio	$ 9,653,873	$8,751,590	$261,504	$187,703	$38,651	$15,037
Leases securitized	123,608	463,517	185	769	196	398
Home equity loans securitized	286,577	334,417	5,637	2,979	196	65
Leases serviced for others	31,645	61,551	1,060	1,300	(30)	(91)
Total loans and leases serviced	$10,095,703	$9,611,075	$268,386	$192,751	$39,013	$15,409

(Amounts in thousands, except as noted and per share data)

Certain cash flows received from the structured entities associated with the securitizations described above are as follows:

Automobile Leases	Year Ended December 31		
	2008	2007	2006
Proceeds from securitizations	$ 0	$252,493	$302,887
Amounts derecognized	0	300,414	356,140
Servicing fees received (included in Vehicle origination, servicing, and securitization fees)	2,835	6,984	8,519
Other cash flows received from retained interests	24,518	29,756	25,806

Home Equity Loans	Year Ended December 31		
	2008	2007	2006
Proceeds from securitizations	$ 0	$ 0	$338,597
Amounts derecognized	0	0	351,150
Additional draws conveyed to the trusts	53,752	59,688	61,285
Servicing fees received (included in Noninterest Income, Other)	1,268	1,631	1,365
Other cash flows received from retained interests	8,217	7,959	955

Excess cash flows represent the cash flows from the underlying assets less distributions of cash flows to beneficial interest holders in accordance with the distribution priority requirements of the transaction. Susquehanna, as servicer, distributes to third-party beneficial interest holders contracted returns and retains the right to remaining cash flows. The expected cash flows are discounted to present value and recorded as interest-only strips. Susquehanna estimates the fair value of these interest-only strips using assumptions regarding credit losses, prepayment speeds, and discount rates commensurate with the risks involved at the time the underlying assets are sold. The fair values are adjusted quarterly based on changes in these key economic risk factors.

The following table sets forth a summary of the fair values of the interest-only strips, key economic assumptions used to arrive at the fair values, and the sensitivity of the December 31, 2008 fair values to immediate 10% and 20% adverse changes in those assumptions. The sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest in calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in low prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Susquehanna's analysis of the information presented below indicates that any adverse change of 20% in the key economic assumptions would not have a significant effect on the fair value of the Company's interest-only strips.

(Amounts in thousands, except as noted and per share data)

As of December 31, 2008

Automobile Leases	Fair Value	Weighted-average Life (in months)	Monthly Prepayment Speed	Expected Cumulative Credit Losses	Annual Discount Rate(1)
2007 transaction - Interest-Only Strip	$898	8.4	4.00%	0.05%	9.66%
Decline in fair value of 10% adverse change			$ 2	$ 4	$ 4
Decline in fair value of 20% adverse change			4	8	8

Home Equity Loans	Fair Value	Weighted-average Life (in months)	Constant Prepayment Rate	Expected Cumulative Credit Losses	Annual Discount Rate(1)
2006 transaction - Interest-Only Strips					
Fixed-rate portion	$8,507	37.8	15.00	0.15%	10.38%
Decline in fair value of 10% adverse change			$ 397	$ 51	$ 236
Decline in fair value of 20% adverse change			769	102	456
Variable-rate portion	$2,844	32	30.00	0.15%	10.24%
Decline in fair value of 10% adverse change			$ 165	$ 19	$ 70
Decline in fair value of 20% adverse change			311	38	135
2005 transaction - Interest-Only Strips	$5,316	31.1	30.00	0.15%	10.23%
Decline in fair value of 10% adverse change			$ 186	$ 26	$ 128
Decline in fair value of 20% adverse change			361	53	248

(1) The annual discount rate is based on fair-value estimates of similar instruments.

22. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133), as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (effective for reporting periods beginning after November 15, 2008, with early application encouraged) requires disclosures of the fair values of derivative instruments and their gains and losses in a tabular format.

Susquehanna's interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on its net interest margin and cash flows from changes in interest rates. While Susquehanna does not participate in speculative derivatives trading, it considers it prudent to use certain derivative instruments to add stability to its interest income and expense, to modify the duration of specific assets and liabilities, and to manage its exposure to interest rate movements.

Additionally, Susquehanna executes derivative instruments in the form of interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those derivatives are immediately hedged by offsetting derivative contracts, such that Susquehanna minimizes its net risk exposure resulting from such transactions. Susquehanna does not use credit default swaps in its investment or hedging operations.

At December 31, 2008, the aggregate amount of derivative assets recorded in other assets was $21,895, and the aggregate amount of derivative liabilities recorded in other liabilities was $22,412. When quoted market prices are not available, the valuation of derivative instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis

(Amounts in thousands, except as noted and per share data)

reflects the contractual terms of the derivatives, including interest rate curves and implied volatilities. The estimates of fair value are made by an independent third-party valuation service using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). As part of Susquehanna's overall valuation process, management evaluates this third-party methodology to ensure that it is representative of exit prices in Susquehanna's principal markets. These future net cash flows, however, are susceptible to change primarily due to fluctuations in interest rates. As a result, the estimated values of these derivatives will change over time as cash is received and paid and also as market conditions change. As these changes take place, they may have a positive or negative impact on estimated valuations. Based on the nature and limited purposes of the derivatives that Susquehanna employs, fluctuation in interest rates have had only a modest effect on its results of operations. As such, fluctuations are generally expected to be countered by offsetting changes in income, expense, and/or values of assets and liabilities.

In addition to making valuation estimates, Susquehanna also faces the risk that certain derivative instruments that have been designated as hedges and currently meet the hedge accounting requirements of FAS No. 133 may not qualify in the future. Further, new interpretations and guidance related to FAS No. 133 may be issued in the future, and Susquehanna cannot predict the possible impact that such guidance may have on its use of derivative instruments.

The majority of Susquehanna's hedging relationships have been designated as cash flow hedges, for which hedge effectiveness is assessed and measured using a "long haul" approach. During 2008, an immaterial amount of hedge ineffectiveness was required to be reported in earnings on Susquehanna's outstanding cash flow hedging relationships. In September 2008, Susquehanna announced that, due to adverse market conditions, a forecasted sale of vehicle leases would not occur, and the associated interest rate swap agreements were terminated. In accordance with generally accepted accounting principles, Susquehanna reclassified $2,098 (net of taxes of $1,130) from accumulated comprehensive loss to earnings and recognized an additional reduction in pre-tax income of $3,363.

During 2009, Susquehanna estimates that an additional $675 of deferred losses will be reclassified out of accumulated other comprehensive loss and into interest expense for hedges of variable-rate FHLB advances based on interest rate projections derived from the LIBOR swap curve (increasing interest expense).

Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Susquehanna's OTC derivatives consist of interest rate swaps. Susquehanna has classified its OTC derivatives in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information derived from or corroborated by market-observable date, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. Susquehanna generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generics swaps, model inputs can generally be verified, and model selection does not involve significant management judgment.

To comply with the provisions of FAS No. 157, "Fair Value Measurements," Susquehanna incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements of its OTC derivatives. The credit valuation adjustments are calculated by determining the total expected exposure of the derivatives (which incorporates both

(Amounts in thousands, except as noted and per share data)

the current and potential future exposure) and then applying each counterparty's credit spread to the applicable exposure. For derivatives with two-way exposure, such as interest rate swaps, the counterparty's credit spread is applied to Susquehanna's exposure to the counterparty, and Susquehanna's own credit spread is applied to the counterparty's exposure to Susquehanna, and the net credit valuation adjustment is reflected in Susquehanna's derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. For Susquehanna's own credit spread and for counterparties having publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third-party credit data provider. For counterparties without publicly available credit information, who are primarily commercial banking customers, the credit spreads over LIBOR used in the calculations are estimated by Susquehanna based on current market conditions, including consideration of current borrowing spreads for similar customers and transactions, review of existing collateralization or other credit enhancements, and changes in credit sector and entity-specific credit information. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, Susquehanna has considered the impact of netting and any applicable credit enhancements, such as collateral postings, current threshold amounts, mutual puts, and guarantees. Additionally, Susquehanna actively monitors counterparty credit ratings for significant changes.

At December 31, 2008, net credit valuation adjustments reduced the settlement values of Susquehanna's derivative assets by $1,234 and its derivative liabilities by $1,668. During 2008, Susquehanna recognized income of $419 related to credit valuation adjustments on nonhedge derivative instruments, which is included in noninterest income. Various factors impact changes in the credit valuation adjustments over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments.

Although Susquehanna has determined that the majority of the inputs used to values its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31,2008, Susquehanna has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, Susquehanna has classified its OTC derivative valuations in Level 2 of the fair value hierarchy.

When appropriate, valuations are also adjusted for various factors, such as liquidity and bid/offer spreads, which factors were deemed immaterial by Susquehanna as of December 31, 2008.

Fair Values of Derivative Instruments

	Asset Derivatives		Liability Derivatives	
	2008		2008	
As of December 31	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Statement 133				
Interest rate contracts			Other liabilities	$ 939
Derivatives not designated as hedging instruments under Statement 133				
Interest rate contracts	Other assets	21,895	Other liabilities	21,473
Total derivatives		$21,895		$22,412

(Amounts in thousands, except as noted and per share data)

The Effect of Derivative Instruments on the Statement of Income for the Year Ended December 31, 2008

Derivatives in Statement 133 Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI 2008	Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income 2008	Amount of Loss Recognized in Current Year Income(2) 2008
Interest rate contracts:	($507)	Other noninterest income	($2,031)(1)	($6,488)

(1) Net of taxes of $1,094
(2) Includes amounts reclassified from accumulated other comprehensive income plus deferred taxes

Derivatives not Designated as Hedging Instruments under Statement 133	Location of Gain Recognized in Income on Derivatives	Amount of Gain Recognized in Income on Derivatives 2008
Interest rate contracts:	Other income	$419

Note 23. Fair Value Disclosures

Effective January 1, 2008, Susquehanna adopted FAS No. 157, "Fair Value Measurements" and FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." At December 31, 2008, Susquehanna had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of Susquehanna's valuation methodologies for assets and liabilities carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Susquehanna believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at reporting date.

Securities

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Securities in Level 1 are exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are provided by independent third-party valuations services. These valuations services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of Susquehanna's overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in Susquehanna's principal markets. This evaluation involves understanding the various sources and assumptions used to determine that the valuations received are reasonable, as well as performing independent monitoring of the underlying assets comprising these investment securities. Securities in Level 2 include U.S. Government agencies, mortgage-backed securities, state and municipal securities, and Federal Home Loan Bank stock. Securities in Level 3 include thinly traded bank stocks, collateralized debt obligations, trust preferred securities, indexed-amortizing notes, and private-issue mortgage-backed securities.

Derivatives

Currently, Susquehanna uses interest rate swaps to manage its interest rate risk and to assist its borrowers in managing their interest rate risk. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observable market interest rate curves. To comply with the provisions of FAS No. 157, Susquehanna incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, Susquehanna has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although Susquehanna has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives may utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2008, Susquehanna has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, Susquehanna has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Certain Retained Interests in Securitizations

For our interest-only strips, there is a lack of similar observable transactions for similar assets in the marketplace. Therefore, Susquehanna uses the present-value approach to determine the initial and ongoing fair values of the cash flows associated with securitizations. Assumptions used, which incorporate certain market information obtained from third parties, include an estimation of an appropriate discount rate, net credit losses, and prepayment rates. Changes in the assumptions used may have a significant impact on Susquehanna's valuation of retained interests, and accordingly, such interests are classified within Level 3 of the valuation hierarchy. For further discussion of the most significant assumptions used to value interest-only strips, as well as the applicable stress tests for those assumptions, refer to Note 21. Securitization Activity.

(Amounts in thousands, except as noted and per share data)

Assets Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value at December 31, 2008, on the consolidated balance sheet and by FAS No. 157 valuation hierarchy.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities	$1,870,746	$3,877	$1,821,554	$45,315
Derivatives(1)	21,895	0	21,895	0
Interest-only strips(1)	17,565	0	0	17,565
Total	$1,910,206	$3,877	$1,843,449	$62,880

(1) Included in Other assets

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities				
Derivatives(2)	$21,473	$0	$21,473	$0
Total	$21,473	$0	$21,473	$0

(2) Included in Other liabilities

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The following table presents a rollforward of the balance sheet amounts for the twelve months ended December 31, 2008, for financial instruments classified by Susquehanna within Level 3 of the valuation hierarchy.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Available-for-sale Securities	Interest-only Strips	Total
Balance at January 1, 2008	$ 81,285	$21,138	$102,423
Total gains or losses (realized/unrealized)			
Included in earnings	(17,548)(1)	0	(17,548)
Reclassified from other comprehensive income (Presented here gross of taxes)	5,175	0	5,175
Included in other comprehensive income (Presented here gross of taxes)	(12,864)	3,849	(9,015)
Purchases, issuances, and settlements	(3,173)	(7,422)	(10,595)
Transfers in and/or out of Level 3	(7,560)	0	(7,560)
Balance at December 31, 2008	$ 45,315	$17,565	$ 62,880

(1) Included in net realized loss on securities

(Amounts in thousands, except as noted and per share data)

Assets Measured at Fair Value on a Nonrecurring Basis

Impaired loans

Certain loans are evaluated for impairment under FAS No. 114, "Accounting by Creditors for Impairment of a Loan — an amendment of FASB Statements No. 5 and 15." To estimate the impairment of a loan, Susquehanna uses the practical expedient method which is based upon the fair value of the underlying collateral for collateral-dependent loans. Currently, all of Susquehanna's impaired loans are secured by real estate. The value of the real estate collateral is determined through appraisals performed by independent licensed appraisers. As part of Susquehanna's overall valuation process, management evaluates these third-party appraisals to ensure that they are representative of the exit prices in Susquehanna's principal markets. When the value of the real estate, less estimated costs to sell, is less than the principal balance of the loan, a specific reserve is established. Susquehanna considers the appraisals used in its impairment analysis to be Level 3 inputs. Impaired loans are reviewed at least quarterly for additional impairment, and reserves are adjusted accordingly.

The following table presents the financial instruments carried at fair value at December 31, 2008, on the consolidated balance sheet and by FAS No. 157 valuation hierarchy.

		Fair Value Measurements Using		
Description	**December 31, 2008**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans	$47,638	$0	$0	$47,638
	$47,638	$0	$0	$47,638

Specific reserves identified under FAS No. 114 during the twelve months of 2008 totaled $10,308. These specific reserves were taken into consideration when the required level of the allowance for loan and lease losses was determined at December 31, 2008.

FAS No. 107, "Disclosures about Fair Value of Financial Instruments"

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and short-term investments. For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities. Refer to the above discussion on securities.

Loans and leases. Variable-rate loans, which do not expose Susquehanna to interest-rate risk, have a fair value that equals their carrying value, discounted for estimated future credit losses. The fair value of fixed-rate loans and leases was based upon the present value of projected cash flows. The discount rate was based upon the U.S. Treasury yield curve.

Certain retained interests in securitizations. Refer to the above discussion on certain retained interests in securitizations.

Deposits. The fair values of demand, interest-bearing demand, and savings deposits are the amounts payable on demand at the balance sheet date. The carrying value of variable-rate time deposits represents a reasonable estimate of fair value. The fair value of fixed-rate time deposits is based upon the discounted

(Amounts in thousands, except as noted and per share data)

value of future cash flows expected to be paid at maturity. Discount rates were based upon the U.S.Treasury yield curve.

Short-term borrowings. For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

FHLB borrowings and long-term debt. Fair values were based upon quoted rates of similar instruments issued by banking institutions with similar credit ratings.

Derivatives. Refer to the above discussion on derivatives.

Off-balance-sheet items. The fair values of unused commitments to lend and standby letters of credit are considered to be the same as their contractual amounts. The fair values of commitments to originate mortgage loans to be held for sale and their corresponding forward-sales agreements are calculated as the reasonable amounts that Susquehanna would agree to pay or receive, after considering the likelihood of the commitments expiring.

The following table represents the carrying amounts and estimated fair values of Susquehanna's financial instruments at December 31:

	2008		2007	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and due from banks	$ 237,701	$ 237,701	$ 326,965	$ 326,965
Short-term investments	119,360	119,360	143,284	143,284
Investment securities	1,879,891	1,879,891	2,063,952	2,063,952
Loans and leases	9,653,879	9,798,658	8,751,590	8,754,378
Financial liabilities:				
Deposits	9,066,493	9,042,282	8,945,119	8,784,891
Short-term borrowings	910,219	910,219	568,412	568,412
FHLB borrowings	1,069,784	1,158,477	1,145,759	1,164,779
Long-term debt	448,082	366,380	416,985	396,566
Unrecognized financial instruments:				
Commitments to extend credit	2,109,185	2,109,185	2,231,910	2,231,910
Standby letters of credit	442,725	442,725	244,577	244,577

(Amounts in thousands, except as noted and per share data)

24. Condensed Financial Statements of Parent Company

Financial information pertaining only to Susquehanna Bancshares, Inc. is as follows:

Balance Sheets

	December 31,	
	2008	2007
Assets		
Cash in subsidiary banks	$ 95	$ 142
Investments in and receivables from consolidated subsidiaries	2,367,544	2,124,345
Other investment securities	7,398	4,327
Premises and equipment, net	3,497	8,584
Other assets	42,759	51,989
Total assets	$2,421,293	$2,189,387
Liabilities and Shareholders' Equity		
Long-term debt	$ 150,000	$ 150,000
Junior subordinated debentures	272,342	267,229
Other liabilities	53,033	43,144
Total liabilities	475,375	460,373
Shareholders' equity	1,945,918	1,729,014
Total liabilities and shareholders' equity	$2,421,293	$2,189,387

Statements of Income

	Years Ended December 31,		
	2008	2007	2006
Income:			
Dividends from bank subsidiaries	$104,000	$ 72,000	$ 72,000
Dividends from nonbank subsidiaries	2,500	10,500	2,300
Interest, dividends, and gains on sales of investment securities	102	(240)	140
Interest and management fees from bank subsidiaries	68,388	53,861	44,085
Interest and management fees from nonbank subsidiaries	2,709	2,320	2,237
Miscellaneous	986	1,969	6,584
Total income	178,685	140,410	127,346
Expenses:			
Interest	31,066	14,664	12,157
Other	80,511	63,538	59,370
Total expenses	111,577	78,202	71,527
Income before taxes and equity in undistributed income of subsidiaries	67,108	62,208	55,819
Income tax provision	4,309	3,293	2,464
Equity in undistributed net income of subsidiaries	19,807	10,178	30,283
Net Income	$ 82,606	$ 69,093	$ 83,638

(Amounts in thousands, except as noted and per share data)

Statements of Cash Flows

	Years Ended December 31,		
	2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ 82,606	$ 69,093	$ 83,638
Adjustment to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	5,834	3,121	2,889
Realized (gain) loss on sale of available-for-sale securities	(120)	212	0
Equity in undistributed net income of subsidiaries	(19,807)	(10,178)	(30,283)
Other, net	(9,883)	7,180	2,477
Net cash provided by operating activities	58,630	69,428	58,721
Cash Flows from Investing Activities:			
Purchase of investment securities	(4,586)	0	0
Proceeds from the sale/maturities of investment securities	1,007	499	0
Capital expenditures	(747)	(4,935)	(2,708)
Net investment in subsidiaries	(200,087)	(46,950)	(16,700)
Acquisitions	(69,999)	(91,141)	(51,455)
Net cash (used in) provided by investing activities	(274,412)	(142,527)	(70,863)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	5,312	4,666	10,061
Proceeds from issuance of preferred stock	299,885	0	0
Proceeds from issuance of long-term debt	0	121,062	50,000
Repayment of long-term debt	0	0	0
Dividends paid	(89,462)	(52,686)	(49,067)
Net cash provided by (used in) financing activities	215,735	73,042	10,994
Net increase (decrease) in cash and cash equivalents	(47)	(57)	(1,148)
Cash and cash equivalents at January 1,	142	199	1,347
Cash and cash equivalents at December 31,	$ 95	$ 142	$ 199

(Amounts in thousands, except as noted and per share data)

Note 25. Summary of Quarterly Financial Data (Unaudited)

The unaudited quarterly results of consolidated operations for the years ended December 31, 2008 and 2007, are as follows:

Quarter Ended	2008 March 31	2008 June 30	2008 September 30	2008 December 31
Interest income	$178,493	$171,975	$175,063	$171,539
Interest expense	80,312	72,917	73,801	71,738
Net interest income	98,181	99,058	101,262	99,801
Provision for loan and lease losses	9,837	13,765	17,704	22,525
Net interest income after provision for loan and lease losses	88,344	85,293	83,558	77,276
Noninterest income	42,902	44,685	17,919	36,804
Noninterest expense	91,961	90,304	95,790	89,148
Income before income taxes	39,285	39,674	5,687	24,932
Applicable income taxes	11,265	10,473	(673)	5,908
Net income	28,020	29,201	6,360	19,024
Accumulated preferred stock dividends	0	0	0	792
Net income available to common shareholders	$ 28,020	$ 29,201	$ 6,360	$ 18,232
Earnings per common share:				
Basic	$ 0.33	$ 0.34	$ 0.07	$ 0.21
Diluted	0.33	0.34	0.07	0.21

Quarter Ended	2007 March 31	2007 June 30	2007 September 30	2007 December 31
Interest income	$120,527	$121,045	$127,701	$156,883
Interest expense	57,479	57,608	61,627	73,539
Net interest income	63,048	63,437	66,074	83,344
Provision for loan and lease losses	2,000	1,933	2,414	15,497
Net interest income after provision for loan and lease losses	61,048	61,504	63,660	67,847
Noninterest income	34,280	19,151	30,290	36,938
Noninterest expense	64,847	67,342	66,063	78,703
Income before income taxes	30,481	13,313	27,887	26,082
Applicable income taxes	9,754	3,495	7,994	7,427
Net income	$ 20,727	$ 9,818	$ 19,893	$ 18,655
Earnings per common share:				
Basic	$ 0.40	$ 0.19	$ 0.38	$ 0.27
Diluted	0.40	0.19	0.38	0.27

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS and REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Susquehanna Bancshares, Inc. (the Company) is responsible for the preparation of the Company's consolidated financial statements and related information as they appear in this report. Management believes that the consolidated financial statements of Susquehanna Bancshares, Inc. fairly reflect the form and substance of transactions and that the financial statements present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm of PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors of the Company has an Audit Committee composed of five non-management Directors. The Committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing, corporate governance and financial reporting matters.

Management of Susquehanna Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2008. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Susquehanna Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Susquehanna Bancshares, Inc. (the "Company") and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
February 27, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no change in our principal accountants in over two years. There have been no disagreements with such principal accountants on any matters of accounting principles, practices, financial statement disclosure, auditing scope, or procedures.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the design and operating effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Management's Responsibility for Financial Statements and Report on Internal Control over Financial Reporting is included herein in Part II, Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Controls. There were no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses in internal controls that would require corrective action.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain portions of the information required by this Item will be included in the 2009 Proxy Statement in the Election of Directors section, the Corporate Governance section, the Director and Executive Officer Compensation section, and the Compliance with Section 16(a) of the Exchange Act section, each of which sections is incorporated herein by reference. The information concerning our executive officers required by this item is provided under the caption "Executive Officers" in Item 1, Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item will be included in the 2009 Proxy Statement in the Director and Executive Officer Compensation section, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item will be included in the 2009 Proxy Statement in the Security Ownership of Certain Beneficial Owners and Holdings of Management section and the Director and Executive Officer Compensation — Equity Compensation Plan Information section, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2009 Proxy Statement in the Certain Relationships and Related Transactions section and the Corporate Governance — Board Independence section, each of which sections is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the 2009 Proxy Statement in the Annual Audit Information—Fees Billed by Independent Accountant to Susquehanna section, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements. See Item 8 of this report for the consolidated financial statements of Susquehanna and its subsidiaries (including the index to financial statements).

Financial Statement Schedules. Not Applicable.

Exhibits. A list of the Exhibits to this Form 10-K is set forth in (b) below.

(b) Exhibits.

(3) 3.1 Articles of Incorporation. Incorporated by reference to Exhibit 3.1 of Susquehanna's Current Report on Form 8-K, filed December 17, 2007.

3.1.a Statement with Respect to Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Susquehanna, is incorporated by reference to Exhibit 3.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2008.

3.2 By-laws. Incorporated by reference to Exhibit 3.1 of Susquehanna's Current Report on Form 8-K, filed March 4, 2008.

(4) Instruments defining the rights of security holders including indentures. The rights of the holders of Susquehanna's Common Stock and the rights of Susquehanna's note holders are contained in the following documents or instruments, which are incorporated herein by reference.

4.1 Indenture, dated as of November 4, 2002, by and between Susquehanna and JP Morgan Trust Company, National Association, relating to the 6.05% subordinated notes due 2012, incorporated by reference to Exhibit 4.1 to Susquehanna's Registration Statement on Form S-4, Registration No. 333-102265.

4.2 Global Note relating to the 6.05% subordinated notes due 2012, dated February 27, 2003 is incorporated by reference to Exhibit 4.3 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

4.3 Registration Rights Agreement, dated as of November 4, 2002, by and among Susquehanna, Keefe Bruyette & Woods Inc. and the other initial purchasers referred to therein is incorporated by reference to Exhibit 4.3 to Susquehanna's Registration Statement on Form S-4, Registration Statement No. 333-102265.

4.4 First Supplemental Indenture, dated May 3, 2004, to Indenture dated November 4, 2002, by and between Susquehanna and J.P. Morgan Trust Company, National Association, relating to the 4.75% fixed rate/floating rate subordinated notes due 2014 is incorporated by reference to Exhibit 4.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.5 Global Note to the 4.75% fixed rate/floating rate subordinated notes due 2014, dated May 3, 2004, is incorporated by reference to Exhibit 4.2 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.6 Registration Rights Agreement, dated as of May 3, 2004, by and among Susquehanna, Keefe Bruyette & Woods Inc. and the other initial purchasers referred to therein is incorporated by reference to Exhibit 4.3 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

4.7 Amended and Restated Trust Agreement, dated as of December 12, 2007, among Susquehanna, The Bank of New York, The Bank of New York (Delaware), the Administrative Trustees named therein and the Holders is incorporated by reference to Exhibit 4.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.8 Guarantee Agreement between Susquehanna and The Bank of New York, as Trustee, dated December 12, 2007, is incorporated by reference to Exhibit 4.2 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.9 Supplemental Indenture between Susquehanna and The Bank of New York, as Trustee, dated December 12, 2007, is incorporated by reference to Exhibit 4.3 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.10 9.375% Capital Efficient Note is incorporated by reference to Exhibit 4.4 of Susquehanna's Current Report on Form 8-K, filed December 12, 2007.

4.11 9.375% Capital Securities Note is incorporated by reference to Exhibit 4.11 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

4.12 Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, is incorporated by reference to Exhibit 4.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2008.

4.13 Warrant to Purchase Shares of Common Stock of Susquehanna, dated December 12, 2008, issued to the United States Department of the Treasury, is incorporated by reference to Exhibit 4.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2008.

4.14 Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt are not filed. Susquehanna agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.

(10) Material Contracts.

10.1 Letter Agreement dated December 12, 2008 by and between Susquehanna and the United States Department of the Treasury, is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K, filed December 12, 2008.

10.2 Form of Waiver of Senior Executive Officers is attached hereto as Exhibit 10.2.*

10.3 Form of Letter Agreement by and between the Senior Executive Officers and Susquehanna is attached hereto as Exhibit 10.3.*

10.4 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and William J. Reuter is attached hereto as Exhibit 10.4.*

10.5 Employment Agreement, dated November 16, 2007, between Susquehanna and Eddie L. Dunklebarger is incorporated by reference to Exhibit 10.3* of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.* First Amendment to Employment Agreement, dated February 27, 2009, between Susquehanna and Eddie L. Dunklebarger is attached hereto as Exhibit 10.5.*

10.6 Employment Agreement, as amended and restated effective dated January 1, 2009, between Susquehanna and Drew K. Hostetter is attached hereto as Exhibit 10.6.*

10.7 Employment Agreement dated November 4, 2003, but effective as of January 1, 2004, between Susquehanna, Valley Forge Asset Management Corporation and Bernard A. Francis, Jr. is incorporated by reference to Exhibit 10.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004. First Amendment to Employment Agreement dated January 18, 2005 is incorporated by reference to Exhibit 10.1 of Susquehanna's Current Report on Form 8-K filed January 21, 2005. Second Amendment to Employment Agreement dated February 26, 2007 is incorporated by reference to Exhibit 10.1 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. Letter Agreement between Susquehanna, Valley Forge Asset Management Corporation and Bernard A. Francis, Jr., dated December 1, 2008, is attached hereto as Exhibit 10.7.*

10.8 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and Michael M. Quick is attached hereto as Exhibit 10.8.*

10.9 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and James G. Pierné is attached hereto as Exhibit 10.9.*

10.10 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and Edward Balderston, Jr. is attached hereto as Exhibit 10.10.*

10.11 Employment Agreement, dated November 16, 2007, between Susquehanna, Susquehanna Bank PA and Jeffrey M. Seibert is attached hereto as Exhibit 10.11.* First Amendment to Employment Agreement, dated February 27, 2009, between Susquehanna and Jeffrey M. Seibert is attached hereto as Exhibit 10.11.*

10.12 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and Peter J. Sahd is attached hereto as Exhibit 10.12.*

10.13 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and Rodney A. Lefever is attached hereto as Exhibit 10.13.*

10.14 Employment Agreement, effective January 1, 2009, between Susquehanna and Lisa M. Cavage is attached hereto as Exhibit 10.14.*

10.15 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and John H. Montgomery is attached hereto as Exhibit 10.15.*

10.16 Employment Agreement, as amended and restated effective January 1, 2009, between Susquehanna and Michael E. Hough is attached hereto as Exhibit 10.16.*

10.17 Employment Agreement, effective January 1, 2009, between Susquehanna and Joseph R. Lizza is attached hereto as Exhibit 10.17.*

10.18 Description of cash bonus paid to Bernard A. Francis, Jr. is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed October 15, 2008.*

10.19 Description of 2008 Susquehanna Incentive Plan is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 4, 2008. Description of termination of the cash incentive component of the 2008 Susquehanna Incentive Plan is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed September 29, 2008.*

10.20 Description of base salaries and discretionary grants of equity compensation in the form of nonqualified stock options and restricted stock for the year ended December 31, 2008 to Susquehanna's named executive officers is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 4, 2008.*

10.21 Susquehanna's Executive Deferred Income Plan, effective January 1, 2009, is attached hereto as Exhibit 10.21.*

10.22 Susquehanna's Supplemental Executive Retirement Plan as amended and restated effective January 1, 2009, is attached hereto as Exhibit 10.22.*

10.23 Forms of The Insurance Trust for Susquehanna Bancshares Banks and Affiliates Split Dollar Agreement and Split Dollar Policy Endorsement are incorporated by reference to Exhibit 10(v) of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.*

10.24 Community Banks, Inc. Survivor Income Agreement, including Split Dollar Addendum to Community Banks, Inc. Survivor Income Agreement, is incorporated by reference to Exhibit 10.18 of Susquehanna's Annual Report on Form 10-K for the fiscal year ending December 31, 2007.*

10.25 Amended and Restated Salary Continuation Agreement between Community Banks, Inc. and Eddie L. Dunklebarger, dated January 1, 2004, as amended November 16, 2007, is attached incorporated by reference to Exhibit 10.19 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.*

10.26 Susquehanna's Key Employee Severance Pay Plan, amended and restated as of January 1, 2009, is attached hereto as Exhibit 10.26.*

10.27 Descriptions of Executive Life Insurance Program, Executive Supplemental Long Term Disability Plan, Francis Life Insurance Policy and the bonus programs offered by Valley Forge Asset Management Corp. are incorporated by reference to Exhibit 10.15 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.28 Susquehanna's 2005 Equity Compensation Plan is incorporated by reference to Exhibit 10.16 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.29 Susquehanna's Equity Compensation Plan is incorporated by reference to Exhibit 10.17 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.30 Community Banks, Inc. 1998 Long-Term Incentive Plan is incorporated by reference to Exhibit 99.1 of Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.31 Director Compensation Schedule, effective January 1, 2009, is attached hereto as Exhibit 10.31.*

10.32 Description of grants of nonqualified stock options to Susquehanna's non-employee directors is incorporated by reference to Item 5.02 of Susquehanna's Current Report on Form 8-K, filed March 4, 2008.*

10.33 Community Banks, Inc. Directors Stock Option Plan is incorporated by reference to Exhibit 99.2 of Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.34 The Farmers and Merchants National Bank of Hagerstown Executive Supplemental Income Plan, dated March 6, 1984, is incorporated by reference to Exhibit 10.28 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.*

10.35 Description of Eddie L. Dunklebarger term life insurance policy is attached hereto as Exhibit 10.35.*

10.36 2002 Amended Servicing Agreement dated January 1, 2002 between Boston Service Company, Inc. t/a Hann Financial Service Corp. and Auto Lenders Liquidation Center, Inc. is incorporated by reference to Exhibit 10(vi) of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. First Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10(vi) of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. Second Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.6 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Third Amendment to the 2002 Amended Servicing Agreement and Fourth Amendment to the 2002 Amended Servicing Agreement are incorporated by reference to Exhibit 10.6 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004. Fifth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.8 of Susquehanna's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. Sixth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.25 of

Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Seventh Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.2 of Susquehanna's Quarterly Report on Form 10-Q for quarterly period ended June 30, 2006. Eighth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.23 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Ninth Amendment to the 2002 Amended Servicing Agreement is incorporated by reference to Exhibit 10.30 of Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Tenth Amendment to the 2002 Amended Servicing Agreement is attached hereto as Exhibit 10.36.

(14) Code of Ethics

14.1 A copy of Susquehanna's Code of Ethics is available on Susquehanna's website at www.susquehanna.net. Click on "Investor Relations," then "Governance Documents," then "Code of Ethics of Susquehanna Bancshares, Inc."

(21) Subsidiaries of the registrant. Filed herewith.

(23) Consent of PricewaterhouseCoopers LLP. Filed herewith.

(31) Rule 13a-14(a)/15d-14(a) Certifications

31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer is filed herewith as Exhibit 31.1.

31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer is filed herewith as Exhibit 31.2.

(32) Section 1350 Certifications. Filed herewith.

---

* Management contract or compensation plan or arrangement required to be filed or incorporated as an exhibit.

(c) Financial Statement Schedule. None Required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUSQUEHANNA BANCSHARES, INC.

By: /s/ WILLIAM J. REUTER

William J. Reuter, Chairman of the Board and Chief Executive Officer

Dated: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. REUTER **(William J. Reuter)**	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2009
/s/ DREW K. HOSTETTER **(Drew K. Hostetter)**	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2009
/s/ ANTHONY J. AGNONE, SR. **(Anthony J. Agnone, Sr.)**	Director	February 27, 2009
/s/ WAYNE E. ALTER, JR. **(Wayne E. Alter, Jr.)**	Director	February 27, 2009
/s/ PETER DESOTO **(Peter DeSoto)**	Director	February 27, 2009
/s/ EDDIE L. DUNKLEBARGER **(Eddie L. Dunklebarger)**	Director	February 27, 2009
/s/ BRUCE A. HEPBURN **(Bruce A. Hepburn)**	Director	February 27, 2009
/s/ DONALD L. HOFFMAN **(Donald L. Hoffman)**	Director	February 27, 2009

[SIGNATURES CONTINUED]

Signature	Title	Date
/s/ GUY W. MILLER, JR. (Guy W. Miller, Jr.)	Director	February 27, 2009
/s/ MICHAEL A. MORELLO (Michael A. Morello)	Director	February 27, 2009
/s/ SCOTT J. NEWKAM (Scott J. Newkam)	Director	February 27, 2009
/s/ E. SUSAN PIERSOL (E. Susan Piersol)	Director	February 27, 2009
/s/ M. ZEV ROSE (M. Zev Rose)	Director	February 27, 2009
/s/ CHRISTINE SEARS (Christine Sears)	Director	February 27, 2009
/s/ JAMES A. ULSH (James A. Ulsh)	Director	February 27, 2009
/s/ DALE M. WEAVER (Dale M. Weaver)	Director	February 27, 2009
/s/ ROGER V. WIEST (Roger V. Wiest)	Director	February 27, 2009
/s/ WILLIAM B. ZIMMERMAN (William B. Zimmerman)	Director	February 27, 2009

[END OF SIGNATURE PAGES]

Exhibit 23

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 900
1800 Tysons Boulevard
McLean VA 22102
Telephone (703) 918 3000
Facsimile (703) 918 3100

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-92512, No. 333-18555, No. 333-85655, No. 333-61794, No. 333-116346, No. 333-125055, No. 333-133803, and No. 333-144397) and the Registration Statement on Form S-3 (No. 333-156690) of Susquehanna Bancshares, Inc. of our report dated February 27, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
February 27, 2009

Exhibit 31.1

CERTIFICATIONS

I, William J. Reuter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ WILLIAM J. REUTER

William J. Reuter
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS, continued

I, Drew K. Hostetter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ DREW K. HOSTETTER

Drew K. Hostetter
Executive Vice President, Treasurer and
Chief Financial Officer

Exhibit 32

Certification by the Chief Executive Officer and Chief Financial Officer
Relating to a Periodic Report Containing Financial Statements

We, William J. Reuter, Chief Executive Officer, and Drew K. Hostetter, Chief Financial Officer, of Susquehanna Bancshares, Inc. (the "Company"), hereby certify that, based on our knowledge:

(1) The Company's periodic report containing financial statements on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: As of February 27, 2009

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
/s/ WILLIAM J. REUTER	/s/ DREW K. HOSTETTER
William J. Reuter	**Drew K. Hostetter**

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Susquehanna

Shareholder Information

Susquehanna Bancshares, Inc., is a financial services holding company operating in the Mid-Atlantic region and incorporated under the laws of Pennsylvania.

Investor Relations

Abram G. Koser
Vice President, Investor Relations
Susquehanna Bancshares, Inc.
26 North Cedar Street
P.O. Box 1000
Lititz, PA 17543
Phone: (717) 625-6305
Fax: (717) 626-1874
Email: ir@susquehanna.net
Website: www.susquehanna.net

Stock Listing

The common stock of Susquehanna Bancshares, Inc., is listed on the Nasdaq Global Select Market under the symbol SUSQ. The number of shareholders of record of common stock on December 31, 2008, was 12,035.

Annual Meeting

Hershey Lodge & Convention Center
West Chocolate Avenue and
University Drive
Hershey, PA 17033
Friday, May 8, 2009
Reception – 9:00 a.m.
Meeting – 10:00 a.m.

Auditors

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261

Registrar, Stock Transfer, & Dividend Disbursing Agent

American Stock Transfer
& Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
Phone: (866) 828-8176
Fax: (718) 236-2641
Email: info@amstock.com
Website: www.amstock.com

Dividend Reinvestment, Purchase of Shares

Susquehanna offers a dividend reinvestment and direct stock purchase and sale plan called Investors Choice. The plan, administered and sponsored by American Stock Transfer & Trust Company (AST), allows both current shareholders of record and interested first-time investors to purchase shares of Susquehanna's common stock and to reinvest cash dividends automatically. For additional information or enrollment forms, contact AST at (866) 828-8176.

Direct Deposit of Dividends

Shareholders of record may elect to have dividends deposited electronically into a checking or savings account at their financial institution. For additional information or enrollment forms, contact AST, transfer agent for Susquehanna, at (866) 828-8176.

Online Access for Shareholders

Current shareholders of record have the ability to access their accounts online through American Stock Transfer & Trust Company via the "Shareholder Account Access" area at www.amstock.com. The site gives users the ability to make address changes, view certificate detail, change dividend disbursement, make optional cash purchases via Direct Debit, view and print a duplicate Form 1099-DIV for 2008, and other features.

Statements contained in this annual report that are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by Susquehanna with the Securities and Exchange Commission from time to time.

Susquehanna

Susquehanna Bancshares, Inc.
26 North Cedar Street
PO Box 1000
Lititz, PA 17543
www.susquehanna.net
Phone: 717.626.4721
Fax: 717.626.1874
Nasdaq Global Select Market Symbol: SUSQ

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-00648
www.fsc.org

Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz, PA 17543-7000

March 27, 2009

TO OUR SHAREHOLDERS:

On behalf of our entire Board of Directors, I cordially invite you to attend our Annual Meeting of Shareholders on Friday, May 8, 2009. At the meeting, you will be asked to elect six nominees to the Board of Directors for the ensuing year, to consider and vote to approve the amendment and restatement of the Susquehanna Bancshares, Inc. 2005 Equity Compensation Plan, and to approve, in an advisory vote, Susquehanna's executive compensation. You will also be asked to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2009. In addition, we will report on Susquehanna's 2008 business results and other matters of interest to shareholders.

Information about the matters to be acted on at the meeting is contained in the accompanying Notice of Annual Meeting and Proxy Statement. Also enclosed with this Proxy Statement are your proxy card and instructions for voting and Susquehanna's 2008 Annual Report.

An admission ticket, which is required for entry into the Annual Meeting, is attached to your proxy card. If you plan to attend the meeting, please vote your proxy but keep the admission ticket and bring it to the Annual Meeting. If your Shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the meeting. A recent bank or brokerage account statement is an example of proof of ownership.

All shareholders are invited to attend the Annual Meeting in person. However, even if you expect to be present at the Annual Meeting, please take a moment now to cast your vote over the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or, alternatively, to complete, sign and date the enclosed proxy card and return it in the postage-paid envelope we have provided. Shareholders attending the Annual Meeting in person may vote in person, even if they have previously voted by proxy. If you are unable to attend the Annual Meeting in person, you can listen to the meeting by live webcast, or on replay, by following the instructions on the opposite side of this letter.

Your vote is very important. Voting via the Internet or by telephone is fast and convenient, and your vote is immediately tabulated and confirmed. Using the Internet or telephone helps save us money by reducing postage and proxy tabulation costs.

I look forward to seeing you at the meeting.

Sincerely,

William J Reuter

William J. Reuter
Chairman of the Board
and Chief Executive Officer

WEBCAST DIRECTIONS

You are cordially invited to listen to the live webcast of the Susquehanna Bancshares, Inc. 2009 Annual Meeting of Shareholders via the Internet on Friday, May 8, 2009, beginning at 10:00 a.m. Eastern time. Attending via the webcast will enable you to view the slides shown at the meeting and hear the speakers on a synchronized basis. The webcast will not enable you to ask questions or to vote your Susquehanna Shares.

The webcast may be viewed on Susquehanna's website at *http://www.susquehanna.net*. The event may be accessed by clicking on "Investor Relations" at the top right of the home page, then selecting "Overview" and following the 2009 Annual Meeting of Shareholders webcast link. Minimum requirements to listen to this broadcast online are: Windows Media Player software, downloadable at *http://www.microsoft.com/windows/windowsmedia/download/default.asp*, and at least a 28K connection to the Internet.

To listen to the live webcast, please go to the website at least 30 minutes early to download and install any necessary software. If you plan to listen online, we suggest that you test your computer's access to Windows Media Player by visiting the above URL one week prior to the meeting date.

If you are unable to listen online during the meeting, the event will be archived on the website at the same address through July 8, 2009.

Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz. PA 17543-7000

March 27, 2009

NOTICE OF ANNUAL MEETING

On Friday, May 8, 2009, Susquehanna Bancshares, Inc. will hold its 2009 Annual Meeting of Shareholders at the Hershey Lodge and Convention Center, West Chocolate Avenue & University Drive, Hershey, Pennsylvania. The meeting will begin at 10:00 a.m. Eastern time. Only shareholders of Susquehanna, their proxies and invited guests of Susquehanna may attend the Annual Meeting.

At the meeting we will:

1. Elect to the Board of Directors the six nominees set forth in the enclosed Proxy Statement for a one year term;
2. Approve the amendment and restatement of the Susquehanna Bancshares, Inc. 2005 Equity Compensation Plan;
3. Approve, in an advisory vote, Susquehanna's executive compensation;
4. Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2009; and
5. Attend to other business properly presented at the meeting.

The Board of Directors recommends that you vote in favor of all of the director nominees presented in this Proxy Statement, in favor of approving the amendment and restatement of the 2005 Equity Compensation Plan, in favor of approving, in an advisory vote, Susquehanna's executive compensation, and in favor of ratifying the selection of PricewaterhouseCoopers LLP as our independent registered public accountants.

Only shareholders of record of Susquehanna common stock at the close of business on Wednesday, March 11, 2009 may vote at the Annual Meeting. In the event the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine, and those who attend or participate at the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the meeting we will also report on Susquehanna's 2008 business results and other matters of interest to shareholders.

A copy of Susquehanna's 2008 Annual Report is also enclosed. The approximate date of mailing of the enclosed Proxy Statement and proxy card is March 27, 2009.

By Order of the Board of Directors,

Lisa M. Cavage

Lisa M. Cavage
Secretary

Lititz, Pennsylvania
March 27, 2009

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on May 8, 2009:

This Proxy Statement and Susquehanna's 2008 Annual Report are available directly at *http://materials.proxyvote.com/869099*

This Proxy Statement and our 2008 Annual Report also are available indirectly in the Investor Relations section of our website at *http://www.susquehanna.net*. You may access this material by choosing the "Investor Relations" button at the top of the page, and then selecting "Filings and Reports" from the items listed in the Investor Relations section. The information on our website is not part of our Proxy Statement. References to our website in this Proxy Statement are intended to serve as inactive textual references only.

TABLE OF CONTENTS

Susquehanna

Susquehanna Bancshares, Inc.

P.O. Box 1000
26 North Cedar Street
Lititz, PA 17543-7000

PROXY STATEMENT

March 27, 2009

On Friday, May 8, 2009, Susquehanna Bancshares, Inc. will hold its 2009 Annual Meeting of Shareholders at the Hershey Lodge and Convention Center, West Chocolate Avenue & University Drive, Hershey, Pennsylvania. The meeting will begin at 10:00 a.m. Eastern time. Directions to the Hershey Lodge and Convention Center appear on the proxy card included with this Proxy Statement.

This Proxy Statement, which contains information and a proxy card relating to the Annual Meeting, was prepared under the direction of the Board of Directors (the "Board") to solicit your proxy for use at the Annual Meeting (or any postponement or adjournment of the meeting scheduled in accordance with Pennsylvania law) and will be mailed to our shareholders on or about March 27, 2009.

INFORMATION ABOUT THE ANNUAL MEETING

Who is entitled to vote at the Annual Meeting?

Shareholders of record of our common stock at the close of business on Wednesday, March 11, 2009 are entitled to vote at the Annual Meeting, or any postponement or adjournment of the meeting scheduled in accordance with Pennsylvania law. As of March 11, 2009, 86,186,395 shares of our common stock, par value $2.00 per share (the "Shares"), were issued and outstanding and entitled to vote at the Annual Meeting.

How may I gain entry to the Annual Meeting?

An admission ticket, which is required for entry into the Annual Meeting, is attached to the proxy card included with this Proxy Statement. If you plan to attend the meeting, please vote your proxy but keep the admission ticket and bring it to the Annual Meeting.

If your Shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the Annual Meeting. A recent bank or brokerage account statement is an example of proof of ownership. If you arrive at the meeting without an admission ticket, we will admit you only if we are able to verify that you are a Susquehanna shareholder.

What am I voting on?

At the meeting, you will be asked to:

- elect to the Board of Directors the six nominees set forth in this Proxy Statement;
- approve the amendment and restatement of the Susquehanna Bancshares, Inc. 2005 Equity Compensation Plan;
- approve, in an advisory vote, Susquehanna's executive compensation;
- ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2009; and
- attend to any other business properly presented at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board recommends a vote **FOR** the election of each of the nominees to serve as a Director, **FOR** the approval of the amendment and restatement of the 2005 Equity Compensation Plan, **FOR** the approval, in an advisory vote, of Susquehanna's executive compensation, and **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants.

If I do not attend the Annual Meeting, what methods may I use to vote?

Most shareholders have the choice of voting over the Internet, by using a toll-free telephone number or by completing the proxy card and mailing it in the postage-paid envelope provided. Internet and telephone voting will provide proxy holders the same authority to vote your Shares as if you had returned your proxy card by mail. In addition, Internet and telephone voting will reduce our proxy-related first-class postage expenses. The Internet and telephone voting procedures are designed to authenticate shareholders by use of a control number and to accurately record and count their proxies.

Please refer to your proxy card or the information forwarded by your broker or other holder of record to see which options are available to you.

What is a Proxy?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. As many shareholders cannot attend the Annual Meeting in person, it is necessary that a large number be represented by proxy. Samuel G. Reel, Jr. and Thomas R. Diehl have been designated as proxies for our 2009 Annual Meeting of Shareholders.

All Shares represented by valid proxies will be voted in the manner specified in those proxies.

How can I vote?

To vote by using your proxy card, sign and return your proxy card using the postage-paid envelope provided with this Proxy Statement. The proxy holders will vote your Shares according to your directions. If you sign and return your proxy card without specifying choices, your Shares will be voted as recommended by the Board.

You may also choose to vote by telephone or by using the Internet.

How do I vote using the Internet?

- *If your Shares are held in the name of a broker, bank or other nominee,* you may vote your Shares over the Internet by following the voting instructions provided on the voting instruction form that you receive from such broker, bank or other nominee.
- *If your Shares are registered in your name*, you may vote your Shares over the Internet by directing your Internet browser to ***https://www.proxyvote.com*** and following the on-screen instructions. You will need the control number that appears on your proxy card to vote when using this web page.

Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. Internet voting facilities for our shareholders of record will close at 11:59 p.m. Eastern time on May 7, 2009. You may also choose to vote by telephone or by using your proxy card.

How do I vote by telephone?

- *If your Shares are held in the name of a broker, bank or other nominee*, you may vote your Shares over the telephone by following the telephone voting instructions, if any, provided on the proxy card you receive from such broker, bank or other nominee.
- *If your Shares are registered in your name,* you may vote your Shares over the telephone by accessing the telephone voting system toll-free at 1-800-690-6903 and following the telephone voting instructions. The telephone instructions will lead you through the voting process. You will need the control number that appears on your proxy card to vote when you call.

Telephone voting facilities for our shareholders of record will close at 11:59 p.m. Eastern time on May 7, 2009. You may also choose to vote by using the Internet or by using your proxy card.

How many votes may I cast?

In connection with the election of the directors, you are entitled to cast one vote for each Share held by you for each candidate nominated, but may not cumulate your votes in favor of a particular candidate. Votes may be cast in favor of or withheld with respect to each candidate nominated.

In connection with the proposal to approve the amendment and restatement of the 2005 Equity Compensation Plan, you are entitled to cast one vote for each Share that you hold. Votes may be cast in favor of or against the proposal. Or, you may abstain from voting on the proposal by selecting the appropriate box.

In connection with the proposal to approve, in an advisory vote, Susquehanna's executive compensation, you are entitled to cast one vote for each Share that you hold. Votes may be cast in favor of or against the proposal. Or, you may abstain from voting on the proposal by selecting the appropriate box.

In connection with the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants, you are entitled to cast one vote for each Share that you hold. Votes may be cast in favor of or against the proposal. Or, you may abstain from voting on the proposal by selecting the appropriate box.

What vote is required to approve each item on the agenda?

The Director nominees will be elected by a plurality of the votes cast at the Annual Meeting, or, in other words, the nominees receiving the highest number of votes are elected. Votes that are withheld will be excluded entirely from the vote tally and will have no effect other than for purposes of determining the presence of a quorum.

The affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting is required to approve the amendment and restatement of the 2005 Equity Compensation Plan. Abstentions may be specified on the proposal to approve the amendment and restatement of the 2005 Equity Compensation Plan.

The affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting is required to approve, in an advisory vote, Susquehanna's executive compensation. Abstentions may be specified on the proposal to approve Susquehanna's executive compensation as described in this Proxy Statement.

The affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accountants for the fiscal year ended December 31, 2009. Abstentions may be specified with regard to the ratification of the independent public accountants.

What is a quorum?

A quorum of the holders of the outstanding Shares must be present for the Annual Meeting to be held. A "quorum" is the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on each matter to be acted on at the Annual Meeting.

What if a quorum is not present at the Annual Meeting?

If the Annual Meeting cannot be organized because a quorum is not present, the shareholders present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those shareholders who attend or participate at the second of such adjourned meetings shall constitute a quorum for the purpose of electing directors, even if they are less than a majority of the shareholders.

How are votes, abstentions and broker non-votes counted?

Brokers that are member firms of the New York Stock Exchange and hold Shares in street name for customers have the discretion to vote those Shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers may exercise such discretionary authority with respect to the election of directors, the approval, in an advisory vote, of Susquehanna's executive compensation, and the ratification of auditors. Brokers may not exercise such discretionary authority with respect to approving the amendment and restatement of the 2005 Equity Compensation Plan. However, where brokers submit proxies but are otherwise prohibited from exercising discretionary authority in voting Shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as "broker non-votes"), those Shares will be included in determining whether a quorum is present, but will have no effect on the outcome of such matters. Abstentions will be considered present for purposes of determining the presence of a quorum, but as unvoted on the proposals to approve the amendment and restatement of the 2005 Equity Compensation Plan, to approve, in an advisory vote, Susquehanna's executive compensation, and to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accountants. Abstentions will have the same effect as a negative vote because amending the 2005 Equity Compensation Plan, approving, in an advisory vote, Susquehanna's executive compensation, and ratifying the appointment of our independent public accountants require the affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting.

As to all other matters properly brought before the meeting, the affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting will decide the matter, unless the question is one for which, by express provision of statute or of our Articles of Incorporation or

Bylaws, a different vote is required. Any broker non-votes will be counted for purposes of determining whether a quorum is present but will not have an effect on the outcome of a matter being voted upon. Abstentions will have the same effect as a negative vote.

May I change my mind after voting by proxy?

Proxies are voted at the Annual Meeting. You can revoke your proxy at any time before it is voted, and your last vote is the vote that will be counted. If you are a shareholder of record, you can write to our Corporate Secretary, Attn: Lisa M. Cavage, P.O. Box 1000, 26 North Cedar Street, Lititz, PA 17543-7000, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your Shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. **Your appearance alone at the Annual Meeting will not of itself constitute a revocation of your proxy**.

Who will count the vote?

Broadridge Financial Solutions, Inc., our Tabulation Agent, will tabulate the votes cast by proxy or in person at the Annual Meeting.

What does it mean if I get more than one proxy card?

If your Shares are registered differently and are in more than one account, you will receive more than one card. Please follow the directions for voting on each of the proxy cards you receive to ensure that all of your Shares are voted.

What if I submit a proxy without specifying how to vote?

Unless you otherwise specify in the proxy, your proxy will be voted **FOR** the election of the persons nominated for directors by the Board, **FOR** the approval of the amendment and restatement of the 2005 Equity Compensation Plan, **FOR** the approval, in an advisory vote, of Susquehanna's executive compensation and **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants. Where you have appropriately specified how your proxy is to be voted, it will be voted in accordance with your direction.

What if I am a participant in a Susquehanna direct purchase plan?

If you are a participant in the Investors Choice, Dividend Reinvestment & Direct Stock Purchase and Sale Plan for our common stock, Shares held in your account in the plan will be voted in accordance with your instructions. The plan's administrator is the shareholder of record for your plan Shares and will not vote those Shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail using the enclosed proxy card.

If you are an employee participant in our Employee Stock Purchase Plan, Shares held in your account in the plan will be voted in accordance with your instructions. The plan's custodian is the shareholder of record for your plan Shares and will not vote those Shares unless you provide it with instructions, which you can do over the Internet, by telephone or by mail.

Who may solicit proxies on Susquehanna's behalf?

Our directors, officers and employees may also solicit proxies from our shareholders. These persons will not receive any additional compensation for their efforts to this end. We will request that the Notice of Annual Meeting, this Proxy Statement, and the proxy card and related materials, if any, be forwarded to beneficial owners. To this end, we expect to reimburse banks, brokers and other persons for their reasonable out-of-pocket expenses in handling these materials. We will bear the costs of all such solicitations.

Will any business be conducted at the Annual Meeting other than as specified above?

The Board knows of no business that will be presented for consideration at the Annual Meeting other than the matters described in this Proxy Statement and those incidental to the conduct of the meeting. It is not anticipated that other matters will be brought before the Annual Meeting. If, however, other matters are properly brought before the Annual Meeting or any adjournments thereof, the persons named in your proxy will have the discretion to vote or act on such matters according to their best judgment.

What are the deadlines for Shareholder proposals for next year's Annual Meeting?

Shareholders may submit proposals on matters appropriate for Shareholder action at future annual meetings by following the rules of the Securities and Exchange Commission. All proposals and notifications should be addressed to the Corporate Secretary. Proposals intended for inclusion in next year's proxy statement and proxy card must be received by our Corporate Secretary no later than November 27, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND HOLDINGS OF MANAGEMENT

The number of shares of our common stock deemed to be beneficially owned by each person we know to be the beneficial owner of at least five percent of our common stock, each director, each executive officer named in the Summary Compensation Table in this Proxy Statement, and all directors and executive officers as a group as of February 23, 2009, is set forth in the following table.

Name of Beneficial Owner	Number of Shares Owned(1)	Options Exercisable Within 60 days	Total Beneficial Ownership of Susquehanna Common Stock	Percent of Shares Outstanding
5% Shareholders				
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	6,223,710	—	6,223,710	7.2%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	4,755,662	—	4,755,662	5.5%
Directors, Nominees for Director and Named Executive Officers				
Anthony J. Agnone, Sr.(2)(3)	65,401	—	65,401	*
Wayne E. Alter, Jr.	50,000	12,250	62,250	*
Peter DeSoto	118,745	—	118,745	*
Eddie L. Dunklebarger(4)	266,669	—	266,669	*
Bernard A. Francis, Jr.	9,981	9,040	19,021	*
Bruce A. Hepburn(2)(5)	15,849	7,750	23,599	*
Donald L. Hoffman(6)	59,052	—	59,052	*
Drew K. Hostetter	23,937	59,603	83,540	*
Guy W. Miller, Jr.(7)	20,849	9,250	30,099	*
Michael A. Morello(8)	201,352	—	201,352	*
Scott J. Newkam(2)	3,200	—	3,200	*
E. Susan Piersol	4,000	5,500	9,500	*
Michael M. Quick	27,426	32,323	59,749	*
William J. Reuter	43,385	85,683	129,068	*
M. Zev Rose(2)	30,000	7,750	37,750	*
Christine Sears(2)(9)	1,248	—	1,248	*
James A. Ulsh(10)	33,933	—	33,933	*
Dale M. Weaver(11)	174,999	—	174,999	*
Roger V. Wiest(2)	50,000	12,250	62,250	*
William B. Zimmerman(12)	10,484	12,250	22,734	*
All Directors, Nominees and Executive Officers as a Group (30 individuals)	1,384,611	392,920	1,777,531	2.06%

* Less than one percent

(1) Unless otherwise indicated, Shares shown as beneficially owned are held individually by the person indicated or jointly with the spouse or children living in the same household; individually by the spouse or children living in the same household; or as trustee, custodian or guardian for minor children living in the same household. Shareholding information for Barclays Global Investors, NA and Dimensional Fund Advisors LP is based on information included in the Schedule 13G/A filed by it with the Securities and Exchange Commission. Shareholding information for our directors and officers is based on information contained in our records and on information received from each director and officer.

(2) Nominee for one year term.

(3) Mr. Agnone has sole beneficial ownership of 64,933 Shares. Mr. Agnone's wife has sole beneficial ownership of 468 Shares.

(4) Mr. Dunklebarger has sole beneficial ownership of 177,948 Shares and shares beneficial ownership with his wife of 1,787 Shares. Mr. Dunklebarger's wife has sole beneficial ownership of 46,304 Shares and his daughter has sole beneficial ownership of 550 Shares. Mr. Dunklebarger holds 8,785 Shares as custodian for his daughter. In addition, Mr. Dunklebarger holds 31,295 Shares in a 401(k) plan.

(5) Mr. Hepburn has sole beneficial ownership of 10,506 Shares. In addition, he shares beneficial ownership of 4,218 Shares which are held in a family trust. Mr. Hepburn disclaims beneficial ownership of 1,125 Shares held by his mother-in-law.

(6) Mr. Hoffman has sole beneficial ownership of 16,223 Shares. Mr. Hoffman shares beneficial ownership of 800 Shares held as custodian for grandchildren. Mr. Hoffman shares beneficial ownership of 6,155 Shares held in a trust. In addition, 16,599 Shares are held by Roy L. Hoffman & Sons, Inc., of which Mr. Hoffman is President, and 19,275 Shares are held by Roy L. Hoffman & Sons, Inc. Profit Sharing Trust, of which Mr. Hoffman is trustee.

(7) Mr. Miller has sole beneficial ownership of 20,464 Shares. Mr. Miller's wife has sole beneficial ownership of 385 Shares.

(8) Mr. Morello has sole beneficial ownership of 100,000 Shares. Mr. Morello's wife has sole beneficial ownership of 40,000 Shares and 57,352 Shares held as custodian for children. In addition, 4,000 Shares are held by Stardust Development Company, LLC, of which Mr. Morello is the owner.

(9) Ms. Sears' shares beneficial ownership with her husband of 1,000 Shares and Ms. Sears' husband has sole beneficial ownership of 248 Shares.

(10) Mr. Ulsh has sole beneficial ownership of 24,745 Shares and holds 8,490 Shares in a 401(k) plan. Mr. Ulsh's wife has sole beneficial ownership of 698 Shares.

(11) Mr. Weaver has sole beneficial ownership of 135,368 Shares and shares beneficial ownership with his wife of 8,049 Shares. Mr. Weaver's wife has sole beneficial ownership of 27,103 Shares. In addition, 1,493 Shares are held by each of the D. Isley Irrevocable Trust, S. Rhea Irrevocable Trust and T. Weaver Irrevocable Trust, of which Mr. Weaver is trustee.

(12) Mr. Zimmerman has sole beneficial ownership of 8,396 Shares. Mr. Zimmerman's wife has sole beneficial ownership of 655 Shares. In addition, 409 Shares are held by Zimmerman's Hardware & Supply Co., Inc., of which Mr. Zimmerman is the Chief Executive Officer, and 1,024 Shares are held by Zimmerman's American Hardware, of which Mr. Zimmerman is a partner.

ELECTION OF DIRECTORS

General

The Board historically has been classified into three classes, with approximately one-third of the Directors elected each year to serve a term of three years. The current classes are known as the Class of 2009, the Class of 2010, and the Class of 2011, based on the years in which the term of each class expires. Directors hold office until the expiration of the term for which they were elected and their successors have qualified, or until the annual meeting following their attaining the age of 72 years.

The Board currently consists of 17 Directors. William B. Zimmerman, a current member of the Class of 2010, will attain the age of 72 prior to the Annual Meeting and therefore will no longer be eligible to serve on the Board after the Annual Meeting. The Nominating and Corporate Governance Committee of the Board recommended to the Board, and the Board agreed, not to fill Mr. Zimmerman's vacancy. Following his retirement and the election of the nominees set forth in this Proxy Statement, the Board will consist of 16 members.

On February 27, 2008, the Board amended and restated our Bylaws in order to declassify the Board over a period of three years, commencing with the election of Directors at this year's Annual Meeting. Accordingly, this year's outgoing Class of 2009 Directors, who ordinarily would have been nominated for new three-year terms, have been nominated for only one-year terms. At the 2010 Annual Meeting, the outgoing Class of 2010 Directors will join this year's Directors (to the extent they are re-nominated next year) in being nominated for one-year terms. At the 2011 Annual Meeting and thereafter, our Board will no longer be classified, and all Directors and nominees will be nominated for one-year terms.

At the Annual Meeting, six Directors will be elected. The candidates nominated who receive the highest number of votes among the nominees will be elected. You are entitled to cast one vote for each Share held by you for each of the six candidates. You are not entitled to cumulate your votes.

Nomination Criteria

The Nominating and Corporate Governance Committee has determined that no one single criterion should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In evaluating an individual's "skills set," the committee considers a variety of factors, including, but not limited to, the potential nominee's background and education, his or her general business experience, and whether or not he or she has any experience in the banking industry. The Nominating and Corporate Governance Committee also considers whether a potential nominee resides or does business in the geographic areas in which we operate, and whether or not a potential nominee has had any prior experience serving on one of our subsidiary's boards of directors.

Nominees

Upon the recommendation of the Board's Nominating and Corporate Governance Committee, the Board has nominated six persons to the Board, all of whom are current members of the Board.

The nominees to the Board are as follows:

Anthony J. Agnone, Sr. Mr. Agnone, age 56, is the President of Eastern Athletic Services, a full-service organization providing pre-draft counseling, combine preparation, contract negotiations, financial, budget and tax planning, marketing and endorsement opportunities to professional football players, which Mr. Agnone founded in 1978. He has also been an adjunct member of the faculty of the University of Baltimore School of Law since 1997, a member of the Board of Directors of our subsidiary, Susquehanna Bank, since 1995, and a member of the Board of Directors of the Sports Lawyers Association since 1988. Mr. Agnone has served on the Board since 2008.

Bruce A. Hepburn. Mr. Hepburn, age 66, has been a certified public accountant since 1965 and has been self-employed as such since 1994 providing individuals and businesses in Lancaster County with financial management, individual income and estate tax planning, and individual retirement planning. He has served on the Board since 2002.

Scott J. Newkam. Mr. Newkam, age 58, was appointed to the Board effective as of the consummation of the merger with Community Banks, Inc. in 2007. Prior to the merger, he was a member of the Board of Directors of Community Banks, Inc. from 2003 to 2007. Since September 1999, Mr. Newkam had been the President and Chief Executive Officer of Hershey Entertainment & Resorts Company, a company which owns and operates resort and entertainment facilities in Hershey, Pennsylvania. From 1997 to September 1999, Mr. Newkam was Executive Vice President and Chief Operating Officer of the company. Mr. Newkam is a certified public accountant and has supervised and been actively involved in the preparation of financial statements. Mr. Newkam retired from Hershey Entertainment & Resorts Company on December 31, 2006.

M. Zev Rose. Mr. Rose, age 71, has been a practicing attorney in New Jersey since 1963. He is the president, a shareholder and a director of the law firm Sherman, Silverstein, Kohl, Rose & Podolsky, P.A. in Pennsauken, New Jersey. He has served on the Board since 2002.

Christine Sears. Mrs. Sears, age 53, was appointed to the Board effective as of the consummation of the merger with Community Banks, Inc. in 2007. Prior to the merger, she was a member of the Board of Directors of Community Banks, Inc. from 2005 to 2007. Mrs. Sears, a certified public accountant, is an Executive Vice President and the Chief Financial Officer of Penn National Insurance, a position to which she was appointed in 2007. She was Senior Vice President and Chief Financial Officer of Penn National Insurance from 1999 to 2007.

Roger V. Wiest. Mr. Wiest, age 68, has been a practicing attorney in Pennsylvania since 1965. He is the managing partner of the law firm Wiest, Muolo, Noon & Swinehart in Sunbury, Pennsylvania. He has served on the Board since 1992.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THE NOMINEES LISTED ABOVE.

Nominations by Shareholders

The Board's Nominating and Corporate Governance Committee has adopted a formal policy for shareholders to recommend nominees to the Board. Under that policy, the committee will review nominations made by shareholders and received by the committee prior to the date set as the deadline for submission of shareholder proposals for inclusion in the proxy statement for the applicable annual meeting. For example, nominations for the 2010 Annual Meeting must be received by the committee no later than November 27, 2009. The committee will evaluate and consider shareholder nominations using the same criteria as used for nominations submitted by company management or board members, as described above. In making the evaluation, the committee may seek additional information on the nominee from either the nominee or the shareholder making the nomination.

Our Bylaws provide that at each annual meeting, any holder of our common stock may make additional nominations for election to the Board. Each nomination must be made in accordance with our Bylaws and preceded by a notification made in writing and delivered or mailed to our President not less than 14 days prior to the annual meeting. The notification must contain the following information to the extent known by the notifying shareholder without unreasonable effort or expense:

- the name and address of each proposed nominee;
- the principal occupation of each proposed nominee;
- the total number of shares of our capital stock that will be voted by the notifying shareholder for the proposed nominee;

- the name and residential address of the notifying shareholder; and
- the number of shares of our capital stock owned by the notifying shareholder.

In the absence of instructions to the contrary, proxies will be voted in favor of the election of the Boards' nominees. In the event any of the nominees should become unavailable, the proxies will be voted for those substitute nominee(s) chosen by the Board. The Board has no knowledge that any of the nominees will be unavailable to serve.

Biographical Summaries of Current Directors and Nominees

The name and age of each current Director and each nominee, as well as his or her business experience (including principal occupation and the period during which he or she has served as our Director), are set forth in the following table:

Name	Age	Business Experience Including Principal Occupation for Past Five Years	Director Since	Present Term Expires
Anthony J. Agnone, Sr.(1)	56	President, Eastern Athletic Services (sports agency)	2008	2009
Bruce A. Hepburn(1)	66	Certified Public Accountant (sole proprietor)	2002	2009
Scott J. Newkam(1)	58	Retired Chairman, President and Chief Executive Officer, Hershey Entertainment & Resorts Company (entertainment and resorts company)	2007	2009
M. Zev Rose(1)	71	Attorney, President, Shareholder and Director, Sherman, Silverstein, Kohl, Rose & Podolsky (law firm)	2002	2009
Christine Sears(1)	53	Executive Vice President and Chief Financial Officer, Penn National Insurance (insurance company)	2007	2009
Roger V. Wiest(1)	68	Attorney and Partner, Wiest, Muolo, Noon & Swinehart (law firm)	1992	2009
Wayne E. Alter, Jr.	57	Chairman and Chief Executive Officer, DynaCorp, Inc. (real estate development and management company); Managing Member of each of Equinox Properties LLC, Fountain Vista, LLC, Quest One LLC, Kensington LLC, Collegiate Acres LLC, Black Rock Meadows, LLC and Kensington Commercial Center, LLC (real estate ownership and management companies); Former Managing Member of Crestwood Properties, LLC (real estate ownership and management company)	2001	2010
Donald L. Hoffman	67	President and Chief Executive Officer, Roy L. Hoffman & Sons, Inc. (meat processing, manufacturing, distribution and catering company)	2007	2010

Name	Age	Business Experience Including Principal Occupation for Past Five Years	Director Since	Present Term Expires
James A. Ulsh	62	Attorney and Shareholder, Mette, Evans & Woodside (law firm)	2007	2010
Dale M. Weaver	70	Retired President and Owner, New Holland Custom Woodwork, Inc. (millwork and furniture manufacturer)	2007	2010
William B. Zimmerman(2)	72	President and Chief Executive Officer, Zimmerman's Hardware & Supply Co., Inc. (hardware store)	2001	2010
Peter DeSoto	69	Chief Executive Officer, J.T. Walker Industries, Inc., parent holding company of M.I. Windows and Doors, Inc. (window and door manufacturer)	2007	2011
Eddie L. Dunklebarger	55	President and Chief Operating Officer, Susquehanna Bancshares, Inc.; President and Chief Executive Officer, Susquehanna Bank; former Chairman of the Board, President and Chief Executive Officer, Community Banks, Inc.	2007	2011
Guy W. Miller, Jr.	63	President and Chief Executive Officer, Homes by Keystone, Inc. (modular homes manufacturer)	1999	2011
Michael A. Morello	55	Owner, Stagecoach Investors, LLC (real estate development company) and Stardust Development Company, LLC (self-storage and real estate development company)	2006	2011
E. Susan Piersol	54	President and Owner, Piersol Development (residential home builder and real estate developer)	2004	2011
William J. Reuter	59	Chairman of the Board and Chief Executive Officer, Susquehanna Bancshares, Inc.; Chairman of the Board, Susquehanna Bank	1999	2011

(1) The Board's nominee for election at the Annual Meeting for a one year term.
(2) Will not be a member of the Board after May 8, 2009.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board. As part of its duties, the Board oversees our corporate governance for the purpose of creating long-term value for shareholders and safeguarding our relationships with our employees, customers, suppliers, creditors and the communities in which we do business. The Board considers the interests of all such parties when, together with our management, it sets our strategies and objectives. The Board also evaluates management's performance in pursuing and achieving those strategies and objectives.

The Board has adopted a Code of Ethics that outlines the principles, policies and laws that govern all of our activities and establishes guidelines for workplace conduct. The Code of Ethics applies to all of our Directors, officers and employees, including senior officers, and every Director, officer and employee is required to read and comply with the Code. You can find a copy of the Code of Ethics by visiting our website, *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Code of Ethics of Susquehanna Bancshares, Inc." A copy of the Code may also be obtained, free of charge, by written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Corporate Secretary. We intend to disclose amendments to, or Director and executive officer waivers from, the Code of Ethics, if any, on our website, or by filing a Form 8-K with the SEC to the extent required by NASDAQ listing standards.

The Board has also adopted Corporate Governance Guidelines applicable to each member of the Board. You can find a copy of the Corporate Governance Guidelines by visiting our website, *www.susquehanna.net*, and following the links to "Investor Relations," "Governance Documents," and "Corporate Governance Guidelines."

Board Meetings

The Board met 11 times during 2008. Each of the Directors attended at least 75% of the Board's meetings in 2008 and of the Board's committee meetings in 2008 on which he or she served, during the period that he or she served as a Director.

Our independent Directors met in executive session twice in 2008, without any management Directors or non-independent Directors in attendance.

All but two of our Directors attended last year's annual shareholders' meeting. The Board requires all of its members to attend all regularly scheduled Board meetings, as well as the annual shareholders' meeting. Exceptions are permitted for extenuating circumstances on a case-by-case basis. A Director's attendance record will be considered by the Nominating and Corporate Governance Committee in its nominating process.

Board Independence

The Board has determined that, except for Messrs. Reuter, Dunklebarger and Ulsh, all of its members are "independent" as defined under the listing standards for The NASDAQ Stock Market LLC. Mr. Reuter is our Chairman and Chief Executive Officer. Mr. Dunklebarger is our President and Chief Operating Officer. Mr. Ulsh is a shareholder in the law firm of Mette, Evans & Woodside, which was paid approximately $155,478 by Susquehanna for legal services in 2008. The Board believes that the NASDAQ independence requirements contained in the listing standards provide the appropriate standard for assessing director independence and uses the requirements in assessing the independence of each of its members. In making its determination with respect to the independence of each Director, the Board did not consider any transactions by our Directors that are approved under our written statement of policy with respect to related-party transactions as more fully described in the section of this Proxy Statement entitled "*Certain Relationships and Related Transactions*," unless such transaction resulted in a per se independence disqualification under the NASDAQ independence rules.

Board Committees

The Board maintains the following four standing committees:

Nominating and Corporate Governance Committee

Year Formed	Number of Meetings in 2008	Committee Members(1)	Functions Performed
2003	3	Wayne E. Alter, Jr. Donald L. Hoffman Michael A. Morello E. Susan Piersol Roger V. Wiest	• develop qualification criteria for Board members; • identify individuals qualified to become Board members; • recommend director nominees to the Board for each annual meeting of shareholders; and • develop and recommend to the Board corporate governance policies and procedures applicable to the company.

(1) Each Director who serves on the Nominating and Corporate Governance Committee is "independent" for purposes of the listing standards for The NASDAQ Stock Market LLC.

You can find a copy of our Nominating and Corporate Governance Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Nominating and Corporate Governance Committee of Susquehanna Bancshares, Inc."

Audit Committee

Year Formed	Number of Meetings in 2008	Committee Members(1)	Functions Performed
1987	8	Bruce A. Hepburn(2) Guy W. Miller, Jr. Scott J. Newkam(2) Christine Sears(2)	• meet with our independent accountants and review the scope and results of our annual audit; • review information pertaining to internal audits; • oversee that our management has: maintained the reliability and integrity of accounting policies, financial reporting and disclosure practices; established and maintained processes to assure an adequate system of internal control; and established and maintained processes to assure compliance with applicable laws, regulations and corporate practices; • meet with the Board on a regular basis to report the results of its reviews; • select the independent accountants and review periodically their performance and independence from management; • review and approve our Internal Audit Plan; • periodically meet privately with our independent accountants, senior management and our General Auditor; and • review and approve transactions between us and related parties.

(1) Each Director who serves on the Audit Committee is "independent" for purposes of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 4200(a)(15) of the listing standards for The NASDAQ Stock Market LLC.
(2) The Board has determined that Bruce A. Hepburn, Scott J. Newkam and Christine Sears each are an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

You can find a copy of our Audit Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Audit Committee of Susquehanna Bancshares, Inc."

Compensation Committee

Year Formed	Number of Meetings in 2008	Committee Members(1)	Functions Performed(2)
1987	7	Anthony J. Agnone, Sr. Wayne E. Alter, Jr. Bruce A. Hepburn Michael A. Morello	• review and approve key executive salaries and salary policy; • with respect to our Chief Executive Officer, determine the salary and criteria for that office; • administer our equity compensation plans; • approve participants in our Executive Deferred Income Plan; • review and approve the design of any new supplemental compensation programs applicable to executive compensation; and • evaluate and review with our Chief Risk Officer the incentive compensation arrangements in place with executives of the company to ensure that such arrangements do not encourage unnecessary or excessive risk taking.

(1) Each Director who serves on the Compensation Committee is "independent" for purposes of the listing standards for The NASDAQ Stock Market LLC and is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.
(2) Please refer to the "*Compensation Discussion and Analysis*" section below for greater detail regarding the scope of authority of the Compensation Committee and the role of others in our organization, such as our management, play in determining compensation levels.

You can find a copy of our Compensation Committee Charter by visiting our website at *www.susquehanna.net* and following the links to "Investor Relations," "Governance Documents," and "Charter of the Compensation Committee of Susquehanna Bancshares, Inc."

Executive Committee

Year Formed	Number of Meetings in 2008	Committee Members(1)	Functions Performed
2007	1	Wayne E. Alter, Jr. Bruce A. Hepburn Michael A. Morello M. Zev Rose William J. Reuter Roger V. Wiest	• discuss, analyze and consult with the Chief Executive Officer on issues related to the business affairs of the company, including, without limitation, strategic planning, mergers and acquisitions, human resources and banking matters.

(1) Each Director who serves on the Executive Committee is "independent" for purposes of the listing standards for The NASDAQ Stock Market LLC, except for Mr. Reuter, our Chief Executive Officer.

Shareholder Communications with the Board

A shareholder who wishes to communicate with the Board may do so by sending his or her correspondence to William J. Reuter, Chairman, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Board of Directors. Mr. Reuter will forward such correspondence to the Board's Nominating and Corporate Governance Committee. Typically, Mr. Reuter will not forward to the Board communications from our shareholders that are of a personal nature or are not related to the duties and responsibilities of the Board.

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2005 EQUITY COMPENSATION PLAN

The Proposal

We currently maintain the Susquehanna Bancshares, Inc. 2005 Equity Compensation Plan (the "2005 Plan"), which was originally effective on May 17, 2005 upon approval by our shareholders. On February 27, 2009, our Board of Directors unanimously approved an amendment and restatement of the 2005 Plan to increase the total number of shares of common stock reserved and available for issuance under the 2005 Plan from 2,000,000 shares to 3,500,000 shares (i.e., an increase of 1,500,000 shares; provided that no more than 1,000,000 shares of the foregoing 1,500,000 proposed share increase shall be used to grant full value awards under the 2005 Plan), add a "net exercise" feature, eliminate the provision of the 2005 Plan which adds back shares used to satisfy applicable tax withholding requirements to the pool of shares reserved and available for issuance under the 2005 Plan, eliminate the availability of phantom stock appreciation rights as awards under the 2005 Plan and eliminate the provision of the 2005 Plan which provides for certain automatic option grants to non-employee directors to purchase 2,250 shares of our common stock. The amendment and restatement of the 2005 Plan was approved by our Board of Directors subject to shareholder approval and accordingly, our Board has directed that the amendment and restatement of the 2005 Plan be submitted to our shareholders for approval at the Annual Meeting.

As of December 31, 2008, the 2005 Plan had 2,000,000 shares of our common stock available for issuance to employees and directors of Susquehanna and its subsidiaries who are eligible to participate in the plan. As of December 31, 2008, there were 530,353 shares of our common stock remaining for issuance under the 2005 Plan. Outstanding awards under the 2005 Plan will continue to be governed by the terms of 2005 Plan until exercised, expired or otherwise terminated or cancelled. As of December 31, 2008, taking into account awards made under the 2005 Plan and the Susquehanna Bancshares, Inc. Equity Compensation Plan (under which no further grants can be made), the company had 2,360,000 stock options outstanding with a weighted average exercise price of $22.37 and a weighted average remaining term of 6.5 years, and 1,371,000 full value awards outstanding. No new awards will be granted under the 2005 Plan between February 27, 2009 and the Annual Meeting, except for anticipated grants of up to 266,853 shares for awards to members of our executive management team. If our shareholders do not approve the amendment and restatement of the 2005 Plan at the Annual Meeting, the amendment and restatement of the plan will not become effective, and the number of shares reserved and available for issuance under the 2005 Plan will not be increased. Our Board of Directors believes that the 2005 Plan furthers our compensation strategy. Our ability to attract, retain and motivate top quality employees and directors is material to the company's success. Our Board of Directors believes that our interests and the interests of our shareholders are advanced by our ability to offer our employees and directors the opportunity to acquire or increase their proprietary interests in the company by granting them awards under the 2005 Plan. Accordingly, our Board of Directors believes that the availability of an additional 1,500,000 shares under the 2005 Plan (subject to the limitation that no more than 1,000,000 shares of the foregoing increase shall be used to grant full value awards under the 2005 Plan) will ensure that we can continue to achieve our compensation strategy. Shareholder approval of the amendment and restatement of the 2005 Plan is necessary: (i) to meet The NASDAQ Stock Market LLC listing requirements; (ii) for incentive stock options to meet the requirements of the Internal Revenue Code of 1986, as amended (the "Code"); and (iii) so that compensation attributable to grants and bonus awards under the 2005 Plan may qualify for an exemption from the $1 million deduction limit under section 162(m) of the Code (see discussion of "*Federal Income Tax Consequences under the 2005 Equity Compensation Plan*" below). In connection with our participation in the Capital Purchase Program (the "CPP"), we are subject to certain restrictions under the Emergency Economic Stabilization Act of 2008 as amended by the American Recovery and Reinvestment Act of 2009, which modify the deduction limit under section 162(m) of the Code and reduce the annual exemption from $1 million to $500,000. This limit is applicable as long as the U.S. Department of the Treasury (the "Treasury") holds an equity or debt position in Susquehanna under the CPP.

The material terms of the amended and restated 2005 Plan are summarized below. A copy of the full text of the 2005 Plan is attached to this proxy statement as Annex A. This summary of the 2005 Plan is not intended to be a complete description of the 2005 Plan and is qualified in its entirety by the actual text of the 2005 Plan to which reference is made.

The proposal requires the affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting for its approval.

Our Board of Directors unanimously recommends that you vote "FOR" approval of the amendment and restatement of the 2005 Plan.

Description of the 2005 Equity Compensation Plan

General

The 2005 Plan provides that the maximum aggregate number of shares of our common stock with respect to which grants may be made to any individual during any calendar year is 450,000 shares, subject to adjustment as described below. Shareholder approval of this proposal will also constitute a reapproval of the foregoing 450,000 share limitation for purposes of section 162(m) of the Code. The share limitation will assure that any deductions to which we would otherwise be entitled, either upon the exercise of stock options or stock appreciation rights granted under the 2005 Plan with an exercise price per share equal to the fair market value of a share of our common stock on the grant date or upon the subsequent sale of the shares purchased under those options or issued upon exercise of those stock appreciation rights, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under section 162(m) of the Code. As noted above, pursuant to our participation in the CPP, the deduction limit under section 162(m) of the Code is reduced from $1 million to $500,000.

If and to the extent stock options or stock appreciation rights granted under the 2005 Plan terminate, expire, or are cancelled, forfeited, exchanged or surrendered without having been exercised or if and to the extent any restricted stock or restricted stock units are forfeited or terminated or otherwise not paid in full, the shares subject to such grants shall again be available for issuance under the 2005 Plan. Shares of our common stock surrendered in payment of the option price of a stock option, and shares of our common stock withheld or surrendered for payment of taxes, shall not be available for re-issuance under the 2005 Plan. If stock appreciation rights are granted, the full number of shares subject to the stock appreciation rights shall be considered issued under the 2005 Plan, without regard to the number of shares issued upon exercise of the stock appreciation rights and without regard to any cash settlement of the stock appreciation rights. To the extent that a grant of restricted stock units is to be paid in cash, and not in shares of our common stock, such grants shall not count against the share limits described above.

Administration of the 2005 Plan

The 2005 Plan will be administered and interpreted by a committee of the Board which will consist of not less than two persons appointed by the Board from among its members who are "non-employee directors" of Susquehanna as defined in Rule 16b-3 of the Exchange Act and who may, to the extent that the Board deems necessary to comply with section 162(m) of the Code, also be an "outside director" as that term is defined in regulations under section 162(m) of the Code (the "Committee"). The Committee has the authority to determine:

- the persons to whom awards are to be granted under the 2005 Plan;
- the type, size and terms of the awards;
- the time when the awards are to be granted; and
- any other matters arising under the 2005 Plan.

The 2005 Plan forbids repricing of options without shareholder approval.

Grants

Incentives under the 2005 Plan consist of incentive stock options, non-qualified stock options, restricted stock grants, restricted stock unit grants, dividend equivalents on restricted stock unit grants and stock appreciation rights (hereinafter collectively referred to as "grants"). Each grant is subject to the terms and conditions set forth in the 2005 Plan and to those other terms and conditions consistent with the 2005 Plan as the Committee deems appropriate and specifies in the written agreement memorializing the grant (the "Grant Letter").

Eligibility for Participation

Employees and directors of Susquehanna and its subsidiaries are eligible to participate in the 2005 Plan. All of Susquehanna's employees (including all of its executive officers) as well as all of its directors are eligible to participate in the 2005 Plan. However, future benefits to directors and executive officers of Susquehanna under the 2005 Plan cannot currently be determined. After receiving recommendations from the management of Susquehanna, the Committee will select the persons to receive grants and will determine the number of shares of common stock subject to a particular grant. No grantee may receive options, stock appreciation rights, restricted stock units or restricted stock awards for more than 450,000 shares of common stock for any calendar year.

Granting of Options

General. The Committee may grant options qualifying as incentive stock options ("ISOs") within the meaning of section 422 of the Code and/or other stock options ("NQSOs") in accordance with the terms and conditions set forth in the 2005 Plan, or any combination of ISOs or NQSOs.

Term, Purchase Price, Vesting and Method of Exercise of Options. The exercise price of any stock option granted under the 2005 Plan will not be less than the fair market value of a share of our common stock on the date the option is granted.

The Committee may determine the option exercise period for each option; provided, however, that the exercise period may not exceed ten (10) years from the date of grant. The Committee has discretion to accelerate the exercisability of any option at any time for any reason, including upon a Change of Control of Susquehanna (within the meaning of such term under the 2005 Plan as described below). Unless otherwise provided in the Grant Letter, each option shall fully vest upon the earliest of:

- the grantee's normal retirement date;
- five years from the date of the grant;
- the grantee's death or disability (within the meaning of Susquehanna's long-term disability program); and
- a Change of Control of Susquehanna.

A grantee may exercise an option by delivering notice of exercise to the Secretary of Susquehanna with accompanying full payment of the option price. Generally, payment of the option price may be made in cash or, with the Committee's consent, by delivering shares of our common stock already owned by the grantee and having a fair market value on the date of exercise equal to the option price, or with a combination of cash and shares. In addition, a grantee may exercise an option pursuant to a net exercise procedure pursuant to which a portion of the shares otherwise issuable upon the exercise of the option are automatically withheld by the company and applied to the payment of the aggregate option price for the gross number of shares for which the option is exercised and the satisfaction of the federal and state income and employment withholding taxes applicable to such exercise. The grantee must pay the option price and the amount of withholding tax due, if any, at the time of exercise. Shares of our common stock will not be issued or transferred upon exercise of the option until the option price and the withholding obligation are fully paid.

Stock Appreciation Rights

The Committee may grant stock appreciation rights ("SARs") in tandem with a stock option, for all or a portion of the applicable stock option, to any grantee. Upon a grantee's exercise of a SAR, the grantee receives in settlement of such SAR a number of shares of common stock with a fair market value equal to the difference between the fair market value of the common stock underlying the SAR on the date of grant and the fair market value of the common stock underlying the SAR on the date of exercise.

Effects of Termination of Service with Susquehanna

Generally, unless provided otherwise in the Grant Letter, the right to exercise any option or SAR terminates 90 days following termination of the grantee's relationship with Susquehanna for reasons other than death or disability. If the grantee's relationship with Susquehanna terminates due to death or disability, unless provided otherwise in a Grant Letter, the right to exercise an option or SAR will terminate the earlier of one year following such termination or the original expiration date.

Restricted Stock Grants

The Committee may grant restricted shares of common stock (a "Restricted Stock Grant") pursuant to the 2005 Plan subject to restrictions or no restrictions. If a grantee's employment terminates during the period designated in the Grant Letter as the period during which the shares are restricted (the "Restriction Period"), the shares will be forfeited. During the Restriction Period, a grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of common stock to which such Restriction Period applies, except to a successor grantee in the event of the grantee's death.

Restricted Stock Units

The Committee may grant restricted stock units ("Restricted Stock Units") to grantees under the 2005 Plan and may grant dividend equivalents in connection with the grant of Restricted Stock Units. A Restricted Stock Unit is a contractual promise to issue a Grantee shares at a later date. The Committee may make grants of Restricted Stock Units to eligible grantees in such amounts and upon such terms as the Committee determines and sets forth in a Grant Letter. A grant of Restricted Stock Units may be settled in common stock, cash, or in any combination of common stock and/or cash; provided, however, that a determination to settle an award of Restricted Stock Units in whole or in part in cash shall be made only with approval of the Committee. Dividend equivalents entitle the Grantee to receive amounts equal to ordinary dividends that are paid on the shares of common stock underlying a grant while the grant is outstanding. The Committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of additional Restricted Stock Units. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The terms and conditions of dividend equivalents will be determined by the Committee. In no event shall the Committee grant dividend equivalents based on the dividends declared with respect to shares of common stock subject to Options or SARs.

Amendment and Termination of the 2005 Equity Compensation Plan

Our Board of Directors may amend or terminate the 2005 Plan at any time, provided however, that any amendment that increases the aggregate number (or individual limit for any grantee) of shares of common stock that may be issued or transferred under the 2005 Plan, or modifies the requirements as to eligibility for participation, will be subject to approval by the shareholders of Susquehanna. No ISOs may be granted after the date which is ten (10) years from the effective date of the 2005 Plan (or, if shareholders approve an amendment that increases the number of shares reserved for issuance upon the exercise of ISOs granted pursuant to the 2005 Plan (including the increase that is the subject of this proposal), ten (10) years from the date of the amendment). Thereafter, the 2005 Plan will remain in effect for the purposes of grants other than ISOs, unless and until otherwise determined by our Board of Directors.

Change of Control of Susquehanna

In the event of a Change of Control of Susquehanna, the Committee has discretion to accelerate the vesting of any or all outstanding grants. A Change of Control of Susquehanna will be deemed to have taken place if:

- any person or group (except for Susquehanna or any employee benefit plan of Susquehanna or of any affiliate) shall become the beneficial owner in the aggregate of 20% or more of the equity of Susquehanna then outstanding;

- any person or group purchases substantially all of the assets of Susquehanna;
- Susquehanna is liquidated or dissolved;
- at least a majority of the Board at any time does not consist of individuals who were elected, or nominated for election, by directors in office at the time of such election or nomination; or
- Susquehanna merges or consolidates with any other corporation and is not the surviving corporation.

To the extent not exercised in connection with a transaction where Susquehanna is not the survivor (or survives only as a subsidiary of another company), all vested options and SARs will terminate and all restrictions on Restricted Stock Grants and Restricted Stock Units will lapse, upon closing of that Change of Control.

Federal Income Tax Consequences under the 2005 Equity Compensation Plan

The federal income tax consequences of grants under the 2005 Plan will depend on the type of grant. The following description provides only a general description of the application of federal income tax laws to grants under the 2005 Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to grantees, as the consequences may vary with the types of grants made, the identity of the grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the grantees' standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of our common stock or payment of cash under the 2005 Plan. Future appreciation on shares of our common stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of our common stock are sold. The tax rate applicable to capital gain will depend upon how long the grantee holds the shares. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the grantee, and we will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

- If shares of our common stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses, unless the grantee makes a special election to accelerate taxation under section 83(b) of the Code.
- If an employee exercises a stock option that qualifies as an ISO, no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of our common stock acquired upon exercise of the stock option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements, the employee will recognize ordinary income to the extent of the difference between the fair market value of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and we will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition.
- A grant may be subject to a 20% tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Code and the requirements of section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer or any of its four other most highly compensated officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. We intend that options and SARs granted under the 2005 Plan will be qualified performance-based compensation. As noted above, pursuant to our participation in the CPP the deduction limit under section 162(m) of the Code is reduced from $1 million to $500,000.

We have the right to require that grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a grantee an amount necessary to satisfy these obligations. The Committee may permit a grantee to satisfy our withholding obligation with respect to grants paid in shares of our common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2005 EQUITY COMPENSATION PLAN.

ADVISORY NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Proposal

As a participant in the CPP, we are required under the American Recovery and Reinvestment Act of 2009 to include in this Proxy Statement and present at the Annual Meeting, a non-binding advisory shareholder vote to approve the compensation of our executives as disclosed in this Proxy Statement pursuant to the compensation rules of the Securities and Exchange Commission. Such a proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse Susquehanna's executive compensation as described in the Compensation Discussion and Analysis and the tabular disclosure regarding executive officer compensation, together with the accompanying narrative disclosure in this Proxy Statement. Accordingly, shareholders of the Company are being asked to approve the following resolution:

"RESOLVED, that the shareholders approve the compensation of executive officers as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation, together with the accompanying narrative disclosure, in this Proxy Statement."

As provided under the American Recovery and Reinvestment Act of 2009, this vote will not be binding on the Board or the Compensation Committee and may not be construed as overruling a decision by the Board of Directors or the Compensation Committee or create or imply any additional fiduciary duty on the Board. Nor will it affect any compensation paid or awarded to any executive. The Compensation Committee and the Board may, however, take into account the outcome of the vote when considering future executive compensation arrangements. The purpose of our compensation policies and procedures is to attract and retain experienced, highly qualified executives critical to our long-term success and enhancement of shareholder value.

The proposal requires the affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting for its approval.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL, IN A NON-BINDING ADVISORY VOTE, OF SUSQUEHANNA'S EXECUTIVE COMPENSATION AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION, TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE, IN THIS PROXY STATEMENT.

ANNUAL AUDIT INFORMATION

Report of the Audit Committee

On February 26, 2009, the Audit Committee reviewed Susquehanna's audited financial statements and met with both management and PricewaterhouseCoopers LLP, Susquehanna's independent accountants, to review and discuss those financial statements. Management has the primary responsibility for Susquehanna's financial statements and the overall reporting process, including Susquehanna's system of internal controls. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee received from and discussed with PricewaterhouseCoopers LLP the written disclosure and the letter required by Public Company Accounting Oversight Board ("PCAOB") Rule 3526 (Communications with Audit Committees Concerning Independence). These items relate to that firm's independence from Susquehanna. The Audit Committee also considered whether the provision of non-audit services by PricewaterhouseCoopers LLP was compatible with the maintenance of PricewaterhouseCoopers LLP's independence. The Audit Committee also discussed with PricewaterhouseCoopers LLP any matters required to be discussed by PCAOB Auditing Standard AU 380 (Communication with Audit Committees).

Based on these reviews and discussions, the Audit Committee recommended to the Board that Susquehanna's audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Susquehanna Bancshares, Inc. Audit Committee:

Bruce A. Hepburn, Chairman
Guy W. Miller, Jr.
Scott J. Newkam
Christine Sears

Summary of Pre-Approval Policy for Audit and Non-Audit Services

The Audit Committee of the Board is responsible for the appointment, compensation and oversight of the work of the independent auditor. This responsibility includes, but is not limited to, evaluating the independence of the independent auditor in the performance of audit and non-audit related services to Susquehanna and pre-approving the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from Susquehanna. Accordingly, the Audit Committee has adopted, and the Board has ratified, a Pre-Approval Policy for Audit and Non-Audit Services (the "Policy"), which sets forth the procedures and the conditions pursuant to which services proposed for performance by the independent auditor may be pre-approved.

Proposed services either may be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"); or require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee believes that the combination of these two approaches results in an effective and efficient procedure to pre-approve services performed by the independent auditor. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are established annually by the Audit Committee.

The Audit Committee takes additional measures on an annual basis to meet its responsibility to oversee the work of the independent auditor and to assure the auditor's independence from Susquehanna, such as reviewing a formal written statement from the independent auditor delineating all relationships between the independent auditor and Susquehanna, consistent with Independence Standards, and discussing with the independent auditor its methods and procedures for ensuring independence.

Fees Billed by Independent Accountants to Susquehanna

The aggregate fees billed to Susquehanna by PricewaterhouseCoopers LLP for each of the fiscal years ended December 31, 2008 and 2007, respectively (all of which were approved by the Audit Committee), are set forth in the table below:

	For the Fiscal Year Ended December 31, 2008	For the Fiscal Year Ended December 31, 2007
Audit Fees(1)	$1,150,000	$1,050,000
Audit-Related Fees(2)	632,800	596,415
Tax Fees(3)	396,000	371,110
All Other Fees	—	—

(1) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2008	2007
• Audits of Financial Statements	$710,000	$610,000
• Audits of Financial Statements (Section 404)	300,000	300,000
• Statutory Audits	55,000	55,000
• Consents	10,000	10,000
• Assistance with and Review of Documents Filed with the SEC	75,000	75,000

(2) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2008	2007
• Accounting Consultations and Audits in Connection with Acquisitions	$315,000	$371,415
• Attest Services Not Required by Statute or Regulation (primarily securitization-related)	169,800	200,000
• Consultation Concerning Financial Accounting and Reporting	148,000	25,000

(3) Includes the following aggregate fees billed by PricewaterhouseCoopers LLP for the services and time periods indicated:

	2008	2007
• Tax Compliance	$153,000	$224,255
• Tax Planning	125,000	130,955
• Tax Advice	118,000	15,900

The Audit Committee has considered whether the provision of the non-audit services described above is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Executive Summary

To continue to fuel Susquehanna's loan growth and further enhance our well-capitalized status, in December 2008, we completed the sale of $300 million in preferred shares to the Treasury through the CPP established under the Emergency Economic Stabilization Act of 2008. Among others, one requirement to complete this capital infusion was that each of our named executive officers agree to government-specified terms that restrict their compensation and provide for the recovery of compensation under certain circumstances. In taking this step, the executive officers accepted the potential that their previously-agreed-upon employment contracts would be altered in ways that are unfavorable to them. The American Recovery and Reinvestment Act of 2009 was enacted on February 17, 2009 and amends certain provisions of the Emergency Economic Stabilization Act of 2008 related to the restrictions on the compensation that may be paid to certain of our executives. The Treasury is expected to issue guidance regarding these restrictions and the Compensation Committee of our Board of Directors has deferred any decision regarding 2009 executive compensation pending the issuance of that guidance.

Our Compensation Committee has met several times in the last two quarters of 2008 and the first quarter of 2009 to discuss 2008 performance for purposes of determining 2009 executive compensation. While no final decision has been made, the Compensation Committee has been evaluating a number of factors – including economic conditions and company-specific initiatives – that place substantial additional demands and responsibilities on our executive officers, as well as the limitations on executive compensation associated with our participation in the CPP. Also, during the final quarters of 2007 and 2008, Susquehanna changed substantially. With the acquisition of Community Banks, Inc. in November 2007, we expanded in size by more than 40%, leading to a significant increase in the scope of the management responsibilities of our executive officers. In 2008, we engaged in a major initiative named "Create a More Efficient Organization" ("CAMEO") to consolidate our three banking affiliates into a single commercial bank with a standard menu of products and prices. The CAMEO initiative required sophisticated development strategies and strong leadership by our executive officers for successful implementation. The consolidation was completed in October 2008, and is expected to generate an annual savings of approximately $20 million beginning in 2009.

Considering these changes and taking into account the new peer group which resulted from the merger with Community Banks, Inc. and is listed below, the Compensation Committee is considering setting base salaries between the 50th – 70th percentiles on average. The Compensation Committee has deferred making a final decision pending the issuance of guidance by the Treasury with respect to the additional executive compensation restrictions applicable under the CPP. Further, in connection with our participation in the CPP, our executive compensation program will be reviewed annually to ensure that it does not encourage executives to engage in excessive risk-taking. While this review was added and conducted in compliance with CPP requirements, its goal is consistent with Susquehanna's track record of conservative financial management, strong credit quality, and fiscally responsible lending practices.

Our Named Executive Officers

Our named executive officers for 2008 were Messrs. Reuter, Hostetter, Dunklebarger, Quick and Francis. The compensation of Messrs. Reuter, Hostetter, Dunklebarger and Quick, each as an executive officer of Susquehanna, is determined by our Compensation Committee with input from Mr. Reuter regarding the individual performance of Messrs. Hostetter, Dunklebarger and Quick. The compensation of Mr. Francis, President and Chief Executive Officer of Valley Forge Asset Management Corp., our wholly owned subsidiary, is also determined by our Compensation Committee but based largely on the recommendations of the Valley Forge Board of Directors with input from Mr. Reuter and Mr. Hostetter. The Valley Forge Board of Directors is comprised of nine individuals, including Messrs. Reuter, Dunklebarger and Francis. Mr. Francis does not play a role in the determination of his own compensation.

Compensation Philosophy and Components of Executive Compensation

Susquehanna's executive compensation program is designed to be closely linked to corporate performance and returns to shareholders. Valley Forge's executive compensation program is designed to be closely linked to Valley Forge's profitability and investment performance. Annually, the Compensation Committee conducts a review of our executive compensation program and Valley Forge's program to the extent applicable.

The key components of our executive compensation consist of base salary and cash and equity incentives. While each element of compensation described below is considered separately, the Compensation Committee takes into account the aggregate present value of the compensation package for each of our named executive officers, including pension benefits, severance plans, insurance and other benefits and compares that package to those in place for the named executive officers at comparable companies, as described in more detail under "*Benchmarking and Other Analysis*" below. In considering how the aggregate compensation package for each of our named executive officers compares to that of the named executive officers of comparable companies, the Compensation Committee considers the overall performance of those comparable companies vis-à-vis Susquehanna's overall performance for the period in question. For 2008, the Committee's overall goals were to incentivize and motivate our employees taking into account the challenging economic times.

Benchmarking and Other Analysis

The Compensation Committee oversees several analyses relating to the company's executive compensation practices and considers these analyses in making decisions related to executive compensation as well as potential program designs. Analyses may include, but are not limited to: annual benchmarking reviews, pay-for-performance analyses, and assessment of incentive compensation to ensure that it does not encourage excessive or unnecessary risk-taking.

Competitive Benchmark Analysis

The Committee understands the importance of ensuring a competitive total compensation package that enables the company to attract and retain a strong leadership team. The Compensation Committee believes that our most direct competitors for executive talent are not necessarily the companies that would be included in a peer group established for comparing shareholder returns. Successful executives in the banking industry have a broad range of opportunities in the financial services industry generally, either with larger or smaller institutions, or with related industry groups or unrelated industry groups in some instances (a chief financial officer, for example). The Compensation Committee's annual compensation reviews permit an ongoing evaluation of the link between our performance and executive compensation in this greater context. A key source of information used by the Committee is a comprehensive benchmarking analysis of all elements of executive total compensation, by component and in the aggregate. In conducting its deliberations, the Compensation Committee makes use of an executive compensation analysis prepared by Pearl Meyer & Partners ("PM&P"), a nationally recognized executive compensation consultant that serves as independent advisor to the Compensation Committee.

The Committee reviews the "competitive market" using a number of data sources reflecting industry practices of other banks similar in asset size. A primary data source used in setting the competitive market for the named executives officers is the information publicly disclosed by a peer group of other publicly traded banks. This peer group is reviewed annually and updated as appropriate to take into account changes in the size, scope and business focus of Susquehanna and the peer institutions. As a result of the completion of the Community Banks, Inc. merger, PM&P updated the company's peer group in 2008 to include 21 commercial banks with assets between $9 billion and $22 billion, with median assets of $13 billion (the size of Susquehanna). The peer group proposed by PM&P and approved by the Compensation Committee consisted of the following companies:

Associated Banc-Corp (ASBC)
BOK Financial Corporation (BOKF)
Webster Financial Corporation (WBS)
Commerce Bancshares, Inc. (CBSH)
First Citizens Bancshares, Inc. (FCNCA)
TCF Financial Corporation (TCB)
Fulton Financial Corporation (FULT)
City National Corporation (CYN)
Cullen/Frost Bankers, Inc. (CFR)
South Financial Group, Inc. (TSFG)
Citizens Republic Bancorp, Inc. (CRBC)
BancorpSouth, Inc. (BXS)
Valley National Bancorp (VLY)
Sterling Financial Corporation (STSA)
East West Bancorp, Inc. (EWBC)
Wilmington Trust Corporation (WL)
International Bancshares Corporation (IBOC)
Whitney Holding Corporation (WTNY)
FirstMerit Corporation (FMER)
Wintrust Financial Corporation (WTFC)
National Penn Bancshares, Inc. (NPBC)

In addition to the proxy peer group, PM&P includes several other sources of data related to compensation practices. Data is provided from national banking surveys as well a database of national banking compensation data. In all cases, data reflects banks of similar asset size. Further, as part of its competitive review, the Compensation Committee relates our pay and performance, relative to internal goals and industry/peer practices. As needed, the Compensation Committee seeks to understand emerging and best practices related to executive compensation, through its consultant and other association or educational sources.

Risk Assessment

In accordance with the applicable requirements of the CPP, the Compensation Committee also evaluated and reviewed with Edward J. Wydock, our Chief Risk Officer, the incentive compensation arrangements in place with our named executive officers. The Compensation Committee concluded that the overall structure of Susquehanna's incentive compensation arrangements, including short-term (annual cash incentive) and long-term (restricted stock and non-qualified stock options), does not encourage the taking of unnecessary or excessive risks by the executives.

To reach this conclusion, the Compensation Committee reviewed and considered the risks inherent in the company's incentive plans and the features of those plans that control or mitigate those risks. Specifically, the Committee determined that Susquehanna's incentive plans include provisions that require minimum standards of participant performance, prior approvals by the Compensation Committee of all participants in the plans, objective goal-setting and both quantitative and qualitative measures of executive achievement, the ability of the Compensation Committee to modify, amend or discontinue any of the terms or conditions of the incentive plans if the Compensation Committee determines this course of action is necessary or appropriate to serve the best interests of the company, and the ability of the company to recover payment of any or all forms of incentive compensation from the executives should the award be based on information subsequently found to be inaccurate.

The Compensation Committee also reviewed the contracts of each named executive along with the goals of the executives and concluded that there were no contractual provisions that would incent the executives to take unnecessary or excessive risks, and that the goals of each executive were appropriate for their position and that the goals for each executive would not require the taking of unnecessary or excessive risks for attainment. The Compensation Committee noted that the named executives have entered into agreements which require repayment of any incentive compensation award based on inaccurate information, and prohibit golden parachute payments during the period the Treasury holds an equity position in Susquehanna. The Compensation Committee concluded that the ability to recover incentive awards and the prohibition on golden parachute payments deter any behavior that is not in the company's best interests.

Susquehanna's Chief Risk Officer also discussed with the Compensation Committee, in general, the risks facing the company as identified through the company's corporate risk assessment process. While the company faces significant credit and interest rate risk, none of the risks were considered unnecessary or excessive, nor attributable to the acts of any of the named executive officers, but the result of the tumultuous economic times facing all financial institutions.

The Compensation Committee certifies that it has reviewed with the Chief Risk Officer the incentive compensation arrangements of the named executive officers and has made reasonable efforts to ensure that such arrangements do not encourage the named executives to take unnecessary or excessive risks that threaten the value of Susquehanna. The Compensation Committee will repeat this process annually so long as the Treasury holds any of Susquehanna's securities under the CPP. In accordance with the applicable requirements of the CPP, the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, upon the issuance of guidance by the Securities and Exchange Commission, our chief executive officer and chief financial officer will provide a written certification of our compliance with the requirements of the Emergency Economic Stabilization Act of 2008, as amended, to the SEC in our annual filings required under the federal securities laws.

Base Salaries

Base salaries for our named executive officers were set pursuant to their employment agreements but may be increased annually at or around the beginning of our fiscal year if so determined by the Compensation Committee pursuant to the Compensation Committee's compensation review policies as described in this Compensation Discussion and Analysis.

Equity Awards

As described in the proxy statement for our 2008 annual meeting, based on a PM&P study conducted in 2007, the Compensation Committee determined that long-term incentives in the form of additional equity grants for our named executive officers were necessary to make us competitive with the equity grants provided to the named executive officers of comparable companies (based on size). On February 27, 2008, the Compensation Committee approved discretionary grants of non-qualified stock options and restricted shares to our named executive officers under our 2005 Equity Compensation Plan. Detailed information about the grants is contained in the "*Grants of Plan-Based Awards*" table below.

Susquehanna Incentive Plan

The Susquehanna Incentive Plan became effective January 1, 2008, and has both a cash incentive component available to all participants and an equity incentive component that is only available to a select group. The Susquehanna Incentive Plan operates on a calendar year schedule.

The objectives of the Susquehanna Incentive Plan are to:

- align executives, management and employees with our strategic plan and critical performance goals;
- encourage teamwork and collaboration across all of our areas;
- motivate and reward achievement of core performance objectives;
- provide payouts commensurate with our performance;
- provide competitive total compensation opportunities;

- enable us to attract, motivate and retain talented employees; and
- create a program that is simple and easy to understand and administer.

The Compensation Committee approves all participants in the Susquehanna Incentive Plan. Select key executives are eligible to participate in the Susquehanna Incentive Plan based on their role in the organization. In general, participation in the plan includes management-level employees and employees whose job function is tied to responsibility for the revenue of the company and customer service. Other criteria for participation include the following:

- individuals must be employed by October 31 to be eligible to participate in the Susquehanna Incentive Plan for the plan year;
- a participant must have received a performance rating of "satisfactory" or better for the year and remain in good standing throughout the year; and
- a participant must be an active employee as of the award payout date to receive an award.

Cash Incentive Component. Cash incentive awards are paid out within the first two and one-half months following year-end. Each participant in the Susquehanna Incentive Plan is assigned a specific-target cash incentive award, based on his or her role and competitive market practice. The target incentive awards reflect the award to be paid for meeting predefined performance goals. Awards are defined as a percentage of base salary. Actual awards can range from 0% to 150% of target, depending on performance. Threshold performance will pay out at 50% of target and achieving stretch performance can result in awards of up to 150% of target. Performance below the threshold level will result in no payout. Within the formula under the Susquehanna Incentive Plan, the Compensation Committee has the discretion to take into account circumstances that may have affected performance as to any particular participant.

Performance measures fall into the following four categories: corporate/SBI; affiliate; region/function/unit; and individual. Each participant has predefined performance goals in one or more of these categories. The specific allocation of goals is determined based on the participant's role and key area of contribution. The weighting for these performance measures will be allocated across the goals to reflect focus and allocation of incentive awards. Mr. Reuter sets the goals for Messrs. Dunklebarger, Hostetter, Francis and Quick in consultation with the executives. Mr. Reuter's goals are reviewed and discussed with the Compensation Committee.

Our 2008 corporate goals were earnings-per-share growth and tangible return on equity, and are shown below in the following table. These goals are net of all incentives paid so we must achieve higher earnings per share and tangible return on equity to fund the Susquehanna Incentive Plan.

	Threshold 50% Payout	Target 100% Payout	Stretch 150% Payout
Tangible return on equity	18.0%	19.0%	20.0%
Earnings per share	$1.52	$1.62	$1.72

On September 25, 2008, based upon the recommendation of management, the Compensation Committee and the Board of Directors approved the elimination of the cash component of the Susquehanna Incentive Plan for all participants during the fiscal year ending December 31, 2008. This decision was based upon the determination that, given the current market conditions for the financial services industry, an incentive plan with cash payments earned for performance during 2008 was not prudent. Accordingly, no cash incentives were paid under the Susquehanna Incentive Plan for 2008. As required by the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, we are prohibited from paying or accruing any bonus, retention award, or incentive compensation to our named executive officers and at least the next ten most highly compensated employees.

Equity Incentive Component. Fifteen of our executive officers, including all of our named executive officers, are eligible to receive an equity incentive award under the Susquehanna Incentive Plan. The equity component targets are tied to earnings-per-share growth and tangible return on equity as well as individual performance. In determining whether to make equity grants, as well as the size of any equity grants, the Compensation Committee considers the level of achievement of the earnings-per-share growth and tangible return on equity goals as well as the individual performance for the year, taking into account the recommendations of Mr. Reuter. In considering the corporate goals and individual performance, no differentiation as to weighting or relative importance has been established; rather, the Compensation Committee is permitted to assign a weight and importance to each factor as the Compensation Committee, in its discretion, deems appropriate. In connection with our participation in the CPP, we are subject to certain restrictions under the Emergency Economic Stabilization Act of 2008 which provide that any bonus or incentive compensation paid to our named executive officers during the period in which Treasury holds an equity or debt position in Susquehanna shall be subject to recovery or "clawback" by Susquehanna if the payments were based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate. In February 2009, the Compensation Committee determined to defer any decision with respect to equity awards to be made to the named executive officers and the next ten most highly compensated employees under the equity incentive component of the Susquehanna Incentive Plan pending Treasury issuance of additional guidance under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 – in particular the guidance relating to the Compensation Committee's ability to make restricted stock awards to its named executive officers and at least the next ten most highly compensated employees in accordance with the limitations set forth in the American Recovery and Reinvestment Act of 2009.

Valley Forge maintains two bonus programs in which Mr. Francis participates.

Under the first bonus program, employees of Valley Forge may receive a bonus paid in semi-annual installments. The amount of Mr. Francis's bonus under this program is recommended by Mr. Reuter in consultation with Mr. Hostetter, within established guidelines. The guidelines of this program have both quantitative and qualitative key elements.

The quantitative key elements are:

- growing and maintaining gross operating pre-tax and pre-intercompany allocations profits and profit margins relative to operating conditions and industry standards;
- maintaining good year-over-year absolute investment performance (relative to market conditions);
- meeting or exceeding equity and balanced benchmark performance over three- and five-year time frames; and
- meeting or exceeding peer-style benchmark performance over three- and five-year time frames.

The qualitative key elements, which are subjective in nature, are:

- an individual's overall leadership ability; and
- an individual's ability to build and maintain a professional staff.

Additionally, with respect to Mr. Francis, the following qualitative elements are taken into account:

- his personal responsibility for significant revenue generation from his sales, servicing and portfolio management activities;
- his compliance responsibilities as Valley Forge's securities principal; and
- the quality of his public representation of Susquehanna and Valley Forge, both within our footprint and nationally.

In considering the various quantitative and qualitative elements, no specific weight is required to be assigned to any particular factor. Rather, the Valley Forge Board of Directors, in formulating its recommendations to the Compensation Committee, assigns such weight and importance to each factor as it deems appropriate, in its discretion.

In 2008, because Valley Forge met all of the quantitative key elements of the guidelines in the first half of the year but did not meet them in the second half, and because Mr. Reuter, in consultation with Mr. Hostetter, determined in his performance appraisal that Mr. Francis met all of the qualitative key elements of the guidelines, Mr. Reuter recommended that Mr. Francis receive a bonus under this program. In August 2008, the Valley Forge Board of Directors approved the first installment of this semi-annual bonus in the amount of $100,000. The award of this bonus to Mr. Francis was reported to, and approved by, Susquehanna's Compensation Committee. The Valley Forge Board of Directors did not approve the second installment of the bonus because Valley Forge did not meet all of the quantitative elements in the second half of the year.

Under a second bonus program offered by Valley Forge, certain Valley Forge employees, including Mr. Francis, may be paid in each fiscal year a share of Valley Forge's adjusted pre-tax profit. The share of the adjusted pre-tax profit paid to the employees is a percentage, not greater than 50% of the excess, which leaves Valley Forge with an adjusted pre-tax profit after payment of the bonus that is at least 10% more than the highest comparable adjusted pre-tax target profit for any prior year. No bonus payments were made under this program in 2008.

In connection with our participation in the CPP, any bonus or incentive compensation paid to Mr. Francis during the period in which Treasury holds an equity or debt position in Susquehanna shall be subject to recovery or "clawback" as set forth above. In addition, as required by the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, we are prohibited from paying or accruing any bonus, retention award, or incentive compensation to our named executive officers and at least the next ten most highly compensated employees, except with respect to certain restricted stock awards subject to the limitations set forth in the American Recovery and Reinvestment Act of 2009.

Retirement and Other Benefits

Supplemental Executive Retirement Plan

Our executive officers participate in our Supplemental Executive Retirement Plan, which will provide for benefits lost under our Cash Balance Pension Plan due to Internal Revenue Code provisions which limit the compensation that may be taken into account, and the benefits that may be accrued under, a qualified pension plan. Selected participants of the Cash Balance Pension Plan, including Messrs. Reuter, Hostetter, Quick, Dunklebarger and Francis, are eligible for benefits under the Supplemental Executive Retirement Plan.

The Supplemental Executive Retirement Plan was amended in 2004 to permit certain individuals designated by the Board, including Mr. Reuter, to receive a minimum benefit equal to (i) 75% of the benefit the individual would have received under the terms of the Retirement Income Plan in effect prior to January 1, 1998, but based on the individual's service and compensation as of his or her retirement date, (ii) reduced by his or her accrued benefit under our Cash Balance Pension Plan. No other named executive officers receive this minimum benefit.

The number of years of credited service, the present value of accumulated benefits and the payments made in 2008 for Messrs. Reuter, Hostetter, Quick, Dunklebarger and Francis under the Cash Balance Pension Plan and the Supplemental Executive Retirement Plan are set forth below in the "Pension Benefits" table.

Future accruals under the Cash Balance Pension Plan for employees who are not age 50 or have 15 years of service (as calculated under the Cash Balance Pension Plan) as of June 30, 2009 will be frozen. None of our named executive officers will be affected by this freeze as they are all over age 50 or have 15 years of service. In addition, the freezing of future accruals under the Cash Balance Pension Plan does not affect the accrual of benefits under the Supplemental Executive Retirement Plan.

Executive Deferred Income Plan

Our Executive Deferred Income Plan is a non-qualified deferred compensation plan maintained for the convenience of our directors and a select group of our executives (and our subsidiaries' executives) designated by the Compensation Committee. The amounts credited under this plan are solely elective deferrals of previously earned employee and director compensation. We make no contribution to the amounts credited under this plan. The amount deferred by each of our named executive officers is set forth below in the "*Non-qualified Deferred Compensation*" table.

Executive Life Insurance

We provide an executive life insurance program for certain of our executive and senior officers, including Messrs. Reuter, Hostetter and Quick. This program provides a death benefit to the officer's beneficiary if the officer dies on or before attaining age 70, in an amount equal to two times base salary (less any amounts provided by Susquehanna's group term life insurance policy) or, if the officer dies after attaining the age of 70, in an amount equal to one times his or her base salary (less any amounts provided by Susquehanna's group term life insurance policy). The life insurance policies were originally purchased in 1998 by certain of Susquehanna's wholly-owned subsidiaries and were supplemented in 2004 with aggregate premiums paid for this life insurance program in an amount equal to $15,875,442, of which $684,727, $359,174, and $400,785 were paid for Messrs. Reuter's, Hostetter's and Quick's policy premiums, respectively. Under this program, a grantor trust, acting on our behalf, is the direct beneficiary of any death proceeds remaining after an officer's death benefit is paid to his or her beneficiary.

For Mr. Francis, Valley Forge pays the premium on his term life insurance policy. The face amount of this policy is $750,000. The premium paid for this insurance in 2008 was $4,350. We also pay the premium on a term life insurance policy for Mr. Dunklebarger. The face amount of this policy is $100,000, and the premium paid in 2008 for the policy was $303.

Executive Supplemental LTD Program

We provide executive supplemental long term disability insurance for certain of our executive and senior officers, including Messrs. Reuter, Hostetter and Francis. As explained below, Valley Forge also provides similar insurance for Mr. Francis. The individual policies are a supplement to the company's group long term disability plan. The premiums paid for this insurance in 2008 were $8,249, $4,084, and $5,285 for Messrs. Reuter, Hostetter, and Francis, respectively.

Valley Forge provides supplemental long-term disability insurance for Mr. Francis. This policy is a supplement to the company's group long term disability plan. The premium paid for this insurance in 2008 was $4,388.

Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger

We assumed certain contractual obligations in place between Mr. Dunklebarger and Community Banks, Inc. These agreements are the Survivor Income Agreement, dated February 5, 1999, and the Amended and Restated Salary Continuation Agreement, dated January 1, 2004, both between Mr. Dunklebarger and Community Banks, Inc.

The Salary Continuation Agreement provides a supplemental retirement benefit to Mr. Dunklebarger. As a result of the merger with Community Banks, Inc., a Change in Control occurred under the Salary Continuation Agreement and Mr. Dunklebarger is entitled to certain change in control benefits in the full annual amount of $180,000. These change in control benefits commence following Mr. Dunklebarger's normal retirement age (defined as age 62) and are paid in consecutive equal monthly installments on the first day of each month, beginning with the month following Mr. Dunklebarger's normal retirement date and continuing for a total period of 20 years. In the event Mr. Dunklebarger is terminated for cause (as defined in the Salary Continuation Agreement) we shall have no obligation to pay his change in control benefits.

The Survivor Income Agreement provides a death benefit to Mr. Dunklebarger's beneficiary equal to the proceeds of a life insurance policy based upon Mr. Dunklebarger's life, divided between us and the beneficiary. We are the owner of the policy and make all payments of premiums and hold all rights of ownership for the policy. In the event of Mr. Dunklebarger's death, his beneficiary will receive the lesser of the following:

- three times Mr. Dunklebarger's base salary in effect for the year in which his death occurs; or
- the amount by which the proceeds of the life insurance policy exceed the cash surrender value of the policy on the day before death.

The death benefit is increased by the projected federal tax rate for the year in which Mr. Dunklebarger dies. Further details concerning the Salary Continuation Agreement and the Survivor Income Agreement are described under the heading "*Potential Payments upon Termination or Change in Control.*"

Perquisites and Other Compensation

Perquisites. We provide company cars to certain of our executive officers, including Messrs. Reuter, Dunklebarger and Quick, because they generally travel extensively for business. Mr. Francis receives a monthly automobile allowance, from Valley Forge, of $1,000. We also pay the travel expenses of our executive officers to conventions and seminars which are primarily business related. We pay these costs because they are primarily business related, although they may occasionally result in a personal benefit to the executive. The cost of these perquisites that, in the aggregate, exceeds $10,000 for each of our named executive officers, is disclosed in the Summary Compensation Table set forth below. For Mr. Dunklebarger, he receives the perquisites and other compensation pursuant to the terms of his employment agreement with us as described below.

Additional Benefits. Each of our named executive officers participates in other employee benefit plans generally available to all employees (e.g., major medical and health insurance, Cash Balance Pension Plan, 401(k) Plan, Employee Stock Purchase Plan) on the same terms as all other employees.

Severance and Change in Control Arrangements

Employment Agreement Severance and Change in Control Provisions. The severance and change in control arrangements applicable to Messrs. Reuter, Hostetter, Dunklebarger, Quick and Francis are set forth in each of their respective employment agreements, as discussed in detail below under the heading "*Potential Payments upon Termination or Change in Control.*" The Compensation Committee approved the change in control provisions in these agreements because the committee desired to alleviate the financial hardships which may be experienced by the executives if their employment is terminated under specified circumstances and to reinforce and encourage the continued attention and dedication of those executives to their assigned duties, notwithstanding the potential impact a change in control transaction could have on their respective careers or positions. In connection with our participation in the CPP, we are prohibited from making any golden parachute payments to our named executive officers and any of the next five most highly compensated employees while the Treasury holds an equity or debt position in Susquehanna. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

Miscellaneous Change in Control Provisions. Additionally, each of our equity compensation plans and executive life insurance program contains change in control provisions.

In the event of a change in control as defined under the 2005 Equity Compensation Plan, the Compensation Committee has the discretion to accelerate the vesting of any or all outstanding grants; to the extent not exercised in connection with a transaction where Susquehanna is not the survivor, all vested options will terminate upon the closing of that change in control. In the event of a change in control as defined under the 1996 Equity Compensation Plan, all options outstanding under the plan will become immediately exercisable. Individual employment agreements and grant letters may contain additional provisions regarding the impact of a change in control on outstanding equity incentives, as further described below under the heading "*Potential Payments upon Termination or Change in Control.*"

Under the executive life insurance program, the arrangement will generally terminate automatically if an officer terminates his or her employment prior to his or her normal retirement date (i.e., the earlier of the attainment of age 65 or the attainment of age 55 with 15 years of service). However, in the event of a termination prior to normal retirement age and within 12 months following a change in control, the arrangement will remain in effect until benefits are paid thereunder to the participant's designated beneficiary.

ESPP Participation Requirement

The Compensation Committee approved stock ownership requirements for our corporate management team (which includes the named executive officers). Under this requirement, each member of our corporate management team must participate annually in the Employee Stock Purchase Plan through payroll deductions, in amounts not to exceed the maximum amount permitted under the Internal Revenue Code.

Stock Option Pricing and Timing

The Compensation Committee has no formal policy on the pricing or timing of stock option or restricted stock grants. Historically, the Compensation Committee makes such grants in the first quarter of each fiscal year. The exercise price is the closing price of the underlying common stock on the grant date. If an executive officer of Susquehanna or one of our subsidiaries is hired after the grant date, management may recommend to the Compensation Committee that the officer receive equity compensation. However, the Compensation Committee generally will not take action and will not grant any options or grants to that individual until the following year, when the Compensation Committee makes its annual determination on equity compensation for all executive officers.

Impact of Tax Deductibility on Equity Incentive Program

Section 162(m) of the Internal Revenue Code generally provides that a publicly held company such as Susquehanna may not deduct compensation paid to any named executive officer in excess of $1 million per year, unless certain requirements are met. Compensation attributable to options granted under our 2005 Equity Compensation Plan is expected to qualify for an exemption from the $1 million limit of Section 162(m). In connection with our participation in the CPP, however, we are subject to certain restrictions under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, which modify the deduction limit under section 162(m) of the Code and reduce the annual exemption from $1 million to $500,000.

The Compensation Committee monitors, and will continue to monitor, the effect of Section 162(m) on the deductibility of such compensation and intends to optimize the deductibility of such compensation to the extent deductibility is consistent with the objectives of our executive compensation program. The Compensation Committee weighs the benefits of full deductibility with the other objectives of the executive compensation program and, accordingly, may from time to time pay compensation subject to the deductibility limitations of Section 162(m). For example, the Compensation Committee chose to grant shares of restricted stock to some of our named executive officers in 2007 and 2008, notwithstanding the absence of a Section 162(m) exemption for such grants, because the Compensation Committee believes that such grants are a more effective retention device during all market cycles and have the added potential of reducing share dilution, relative to stock option awards.

Report of the Compensation Committee

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Form 10-K for the year ended December 31, 2008. We hereby certify that we completed, within the 90-day period following the consummation of the company's participation in the U.S. Department of Treasury's Capital Purchase Program, the required review with Susquehanna's Chief Risk Officer of the incentive compensation arrangements of our named executive officers (who are the same as our "senior executive officers" for purposes of the CPP) and have made reasonable efforts to ensure that such arrangements do not encourage them to take unnecessary or excessive risks that threaten the value of Susquehanna.

Susquehanna Bancshares, Inc. Compensation Committee:	Wayne E. Alter, Jr., Chairman Anthony J. Agnone, Sr. Bruce A. Hepburn Michael A. Morello

Director Compensation

In 2008, each of our Directors was compensated in accordance with the following fee schedule:

Annual Retainer—Board Member	$17,000
Annual Retainer—Chairperson—Audit Committee	$ 5,000
Annual Retainer—Chairperson—Compensation Committee	$ 3,500
Annual Retainer—Chairperson—Nominating and Corporate Governance Committee	$ 3,500
Board Meeting	$ 1,000
Committee Meeting on Board Meeting Day	$ 1,000
Committee Meeting on Non-Board Meeting Day	$ 1,200
Telephonic Board/Committee Meeting(1)	No Fee

(1) Refers to short, single-item agenda telephonic meetings. Multi-agenda telephonic meetings are deemed full Board meetings for Director compensation purposes.

In 2008, the Compensation Committee engaged Pearl Meyers & Partners, an independent consultant, to evaluate our Director compensation. Based upon that evaluation, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, the following fee schedule for 2009:

Annual Retainer—Board Member	$25,000
Annual Retainer—Chairperson—Audit Committee	$10,000
Annual Retainer—Chairperson—Compensation Committee	$ 7,000
Annual Retainer—Chairperson—Nominating and Corporate Governance Committee	$ 5,000
Board Meeting	$ 1,500
Committee Meeting	$ 1,200
Telephonic Board/Committee Meeting(1)	60% of the in-person meeting fee

(1) Single topic teleconferences will not be compensated.

In 2008, our Directors, except for Messrs. Reuter and Dunklebarger who do not receive any additional compensation for their roles as directors, earned the following compensation from Susquehanna:

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	All Other Compensation	Total
Anthony J. Agnone, Sr.(3)	$17,750	$ 918	—	$18,668
Wayne E. Alter, Jr.	38,025	9,148	—	47,173
James G. Apple(4)	10,667	10,620	—	21,287
John M. Denlinger(5)	—	—	—	—
Peter DeSoto	24,000	1,755	—	25,755
Henry H. Gibbel(4)	14,542	10,620	—	25,162
Bruce A. Hepburn	46,800	9,148	—	55,948
Donald L. Hoffman(6)	28,000	3,715	$31,756	63,471
Russell J. Kunkel(7)	30,983	6,397	—	37,380
Guy W. Miller, Jr.	34,400	9,148	—	43,548
Michael A. Morello	35,400	6,529	—	41,929
Scott J. Newkam	31,000	1,405	—	32,405
E. Susan Piersol	28,000	6,397	—	34,397
M. Zev Rose	25,000	13,526	—	38,526
Christine Sears	24,000	1,405	—	25,405
James A. Ulsh	25,000	1,405	—	26,405
Dale M. Weaver	25,000	2,340	—	27,340
Roger V. Wiest	32,500	9,148	—	41,648
William B. Zimmerman	25,000	20,126	—	45,126

(1) Includes the following fees earned by each Director in 2008 for his or her service on the Board, as well as fees earned for service on any committee of the Board:

Name	Susquehanna Board Fees and Annual Retainer*	Susquehanna Committee Fees**
Anthony J. Agnone, Sr.	$17,750	—
Wayne E. Alter, Jr.	25,000	$13,025
James G. Apple	9,666	1,000
Peter DeSoto	24,000	—
Henry H. Gibbel	9,666	4,875
Bruce A. Hepburn	25,000	21,800
Donald L. Hoffman	25,000	3,000
Russell J. Kunkel	21,583	9,400
Guy W. Miller	25,000	9,400
Michael A. Morello	25,000	10,400
Scott J. Newkam	25,000	6,000
E. Susan Piersol	25,000	3,000
M. Zev Rose	24,000	1,000
Christine Sears	24,000	—
James A. Ulsh	25,000	—
Dale M. Weaver	25,000	—
Roger V. Wiest	25,000	7,500
William B. Zimmerman	25,000	—

* Includes an annual retainer in the amount of $17,000, which is payable in two installments of $8,500 each.

** Includes fees paid for any service on the Board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee, as well as any fees paid for being the Chairperson of any such committee.

Several of our Directors also serve on the Board of Directors of one or more of our subsidiaries and receive compensation from that subsidiary for his/her service to that company, as follows: Mr. Agnone—$17,000; Mr. Alter—$28,000; Mr. Gibbel—$21,000; Mr. Hepburn—$36,000; Mr. Hoffman—$36,500; Mr. Kunkel—$15,000; Mr. Miller—$14,000; Mr. Morello—$2,000; Ms. Piersol—$17,000; Mr. Rose—$40,000; Mr. Ulsh—$23,000; Mr. Wiest—$39,000; and Mr. Zimmerman—$9,000.

(2) The amounts shown in this column reflect the dollar amount recognized for financial statement–reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in footnote 16 to our audited financial statements for the fiscal year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on March 2, 2009.

Due to the requirements of FAS 123(R) relating to retirement eligibility, the recognition of share-based compensation expense for certain individuals has been accelerated if they are currently retirement-eligible or will meet the conditions of retirement eligibility before the end of the five-year requisite service period.

The grant date fair value, calculated in accordance with FAS 123(R), of each option award granted to our Directors in 2008 is as follows:

Name	Grant Date	Number of Options Awarded	Fair Value on Grant Date
Anthony J. Agnone, Sr.	4/30/08	3,000	$6,809
Wayne E. Alter, Jr.	2/27/08	3,000	8,327
James G. Apple	2/27/08	3,000	8,327
Peter DeSoto	2/27/08	3,000	8,327
Henry H. Gibbel	2/27/08	3,000	8,327
Bruce A. Hepburn	2/27/08	3,000	8,327
Donald L. Hoffman	2/27/08	3,000	8,327
Russell J. Kunkel	2/27/08	3,000	8,327
Guy W. Miller, Jr.	2/27/08	3,000	8,327
Michael A. Morello	2/27/08	3,000	8,327
Scott J. Newkam	2/27/08	3,000	8,327
E. Susan Piersol	2/27/08	3,000	8,327
M. Zev Rose	2/27/08	3,000	8,327
Christine Sears	2/27/08	3,000	8,327
James A. Ulsh	2/27/08	3,000	8,327
Dale M. Weaver	2/27/08	3,000	8,327
Roger V. Wiest	2/27/08	3,000	8,327
William B. Zimmerman	2/27/08	3,000	8,327

As of December 31, 2008, our non-employee Directors had the following aggregate number of outstanding option awards:

Name	Aggregate Number of Outstanding Option Awards
Anthony J. Agnone, Sr.	3,000
Wayne E. Alter, Jr.	20,250
James G. Apple	23,250
Peter DeSoto	3,000
Henry H. Gibbel	24,750
Bruce A. Hepburn	15,750
Donald L. Hoffman	6,000
Russell J. Kunkel	13,500
Guy W. Miller, Jr.	17,250
Michael A. Morello	9,000
Scott J. Newkam	3,000
E. Susan Piersol	13,500
M. Zev Rose	15,750
Christine Sears	3,000
James A. Ulsh	3,000
Dale M. Weaver	3,000
Roger V. Wiest	20,250
William B. Zimmerman	20,250

(3) Mr. Agnone joined the Board effective April 30, 2008.

(4) Messrs. Apple and Gibbel attained the age of 72 prior to the 2008 annual meeting; therefore, they did not stand for re-election at the 2008 annual shareholders' meeting, because, according to our bylaws, they were no longer eligible to serve on the Board. Therefore, their fees reflect those earned from January 1, 2008-April 30, 2008.

(5) Mr. Denlinger resigned from the Board effective January 7, 2008 and received no fees.

(6) Represents the amount paid to Mr. Hoffman under an executive supplemental income plan assumed by Susquehanna pursuant to an acquisition.

(7) Deceased as of November 19, 2008.

On February 27, 2008, the Compensation Committee approved discretionary grants of non-qualified stock options, vesting one-third on February 27, 2011, one-third on February 27, 2012, and one-third on February 27, 2013, to all non-employee members of the Board except for Mr. Agnone whose options were granted on April 30, 2008 when he joined the Board and which also have a three-year vesting schedule. The grants were in the amount of 3,000 per director.

On February 27, 2009, the Board of Directors approved discretionary grants of non-qualified stock options, vesting one-third on February 27, 2012, one-third on February 27, 2013, and one-third on February 27, 2014, to all non-employee members of the Board. The grants were in the amount of 3,000 per director and were granted at the closing market price. Further, each non-employee member of the Board was granted 1,000 shares of restricted stock, vesting one-third on February 27, 2010, one-third on February 27, 2011, and one-third on February 27, 2012 and were granted at the closing market price.

Summary Compensation Table

The following table is a summary of the compensation for 2008, 2007 and 2006 earned by our Principal Executive Officer, our Principal Financial Officer and our three other most highly compensated executive officers in 2008, 2007 and 2006:

Name and Principal Position	Year	Salary[(1)]	Bonus	Stock Awards[(2)]	Option Awards[(3)]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[(4)]	All Other Compensation[(5)]	Total
William J. Reuter, Chairman of the Board and Chief Executive Officer ("Principal Executive Officer")	2008	$742,308	—	$130,920	$165,919	$ 304,595	$ 36,061	$1,379,803
	2007	693,000	—	145,560	232,569	223,823	34,825	1,329,777
	2006	646,115	—	55,398	140,758	180,726	27,840	1,050,837
Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer ("Principal Financial Officer")	2008	$381,564	—	$ 59,282	$ 87,133	$ 43,357	$ 12,044	$ 583,380
	2007	361,973	—	27,696	52,967	32,423	9,788	484,847
	2006	345,222	—	7,033	23,529	28,429	7,553	411,766
Eddie L. Dunklebarger, President and Chief Operating Officer	2008	$500,000	—	—	$ 58,392	$ 459,473	$ 25,611	$1,043,476
	2007	57,692	—	—	—	1,126,423[(6)]	5,040,755	6,224,870
	2006	—	—	—	—	—	—	—
Bernard A. Francis, Jr., Senior Vice President and Group Executive	2008	$321,154	$100,000[(7)]	—	$ 15,712	$ 58,014	$ 33,985	$ 528,865
	2007	296,157	295,000	—	23,171	49,492	33,863	697,683
	2006	275,018	295,000	$ 8,300	18,319	38,531	32,884	668,052
Michael M. Quick, Executive Vice President and Chief Corporate Credit Officer	2008	$336,412	—	$ 65,460	$ 81,860	$ 40,876	$ 12,044	$ 536,652
	2007	314,360	—	72,780	117,368	30,475	9,788	544,771
	2006	299,815	—	22,149	55,937	27,963	20,971	426,835

(1) Includes salary deferred by the named executive officer under our Executive Deferred Income Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement. The sums in participants' accounts are fully vested and may be withdrawn in accordance with the plan.

(2) The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for awards granted pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to 2008.

Due to the requirements of FAS 123(R) relating to retirement eligibility, the recognition of share-based compensation expense for certain individuals has been accelerated if they are currently retirement-eligible or will meet the conditions of retirement eligibility before the end of the three-year requisite service period.

(3) The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for awards granted pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in footnote 16 to our audited financial statements for the fiscal year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on March 2, 2009.

Due to the requirements of FAS 123(R) relating to retirement eligibility, the recognition of share-based compensation expense for certain individuals has been accelerated if they are currently retirement-eligible or will meet the conditions of retirement eligibility before the end of the five-year requisite service period.

(4) Except for the benefit under Mr. Dunklebarger's Salary Continuation Agreement, amounts in this column represent the aggregate change in the actuarial present value of each named executive officer's accumulated benefit in our Cash Balance Plan and the SERP as described above in the *"Compensation Discussion and Analysis"* section.

(5) Includes the following additional compensation:

Name	Year	401(k) Match	Restricted Share Dividend	Group Term Life	Employment Agreement Payments*	Perquisites**
William J. Reuter	2008	$6,900	$10,346	$ 70	—	$18,745
	2007	6,750	6,282	70	—	21,723
	2006	6,600	2,208	70	—	18,962
Drew K. Hostetter	2008	6,900	5,074	70	—	—
	2007	6,750	2,968	70	—	—
	2006	6,600	883	70	—	—
Eddie L. Dunklebarger	2008	6,900	—	1,123	—	17,588
	2007	1,731	—	—	$5,039,024	—
	2006	—	—	—	—	—
Bernard A. Francis, Jr.	2008	6,900	149	913	—	26,023
	2007	6,750	259	831	—	26,023
	2006	6,600	331	774	—	25,179
Michael M. Quick	2008	6,900	5,074	70	—	—
	2007	6,750	2,968	70	—	—
	2006	6,600	—	70	—	14,301

* This amount includes a $1,690,000 payment in consideration for the cancellation of Mr. Dunklebarger's employment agreement with Community Banks, Inc., a $1,521,000 payment for his agreement to be bound by the restrictive covenants in his new employment agreement, $16,246 in interest payable at a rate of 4% per year for the period from the closing of the merger until the payment date of January 2, 2008, and a $1,811,778 parachute gross-up payment paid by us in connection with the merger with Community Banks, Inc. Further details concerning these payments are discussed above in the "*Compensation Discussion and Analysis*" section under "*Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger.*"

** Includes the following perquisites, which, in the aggregate, exceed $10,000 per annum:

Name	Year	Executive Suppl. LTD(a)	Executive Life Insurance Program(b)	Life Insurance(c)	Car(d)	Country Club(e)	Personal Expenses(f)
William J. Reuter	2008	$8,249	$2,548	—	$ 602	$ 2,298	$ 5,048
	2007	8,249	2,835	—	580	1,176	8,883
	2006	7,000	2,468	—	924	1,049	7,521
Eddie L. Dunklebarger	2008	—	—	303	4,507	11,028	1,750
	2007	—	—	—	—	—	—
	2006	—	—	—	—	—	—
Bernard A. Francis, Jr.	2008	9,673	—	4,350	12,000	—	—
	2007	9,673	—	4,350	12,000	—	—
	2006	8,829	—	4,350	12,000	—	—
Michael M. Quick	2008	—	—	—	—	—	—
	2007	—	—	—	—	—	—
	2006	—	1,162	—	1,769	500	10,870

(a) Includes the premiums paid for our Executive Supplemental Long-Term Disability plans, discussed above in the "*Compensation Discussion and Analysis*" section.

(b) Includes the imputed income for our Executive Life Insurance Program, discussed above in the "*Compensation Discussion and Analysis*" section.

(c) Includes the premiums paid for each of Messrs. Francis's and Dunklebarger's life insurance policy discussed above in the "*Compensation Discussion and Analysis*" section.

(d) Includes the personal benefits associated with the use of a car paid for by Susquehanna in the case of each of Messrs. Reuter and Dunklebarger. In calculating these benefits, we took the annual cost of the car to the company (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percentage of personal use claimed by the executive. Includes a $1,000-per-month car allowance in the case of Mr. Francis.

(e) Includes the personal benefits associated with the use of country club memberships paid for by Susquehanna. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percentage of personal use claimed by the executive.

(f) Includes the personal benefits associated with spousal attendance at business related conventions paid for by Susquehanna. In calculating this benefit, we took the total amount of the registration fee, travel, lodging and meals associated with the convention and multiplied it by 50% to derive the amount attributable to the spouse's attendance at the convention.

(6) This amount is the present value of Mr. Dunklebarger's full annual retirement benefit under the Salary Continuation Agreement that we assumed in connection with the merger with Community Banks, Inc. discussed above in the "*Compensation Discussion and Analysis*" section under "*Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger*," such amount being $1,122,497, plus the imputed income attributable to amounts contributed by Mr. Dunklebarger to the deferred compensation plan of Community Banks, Inc. that was merged into our Executive Deferred Income Plan, such amount being $3,926.

(7) This bonus was earned by Mr. Francis under Valley Forge Asset Management Corp.'s bonus program, discussed above in the "*Compensation Discussion and Analysis*" section.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to our Chief Executive Officer, our Chief Financial Officer and three other most highly compensated executive officers in 2008:

Grants of Plan-Based Awards					
Name	**Grant Date**	**All Other Stock Awards; Number of Shares of Stock or Units (#)(1)**	**All Other Option Awards; Number of Securities Underlying Options(#)(2)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards**
William J. Reuter	2/27/2008	6,000	—	—	$130,920
	2/27/2008	—	50,000	21.82	138,775
Drew K. Hostetter	2/27/2008	6,000	—	—	130,920
	2/27/2008	—	25,000	21.82	69,388
Eddie L. Dunklebarger	2/27/2008	—	25,000	21.82	69,388
Bernard A. Francis, Jr.	2/27/2008	—	5,000	21.82	13,878
Michael M. Quick	2/27/2008	3,000	—	—	65,460
	2/27/2008	—	25,000	21.82	69,388

(1) Restricted shares vesting one-third on February 27, 2009, one-third on February 27, 2010 and one-third on February 27, 2011. Dividends are paid during the restricted period on all restricted shares.

(2) Nonqualified stock options vesting one-third on February 27, 2011, one-third on February 27, 2012 and one-third on February 27, 2013

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth equity awards outstanding in the hands of our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008:

Name	Option Awards(1)				Stock Awards(2)	
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)
	Exercisable	Unexercisable				
William J. Reuter	—	50,000	$21.82	2/27/2018	6,000	$95,460
	—	50,000	24.26	2/28/2017	4,000	63,640
	—	26,800	24.34	1/18/2016	759	12,076
	7,400	—	24.95	3/1/2015	—	—
	7,400	—	25.14	1/21/2014	—	—
	22,200	—	22.42	5/21/2013	—	—
	15,000	—	23.87	5/29/2012	—	—
	13,500	—	17.25	5/29/2011	—	—
	11,250	—	13.31	5/26/2010	—	—
Drew K. Hostetter	—	25,000	$21.82	2/27/2018	3,000	$47,730
	—	25,000	24.26	2/28/2017	2,000	31,820
	—	10,720	24.34	1/18/2016	303	4,821
	3,400	—	24.95	3/1/2015	—	—
	3,400	—	25.14	1/21/2014	—	—
	10,200	—	22.42	5/21/2013	—	—
	10,000	—	23.87	5/29/2012	—	—
	6,750	—	17.25	5/29/2011	—	—
	22,280	—	18.19	5/29/2009	—	—
Eddie L. Dunklebarger	—	25,000	$21.82	2/27/2018	—	—
Bernard A. Francis, Jr.	—	5,000	$21.82	2/27/2018	—	—
	—	5,000	24.26	2/28/2017	—	—
	—	4,020	24.34	1/18/2016	114	$ 1,814
	1,200	—	24.95	3/1/2015	—	—
	500	—	25.14	1/21/2014	—	—
	1,500	—	22.42	5/21/2013	—	—
	1,500	—	23.87	5/29/2012	—	—
	1,500	—	17.25	5/29/2011	—	—
	1,500	—	13.31	5/26/2010	—	—
Michael M. Quick	—	25,000	$21.82	2/27/2018	3,000	$47,730
	—	25,000	24.26	2/28/2017	2,000	31,820
	—	10,720	24.34	1/18/2016	303	4,821
	3,400	—	24.95	3/1/2015	—	—
	3,400	—	25.14	1/21/2014	—	—
	10,200	—	22.42	5/21/2013	—	—
	5,000	—	23.87	5/29/2012	—	—
	6,750	—	17.25	5/29/2011	—	—

(1) Option awards vest as follows:

a. Grants with expiration dates of May 26, 2010; May 29, 2011; May 29, 2012; May 21, 2013; January 21, 2014; and March 1, 2015 are fully vested.

b. All other grants vest one-third on the third anniversary of the date of grant, one-third on the fourth anniversary of the date of grant, and one-third on the fifth anniversary of the date of grant.

All Option Awards have a term of 10 years.

(2) The stock awards were issued on January 18, 2006; February 28, 2007; and February 27, 2008. The restricted stock awards vest one-third on the first anniversary of the date of award, one-third on the second anniversary of the date of award, and one-third on the third anniversary of the date of award. Dividends are paid during the restricted period on all restricted shares.

Option Exercises and Stock Vested

The following table sets forth options and other derivative security exercises by, and stock awards vested to, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008:

	Stock Awards(1)	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William J. Reuter	2,758	$55,028
Drew K. Hostetter	1,303	26,276
Eddie L. Dunklebarger	—	—
Bernard A. Francis, Jr.	113	1,841
Michael M. Quick	1,303	26,276

(1) Represents one-third of restricted share awards granted January 18, 2006, which vested on January 18, 2008. The remaining one-third will vest on January 18, 2009. It also represents one-third of restricted share awards granted February 28, 2007, which vested on February 28, 2008. The remaining shares will vest one-third on February 28, 2009 and one-third on February 28, 2010.

The following table sets forth stock options exercised by, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008:

	Option Exercises	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
William J. Reuter	—	—
Drew K. Hostetter	—	—
Eddie L. Dunklebarger(1)	4,185	$19,502
	7,380	24,649
	39	130
Bernard A. Francis, Jr.	—	—
Michael M. Quick	—	—

(1) Mr. Dunklebarger was granted non-qualified and incentive stock options under Community Banks, Inc. stock option plans that were converted into Susquehanna stock options in connection with our acquisition of Community Banks, Inc.

Pension Benefits

The following table sets forth pension or other benefits providing for payment at, following or in connection with retirement granted or accrued to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008:

Name	Plan Name(1)	Number of Years Credited Service (#)(2)	Present Value of Accumulated Benefit ($)(3)	Payments During Last Fiscal Year ($)
William J. Reuter	Cash Balance	36	$ 450,116	—
	SERP	36	1,284,944	—
Drew K. Hostetter	Cash Balance	14	166,660	—
	SERP	14	81,788	—
Eddie L. Dunklebarger	Cash Balance	1	12,353	—
	SERP	1	107,711	—
	Salary Continuation Agreement	N/A	1,461,906	—
Bernard A. Francis, Jr.	Cash Balance	9	128,311	—
	SERP	9	167,912	—
Michael M. Quick	Cash Balance	12	179,813	—
	SERP	12	42,364	—

(1) The Cash Balance Pension Plan, the Supplemental Executive Retirement Plan, and the Salary Continuation Agreement are described above in the "*Compensation Discussion and Analysis*" section.

(2) In addition to the years of credited service reported, Mr. Francis is credited with years of service for plan eligibility purposes earned prior to the date at which he became eligible to accrue benefits under the plans. Mr. Francis's total years of eligibility service at December 31, 2008 is 17 years.

(3) Present value of benefits for the Cash Balance Plan and SERP determined using a discount rate of 5.75%, the plan's normal retirement age of 65, and the RP-2000 Combined Healthy Life Mortality Table for males. The valuation method and material assumptions applied in quantifying the present value of the current accrued benefit can be found in footnote 17 to our audited financial statements for the fiscal year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC on March 2, 2009. For Mr. Dunklebarger's Salary Continuation Agreement, a discount rate of 5.75% and the normal retirement age of 62 is used. No mortality is considered in valuing benefits under the Salary Continuation Agreement.

Non-qualified Deferred Compensation

The following table sets forth information with regard to defined contribution or other plans that provide for the deferral of compensation on a basis that is not tax qualified by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2008:

Name	Executive Contribution in Last Fiscal Year(1)	Contributions by Susquehanna in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End(3)
William J. Reuter	$ 37,115	—	$-152,026.53	—	$ 221,093
Drew K. Hostetter	114,469	—	-233,214.82	—	1,013,011
Eddie L. Dunklebarger	250,000	—	-283,792.10	—	438,492
Bernard A. Francis, Jr.(3)	—	—	7,285.00	$340,785	343,836
Michael M. Quick	33,641	—	-65,499.00	26,393	124,490

(1) The amounts listed in this column were included in the 2008 Salaries of the named executive officers in the Summary Compensation Table above.

(2) Participants in our Executive Deferred Income Plan are permitted to choose how their account balances are deemed invested from among a variety of investment alternatives designated by us. The amounts listed in this column reflect actual earnings on the investment alternatives selected by each executive.
(3) The amounts listed in this column are all attributable to executive contributions and represent deferrals of salary and bonuses earned previously and disclosed in prior proxy statements (or, in the case of 2006, 2007 and 2008 contributions, disclosed in the Summary Compensation Table above). No portion of these amounts is attributable to our contributions.
(4) Participation in and contributions to this plan are voluntary. Mr. Francis opted not to participate in the plan in 2008.

Equity Compensation Plan Information

The following table sets forth information regarding our 2005 Equity Compensation Plan and 1996 Equity Compensation Plan, our only compensation plans under which equity securities are authorized for issuance, as of December 31, 2008:

Plan category(1)	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders:			
2005 Equity Compensation Plan	1,455,852	$23.15	530,353
1996 Equity Compensation Plan	923,697	$21.28	0
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) The table does not include information for equity compensation plans assumed in mergers. As of December 31, 2008, the only such equity compensation plans remaining were the stock purchase options of Community Banks, Inc. (collectively, the "Community Option Plans"). A total of 20,850 shares of common stock were issuable upon exercise of options granted under the Community Option Plans. The weighted-average exercise price of all options outstanding under the Community Option Plans at December 31, 2008, was $18.28. We cannot grant additional awards under these assumed plans.

Potential Payments upon Termination or Change in Control

The following tables reflect the amount of compensation payable to each of the named executive officers upon: (i) an involuntary termination with "cause"; (ii) a voluntary resignation; (iii) a termination due to death; (iv) a termination due to disability; (v) retirement; (vi) a non-renewal of the employment term (applicable only as to Mr. Francis); (vii) an involuntary termination without "cause"; (viii) a resignation due to an "adverse change"; (ix) a voluntary termination without "cause" or resignation due to an "adverse change" following a change in control; and (x) a change in control with or without any termination of employment. The amounts shown assume that such termination was effective as of December 31, 2008, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time the events described above actually occur.

As a condition of entering into the CPP and as a requirement of the Treasury's investment in Susquehanna pursuant to the CPP, we adopted certain standards for executive compensation and corporate governance as set forth in Section 111(b) of the Emergency Economic Stabilization Act of 2008 as amended by the American Recovery and Reinvestment Act of 2009 and pursuant to guidance issued by the Treasury. To comply with our new compensation requirements, each of our named executive officers entered into a letter agreement on

December 12, 2008 (the "Letter Agreement") in which they agreed to amend their compensation, bonus, incentive and other benefit plans, arrangements and agreements (including golden parachute, severance and employment agreements) (collectively, "Benefit Plans") as set forth below:

- as long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP ("Investment Period"), we shall not make any golden parachute payments to our named executive officers and any of the next five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued;
- any bonus or incentive compensation paid to our named executive officers and the next twenty most highly compensated employees during the Investment Period is subject to recovery or "clawback" by Susquehanna if the payments were based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate;
- to the extent any annual review as set forth under the "*Risk Assessment*" section of the "*Compensation Discussion and Analysis*" require revisions to the named executive officers Benefit Plans, each named executive officer has agreed that we are permitted to make any changes necessary and appropriate to comply with the requirements of the CPP;
- each named executive officer executed a waiver in which they waived any claims against the Treasury and Susquehanna for any changes to their compensation or benefits as required to comply with regulations issued under the CPP and acknowledging that the CPP may require further modification during the Investment Period.

The requirements set forth in the Letter Agreement only apply during the Investment Period. For purposes of the following tables, we have noted the extent to which the Letter Agreement may affect the potential payments upon termination or change in control if such events were to happen during the Investment Period.

William J. Reuter, Drew K. Hostetter and Michael M. Quick

Termination Without Cause or Resignation Due to an Adverse Change. Under the terms of their respective employment agreements, the executives may be terminated by us without "Cause" or resign due to an "Adverse Change."

The executive's employment may be terminated by us with "Cause" upon occurrence of any of the following: (i) the executive's personal dishonesty; (ii) the executive's incompetence or willful misconduct; (iii) a breach by the executive of fiduciary duty involving personal profit; (iv) the executive's intentional failure to perform stated duties; (v) the executive's willful violation of any law, rule or regulation (other than traffic violations or similar offenses); (vi) the issuance of a final cease-and-desist order by a state or federal agency to the extent such cease-and-desist order requires the executive's termination; or (vii) a material breach by the executive of any provision of his employment agreement.

The executive may terminate his employment due to an "Adverse Change" upon the occurrence of any of the following: (i) a significant change in the nature or scope of the executive's duties or a material reduction in the executive's authority, status or responsibility; (ii) an increase by more than 20% of the time required to be spent by the executive 60 miles or more beyond our geographic market area without the executive's consent; (iii) a material reduction in the executive's base compensation; (iv) any other material and willful breach by us of any other provision of the executive's employment agreement; or (v) delivery of notice of our intent not to renew the executive's employment agreement. However, none of the above events or conditions shall constitute an Adverse Change unless: (i) the executive provides us with a written objection to the event or condition within 60 days following the occurrence of the event or condition; (ii) we do not reverse or otherwise cure the event or condition within 30 days of receiving the written objection; and (iii) the executive actually resigns within 60 days following the expiration of the 30-day cure period.

Upon a termination of employment without Cause or due to an Adverse Change, each executive will be entitled to the payments and/or benefits described below:

- payment of all accrued and unpaid base salary through the date of termination;
- payment for all accrued but unused vacation days;
- payment of any bonus payable for the period ending prior to termination of employment;
- bi-weekly payments for a period of one year in the case of Messrs. Hostetter and Quick, or two years in the case of Mr. Reuter, following termination of employment (in each case, such time period is hereinafter referred to as the "Severance Period") equal to 1/26 of the "Average Annual Compensation," defined as the average of the base compensation and annual bonuses received by the executive with respect to the three most recently completed calendar years;
- the benefit accrued under all defined benefit pension plans had the executive remained employed for the Severance Period; and
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for the Severance Period.

Mr. Reuter is bound by certain non-competition and non-solicitation covenants which extend for a period of two years following termination of employment. Messrs. Hostetter and Quick are bound by substantially similar covenants for a period of one year following termination of employment.

Death, Disability or Retirement. In the event of the executive's termination of employment due to death, disability or retirement, any unvested stock options or restricted stock shall immediately vest. In addition, in the event of the executive's termination of employment due to retirement, the executive may exercise his stock options any time during the remaining term of the option, regardless of employment status.

Termination Following a Change in Control. In the event the executive's employment is terminated without Cause or due to an Adverse Change following a Change in Control, the executive will be entitled to receive the same benefits described above under "*Termination Without Cause or Resignation due to an Adverse Change,*" except that in the case of Mr. Reuter, the Severance Period will be extended from two years to five years, and in the case of Messrs. Hostetter and Quick, the Severance Period will be extended from one year to three years.

In addition to the benefits described above, the executives will be entitled to the following:

- an additional fully vested benefit under our Supplemental Executive Retirement Plan ("SERP") equal to the difference between (A) the benefit that the executive would have accrued under all of our defined benefit pension plans, assuming (i) the executive remained continuously employed by us until the fifth anniversary, in the case of Mr. Reuter, or the third anniversary, in the case of Messrs. Hostetter and Quick, of the Change in Control, (ii) the executive's compensation increased at a rate of 4% per year, and (iii) the terms of all such pension plans remained identical to those in effect immediately prior to the change in control; and (B) the actual benefit due to the executive under all of our defined benefit plans immediately prior to the Change in Control.

In order to receive any severance or termination payments or benefits described above, each executive is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

In the event that it is determined that any payment by us to or for the benefit of the executive would be a so-called "golden parachute payment" and, therefore, result in the imposition on the executive of an excise tax under Section 4999 of the Code, the executive shall receive a payment sufficient to place the executive in the same after-tax position as if no excise tax had been applicable ("Parachute Gross-Up Payment"). However, if the imposition of the excise tax could be avoided by the reduction of payments due to the executive by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply, and no Parachute Gross-Up Payment will be made.

As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of the next five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

In addition, upon a Change in Control, any incentive awards applicable to incentive program cycles in effect at the time of the Change in Control will become payable at target levels, without regard to whether the executive remains employed by us and without regard to performance during the remainder of those incentive program cycles.

The "Change in Control" provisions of the executive's employment agreements will be triggered upon the first to occur of any of the following:

- any person becoming a beneficial owner of 25% or more of either the then outstanding shares of our stock or the combined voting power of our outstanding securities;
- if, during any 24-month period, the individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority of the Board;
- the merger or consolidation of us with another corporation other than (A) a merger or consolidation which results in our voting securities outstanding immediately prior to such transaction continuing to represent at least 60% of the voting power of the voting securities of the surviving corporation, or (B) a merger or consolidation effected to implement a recapitalization (or similar transaction) in which no person becomes a beneficial owner of our securities representing 40% or more of either the then outstanding shares of our stock or the combined voting power of our outstanding securities; or
- a liquidation, dissolution or sale of substantially all of our assets.

Upon a Change in Control, the length of the restricted covenant period described above will be extended from two years to five years in the case of Mr. Reuter and from one year to three years in the case of Messrs. Hostetter and Quick.

Assuming one of the following events occurred on December 31, 2008, Mr. Reuter's payments and benefits have an estimated value of:

	Salary Continuation	Supplemental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive Supplemental LTD Program	Welfare Benefit Continuation	Payment of 2008 Target Cash Incentive Award	Value of Options Subject to Acceleration(1)	Value of Restricted Stock Subject to Acceleration(2)	Parachute Gross-up Payment
For Cause	—	$1,284,944(3)	—	—	—	—	—		—
Voluntary Resignation (without Adverse Change)	—	1,284,944(3)	—	—	—	—	—		—
Death	—	1,284,944(3)	$1,436,616(4)	—	—	—	—	$171,176	—
Disability	—	1,284,944(3)	—	$636,187(5)	—	—	—	171,176	—
Retirement	—	1,284,944(3)	—	—	—	—	—	171,176	—
Without Cause or due to Adverse Change	$1,531,616(6)	1,424,502(7)	—	—	$ 49,464(8)	—	—		—
Without Cause or due to Adverse Change after a Change in Control	3,829,040(9)	1,808,536(10)	—	—	123,635(11)	—	—		— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	171,176	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 126,800 shares of common stock, based on the difference between the exercise price of the options and $15.91, the closing price of our common stock on December 31, 2008. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 10,759 shares of common stock, based on $15.91, the closing price of our common stock on December 31, 2008.

(3) This amount represents the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2008.

(4) This amount represents the death benefit payable to Mr. Reuter under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $1,484,616, reduced by (ii) the death benefit payable to Mr. Reuter under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) This amount represents the actuarial present value of the benefits that would become payable to Mr. Reuter under our Executive Supplemental LTD Program in the event of his termination due to disability on December 31, 2008.

(6) This amount is equal to two times the average of the base compensation and annual bonuses received by Mr. Reuter with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(7) This amount represents the sum of: (i) the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2008 including two additional years of service, such amount being $1,381,474; plus (ii) the present value of the benefit enhancement Mr. Reuter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $43,028.

(8) This amount represents our portion of the premium payments for 24 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to five times the average of the base compensation and annual bonuses received by Mr. Reuter with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(10) This amount represents the sum of: (i) the present value of Mr. Reuter's accrued SERP benefit as of December 31, 2008 including five additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $1,701,208; plus (ii) the present value of the benefit enhancement Mr. Reuter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $107,328.

(11) This amount represents our portion of the premium payments for 60 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Reuter's non-compete commitments have a fair market value equal to $2,400,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Reuter's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments. As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of the next five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

(13) The Compensation Committee and the Board of Directors approved the elimination of the cash component of the Susquehanna Incentive Plan for all participants during the fiscal year ending December 31, 2008. This decision was based upon the determination that, given the current market conditions for the financial services industry, an incentive plan with cash payments earned for performance during 2008 was not prudent. Therefore, Mr. Reuter was not entitled to receive cash incentive awards as of December 31, 2008.

Assuming one of the following events occurred on December 31, 2008, Mr. Hostetter's payments and benefits have an estimated value of:

	Salary Continuation	Supplemental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive Supplemental LTD Program	Welfare Benefit Continuation	Payment of 2008 Target Cash Incentive Award	Value of Options Subject to Acceleration(1)	Value of Restricted Stock Subject to Acceleration(2)	Parachute Gross-up Payment
For Cause	—	$ 81,788(3)	—	—	—	—	—		—
Resignation (without Adverse Change)	—	81,788(3)	—	—	—	—	—		—
Death	—	81,788(3)	$713,130(4)	—	—	—	—	$84,371	—
Disability	—	81,788(3)	—	$617,947(5)	—	—	—	84,371	—
Retirement	—	81,788(3)	—	—	—	—	—	84,371	—
Without Cause or due to Adverse Change	$ 389,477(6)	104,860(7)	—	—	$10,296(8)	—	—		—
Without Cause or due to Adverse Change after a Change in Control	1,168,431(9)	158,232(10)	—	—	30,888(11)	—	—		— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	84,371	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 60,720 shares of common stock, based on the difference between the exercise price of the options and $15.91, the closing price of our common stock on December 31, 2008. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 5,303 shares of common stock, based on $15.91, the closing price of our common stock on December 31, 2008.

(3) This amount represents the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2008.

(4) This amount represents the death benefit payable to Mr. Hostetter under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $763,130, reduced by (ii) the death benefit payable to Mr. Hostetter under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) This amount represents the actuarial present value of the benefits that would become payable to Mr. Hostetter under our Executive Supplemental LTD Program in the event of his termination due to disability on December 31, 2008.

(6) This amount is equal to one times the average of the base compensation and annual bonuses received by Mr. Hostetter with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(7) This amount represents the sum of: (i) the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2008 including one additional year of service, such amount being $90,352; plus (ii) the present value of the benefit enhancement Mr. Hostetter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $14,508.

(8) This amount represents our portion for the premium payments for 12 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to three times the average of the base compensation and annual bonuses received by Mr. Hostetter with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(10) This amount represents the sum of: (i) the present value of Mr. Hostetter's accrued SERP benefit as of December 31, 2008 including three additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $111,022; plus (ii) the present value of the benefit enhancement Mr. Hostetter would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $47,210.

(11) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Hostetter's non-compete commitments have a fair market value equal to $900,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Hostetter's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments. As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of thenext five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

(13) The Compensation Committee and the Board of Directors approved the elimination of the cash component of the Susquehanna Incentive Plan for all participants during the fiscal year ending December 31, 2008. This decision was based upon the determination that, given the current market conditions for the financial services industry, an incentive plan with cash payments earned for performance during 2008 was not prudent. Therefore, Mr. Hostetter was not entitled to receive cash incentive awards as of December 31, 2008.

Assuming one of the following events occurred on December 31, 2008, Mr. Quick's payments and benefits would have the estimated values reflected in the table below.

	Salary Continu-ation	Supple-mental Executive Retirement Plan Benefit	Payment Under Executive Life Insurance Program	Payments Under Executive Supplem-ental LTD Program	Welfare Benefit Continu-ation	Payment of 2008 Target Cash Incentive Award	Value of Options Subject to Acceler-ation(1)	Value of Restricted Stock Subject to Acceler-ation(2)	Parachute Gross-up Payment
For Cause	—	$ 42,364(3)	—	—	—	—	—		—
Resignation (without Adverse Change)	—	42,364(3)	—	—	—	—	—		—
Death	—	42,364(3)	$622,824(4)	—	—	—	—	$84,371	—
Disability	—	42,364(3)	—	— (5)	—	—	—	84,371	—
Retirement	—	42,364(3)	—	—	—	—	—	84,371	—
Without Cause or due to Adverse Change	$ 338,129(6)	67,112(7)	—	—	$11,640(8)	—	—		—
Without Cause or due to Adverse Change after a Change in Control	1,014,386(9)	118,459(10)	—	—	34,920(11)	—	—		— (12)
Change in Control (with or without termination)	—	—	—	—	—	— (13)	— (13)	84,371	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 60,720 shares of common stock, based on the difference between the exercise price of the options and $15.91, the closing price of our common stock on December 31, 2008. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 5,303 shares of common stock, based on $15.91, the closing price of our common stock on December 31, 2008.

(3) This amount represents the present value of Mr. Quick's accrued SERP benefit as of December 31, 2008.

(4) This amount represents the death benefit payable to Mr. Quick under our Executive Life Insurance Program calculated as follows: (i) twice his current base salary, such amount being $672,824, reduced by (ii) the death benefit payable to Mr. Quick under the life insurance program generally available to all of our employees, such amount being $50,000.

(5) Mr. Quick does participate in our Executive Supplemental LTD Program as of December 31, 2008.

(6) This amount is equal to one times the average of the base compensation and annual bonuses received by Mr. Quick with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(7) This amount represents the sum of: (i) the present value of Mr. Quick's accrued SERP benefit as of December 31, 2008 including one additional year of service, such amount being $49,180; plus (ii) the present value of the benefit enhancement Mr. Quick would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $17,932.

(8) This amount represents our portion of the premium payments for 12 months of health, life, accidental death and dismemberment, and disability coverage.

(9) This amount is equal to three times the average of the base compensation and annual bonuses received by Mr. Quick with respect to the three most recently completed calendar years (i.e., the years 2006–2008).

(10) This amount represents the sum of: (i) the present value of Mr. Quick's accrued SERP benefit as of December 31, 2008 including three additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $65,158; plus (ii) the present value of the benefit enhancement Mr. Quick would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $53,301.

(11) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.

(12) Our parachute gross-up analysis includes an assumption that Mr. Quick's non-compete commitments have a fair market value equal to $900,000, an amount determined by an independent appraisal in 2004. While we have not commissioned an updated appraisal since that time, we believe that in light of our growth and the growth of Mr. Quick's responsibilities and experience, an updated appraisal would yield an equal or greater value for those non-compete commitments. As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of thenext five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

(13) The Compensation Committee and the Board of Directors approved the elimination of the cash component of the Susquehanna Incentive Plan for all participants during the fiscal year ending December 31, 2008. This decision was based upon the determination that, given the current market conditions for the financial services industry, an incentive plan with cash payments earned for performance during 2008 was not prudent. Therefore, Mr. Quick was not entitled to receive cash incentive awards as of December 31, 2008.

Eddie L. Dunklebarger

Termination Without Cause or Resignation Due to an Adverse Change. Mr. Dunklebarger's employment may be terminated by us at any time without Cause or he may resign due to an Adverse Change, each defined substantially as described above with respect to Messrs. Reuter, Hostetter and Quick. Under either circumstance, Mr. Dunklebarger will be entitled to receive the following payments and/or benefits:

- a $169,000 holdback payment related to Mr. Dunklebarger's agreement to be bound by the restrictive covenants in his employment agreement;
- bi-weekly compensation continuation payments for a period equal to the remainder of the term of employment in effect at the time of termination, equal to 1/26 of the "Base Salary," currently defined as $500,000;
- if applicable, the benefit accrued under all defined benefit plans, taking into account the $169,000 holdback payment as compensation for purposes of the applicable plan and increasing his years of benefit service under the applicable plan by one year;
- continued coverage under our applicable health plan for Mr. Dunklebarger, his spouse and eligible dependents for a period of 18 months following termination of employment, subject to the requirement that Mr. Dunklebarger remit the employee portion of the premium cost associated with the coverage;
- a lump-sum payment in an amount equal to 100% of the premium costs of COBRA continuation coverage for Mr. Dunklebarger, his spouse and eligible dependents, for a period commencing on the first day after the 18-month period and continuing until his attainment of age 65 (or the date Mr. Dunklebarger would have attained age 65 if he dies prior), at the COBRA rate in effect as of the expiration of the 18-month period and assuming a 10% increase in the amount of such COBRA coverage for the period (for purposes of this payment, dependents will only be taken into account until the earlier of the date they cease to be a dependent or Mr. Dunklebarger's attainment of age 65);
- a lump sum payment in an amount equal to 150% of our actual premium cost of providing group term life insurance coverage to Mr. Dunklebarger for the three-year period following the termination; and
- payment for all accrued but unused vacation days.

Mr. Dunklebarger is bound by certain non-competition and non-solicitation covenants which extend for a period of three years following termination of employment.

Death, Disability, Retirement or Cause. In the event Mr. Dunklebarger terminates employment due to death, disability, retirement, or Cause, he shall receive payment for his accrued and unpaid Base Salary through the date of the termination and, except in the case of his death, the continued health plan and COBRA coverage described above. In addition, except in the event of termination for Cause, we shall pay Mr. Dunklebarger the $169,000 holdback payment.

Termination Following a Change in Control. In the event Mr. Dunklebarger's employment is terminated without Cause or due to an Adverse Change following a Change in Control, in addition to the benefits described above, Mr. Dunklebarger will be entitled to the following:

- payment of an amount equal to three times his Average Annual Compensation (defined substantially as described above with respect to Messrs. Reuter, Hostetter and Quick), payable in regular payroll installments over the three-year period following his termination; and
- an additional benefit under the SERP defined substantially as described above with respect to Messrs. Hostetter and Quick assuming Mr. Dunklebarger remained continuously employed by us until the third anniversary of the Change in Control.

In order to receive any severance or termination payments or benefits described above, Mr. Dunklebarger is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Mr. Dunklebarger, as applicable, shall receive a Parachute Gross-Up Payment which shall be defined substantially as described above with respect to Messrs. Reuter, Hostetter and Quick. In addition, upon a Change in Control, any incentive awards applicable to incentive program cycles in effect at the time of the Change in Control will become fully vested and payable at target levels, without regard to whether Mr. Dunklebarger remains employed by us and without regard to performance during the remainder of those incentive program cycles. However, as long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of the next five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

The "Change in Control" provisions of Mr. Dunklebarger's employment agreements will be triggered upon the same events as described above with respect to Messrs. Reuter, Hostetter and Quick.

Salary Continuation Agreement

The Salary Continuation Agreement provides a supplemental retirement benefit to Mr. Dunklebarger as described in the section "*Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger.*"

As a result of the merger with Community Banks, Inc., a Change in Control occurred under the Salary Continuation Agreement and Mr. Dunklebarger is entitled to the full annual retirement benefit of $180,000, paid in consecutive equal monthly installments on the first day of each month beginning with the month following the month Mr. Dunklebarger reaches age 62 and continuing for a total period of 20 years. In the event Mr. Dunklebarger dies while employed with us, he will be entitled to have the full annual retirement benefit paid to his beneficiary in consecutive equal monthly installments for a total period of 20 years. In the event Mr. Dunklebarger dies after we have begun to make payments under the Salary Continuation Agreement, his beneficiary will receive the remaining benefits at the same time and in the same manner as they would have been paid had Mr. Dunklebarger survived.

If Mr. Dunklebarger dies after termination of employment but prior to the commencement of benefit payments, the beneficiary will receive benefit payments in the same amount and in the same manner as they would have been paid had Mr. Dunklebarger survived. In the event we terminate Mr. Dunklebarger for cause he will receive no benefits under the Salary Continuation Agreement.

Survivor Income Agreement

The Survivor Income Agreement provides a death benefit to Mr. Dunklebarger's beneficiary as described in the section "*Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger.*"

As a result of the merger with Community Banks, Inc., a Change in Control occurred, and therefore, pursuant to the terms of the Survivor Income Agreement, we have agreed to maintain the Salary Continuation Agreement. If Mr. Dunklebarger voluntarily terminates his employment after reaching age 65 and completion of 10 years of service, or terminates his employment due to a Change in Control, the Survivor Income Agreement will automatically convert to a split-dollar insurance agreement, unless Mr. Dunklebarger elects otherwise, in which case Mr. Dunklebarger and his beneficiary will retain the rights to the proceeds of the policy as described in the section "*Salary Continuation and Survivor Income Arrangements with Eddie Dunklebarger.*"

Assuming one of the following events occurred on December 31, 2008, Mr. Dunklebarger's payments and benefits have an estimated value of:

	Severance/ Salary Continuation	Salary Continuation Agreement(1)	Survivor Income Agreement(2)	Group Term Life Insurance Payment	Supple-mental Executive Retirement Plan Benefit(3)	Welfare Benefit Continuation	Value of Options Subject to Accele-ration(4)	Value of Restricted Stock Subject to Accele-ration(5)	Parachute Gross-up Payment(6)
For Cause	—	—	—	—	$107,711(3)	—	—	—	—
Resignation (without Adverse Change)	$ 169,000(7)	$1,461,906	—	—	107,711(3)	—	—	—	—
Death	169,000(7)	1,461,906	$433,104	—	107,711(3)	—	—	—	—
Disability	169,000(7)	1,461,906	—	—	107,711(3)	—	—	—	—
Retirement	169,000(7)	1,461,906	—	—	107,711(3)	—	—	—	—
Without Cause or due to Adverse Change	669,000(8)	1,461,906	—	$5,054(9)	141,930(10)	$239,084(11)	—	—	—
Without Cause or due to Adverse Change after a Change in Control	1,669,000(12)	1,461,906	—	5,054(9)	191,097(13)	239,084(11)	—	—	—
Change in Control (with or without termination)	169,000(7)	1,461,906	—	—	—	—	—	—	—

(1) Mr. Dunklebarger is entitled to this full annual retirement benefit of $180,000 paid in consecutive equal monthly installments on the first day of each month beginning with the month following the month Mr. Dunklebarger reaches age 62 and continuing for a total period of 20 years. This amount represents the present value of Mr. Dunklebarger's full annual retirement benefits using a discount rate of 6%.

(2) This amount is the value of the benefits as of December 31, 2008 under the Survivor Income Agreement that we assumed in connection with the merger with Community Banks, Inc.

(3) This amount represents the present value of Mr. Dunklebarger's accrued SERP benefit as of December 31, 2008.

(4) This amount represents the value of unvested stock options to purchase an aggregate of 25,000 shares of common stock, based on the difference between the exercise price of the options and $15.91, the closing price of our common stock on December 31, 2008. The actual value realized will vary depending on the date the options are exercised.

(5) Mr. Dunklebarger owns no restricted shares of common stock as of December 31, 2008.

(6) Our parachute gross-up analysis does not include an assumption of value for Mr. Dunklebarger's non-compete commitments because as of December 31, 2008 no independent appraisal has been conducted. As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of thenext five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

(7) This amount is the $169,000 holdback payment related to Mr. Dunklebarger's agreement to be bound by the restrictive covenants in his employment agreement.

(8) This amount is equal to the bi-weekly compensation continuation payments equal to 1/26 of Mr. Dunklebarger's base salary, such amount being $500,000, plus the holdback payment in the amount of $169,000.

(9) This amount represents an amount equal to 150% of our actual premium cost of providing group term life insurance coverage to Mr. Dunklebarger for a three-year period.

(10) This amount represents the sum of: (i) the present value of Mr. Dunklebarger's accrued SERP benefit as of December 31, 2008 including one additional year of service, such amount being $129,398; plus (ii) the present value of the benefit enhancement Mr. Dunklebarger would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $12,532.

(11) This amount represents our portion of the premium payments for 18 months of health coverage for Mr. Dunklebarger, his spouse and his dependents, such amount being $22,752, plus a lump-sum payment in an amount equal to 100% of the premium costs for COBRA continuation coverage for a period commencing on the first day after the 18-month period and continuing until Mr. Dunklebarger reaches age 65, such amount being $216,332.

(12) This amount is equal to three times Mr. Dunklebarger's current salary, such amount being $1,500,000, plus the holdback payment in the amount of $169,000.

(13) This amount represents the sum of: (i) the present value of Mr. Dunklebarger's accrued SERP benefit as of December 31, 2008 including three additional years of service and assuming that his annual compensation had increased at a rate of 4% per year, such amount being $151,799; plus (ii) the present value of the benefit enhancement Mr. Dunklebarger would accrue under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $39,298.

Bernard A. Francis, Jr.

Termination Without Cause. Mr. Francis's employment with us may be terminated by us at any time without Cause, which is defined substantially as described above with respect to the other executive officers. In such event, Mr. Francis shall be entitled to the following payments and/or benefits:

- a lump-sum payment in an amount equal to Mr. Francis's rate of "total compensation" (i.e., his base salary and annual bonus opportunity) in effect prior to any reduction which led to the termination, times the number of months otherwise remaining in the term of his employment agreement (Mr. Francis's employment agreement contains an evergreen renewal provision that generally results in the remaining term of his employment agreement at any given time being at least 26 but not more than 38 months);
- the pension benefits he would have accrued had he remained employed by us for the remainder of the term of his employment agreement; and
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for the remainder of the term of his employment agreement.

Resignation (with Non-Compete Payments). In the event that Mr. Francis resigns his employment with us and we elect to make non-compete payments to Mr. Francis, then we shall make monthly payments to Mr. Francis for a period not to exceed 12 months following the date of his termination, with each monthly payment equal to 1/12 of Mr. Francis's base salary and bonus for the 12-month period immediately prior to the date of his termination; provided, however, that the non-compete payments shall be reduced by any payments of salary, bonus or similar payments received by Mr. Francis from any new employment that relates to the time periods for which the non-compete payments are made. We may elect to stop making non-compete payments to Mr. Francis at any time during the 12-month period.

Disability. If Mr. Francis becomes and continues to be permanently disabled, then Mr. Francis shall be entitled to:

- payment of base salary for a period of not less than six months following the commencement of such permanent disability;
- continued coverage and participation in our group term life insurance, disability insurance, accidental death and dismemberment insurance, and health insurance for a period of not less than six months following the commencement of such permanent disability; and
- accelerated vesting of unvested stock options and restricted stock.

Death or Retirement. In the event of Mr. Francis's termination of employment due to death or retirement, any unvested stock options or restricted stock shall immediately vest. In addition, in the event of Mr. Francis's termination of employment due to retirement, he may exercise his stock options any time during the full term of the option, regardless of employment status.

Non-Renewal. We may elect not to renew the term of Mr. Francis's employment. In the event that we elect not to renew the term of Mr. Francis's employment and, as a result, Mr. Francis elects to resign, then Mr. Francis may be required to continue to perform his duties under his employment agreement for a period of up to three months. Additionally, we may elect, at our discretion, to require Mr. Francis to remain reasonably available to us for advice and consultation, for up to an additional nine months. In the event that we request Mr. Francis to remain available for advice and consultation, he will be entitled to all salary, bonus and benefits he would otherwise be entitled to receive for a commensurate period (reduced by any amounts he earns from other employment during that period). In the absence of our election of the advice and consultation period, Mr. Francis will not be entitled to any further salary, bonus or benefits by virtue of his resignation.

Change in Control. Mr. Francis may elect to resign his employment with the company if, within the 12-month period following a Change in Control, there occurs an "Adverse Change" (defined substantially as described above with respect to the other executive officers) in his circumstances.

In the event Mr. Francis terminates his employment under such circumstances, then Mr. Francis will be entitled to receive the same payments as described above in connection with a Termination without Cause. In addition, we may elect to bind Mr. Francis to a non-compete restriction by making payments to him, on the same basis as described under the heading "*Resignation (with Non-Compete Payments*)" for a period not to exceed the then remaining term of his employment agreement.

A Change in Control shall be deemed to have occurred upon the happening of any one or more of the following occurrences if, prior thereto, such occurrence has not received the approval of a majority of the disinterested members of the Board of Directors of Valley Forge and/or the Board:

- a liquidation, dissolution or sale of substantially all the assets of Valley Forge and/or our assets;
- any person becoming a beneficial owner of securities of Valley Forge and/or our securities representing more than 20% of the common stock of Valley Forge and/or our common stock or the combined voting power of Valley Forge's and/or our then outstanding securities;
- at least a majority of the Board of Valley Forge and/or the Board at any time does not consist of individuals who were elected, or nominated for election, by directors in office at the time of such election or nomination; or
- Valley Forge and/or we merge or consolidate with another corporation, and is/are not the surviving corporation.

Non-Solicitation. Additionally, Mr. Francis is bound by a non-solicitation covenant for a period of two years following any termination of his employment.

Parachute Gross-Up Payment. Pursuant to the February 26, 2007 amendment to Mr. Francis's employment agreement, Mr. Francis will be entitled to a Parachute Gross-Up Payment on the same terms as described above for the other executive officers. As long as the Treasury holds an equity or debt position in Susquehanna pursuant to the CPP, we shall not make any golden parachute payments to our named executive officers and any of thenext five most highly compensated employees. A "golden parachute payment" is any payment to a senior executive officer for departure from a company for any reason, except for payments for services performed or benefits accrued.

Assuming one of the following events occurred on December 31, 2008, Mr. Francis's payments and benefits have an estimated value of:

	Severance/ Salary Continuation	Supplemental Executive Retirement Plan Benefit	Payment under Executive Life Insurance Program	Payments under Executive Supplemental LTD Program	Welfare Benefit Continuation	Value of Options Subject to Acceleration(1)	Value of Restricted Stock Subject to Acceleration(2)	Parachute Gross-up Payment
For Cause	—	$167,912(3)	—	—	—	—	—	—
Resignation	— (4)	167,912(3)	—	—	—	—	—	—
Death	—	167,912(3)	$750,000(5)	—	—	—	$1,814	—
Disability		167,912(3)	—	$348,308(6)	$14,472(7)	—	1,814	—
Retirement	—	167,912(3)	—	—	—	—	1,814	—
Non-Renewal	— (8)	167,912(3)	—	—	— (9)	—	—	—
Without Cause	1,263,462(10)	274,048(11)	—	—	86,832(12)	—	—	—
Without Cause after a Change in Control	1,263,462(10)	274,048(11)	—	—	86,832(12)	—	—	— (13)
Due to Adverse Change after a Change in Control	1,263,462(14)(10)	274,048(11)	—	—	86,832(12)	—	—	— (13)
Change in Control (with or without termination)	—	—	—	—	—	—	1,814	—

(1) This amount represents the value of unvested stock options to purchase an aggregate of 14,020 shares of common stock, based on the difference between the exercise price of the options and $15.91, the closing price of our common stock on December 31, 2008. The actual value realized will vary depending on the date the options are exercised.

(2) This amount represents the value of unvested grants to receive an aggregate of 114 shares of common stock, based on $15.91, the closing price of our common stock on December 31, 2008.
(3) This amount represents the present value of Mr. Francis's accrued SERP benefit as of December 31, 2008.
(4) Mr. Francis has no entitlement to severance or salary continuation under this circumstance, but, as described above, we may elect to purchase a non-compete commitment from him for a period not to exceed 12 months at a cost equal to his monthly total compensation of $47,596 (reduced by any amounts he earns from other employment during that month).
(5) This amount represents the term life insurance proceeds payable upon the death of Mr. Francis under the life insurance policy provided by Valley Forge.
(6) This amount represents the actuarial present value of the benefits that would become payable to Mr. Francis under the supplemental long-term disability policy provided by Valley Forge in the event of his termination due to disability on December 31, 2008.
(7) This amount represents our portion of the premium payments for 6 months of health, life, accidental death and dismemberment, and disability coverage.
(8) Mr. Francis has no entitlement to severance or salary continuation under this circumstance, but, as described above, we may elect to require Mr. Francis to remain reasonably available to us to provide advice and consultation for a period not to exceed 9 months at a monthly cost equal to his total compensation of $35,096 (reduced by any amounts he earns from other employment during that month).
(9) Mr. Francis has no entitlement to welfare benefit continuation under this circumstance; however, as described above, in the event we elect to require Mr. Francis to remain reasonably available to us to provide advice and consultation, Mr. Francis is entitled to continue to receive health, life, accidental death and dismemberment, and disability coverage for the advice and consultation period, at an estimated monthly cost to us of $2,412.
(10) This amount is equal to three times Mr. Francis's rate of base salary and annual bonus opportunity in effect prior to termination.
(11) This amount represents the sum of: (i) the present value of Mr. Francis's accrued SERP benefit as of December 31, 2008 including three additional years of service, such amount being $228,520; plus (ii) the present value of the benefit enhancement Mr. Francis would have accrued under our Cash Balance Pension Plan if such accrual were allowed under the terms of that plan, such amount being $35,096.
(12) This amount represents our portion of the premium payments for 36 months of health, life, accidental death and dismemberment, and disability coverage.
(13) This amount assumes that the fair market value of any non-compete commitment by Mr. Francis is at least equal to the sum of the payments made in exchange for that commitment under his employment agreement. This amount also gives effect to the February 26, 2007 amendment to Mr. Francis's employment agreement, which provides that in the event the imposition of the excise tax under Section 4999 of the Code could be avoided by the reduction of payments due to Mr. Francis by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply and no Parachute Gross-up Payment will be made.
(14) This amount represents $1,263,462 as a severance payment. In addition (and as described above), we may elect, in our discretion, to purchase a non-compete commitment from him at a monthly cost equal to his monthly total compensation of $35,096 (reduced by any amounts he earns from other employment during that month) for a period not to exceed 36 months.

For All Named Executive Officers

Effect of Change in Control on Unvested Equity Awards. For each named executive officer, the occurrence of a Change In Control (as defined in the applicable equity plans) will cause the vesting of all otherwise unvested options and restricted stock to accelerate fully.

Death or Disability. In addition to the individual entitlements described above, upon death, Messrs. Reuter, Hostetter and Quick would be entitled to benefits under our Executive Life Insurance Program. Mr. Francis would be entitled to benefits under a separate life insurance program provided to him by Valley Forge. Mr. Dunklebarger would be entitled to benefits under a separate term life insurance program. Additionally, upon disability, each of Messrs. Reuter, Hostetter and Francis would be entitled to benefits under our Supplemental LTD Program. Mr. Francis would be entitled to benefits under a separate disability program provided to him by Valley Forge. Mr. Dunklebarger would be entitled to benefits under his Survivor Income Agreement. Each of these programs is discussed more fully above in the "*Compensation Discussion and Analysis*" section.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater-than-ten-percent shareholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of forms that we have received, and written representations from certain reporting persons that they were not required to file Form 5s relating to our stock, we believe that in 2008, all filing requirements pursuant to Section 16(a) of the Securities Exchange Act of 1934 relating to our officers, directors and principal shareholders were satisfied.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Policies Regarding Related Person Transactions

We have adopted a written statement of policy (the "Policy") with respect to Related Person Transactions, which is administered by our Audit Committee. Under the Policy, a "Related Person Transaction" is any transaction between Susquehanna or any of our subsidiaries and a Related Person not including any transactions available to all employees generally, transactions related solely to executive compensation (which require approval by the Compensation Committee), transactions involving less than $5,000 when aggregated with all similar transactions, or transactions that have received pre-approval by the Audit Committee as described below. A "Related Person" is any of our executive officers, directors or director nominees, any shareholder owning in excess of five percent (5%) of our stock or any controlled affiliate of such shareholder, any immediate family member of any of our executive officers or directors, and any entity in which any of the foregoing has a substantial ownership interest or control.

Pursuant to the Policy, a Related Person Transaction may only be consummated or may only continue if:

- the Audit Committee approves or ratifies such transaction in accordance with the Policy, and the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; or
- the transaction is approved by the disinterested members of the Board; and
- the transaction, if it involves compensation, is also approved by our Compensation Committee.

Transactions with Related Persons, though not classified as Related Person Transactions by the Policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules and regulations.

Certain Types of Transactions Pre-Approved by the Audit Committee

We are a diversified financial institution that offers a variety of financial products to the public through our subsidiaries. Our Audit Committee has determined that offering such financial products to our Related Persons is beneficial and therefore has pre-approved the entrance by our subsidiaries into certain depository, loan, trust, lease, broker/dealer and investment advisory, insurance and risk management relationships with Related Person; provided that: (i) the terms and conditions of any transaction must be substantially similar to those made available to the general public or any of our other employees; and (ii) the transaction is one that the subsidiary would typically enter into as part of its ordinary business.

In addition to the pre-approval of transactions involving financial products we provide as part of our business, our Audit Committee also pre-approved: (i) any compensation, work-related reimbursement or benefits paid or provided to any of our employees or any of their affiliates who is a Related Person that is within our normal pay scale and which complies with our policies and procedures applicable to such compensation and benefits; (ii) any economic relationship between any of our directors (including his or her affiliated interests) and us or one of our subsidiaries that meets the de minimus exception set forth in Section IV.B.2 of our Code of Ethics; (iii) any legal representation provided by a law firm of which a member of our or an affiliate's Board of Directors is a member or partner, provided (a) the legal representation is provided in connection with matters arising in the ordinary course of our subsidiary's business; (b) the fees charged to us or our subsidiary do not exceed any fees that such law firm would charge to other similarly situated clients with which no member or partner of such law firm is affiliated; and (c) that without the prior approval of the Audit Committee, the total amount paid to such law firm by us or our subsidiaries does not exceed $120,000 per annum (which amount may be changed by resolution of the Audit Committee from time to time); and (iv) any contributions made to any charitable organizations, provided such contributions (a) are made in accordance with our policies and procedures regarding the same; and (b) do not exceed $100,000 per annum (which amount may be changed by resolution of the Audit Committee from time to time).

Though the foregoing types of transactions have been pre-approved by our Audit Committee and therefore may be entered into without review as set forth in the Policy, all transactions entered into with Related Persons are subject to disclosure if required by the applicable securities laws, rules and regulations.

Related Person Transactions for 2008

Certain of our directors and executive officers, including certain members of their immediate families and companies in which they are principal owners (more than 10%), entered into depository, trust, lease, broker/dealer and investment advisory, insurance and risk management services ("financial services arrangements") with our subsidiaries. In accordance with our pre-approval policy described above, the terms and conditions of these transactions were substantially similar to those made available to the general public or any of our other employees, and were the types of transactions that our subsidiaries typically enter into as part of their ordinary business. At December 31, 2008, all of our directors and executive officers, either directly or indirectly, had one or more financial services arrangements with at least one of our subsidiaries.

Certain of our directors and executive officers, including certain members of their immediate families and companies in which they are principal owners (more than 10%), were also indebted to our banking subsidiaries. In accordance with our pre-approval policy, all of these transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the company, and did not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2008, Messrs. Alter, DeSoto, Miller, Reuter, and Rose and Ms. Piersol either directly or indirectly each had outstanding loans (in excess of $120,000). The total aggregate amount outstanding for these loans as of December 31, 2008 was $33,201,672. Each of these loans is performing in accordance with its original terms.

Mr. Ulsh is a principal in the law firm of Mette, Evans & Woodside and such law firm received fees of $155,478 in 2008 for legal services from our affiliates.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the Annual Meeting, a vote will be taken on a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants for the fiscal year ending December 31, 2009. PricewaterhouseCoopers LLP has audited our financial statements since 1982.

The Audit Committee of the Board expects to appoint PricewaterhouseCoopers LLP as the independent auditors of Susquehanna and our subsidiaries for the year ending December 31, 2009. Although shareholder approval is not required, the Board desires to obtain shareholder ratification of this appointment. If the appointment is not ratified at the Annual Meeting, the Board will review its future selection of auditors. If the appointment is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Susquehanna and its shareholders. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting to make a statement if they so desire and to respond to appropriate questions.

The affirmative vote of the holders of a majority of Susquehanna's common stock present in person or represented by proxy at the Annual Meeting is necessary for ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

THE BOARD RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS.

INDEPENDENT ACCOUNTANTS

We engaged PricewaterhouseCoopers LLP, independent accountants, to audit our financial statements for the year ended December 31, 2008. We expect to engage PricewaterhouseCoopers LLP as our independent public accountants for the year 2009, subject to review and approval by the Audit Committee. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. They are expected to be available to respond to appropriate questions from our shareholders.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Shareholder proposals for the 2010 Annual Meeting of Shareholders must be received by our Corporate Secretary no later than November 27, 2009 to be considered for inclusion in the proxy statement and form of proxy relating to the 2010 Annual Meeting.

ANNUAL REPORT ON FORM 10-K

Upon written request to our Corporate Secretary at the address set forth at the top of page 1, we will furnish, without charge to any shareholder whose proxy is solicited hereby, a copy of our Annual Report on Form 10-K to the Securities and Exchange Commission, including the financial statements and schedules thereto. You may access electronic copies of our Annual Report on the Internet by visiting our website at *www.susquehanna.net*, or by visiting the Securities and Exchange Commission's home page on the Internet at *www.sec.gov*.

By Order of the Board of Directors,

Lisa M. Cavage

Lisa M. Cavage
Secretary

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ANNEX A

AMENDED AND RESTATED
SUSQUEHANNA BANCSHARES, INC.
2005 EQUITY COMPENSATION PLAN

The purpose of the Amended and Restated Susquehanna Bancshares, Inc. 2005 Equity Compensation Plan (the "Plan") is to provide (i) designated officers (including officers who are also directors) and other employees of Susquehanna Bancshares, Inc. (the "Company") and its subsidiaries, and (ii) non-employee members of the board of directors of the Company (the "Board"), with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Company believes that the Plan will cause the participants to contribute materially to the growth of the Company, thereby benefiting the Company's shareholders and align the economic interests of the participants with those of the shareholders.

1. Administration

The Plan shall be administered and interpreted by the Compensation Committee of the Board of Directors (the "Committee"), which shall consist of two or more persons appointed by the Board, all of whom shall be "disinterested persons" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, and related Treasury regulations (the "Code").

The Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting and (iv) deal with any other matters arising under the Plan,

The Committee may, in its discretion or in accordance with a directive from the Board, waive or amend any provisions of any Grant, provided such waiver or amendment is not inconsistent with the terms of this Plan as then in effect the Committee may, if it so desires, base any of the foregoing determinations upon the recommendations of management of the Company. A majority of the Committee shall constitute a quorum thereof, and the actions of a majority of the Committee at a meeting at which a quorum is present, or actions unanimously approved in writing by all members of the Committee, shall be actions of the Committee.

The Committee shall have full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interests in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

2. Grants

Incentives under the Plan shall consist of grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalents on restricted stock units (hereinafter collectively referred to as "Grants"). All Grants shall be subject to the terms and conditions set forth herein and to those other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual (the "Grant Instrument"). The Committee shall approve the form and provisions of each Grant Instrument. All Grants shall be made conditional upon the grantee's acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the

Committee shall be final and binding on the grantee, his or her beneficiaries and any other person having or claiming an interest under such Grant. Grants under a particular Section of the Plan need not be uniform as among the grantees.

3. Shares Subject to the Plan

(a) Subject to the adjustment specified below, the aggregate number of shares of the common stock of the Company, par value $2.00 per share (the "Company Stock") that may be issued or transferred under the Plan is 3,500,000 shares of Company Stock; provided that no more than 1,000,000 shares of the foregoing 3,500,000 shares of Company Stock shall be used to grant restricted stock, restricted stock units and dividend equivalents on restricted stock units (so called "full value awards") under the Plan. Notwithstanding anything in the Plan to the contrary, the maximum aggregate number of shares of Company Stock that shall be subject to Grants made under the Plan to any one individual during any calendar year shall be 450,000 shares. The shares may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent stock options or stock appreciation rights granted under the Plan terminate, expire, or are cancelled, forfeited, exchanged or surrendered without having been exercised or if and to the extent any restricted stock, restricted stock units or dividend equivalents on restricted stock units are forfeited or terminated or otherwise not paid in full, the shares subject to such Grants shall again be available for purposes of the Plan. Shares of Company Stock surrendered in payment of the option price of a stock option, and shares of Company Stock withheld or surrendered for payment of taxes, shall not be available for re-issuance under the Plan. If stock appreciation rights are granted, the full number of shares subject to the stock appreciation rights shall be considered issued under the Plan, without regard to the number of shares issued upon exercise of the stock appreciation rights and without regard to any cash settlement of the stock appreciation rights. To the extent that a Grant of restricted stock units or dividend equivalents on restricted stock units is designated in the Grant Instrument to be paid in cash and not in shares of Company Stock, such Grants shall not count against the share limits in this Subsection 3(a).

(b) If there is any change in the number or kind of shares of Company Stock outstanding by reason of a stock dividend, a recapitalization, stock split, or combination or exchange of shares, or merger, reorganization or consolidation in which the Company is the surviving corporation, reclassification or change in par value or by reason of any other extraordinary or unusual events affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced due to the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for Grants, the maximum number of shares of Company Stock that may be subject to Grants to any one individual under the Plan in any calendar year, the number of shares covered by outstanding Grants, and the price per share or the applicable market value of such Grants shall be proportionately adjusted by the Committee to reflect any increase or decrease in the number or kind of issued shares of Company Stock to preclude the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated by rounding any portion of a share equal to .500 or greater up, and any portion of a share equal to less than .500 down, in each case to the nearest whole number. For purposes of this Section 3(b), "shares of Company Stock" and "shares" include referenced shares with respect to SARs. The adjustments determined by the Committee shall be final, binding and conclusive. Notwithstanding the foregoing, any adjustments to outstanding Grants shall be consistent with Sections 409A, 422 and 424 of the Code, to the extent applicable.

4. Eligibility for Participation

All employees of the Company and its subsidiaries ("Employees"), including Employees who are officers or members of the Board, shall be eligible to participate in the Plan. Members of the Board who are not employees of the Company or any of its subsidiaries ("Non-Employee Directors") shall be eligible to participate in the Plan, but shall not be eligible to receive incentive stock options.

The Board shall select the Employees and Non-Employee Directors to receive Grants and determine the number of shares of Company Stock subject to a particular Grant in such manner as the Board determines. Employees and Non-Employee Directors who receive Grants under this Plan shall hereinafter be referred to as "Grantees".

Nothing contained in this Plan shall be construed to (i) limit the right of the Board to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including stock options granted to employees thereof who become Employees of the Company, or for other proper corporate purpose, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan.

5. Granting of Stock Options

Employees or Non-Employee Directors shall be eligible to receive grants of stock options in accordance with this Section 5.

(a) Number of Shares. The Committee, in its sole discretion, shall determine the number of shares of Company Stock that will be subject to each Grant of stock options.

(b) Type of Stock Option and Price. The Committee may grant stock options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code ("Incentive Stock Options") or stock options which are not intended to so qualify ("Nonqualified Stock Options") or any combination of Incentive Stock Options and Nonqualified Stock Options (hereinafter collectively the "Stock Options"), all in accordance with the terms and conditions set forth herein.

The purchase price of Company Stock subject to a Stock Option shall be determined by the Committee and may be equal to or greater than the Fair Market Value (as defined below) of a share of Company Stock on the date such Stock Option is granted; provided that, an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, as defined in Section 424 of the Code, unless the purchase price per share is not less than 110% of the Fair Market Value of a share of Company Stock on the date of grant. An Incentive Stock Option shall only be granted to an Employee of the Company or any "subsidiary" within the meaning of Section 424(f) of the Code.

Fair Market Value of Company Stock means, unless the Committee determines otherwise with respect to a particular Grant, (i) if the principal trading market for the Company Stock is a national securities exchange, the last reported sale price of Company Stock on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, (ii) if the Company Stock is not principally traded on such exchange, the mean between the last reported "bid" and "asked" prices of Company Stock on the relevant date, as reported on the OTC Bulletin Board, or (iii) if the Company Stock is not publicly traded or, if publicly traded, is not so reported, the Fair Market Value per share shall be as determined by the Committee.

(c) Stock Option Term. The Committee shall determine the term of each Stock Option. The term of any Stock Option shall not exceed ten years from the date of grant; provided that an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, as defined in Section 424 of the Code, may not have a term that exceeds five years from the date of grant.

(d) Exercisability of Stock Options. Stock Options shall become exercisable in accordance with the terms and conditions determined by the Committee, in its sole discretion, and specified in the Grant Instrument. The Committee, in its sole discretion, may accelerate the exercisability of any or all outstanding Stock Options at any time for any reason. In addition, all outstanding Stock Options automatically shall become fully and immediately exercisable upon a Change of Control (as defined herein) in accordance with the provisions of Section 11. Unless otherwise determined by the Committee, the vesting period for Stock Options shall commence on the date of grant and shall end on the date or dates as the Committee determines as specified in the Grant Instrument. Notwithstanding any other provision of the Plan, except as otherwise provided by the Committee in the Grant Instrument, all outstanding Stock Options shall become immediately exercisable upon the earliest to occur of the following, if at such time the Grantee is an Employee of the Company or a parent or subsidiary of the Company, or a Non-Employee Director in the case of a Nonqualified Stock Option: (i) the Grantee's normal retirement date, (ii) five years from the date of the Grant, (iii) the Grantee's death or Disability (as defined herein), or (iv) the occurrence of a Change of Control of the Company; provided the Grantee is employed by, or providing services to the Company as of the date of the Change of Control.

(e) Manner of Exercise. A Grantee may exercise a Stock Option which has become exercisable, in whole or in part, by delivering a duly completed notice of exercise to the Secretary of the Company with accompanying payment of the option price in accordance with Subsection (h) below. Such notice may instruct the Company to deliver shares of Company Stock due upon the exercise of the Stock Option to any registered broker or dealer designated by the Committee ("Designated Broker") in lieu of delivery to the Grantee. Such instructions must designate the account into which the shares are to be deposited. The Grantee may tender a notice of exercise, which has been properly executed by the Grantee and the aforementioned delivery instructions to any Designated Broker.

(f) Termination of Employment or Service, Disability or Death.

(i) Except as provided below, a Stock Option may only be exercised while the Grantee is employed by, or providing services to, the Company as an Employee or Non-Employee Director. In the event that a Grantee ceases to be employed by, or provide services to, the Company for any reason other than a Disability or death, any Stock Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days of the date on which the Grantee ceases to be employed by, or provide services to, the Company (or within such other period of time as may be specified in the Grant Instrument), but in any event no later than the date of expiration of the Stock Option term. Any of the Grantee's Stock Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide services to, the Company shall terminate as of such date.

(ii) In the event the Grantee ceases to be employed by, or provide services to, the Company because the Grantee is Disabled, any Stock Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year of the date on which the Grantee ceases to employed by, or provides services to, the Company (or within such other period of time as may be specified in the Grant Instrument), but in any event no later than the date of expiration of the Stock Option term. Any of the Grantee's Stock Options which are not otherwise exercisable as of the date on which the Grantee ceases to be an Employee or Non-Employee Director shall terminate as of such date.

(iii) If (a) the Grantee dies while employed by, or providing services to, the Company, or (b) in the case of Disability, during the period provided at Section 5(g)(ii) above, or (c) within 90 days after the date on which the Grantee ceases to be employed by, or provide services to, the Company on account of a termination of employment or service specified in Section 5(g)(i) above (or within such other period of time as may be specified in the Grant Instrument), any Stock Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year of the date of death (or within such other period of time as may be specified in the Grant Instrument), but in any event no later than the date of expiration of the Stock Option term. Any of the Grantee's Stock Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide services to, the Company shall terminate as of such date.

(iv) For purposes of this Section 5 and Section 8 below, the term "Company" shall include the Company's subsidiaries and the term "Disability" or "Disabled" shall mean a Grantee's becoming disabled within the meaning of Section 22(e)(3) of the Code.

(g) Satisfaction of Option Price. The Grantee shall pay the option price specified in the Grant Instrument in (i) cash, (ii) with the approval of the Committee, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of a Stock Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the option price, (iii) through a net exercise of the Stock Option whereby the Grantee instructs the Company to withhold that number of shares of Company Stock having a Fair Market Value on the date of exercise equal to the aggregate option price of the Stock Option being exercised and deliver to the Grantee the remainder of the shares subject to such exercise, or (iv) by such other method as the Committee may approve. The Grantee shall pay the option price and the amount of withholding tax due, if any, at the time of exercise. Shares of Company Stock shall not be issued or transferred upon exercise of a Stock Option until the option price is fully paid and any required withholding is made. In the event Stock Option is exercised through the net exercise procedure under Section 5(g)(iii), then both for purposes of calculating the number of shares of Company Stock remaining available for issuance under the Plan and the number of shares of Company Stock remaining available for purchase under such Stock Option, the number of such shares shall be reduced by the gross number of shares for which the Stock Option is exercised.

(h) Election to Withhold Shares. To the extent permitted by the Committee, Grantees may make an election to satisfy the Company income tax withholding obligation with respect to a Stock Option by having shares withheld up to an amount that does not exceed the minimum applicable rate for federal (including FICA), state and local tax liabilities. Such election must be in the form and manner prescribed by the Committee.

(i) Rule 16b-3 Restrictions. Unless a Grantee who is an "insider," as defined under Section 16 of the Exchange Act, could otherwise transfer Company Stock issued pursuant to a Stock Option without incurring liability under Section 16(b) of the Exchange Act, at least six months must elapse from the date of acquisition of a Stock Option by such a Grantee to the date of disposition of the Company Stock issued upon exercise of such Stock Option.

(j) Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, to the extent that the aggregate Fair Market Value of the Company Stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year under the Plan or any other stock option plan of the Company exceeds $100,000, then such stock option as to the excess shall be treated as a Nonqualified Stock Option.

6. Restricted Stock Grants

(a) General Requirements. The Committee may issue or transfer shares of Company Stock to an Employee or Non-Employee Director under a Grant (a "Restricted Stock Grant"), upon such terms as the Committee deems appropriate. Shares of Company Stock issued pursuant to Restricted Stock Grants may be issued for cash consideration or for no cash consideration, at the sole discretion of the Committee. The Committee shall establish conditions under which restrictions on the transfer of shares of Company Stock shall lapse over a period of time or according to such other criteria as the Committee deems appropriate. The period of years during which the Restricted Stock Grant will remain subject to restrictions, if any, will be designated in the Grant Instrument as the "Restriction Period."

(b) Number of Shares. The Committee shall grant to each Grantee a number of shares of Company Stock pursuant to a Restricted Stock Grant in such manner as the Committee determines.

(c) Termination of Employment or Services. If the Grantee ceases to be employed by the Company (as an Employee or Non-Employee Director) during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Restricted Stock Grant shall terminate as to all shares covered by the Grant as to which restrictions on transfer have not lapsed and those shares of Company Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems equitable.

(d) Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of Company Stock to which such Restriction Period applies except to a Successor Grantee under Section 9. Each certificate for a share issued or transferred under a Restricted Stock Grant shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend removed from the stock certificate or certificates covering any of the shares subject to restrictions when all restrictions on such shares have lapsed.

(e) Right to Vote and to Receive Dividends. During the Restriction Period, unless the Committee determines otherwise, the Grantee shall have the right to vote shares subject to the Restricted Stock Grant and to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee.

(f) Lapse of Restrictions. All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of any conditions imposed by the Committee. The Committee may determine, as to any or all Restricted Stock Grants, that all the restrictions shall lapse without regard to any Restriction Period. All restrictions under all outstanding Restricted Stock Grants shall automatically and immediately lapse upon a Change of Control; provided that the Grantee is employed by, or providing services to the Company as of the date of the Change of Control.

(g) Election to Withhold Shares. To the extent permitted by the Committee, Grantees may make an election to satisfy the Company income tax withholding obligation with respect to a Restricted Stock Grant by having shares withheld up to an amount that does not exceed the participant's minimum applicable tax rate for federal (including FICA), state and local tax liabilities. Such election must be in the form and manner prescribed by the Committee. If the Grantee is a director or officer within the meaning of Rule l6a- 1(f) promulgated under the Exchange Act, such election must be irrevocable and must be made six months prior to the date on which all restrictions lapse with respect to such shares.

7. Restricted Stock Unit Grants

(a) General Requirements. The Committee may grant an award of phantom units representing shares of Company Stock on a one-for-one basis ("Restricted Stock Units") to an Employee or Non-Employee Director, upon such terms and conditions as the Committee deems appropriate under this Section 7. Each Restricted Stock Unit shall represent the right of the Grantee to receive a share of Company Stock or an amount based on the value of a share of Company Stock. All Restricted Stock Units shall be credited to bookkeeping accounts on the Company's records for purposes of the Plan.

(b) Terms of Restricted Stock Units. The Committee may grant Restricted Stock Units that are payable on terms and conditions determined by the Committee, which may include payment based on achievement of performance goals. Restricted Stock Units may be paid at the end of a specified vesting or performance period, or payment may be deferred to a date authorized by the Committee, subject to the applicable requirements of Section 409A of the Code. The Committee shall determine the number of Restricted Stock Units to be granted and the requirements applicable to such Restricted Stock Units.

(c) Payment With Respect to Restricted Stock Units. Payment with respect to Restricted Stock Units shall be made in cash, in Company Stock, or in a combination of the two, as determined by the Committee. The Grant Instrument shall specify the maximum number of shares that can be issued under the Restricted Stock Units.

(d) Requirement of Employment or Service. The Committee shall determine in the Grant Instrument under what circumstances a Grantee may retain Restricted Stock Units after termination of the Grantee's employment or service, and the circumstances under which Restricted Stock Units may be forfeited. All restrictions under all outstanding Restricted Stock Units shall automatically and immediately lapse upon a Change of Control; provided the Grantee is employed by, or providing services to the Company as of the date of the Change of Control.

(e) Dividend Equivalents. The Committee may grant Dividend Equivalents (as defined herein) in connection with Restricted Stock Units, under such terms and conditions as the Committee deems appropriate. Dividend Equivalents may be paid to Grantees currently or may be deferred. All Dividend Equivalents that are not paid currently shall be credited to bookkeeping accounts on the Company's records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation, or may be converted to additional Restricted Stock Units for the Grantee, and deferred Dividend Equivalents may accrue interest, all as determined by the Committee and subject to the applicable requirements of Section 409A of the Code. The Committee may provide that Dividend Equivalents shall be payable based on the achievement of specific performance goals. Dividend Equivalents may be payable in cash or shares of Company Stock or in a combination of the two, as determined by the Committee. "Dividend Equivalent" means an amount calculated with respect to a Restricted Stock Unit, which is determined by multiplying the number of shares of Company Stock subject to the Restricted Stock Unit by the per share cash dividend, or the per share Fair Market Value of any dividend in consideration other than cash, paid by the Company on its Company Stock. If interest is credited on accumulated dividend equivalents, the term "Dividend Equivalent" shall include the accrued interest. Notwithstanding the foregoing, in no event shall the Committee grant Dividend Equivalents based on the dividends declared with respect to shares of Company Stock subject to a Stock Option or SAR.

8. Stock Appreciation Rights

(a) General Requirements. The Committee may grant stock appreciation rights ("SARs") to any Grantee in tandem with any Stock Option, for all or a portion of the applicable Stock Option, either at the time the Stock Option is granted or at any time thereafter while the Stock Option remains outstanding; provided, however, that in the case of an Incentive Stock Option, such rights may be granted only at the time of the Grant of such Stock Option. Unless the Committee determines otherwise, the base price of each SAR shall be equal to the greater of (i) the exercise price of the related Stock Option or (ii) the Fair Market Value of a share of Company Stock as of the date of Grant of such SAR.

(b) Number of SARs. The number of SARs granted to a Grantee which shall be exercisable during any given period of time shall not exceed the number of shares of Company Stock which the Grantee may purchase upon the exercise of the related Stock Option during such period of time. Upon the exercise of a Stock Option, the SARs relating to the Company Stock covered by such Stock Option shall terminate. Upon the exercise of SARs, the related Stock Option shall terminate to the extent of an equal number of shares of Company Stock.

(c) Value of SARs. Upon a Grantee's exercise of some or all of the Grantee's SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised, payable in cash, Company Stock or a combination thereof. The stock appreciation for a SAR is the difference between the base price of the SAR as described in Subsection (a) and the Fair Market Value of the underlying Company Stock on the date of exercise of such SAR.

(d) Form of Payment. At the time of such exercise, the Grantee shall have the right to elect the portion of the amount to be received that shall consist of cash and the portion that shall consist of Common Stock, which for purposes of calculating the number of shares of Company Stock to be received, shall be valued at their Fair Market Value on the date of exercise of such SARs. The Committee shall have the right to disapprove a Grantee's election to receive cash in full or partial settlement of the SARs exercised and to require that shares of Company Stock be delivered in lieu of cash. If shares of Company Stock are to be received upon exercise of a SAR, cash shall be delivered in lieu of any fractional share. Upon the exercise of an outstanding SAR, the number of shares of Company Stock thereafter available, for purposes of calculating both the Plan reserve and the number of shares of Company Stock as to which such SAR may be subsequently exercised, shall be reduced by the gross number of shares of Company Stock as to which the SAR is exercised.

(e) Certain Restrictions. A SAR is exercisable only during the period when the Stock Option to which it is related is also exercisable. No SAR may be exercised for cash by an officer or director of the Company subject to Section 16 of the Exchange Act, in whole or in part, except in accordance with Rule l6b-3 under the Exchange Act.

9. Transferability of Grants

Only the Grantee or his or her authorized representative may exercise rights under a Grant. Such persons may not transfer those rights except by will or by the laws of descent and distribution or, with respect to Grants other than Incentive Stock Options, if permitted under Rule 16b-3 of the Exchange Act and if permitted in any specific case by the Committee in its sole discretion, pursuant to a qualified domestic relations order as defined under the Code or Title I of ERISA or the regulations thereunder. When a Grantee dies, the representative or other person entitled to succeed to the rights of the Grantee ("Successor Grantee") may exercise such rights. A Successor Grantee must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to his or her children, grandchildren or spouse or to one or more trusts for the benefit of such family members or to partnerships in which such family members are the only partners (a "Family Transfer"), provided that the Grantee receives no consideration for a Family Transfer and the Grant Instruments relating to Nonqualified Stock Options transferred in a Family Transfer continue to be subject to the same terms and conditions that were applicable to such Nonqualified Stock Options immediately prior to the Family Transfer.

10. Change of Control of the Company

As used herein, a "Change of Control" shall be deemed to have occurred if:

(a) A liquidation or dissolution of the Company (excluding transfers to subsidiaries) or the sale of all or substantially all of the Company's assets occurs;

(b) As a result of a tender offer, stock purchase, other stock acquisition, merger, consolidation, recapitalization, reverse split or sale or transfer of assets, any person or group (as such terms are used in and under Section l3(d)(3) or 14(d)(2) of the Exchange Act) becomes the beneficial owner (as defined in Rule l3-d under the Exchange Act), directly or indirectly, of securities of the Company representing more than 20% of the common stock of the Company or the combined voting power of the Company's then outstanding securities; provided, however, that for purposes of this Subsection 10(b), a person or group shall not include the Company or any subsidiary or any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary;

(c) If at least a majority of the Board at any time does not consist of individuals who were elected, or nominated for election, by directors in office at the time of such election or nomination; or

(d) The Company merges or consolidates with any other corporation (other than a wholly owned subsidiary) and is not the surviving corporation (or survives only as a subsidiary of another corporation).

Notwithstanding the foregoing, the Committee may provide for a different definition of a "Change of Control" in a Grant Instrument if such Grant is subject to the requirements of Section 409A of the Code and the Grant will become payable on a Change of Control.

11. Consequences of a Change of Control

(a) Notice.

(i) If a Change of Control described in Section 10(a), (b) or (d) will occur, then, not later than 10 days after the approval by the shareholders of the Company (or approval by the Board, if shareholder action is not required) of such Change of Control, the Company shall give each Grantee with any outstanding Stock Options or SARs written notice of such proposed Change of Control.

(ii) If a Change of Control described in Section 10(b) may occur without approval by the shareholders (or approval by the Board) and does so occur, or if a Change of Control described in Section 10(c) occurs, then, not later than 10 days after such Change of Control, the Company shall give each grantee with any outstanding Stock Options or SARs written notice of the Change of Control.

(b) Election Period. In connection with the Change of Control and effective only upon such Change of Control, each Grantee shall thereupon have the right, within 10 days after such written notice is sent by the Company (the "Election Period"), to make an election as described in Subsection (c) with respect to all of his or her outstanding Stock Options or SARs (whether the right to exercise such Stock Options or SARs has then accrued or the right to exercise such Stock Options or SARs will occur or has occurred upon the Change of Control).

(c) Election Right. During the Election Period, each Grantee shall have the right to elect to exercise in full any installments of such Stock Options or SARs not previously exercised; provided, however, that in the case of a SAR held by a Grantee who is subject to Section 16(b) of the Exchange Act, any such surrender or payment shall be made on such date as the Committee shall determine consistent with Rule 16b-3 under the Exchange Act.

(d) Termination of Stock Options or SARs. If a Grantee does not make a timely election in accordance with Subsection (c) in connection with a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), the Grantee's Stock Options or SARs shall terminate as of the Change of Control. Notwithstanding the foregoing, a Stock Option or SAR will not terminate if assumed by the surviving or acquiring corporation, or its parent, upon a merger or consolidation and, with respect to an Incentive Stock Option, the assumption of the Stock Option occurs under circumstances which are not deemed a modification of the Stock Option within the meaning of Sections 424(a) and 424(h)(3)(A) of the Code.

(e) Accounting and Tax Limitations. Notwithstanding the foregoing, if the right described in Subsection (c) in connection with SARs would make the applicable Change of Control ineligible for desired tax treatment with respect to such Change of Control and, but for those provisions, the Change of Control would otherwise qualify for such treatment, the Grantee shall receive shares of Company Stock with a Fair Market Value equal to the cash that would otherwise be payable pursuant to Subsection (c) in substitution for the cash.

12. Amendment and Termination of the Plan

(a) Amendment. The Board may amend or terminate the Plan at any time: provided, however, that any amendment that increases the aggregate number (or individual limit for any single Grantee) of shares of Company Stock that may be issued or transferred under the Plan (other than by operation of Section 3(b)), or modifies the requirements as to eligibility for participation in the Plan, shall be subject to approval by the shareholders of the Company and provided, further, that the Board shall not amend the Plan without shareholder approval if such approval is required by Rule 16b-3 of the Exchange Act or Section 162(m) of the Code.

(b) Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board with the approval of the shareholders.

(c) Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 19(b) hereof. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 19(b) hereof or may be amended by agreement of the Company and the Grantee consistent with the Plan.

(d) Governing Document. The Plan shall be the controlling document, No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

13. Funding of the Plan

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. In no event shall interest be paid or accrued on any Grant, including unpaid installments of Grants.

14. Rights of Participants

Nothing in this Plan shall entitle any Employee or Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Company or any other employment rights.

15. No Fractional Shares

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

16. Withholding of Taxes

The Company shall have the right to deduct from all Grants paid in cash, or from other wages paid to an employee of the Company, any federal, state or local taxes required by law to be withheld with respect to such cash awards and, in the case of Grants paid in Company Stock, the Grantee or other person receiving such shares shall be required to pay to the Company the amount of any such taxes which the Company is required to withhold with respect to such Grants or the Company shall have the right to deduct from other wages paid to the employee by the Company the amount of any withholding due with respect to such Grants.

17. Requirements for Issuance of Shares

No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and certificates representing such shares may be legended so reflect any such restrictions. Certificates representing shares of Company Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

18. Headings

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

19. Miscellaneous

(a) Substitute Grants. The Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company or any of its subsidiaries in substitution for a stock option or restricted stock grant made by such corporation ("Substituted Stock Incentives"). The terms and conditions of the substitute grant may vary from the terms and conditions required by the Plan and from those of the Substituted Stock Incentives. The Committee shall prescribe the provisions of the substitute grants.

(b) Compliance with Law. The Plan, the exercise of Stock Options and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule l6b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Incentive Stock Options comply with the applicable provisions of Section 422 of the Code, and that, to the extent applicable, Grants are either exempt from, or comply with, the requirements of Section 409A of the Code. To the extent applicable, if on the date of a Grantee's "separation from service" (as such term is defined under Section 409A of the Code), Company Stock (or stock of any other company required to be aggregated with the Company for purposes of Section 409A of the Code and its corresponding regulations) is publicly-traded on an established securities market or otherwise and the Grantee is a "specified employee" (as such term is defined in Section 409A(a)(2)(B)(i) of the Code and its corresponding regulations) as determined by the Committee (or its delegate) in its discretion in accordance with the requirements of Sections 409A and 416 of the Code, then all Grants that are deemed to be deferred compensation subject to the requirements of Section 409A of the Code and payable within six months following such Grantee's "separation from service" shall be postponed for a period of six months following the Grantee's "separation from service" with the Company. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Grantees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(c) Ownership of Stock. A Grantee or Successor Grantee shall have no rights as a shareholder with respect to any shares of Company Stock covered by a Grant until the shares are issued or transferred to the Grantee or Successor Grantee on the stock transfer records of the Company.

(d) Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall exclusively be governed by and determined in accordance with the Law of the Commonwealth of Pennsylvania.

20. Effective Date of the Plan.

The Plan was originally effective on May 17, 2005 upon approval by the shareholders of the Company. This amendment and restatement will be effective May 8, 2009 if approved by the Company's shareholders as of such date.

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